SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary

Conference Call in Portuguese
Page	May 16, 2018
Introduction	2:30 PM (GMT)
1:30 PM (New York time)
I. Financial Information of the Companies	6:30 PM (London time)

II. Financial Analysis of the Companies	Phone: (11) 3137-8037

III. Operating Information of the Companies	Conference Call in English
May 16, 2018
2:30 PM (GMT)
1:30 PM (New York time)
6:30 PM (London time)
Phone: (11) 3137-8037

Contact RI:
Ombudsman-ri@eletrobras.com
www.eletrobras.com.br/ri
Tel: (55) (21) 2514-6333

Preparation of the Report to
Investors:

Superintendent of Investor
The Marketletter – Annex I, II and III can be found	Relations
in .xls extension at our website:	Paula Prado Rodrigues Couto
www.eletrobras.com.br/ri
Capital Market Department
Bruna Reis Arantes
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de A. Cardoso

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints,
compliments and requests from protesters regarding the
securities market on our Investor Relations website

ASSETS 03/31/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalent	34,422	233,490	7,173	7,189	18,545	1,598	31,413	11,762
Accounts Receivable, net	1,036,685	580,623	238,491	1,142,901	0	366,159	88,564	578,699
Loans and Financings	338	32	0	0	0	0	0	0
Marketable Securities	535,834	53,512	294,464	847,114	81,479	245,364	0	98,326
Dividends to Receive (Remuneration of Equity Participations)	106,130	34,146	7,205	0	1,514	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	14,310	7,948	6,889	412,278	76	18,212	3,046	14,228
Income Tax and Social Contribution	290,710	141,393	18,212	0	0	6,167	0	0
Derivatives	0	0	0	206,705	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	17,310	0
Guarantees and Linked Deposits	0	32,952	101,494	0	0	0	0	33,989
Inventory	45,276	67,386	34,230	122,959	0	69,842	25,862	11,931
Nuclear Fuel Inventory	0	0	0	0	0	465,152	0	0
Financial Assets	3,327,582	2,192,255	641,471	1,354,564	0	0	0	89,917
Hydrological risk	65,529	0	2,007	12,640	0	0	0	7,765
Kept for sale	0	0	0	0	0	0	0	0
Others	356,023	463,979	191,848	616,620	1,932	78,279	3,286	5,966
CURRENT TOTAL	5,812,839	3,807,716	1,543,484	4,722,970	103,546	1,250,773	169,481	852,583

NON-CURRENT
LONG-TERM ASSET
Financial Assets – Itaipu (Parent Company)	0	0	0	0	0	0	0	0
Fuel Consumption Account (Parent Company)	0	0	0	0	0	0	0	0
Dividends to Receive (Equity Participation Remuneration)	0	0	0	0	0	0	0	0
Accounts Receivable, net	0	13,208	0	229,956	0	0	0	0
Financing and Loans - principal	338	0	0	0	0	0	0	0
Marketable Securities	0	186	42	88	0	0	0	0
Diferred Fiscal Assets (Taxes and Contributions)	29,019	197,924	1,816	31,085	0	0	24,490	0
Income Tax and Social Contribution	0	0	0	988,814	0	0	0	0
Derivatives	0	0	0	210,297	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	32,713	0
Guarantees and Linked Deposits	903,649	680,088	165,949	441,127	0	93,817	16,417	100,953
Financial Assets	18,794,371	11,486,361	2,747,813	8,694,726	0	765,891	0	146,612
Financial Assets – Indemnitiable Concessions (Distribution)	0	0	0	0	0	0	0	0
Financial Assets – Indemnitiable Concessions (Generation)	1,255,607	746,636	0	0	0	0	0	0
Advance for equity participation	74,869	478,000	407,217	416	0	0	0	0
Regulatory Asset (Installment A - CVA)	0	0	0	0	0	0	0	0
Hydrological risk	151,545	0	20,071	141,652	0	0	0	0
Others	522,318	95,167	11,398	2,526,548	0	668,384	192,384	9,072
LONG-TERM ASSET TOTAL	21,731,716	13,697,570	3,354,306	13,264,709	0	1,528,092	266,004	256,637

INVESTMENTS	6,070,104	5,759,866	2,387,117	5,303,842	141,302	0	0	0

FIXED ASSETS, NET	5,153,366	1,469,131	2,490,843	6,408,517	29	5,819,947	689,307	1,934,295

INTANGIBLE ASSET	139,689	56,285	139,895	78,656	14	66,931	1,895	5,868

NON-CURRENT ASSET TOTAL	33,094,875	20,982,852	8,372,161	25,055,724	141,345	7,414,970	957,206	2,196,800

TOTAL ASSETS	38,907,714	24,790,568	9,915,645	29,778,694	244,891	8,665,743	1,126,687	3,049,383

ASSETS 03/31/2018	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas D

CURRENT
Cash and Cash Equivalents	0	0	0	0	0	70,161
Accounts Receivable, net	0	0	0	0	0	610,750
Loans and Financings	0	0	0	0	0	0
Marketable Securities	0	0	0	0	0	4,569
Dividends to Receive (Equity Participations Remuneration)	0	0	0	0	0	0
Deferred Fiscal Asset (Taxes and Contributions)	0	0	0	0	0	3,345
Income Tax and Social Contribution	0	0	0	0	0	0
Derivatives	0	0	0	0	0	0
Reimbursement Rights	0	0	0	0	0	1,240,709
Guarantees and Linked Deposits	0	0	0	0	0	0
Inventory	0	0	0	0	0	92,014
Amounts to Receive 12,783/13 Law	0	0	0	0	0	0
Regulatory Asset (Installment A - CVA)	0	0	0	0	0	158,781
Financial Assets	0	0	0	0	0	0
Hydrological risk	0	0	0	0	0	0
Kept for sale	2,357,360	6,013,803	2,261,812	1,073,245	808,693	0
Others	0	0	0	0	0	207,308
CURRENT TOTAL	2,357,360	6,013,803	2,261,812	1,073,245	808,693	2,387,637

NON-CURRENT

LONG-TERM ASSET
Dividends Receivable (Equity Participation Remuneration)	0	0	0	0	0	0
Accounts Receivable, net	0	0	0	0	0	99,489
Financing and Loans - principal	0	0	0	0	0	0
Marketable Securities	0	0	0	0	0	0
Deferred Fiscal Assets (Taxes and Contributions)	0	0	0	0	0	1,392,964
Income Tax and Social Contribution	0	0	0	0	0	0
Derivatives	0	0	0	0	0	0
Reimbursement Rights	0	0	0	0	0	1,846,983
Guarantees and Linked Deposits	0	0	0	0	0	414,296
Amounts to Receive - Law 12,783/13	0	0	0	0	0	0
Financial Assets	0	0	0	0	0	623,748
Financial Asset – Indemnitiable Concession (Distribution)	0	0	0	0	0	1,603,750
Advance for Equity Participations	0	0	0	0	0	0
Regulatory Asset (Installment A - CVA)	0	0	0	0	0	548,536
Hydrological risk	0	0	0	0	0	0
Others	0	0	0	0	0	0
LONG-TERM ASSET TOTAL	0	0	0	0	0	6,529,766

INVESTMENTS	0	0	0	0	0	17,968

FIXED ASSETS, NET	0	0	0	0	0	1,171,412

INTANGIBLE	0	0	0	0	0	108,039

TOTAL NON-CURRENT ASSETS	0	0	0	0	0	7,827,185

TOTAL ASSETS	2,357,360	6,013,803	2,261,812	1,073,245	808,693	10,214,822

ASSETS 03/31/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalent	25,635	102,429	31,643	491,495	9,477	2,897	50,240	5,142
Accounts Receivable, net	784,490	368,800	199,613	1,320,389	0	308,283	68,302	222,349
Loans and Financings	338	297	0	0	0	0	0	0
Marketable Securities	345,646	30,162	369,608	177,350	47,290	50,752	0	38,298
Dividends to Receive (Remuneration of Equity Participations)	111,018	36,582	8,259	0	1,102	0	0	0
Deferred Fiscal Assets (Tax and Contributions)	11,490	8,963	7,169	272,732	2,916	16,111	3,630	6,914
Income Tax and Social Contribution	94,651	100,193	17,584	0	0	63,226	0	0
Derivatives	0	0	0	191,447	0	0	0	0
Reimbursement Rights	0	0	0	0	0	0	33,336	0
Guarantees and Linked Deposits	0	16,159	1,966	0	0	0	0	27,670
Inventory	32,146	75,339	34,654	118,928	0	83,583	28,755	15,174
Nuclear Fuel inventory	0	0	0	0	0	455,737	0	0
Financial Assets	1,829,281	1,956,353	438,509	981,543	0	0	0	0
Hydrological risk	82,393	0	2,007	13,694	0	0	0	10,181
Others	355,230	331,119	174,095	255,766	1,126	83,729	3,335	7,819
CURRENT TOTAL	3,672,318	3,026,396	1,285,107	3,823,344	61,911	1,064,318	187,598	333,547

NON-CURRENT
LONG-TERM ASSET
Financial Assets – Itaipu (Parent Company)	0	0	0	0	0	0	0	0
Fuel Consumption Account (Parent Company)	0	0	0	0	0	0	0	0
Dividends to Receive (Equity Participation Remuneration)	0	0	0	0	0	0	0	0
Accounts Receivable, net	587,852	12,805	760,634	167,807	0	0	0	0
Financing and Loans - principal	676	0	0	0	0	0	0	0
Marketable Securities	0	937	42	263	0	0	0	0
Diferred Fiscal Asset (Taxes and Contributions)	0	190,345	4,257	34,931	0	0	24,514	0
Income Tax and Social Contribution	0	0	0	610,491	0	0	0	0
Derivatives	0	0	0	0	0	0	0	0
Reimbursement Rights	841,911	609,778	194,939	458,075	0	95,661	10,530	83,315
Financial Asset	20,318,751	10,559,369	3,074,370	8,877,983	0	587,827	0	0
Financial Asset – Indemnitiable Concessions (Generation)	1,221,267	731,224	0	0	0	0	0	0
Advance for equity participation	102,417	470,046	992,785	416	0	0	0	0
Hydrological risk	226,998	0	22,078	174,890	0	0	0	0
Others	566,108	231,388	215,951	2,802,645	1,501	516,255	180,467	9,072
LONG-TERM ASSET TOTAL	23,865,980	12,805,892	5,265,056	13,127,501	1,501	1,199,743	215,511	92,387

INVESTMENTS	6,461,595	5,445,968	2,542,310	4,520,749	162,542	0	0	0

FIXED ASSETS, NET	5,681,211	1,589,206	2,892,901	6,690,188	25	5,133,010	1,108,485	1,983,140

INTANGIBLE ASSET	123,849	59,797	195,245	84,894	26	64,106	2,266	5,357

NON-CURRENT ASSET TOTAL	36,132,635	19,900,863	10,895,512	24,423,332	164,094	6,396,859	1,326,262	2,080,884

TOTAL ASSETS	39,804,953	22,927,259	12,180,619	28,246,676	226,005	7,461,177	1,513,860	2,414,431

ASSETS 03/31/2017	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia

CURRENT
Cash and Cash Equivalents	48,968	22,091	5,673	34,695	16,606	102,934
Accounts Receivable, net	336,386	227,412	333,104	85,347	80,443	618,454
Loans and Financings	0	0	0	0	0	0
Marketable Securities	17,828	19,579	508	0	0	129,044
Dividends to Receive (Remuneration of Equity Participation)	0	0	0	0	0	0
Deferred Fiscal Asset (Taxes and Contributions)	14,184	28,697	17,675	7,324	9,838	2,307
Income Tax and Social Contribution	0	0	0	602	0	0
Derivatives	0	0	0	0	0	0
Reimbursement Rights	13,520	398,500	82,522	61,817	87,642	693,973
Guarantees and Linked Deposits	0	0	0	482	0	0
Inventory	8,263	16,163	13,377	2,534	14,703	88,629
Amounts to Receive 12,783/13 Law	0	0	0	0	0	0
Regulatory Asset (Installment A – CVA)	44,520	49,322	118,987	77,128	11,454	56,372
Financial Assets	0	0	0	0	0	0
Others	38,358	39,710	63,072	52,221	26,685	163,853
CURRENT TOTAL	522,027	801,474	634,918	322,150	247,371	1,855,566

NON-CURRENT

LONG-TERM CURRENT
Dividends Receivable (Equity Participation Remuneration)	0	0	0	0	0	0
Accounts Receivable, net	310,950	15,932	222,708	41,093	9,229	99,693
Loans and Financing - principal	0	0	0	0	0	0
Marketable Securities	0	0	0	0	0	0
Deferred Fiscal Asset (Taxes and Contributions)	4,176	6,460	7,668	1,883	10,492	1,478,662
Income Tax and Social Contribution	0	0	0	0	0	0
Derivatives	0	0	0	0	0	0
Reimbursement Rights	0	3,512,389	0	242,323	202,115	3,518,234
Guarantees and Linked Deposits	72,475	131,219	19,084	7,261	23,334	443,804
Amounts to Receive - 12,783/2013 Law	0	0	0	0	0	0
Financial Asset	0	0	0	0	0	0
Financial Asset – Indemnitiable Concessions (D)	858,621	1,142,070	889,757	419,228	196,180	2,104,913
Advance for equity participation	0	0	0	0	0	0
Regulatory Asset (Installment A - CVA)	33,469	0	0	0	0	0
Others	564	2,446	1,503	0	4,486	3
LONG-TERM CURRENT TOTAL	1,280,255	4,810,516	1,140,720	711,788	445,836	7,645,309

INVESTMENTS	168	1,806	146	0	0	17,107

FIXED ASSETS, NET	30,152	27,623	37,446	8,844	20,675	1,209,309

INTANGIBLE	1,780	31,003	10,801	25,566	4,925	134,826

TOTAL NON-CURRENT ASSETS	1,312,355	4,870,948	1,189,113	746,198	471,436	9,006,551

TOTAL ASSETS	1,834,382	5,672,422	1,824,031	1,068,348	718,807	10,862,117

LIABILITIES 03/31/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Accounts payable	277,808	273,998	72,716	500,334	0	542,635	104,883	317,498
Loans and Financing - principal	2,666,102	1,194,664	257,161	881,981	0	418,972	788,398	834,402
Loans and Financing - charges	203,413	14,129	11,249	42,164	0	37,826	282,120	93,389
Debentures	0	11,402	0	26,784	0	0	0	0
Tax and Social Contributions	169,991	120,117	28,170	146,319	85	60,741	74,988	309,341
Income Tax and Social Contribution	255,651	156,195	43,231	0	83	0	0	29,054
Derivatives	0	0	0	239	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance to clients (Early Energy Sale)	0	0	0	67,604	0	0	0	0
Shareholders' Remuneration (dividends to pay)	300,000	31,086	82,802	1,195,805	9,315	0	95,362	0
Estimated Obligations	158,248	279,286	91,194	327,645	407	119,559	5,519	23,204
Provisions for Contingencies	0	0	0	0	300	0	474,119	0
Post-Employment Benefit (Complementary Pension Fund)	9,864	154,229	7,444	0	0	3,131	14,245	0
Leasing	0	0	0	0	0	0	0	0
Provisions for Onerous Contracts	0	0	0	12,048	0	0	0	0
Concessions to Pay - UBP	1,349	0	2,533	0	0	0	0	0
Regulatory fees	45,401	144,667	41,375	334,672	0	33,363	24,967	16,758
Others	201,018	147,194	198,162	781,514	12,492	293,140	43,869	60,744
CURRENT TOTAL	4,288,845	2,526,967	836,037	4,317,109	22,682	1,509,367	1,908,470	1,684,390

NON-CURRENT
Shareholders Remuneration (dividends to pay)	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	16,555	0
Loans and Financing - principal	7,270,941	1,010,261	2,316,374	3,766,394	0	8,113,980	2,020,749	1,140,383
Debentures	0	144,304	0	180,099	0	0	0	0
Tax and Social Contributions	224,123	21,293	0	0	0	11,102	0	0
Income Tax and Social Contribution	4,686,920	3,096,176	465,061	0	4,305	0	0	16,447
Derivatives	0	0	0	46,003	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance to clients (Early Energy Sale)	0	0	0	503,969	0	0	0	0
Estimated Obligations	112,095	72,021	22,081	23,768	0	45,013	4,231	0
Provisions for Contingencies	869,316	2,321,766	140,315	944,857	0	218,674	0	49,546
Provision for uncovered liability in invested company	0	0	0	0	0	0	0	(393,886)
Post-Employment Benefit (Complementary Pension Fund)	163,393	965,749	84,857	31,186	0	68,973	74,002	438
Leasing	0	0	0	0	0	0	0	0
Provision for Onerous Contracts	169,323	184,587	0	289,074	0	1,185,324	0	0
Concessions to Pay - UBP	34,734	0	28,789	0	0	0	0	0
Sector Charges (statutory tax)	318,400	371,977	0	0	0	0	0	0
Obligations for asset demobilization (Nuclear Power Plants)	0	0	0	0	0	2,505,940	0	0
Advance for future capital Increase	56,033	0	0	0	0	0	800,892	0
Others	36,385	40,276	145,499	2,956,217	18,461	0	0	552,065
NON-CURRENT TOTAL	13,941,663	8,228,410	3,202,976	8,741,567	22,766	12,149,006	2,916,429	1,364,993

SHAREHOLDERS’ EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	0
Capital reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	10,273,773	746,160	1,470,715	4,822,675	26,316	0	0	0
Additional Dividend Purposed	0	0	54,360	0	31,239	0	0	0
Profit/Losses Accumulated	647,810	204,621	41,579	367,047	(4,560)	(11,334,312)	(4,433,508)	0
Others Comprehensive Income	(1,829,165)	(1,602,824)	(51,203)	(45,967)	28,394	(265,576)	(110,214)	0
Minority shareholdings	589	17,082	1,955	0	0	0	0	0

TOTAL SHAREHOLDERS’ EQUITY	20,677,206	14,035,191	5,876,632	16,720,018	199,443	(4,992,630)	(3,698,212)	0

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	38,907,714	24,790,568	9,915,645	29,778,694	244,891	8,665,743	1,126,687	3,049,383

LIABILITIES 03/31/2018	ED Alagoas	ED Rondonia	ED Piauí	ED Acre	ED Roraima	Amazonas

CURRENT
Accounts payable	0	0	0	0	0	7,981,406
Financig and Loans - principal	0	0	0	0	0	420,058
Financig and Loans - charges	0	0	0	0	0	16,847
Debentures	0	0	0	0	0	0
Taxes and Social Contributions	0	0	0	0	0	50,075
Income Tax and Social Contribution	0	0	0	0	0	9,309
Derivatives	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0
Advance to clients (Early Sell of Energy)	0	0	0	0	0	0
Shareholders' Remuneration (dividends to pay)	0	0	0	0	0	0
Estimated Obligations	0	0	0	0	0	45,709
Provisions for Contingencies	0	0	0	0	0	0
Post-Employment Benefit (Complementary Pension Fund)	0	0	0	0	0	0
Leasing	0	0	0	0	0	146,982
Provisions for Onerous Contracts	0	0	0	0	0	0
Regulatory fees	0	0	0	0	0	82,495
Regulatory Liability (Installment A – CVA)	0	0	0	0	0	83,053
Kept for sale	3,452,570	8,381,470	3,883,850	1,596,153	1,673,926	0
Others	0	0	0	0	0	332,114
CURRENT TOTAL	3,452,570	8,381,470	3,883,850	1,596,153	1,673,926	9,168,048

NON-CURRENT
Accounts payable	0	0	0	0	0	7,512,995
Financig and Loans - principal	0	0	0	0	0	2,851,622
Debentures	0	0	0	0	0	0
Taxes and Contributions	0	0	0	0	0	0
Income Tax and Social Contribution	0	0	0	0	0	0
Derivatives	0	0	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	1,093,442
Advance to clients (Early Sell of Energy)	0	0	0	0	0	0
Estimated Obligations	0	0	0	0	0	0
Provisions for Contingencies	0	0	0	0	0	1,371,481
Provision for uncovered liabilities on invested comapnies	0	0	0	0	0	393,886
Post-Employment Benefit (Complementary Pension Fund)	0	0	0	0	0	1,647
Leasing	0	0	0	0	0	906,392
Provision for Onerous Contracts	0	0	0	0	0	0
Concessions to Pay - UBP	0	0	0	0	0	0
Sector Charges (Statutory Taxes)	0	0	0	0	0	0
Advance for future capital Increase	0	0	0	0	0	130,969
Regulatory Liability (Installment A – CVA)	0	0	0	0	0	0
Others	0	0	0	0	0	60,530
NON-CURRENT TOTAL	0	0	0	0	0	14,322,964

SHAREHOLDERS’ EQUITY
Capital Stock	734,754	1,325,369	1,272,747	475,789	684,204	4,610,171
Capital Reserves	0	0	0	0	0	0
Profit Reserves	0	0	0	0	0	0
Additional Dividend Purposes	0	0	0	0	0	0
Accumulated Profit/Losses	(1,756,612)	(3,691,795)	(2,850,132)	(998,139)	(1,546,330)	(17,879,724)
Other Comprehensive Income	(73,352)	(1,241)	(44,653)	(558)	(3,107)	(6,637)
Minority shareholdings	0	0	0	0	0	0

TOTAL SHAREHOLDERS’ EQUITY	(1,095,210)	(2,367,667)	(1,622,038)	(522,908)	(865,233)	(13,276,190)

LIABILITIES AND SHAREHOLDERS’ EQUITY TOTAL	2,357,360	6,013,803	2,261,812	1,073,245	808,693	10,214,822

LIABILITIES 03/31/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Accounts payable	285,269	314,662	103,897	556,924	0	730,303	127,006	23,471
Loans and Financing - principal	1,673,346	780,064	624,673	957,887	0	256,993	419,915	649,738
Loans and Financing - charges	228,562	7,125	122,675	40,098	0	23,153	64,452	41,858
Debentures	0	0	0	15,511	0	0	0	0
Tax and Social Contributions	269,160	98,879	32,748	92,438	70	75,731	20,996	123,598
Income Tax and Social Contribution	22,729	9,336	218	0	171	0	0	21,086
Derivatives	0	0	0	122	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance to clients (Early Energy Sale)	0	0	0	60,003	0	0	0	0
Shareholders Remuneration (dividends to pay)	312,030	0	93,369	968	8,465	0	88,023	0
Estimated Obligations	180,945	208,236	70,356	319,997	348	95,122	9,296	26,366
Provisions for Contingencies	0	0	0	0	300	0	364,719	0
Post-Employment Benefit (Complementary Pension Fund)	9,218	28,079	6,943	4,879	0	2,915	0	0
Leasing	0	0	0	0	0	0	0	0
Provisions for Onerous Contracts	0	0	0	14,245	0	0	0	0
Concessions to Pay - UBP	1,312	0	2,493	0	0	0	0	0
Regulatory fees	47,340	67,815	47,993	307,794	0	17,791	166	6,454
Others	470,111	319,979	294,992	1,315,082	2,216	270,248	35,937	35,457
CURRENT TOTAL	3,500,022	1,834,175	1,400,357	3,685,948	11,570	1,472,256	1,130,510	928,028

NON-CURRENT
Shareholders Remuneration (dividends to pay)	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	126,504	0	0	16,555	0
Loans and Financing - principal	8,838,017	1,172,532	4,036,758	4,480,810	0	7,507,327	2,288,251	1,117,693
Debentures	0	0	0	191,230	0	0	0	0
Tax and Social Contributions	482,118	19,429	0	212,921	0	16,759	0	0
Income Tax and Social Contribution	4,917,872	3,185,432	355,010	0	15,612	0	0	0
Derivatives	0	0	0	43,161	0	0	0	0
Reimbursement Obligations	0	0	0	0	0	0	0	0
Advance to clients (Early Energy Sale)	0	0	0	577,075	0	0	0	0
Estimated Obligations	31,419	29,602	2,811	4,877	0	57,727	818	0
Provisions for Contingencies	860,316	1,851,181	139,348	826,745	0	175,950	0	59,909
Provision for uncovered liability in invested company	0	0	314,153	0	0	0	0	(228,416)
Post-Employment Benefit (Complementary Pension Fund)	146,714	1,383,136	269,396	16,303	0	40,471	71,699	477
Leasing	0	0	0	0	0	0	0	0
Provision for Onerous Contracts	637,039	307,304	0	376,700	0	1,129,860	0	0
Concessions to Pay - UBP	35,347	0	28,403	0	0	0	0	0
Sector Charges (statutory tax)	288,463	354,410	0	0	0	0	19,777	0
Obligations for asset demobilization (Nuclear Power Plants)	0	0	0	0	0	1,423,116	0	0
Advance for future capital Increase	51,290	0	2	0	0	0	574,921	0
Others	102,411	4,300	41,988	1,752,738	1,471	0	0	536,740
NON-CURRENT TOTAL	16,391,006	8,307,326	5,187,869	8,609,064	17,083	10,351,210	2,972,021	1,486,403

SHAREHOLDERS’ EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	0
Capital Reserves	5,053,045	4,916,199	0	0	0	0	0	0
Profit Reserves	9,188,535	0	1,365,128	3,889,972	27,652	0	2,596	0
Additional Dividend Purposes	0	0	0	0	0	0	0	0
Accumulated Profit/Losses	672,081	(57,668)	36,746	508,045	2,416	(10,805,299)	(3,326,467)	0
Other Comprehensive Income	(1,513,801)	(1,842,699)	(184,828)	(22,616)	49,231	(164,248)	(110,310)	0
Minority shareholdings	(17,089)	15,973	16,121	0	0	0	0	0

TOTAL SHAREHOLDERS’ EQUITY	19,913,925	12,785,758	5,592,393	15,951,664	197,353	(4,362,289)	(2,588,671)	0

LIABILITIES AND STOCKHOLDERS’ EQUITY TOTAL	39,804,953	22,927,259	12,180,619	28,246,676	226,006	7,461,177	1,513,860	2,414,431

LIABILITIES 03/31/2017	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas

CURRENT
Accounts payable	123,661	1,602,442	164,562	223,085	609,380	4,998,323
Financig and Loans - principal	152,987	78,161	341,745	65,548	5,967	91,235
Financig and Loans - charges	0	0	94,714	0	0	19,053
Debentures	0	0	0	0	0	0
Taxes and Social Contributions	74,928	73,874	178,776	46,961	27,235	46,080
Income Tax and Social Contribution	265	0	0	0	0	781
Derivatives	0	0	0	0	0	0
Reimbursement Obligations	39,531	125,084	0	0	1,884	0
Advance to clients (Early Sell of Energy)	0	0	0	0	0	0
Shareholders Remuneration (dividends to pay)	0	0	0	0	0	0
Estimated Obligations	17,753	21,043	31,171	6,783	15,910	50,109
Provisions for Contingencies	0	0	0	0	0	0
Post-Employment Benefit (Complementary Pension Fund)	1,690	5,468	9,647	447	0	0
Leasing	0	0	0	0	0	136,751
Provisions for Onerous Contracts	7,809	147,124	49,037	0	6,021	758,723
Regulatory fees	30,238	32,818	23,763	41,950	0	0
Regulatory Asset (Installment A – CVA)	73,673	68,216	61,604	51,464	6,981	159,926
Others	25,483	28,247	51,262	21,922	7,537	149,827
CURRENT TOTAL	548,018	2,182,477	1,006,281	458,160	680,915	6,410,808

NON-CURRENT
Accounts payable	0	1,161,376	0	274,605	322,922	8,018,176
Financig and Loans - principal	1,451,614	977,798	1,467,691	341,609	151,649	2,242,979
Debentures	0	0	0	0	0	0
Taxes and Contributions	86,896	4,260	181,732	99,085	0	0
Income Tax and Social Contribution	0	0	0	0	0	0
Derivatives	0	0	0	0	0	0
Reimbursement Obligations	0	153,600	0	147,306	60,030	1,160,611
Advance to clients (Early Sell of Energy)	0	0	0	0	0	0
Estimated Obligations	3,414	0	3,273	147	183	0
Provisions for Contingencies	122,070	195,361	126,866	8,321	56,153	1,646,478
Provision for uncovered liabilities on invested comapnies	0	0	0	0	0	228,416
Post-Employment Benefit (Complementary Pension Fund)	37,805	0	0	0	1,633	2,160
Leasing	0	0	0	0	0	1,010,716
Provision for Onerous Contracts	0	0	0	0	0	0
Concessions to Pay - UBP	0	0	0	0	0	0
Sector Charges (Statutory Taxes)	20,847	54,377	55,799	0	0	0
Advance for future capital Increase	159,155	0	295,402	69,462	80,089	117,446
Regulatory Liability (Installment A – CVA)	13,500	0	0	0	0	0
Others	33,958	2,349,637	503	126	24,311	66,686
NON-CURRENT TOTAL	1,929,259	4,896,409	2,131,266	940,661	696,970	14,493,668

SHAREHOLDERS’ EQUITY
Capital Stock	734,754	1,325,369	1,272,747	475,789	684,204	4,610,171
Capital Reserves	0	0	0	0	0	0
Profit Reserves	0	0	0	0	0	0
Additional Dividend Purposes	0	0	0	0	0	0
Accumulated Profit/Losses	(1,321,957)	(2,727,709)	(2,565,070)	(805,857)	(1,340,295)	(14,646,888)
Other Comprehensive Income	(55,692)	(4,124)	(21,193)	(405)	(2,988)	(5,642)
Minority shareholdings	0	0	0	0	0	0

TOTAL SHAREHOLDERS’ EQUITY	(642,895)	(1,406,464)	(1,313,516)	(330,473)	(659,079)	(10,042,359)

LIABILITIES AND SHAREHOLDERS’ EQUITY TOTAL	1,834,382	5,672,422	1,824,031	1,068,348	718,806	10,862,117

STATEMENT OF INCOME 03/31/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operational Revenues	2,115,073	1,117,558	489,493	1,449,267	10	733,437	74,725	106,539

Electric Energy Supply (sell) - Generation	942,319	24,572	213,071	622,633	0	836,247	85,416	144,030
Electric Energy Supply - Generation	155,150	144,734	4,880	215,374	0	0	0	0
Short Term Electric Energy - Generation	15,152	65,291	0	335,206	0	0	0	1,981
Renewed Plants Operation and Maintenance Revenue - Generation	206,185	310,730	0	3,739	0	0	0	0
Construction Plants Revenue - Generation	2,833	1,392	0	0	0	0	0	0
Financial – Return on Investment - Generation	0	12,270	0	0	0	0	0	0
Renewed Lines Operation and Maintenance Revenue - Transmission	342,198	341,553	173,614	153,415	0	0	0	0
Operation and Maintenance Revenue - Transmission	9,035	24,270	31,104	2,438	0	0	0	434
Construction Revenue - Transmission	33,530	132,540	10,572	16,214	0	0	0	1,276
Financial – Return on Investment - Transmission	762,122	271,020	110,482	291,253	0	0	0	20,952
Others Operational Revenues	18,351	7,308	15,547	103,749	10	0	691	0

Deductions to Operational Revenues	(371,802)	(218,122)	(69,777)	(294,754)	0	(102,810)	(11,382)	(62,134)

Operational Expenses	(1,109,735)	(830,502)	(303,068)	(1,057,836)	(8,971)	(488,059)	(157,681)	8,892

Personnel, Supplies and Services	(419,810)	(295,428)	(120,274)	(381,055)	(964)	(227,575)	(43,995)	(44,816)
Extraordinary Retirement Plan (PAE)	(42,694)	(126,230)	(25,827)	(56,523)	0	(12)	(8,421)	0
Energy Purchased for Resale	(175,680)	(55,494)	(94,050)	(36,915)	0	0	(52,498)	15,837
Charges upon use of eletricity network	(148,385)	(157,630)	(5,023)	(142,061)	0	(28,594)	(11,924)	(12,281)
Construction	(36,363)	(133,932)	(10,572)	(16,214)	0	0	0	(1,276)
Electric Energy production cost	(140,658)	0	0	0	0	(78,051)	(5,616)	52,110
Donations and Contributions	(12,909)	(1,935)	0	(630)	0	0	0	0
Depreciation and Amortization	(64,606)	(23,036)	(34,334)	(107,476)	(6)	(127,023)	(14,544)	(11,277)
Operating Provisions	2,358	9,529	(5,078)	(242,637)	(7,545)	(7,852)	(10,856)	16
Others	(70,988)	(46,346)	(7,910)	(74,325)	(456)	(18,952)	(9,827)	10,579

OPERATING RESULT BEFORE FINANCIAL RESULT	1,005,338	287,056	186,425	391,431	(8,961)	245,378	(82,956)	115,431

FINANCIAL REVENUES (EXPENSES)

Revenue from financial investments	5,086	5,227	8,805	23,646	1,793	1,245	926	4
Interest, Commission and Rates revenue (loans and financing)	1,363	0	0	0	0	0	0	0
Moratorium Increase on electric energy	3,372	29,979	0	19,210	0	0	0	0
Net Monetary Updates	18,312	1,784	1,432	51,781	0	1,024	0	4,344
Net Exchange Updates	903	0	1,675	0	0	4,807	0	0
Derivatives	0	0	0	0	0	0	0	0
Others Financial Revenues	6,622	10,675	1,646	1,111	26	13,656	10	1,146
Debt Charges - financing and loans	(185,893)	(55,660)	(51,087)	(82,367)	0	(15,553)	(82,298)	(56,438)
Debt Charges - accounts payable	0	0	(133)	0	0	0	0	0
Charges – shareholders remuneration	0	0	(1,296)	0	0	0	(1,468)	0
Passive monetary variation	(31,317)	(3,837)	(4,699)	(151,688)	0	(2,512)	0	(12,639)
Passive exchange variation	(4,067)	0	(8,384)	(14,841)	0	(5,175)	0	0
Losses on derivatives	0	0	0	(15,585)	0	0	0	0
Others Financial Expenses	(20,357)	(12,123)	(8,265)	(7,902)	(42)	(39,262)	(8,946)	(373)

FINANCIAL RESULT	(205,976)	(23,955)	(60,306)	(176,635)	1,778	(41,770)	(91,776)	(63,956)

EQUITY PARTICIPATION RESULT	(44,112)	24,334	(42,217)	81,022	2,705	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	755,250	287,435	83,902	295,818	(4,478)	203,608	(174,732)	51,475

Income Tax and Social Contribution and Fiscal Incentives Revenue	(87,067)	(82,845)	(41,557)	32,773	(83)	(42,117)	0	1,178

RESULT BEFORE EQUITY PARTICIPATIONS	668,183	204,590	42,345	328,591	(4,561)	161,491	(174,732)	52,653

Minority Participation	20,373	0	(766)	0	0	0	0	0
NET PROFIT OF THE PERIOD	647,810	204,590	41,579	328,591	(4,561)	161,491	(174,732)	52,653

STATEMENT OF INCOME 03/31/2018	ED Rondônia	ED Piauí	ED Alagoas	ED Acre	ED Roraima	Amazonas D
Operational Revenue	346,233	405,204	448,324	114,980	95,208	644,091

Supply (sell) of electric energy - Generation	0	0	0	0	0	0
Supply of electric energy - Generation	0	0	0	0	0	0
Short Term electric Energy - Generation	0	0	0	0	0	0

Electric Energy Supply - Distribution	413,101	394,836	550,198	148,426	127,418	778,646
Short Term Electric Energy - Distribution	52,184	9,559	0	4,050	0	12,078
Construction Revenue - Distribution	21,251	29,230	17,311	3,457	4,341	59,713
Regulatory Asset and Liability (Installment A – CVA)	(4,246)	8,255	56,384	22,503	(1,210)	(37,312)

Other Operational Revenues	38,537	176,506	34,764	5,148	4,742	32,883

Deductions to Operational Revenues	(174,594)	(213,182)	(210,333)	(68,604)	(40,083)	(201,917)

Operational Expenses	(478,391)	(608,972)	(445,707)	(137,135)	(105,728)	(1,467,275)

Personnel, Supplies and Services	(162,841)	(84,129)	(64,201)	(30,478)	(33,741)	(153,517)
Energy Purchased for Resale	(285,445)	(215,551)	(237,051)	(143,995)	(54,142)	(496,712)
Charges upon use of eletricity network	(10,322)	(51,348)	(39,015)	(1,972)	0	(62,473)
Construction	(21,251)	(29,230)	(17,311)	(3,457)	(4,341)	(59,713)
Electric Energy production cost	0	0	0	53,656	(21,630)	(337,255)
Donations and Contributions	(134)	0	(72)	0	0	0
Depreciation and Amortization	(11,018)	(12,119)	(11,682)	(6,466)	(2,427)	(49,268)
Operating Provisions	23,498	(182,174)	(72,035)	11,315	12,349	(192,457)
Others	(10,878)	(34,421)	(4,340)	(15,738)	(1,796)	(115,880)

OPERATING RESULT BEFORE FINANCIAL RESULT	(132,158)	(203,768)	2,617	(22,155)	(10,520)	(823,184)

FINANCIAL REVENUES (EXPENSES)

Financial Investment Revenues	1,158	17	527	85	51	540
Interest, Commission and Rates revenue (loans and financing)	0	0	0	0	0	0
Moratorium Increase on electric energy	10,522	22,933	14,758	2,747	(14,678)	20,614
Net Monetary Updates	72,629	6,128	3,415	4,288	2,597	463
Net Exchange Updates	0	0	0	0	0	1,101
Net Regulatory Asset (Installment A – CVA)	2,461	3,915	19,153	0	1,229	(6,749)
Others Financial Revenues	(712)	619	(1,345)	618	152	12,298
Debt Charges - financing and loans	(28,045)	(36,422)	(44,307)	(7,473)	(7,219)	(69,763)
Debt Charges - accounts payable	0	0	0	0	0	(351,268)
Charges – leasing	0	0	0	0	0	(78,173)
Passive monetary variation	(125,967)	(21,653)	(4,810)	(21,507)	(25,820)	0
Passive exchange variation	0	0	(8)	0	0	0
Net Regulatory Liability (Installment A – CVA)	(727)	0	(5,634)	0	0	1,924
Other Financial Expenses	(19,417)	(8,651)	(5,628)	(1,429)	(47)	(47,454)

FINANCIAL RESULT	(88,098)	(33,114)	(23,879)	(22,671)	(43,734)	(516,467)

EQUITY PARTICIPATIONS RESULT	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(220,256)	(236,882)	(21,262)	(44,826)	(54,254)	(1,339,651)

Income Tax and Social Contribution and Fiscal Incentives Revenue	0	0	(31,586)	0	0	0

RESULT BEFORE EQUITY PARTICIPATIONS	(220,256)	(236,882)	(52,848)	(44,826)	(54,254)	(1,339,651)

Minority Participation	0	0	0	0	0	0
NET PROFIT OF THE PERIOD	(220,256)	(236,882)	(52,848)	(44,826)	(54,254)	(1,339,651)

STATEMENT OF INCOME 03/31/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operational Revenues	2,443,462.00	1,239,917.00	473,255.00	1,506,293.00	0.00	697,295.00	105,403.00	72,018.00

Electric Energy Supply (sell) - Generation	1,039,782.00	29,441.00	131,354.00	590,271.00	0.00	792,117.00	115,392.00	110,616.00
Electric Energy Supply - Generation	47,843.00	205,747.00	0.00	309,091.00	0.00	0.00	0.00	0.00
Short Term Electric Energy - Generation	27,194.00	49,538.00	53,385.00	266,184.00	0.00	0.00	0.00	0.00
Renewed Plants Operation and Maintenance Revenue - Generation	213,453.00	346,510.00	0.00	3,940.00	0.00	0.00	0.00	0.00
Construction Plants Revenue - Generation	1,333.00	5,023.00	0.00	0.00	0.00	0.00	0.00	0.00
Financial – Return on Investment - Generation	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Renewed Lines Operation and Maintenance Revenue - Transmission	318,209.00	249,179.00	153,321.00	115,067.00	0.00	0.00	0.00	0.00
Operation and Maintenance Revenue - Transmission	9,568.00	21,273.00	28,837.00	4,102.00	0.00	0.00	0.00	0.00
Construction Revenue - Transmission	48,343.00	92,859.00	14,460.00	18,438.00	0.00	0.00	0.00	0.00
Financial – Return on Investment - Transmission	954,950.00	402,565.00	128,362.00	307,484.00	0.00	0.00	0.00	0.00
Others Operational Revenues	7,164.00	13,720.00	11,208.00	92,032.00	0.00	0.00	482.00	0.00

Deductions to Operational Revenues	(224,377.00)	(175,938.00)	(47,672.00)	(200,316.00)	0.00	(94,822.00)	(10,471.00)	(38,598.00)

Operational Expenses	(1,139,552.00)	(862,313.00)	(244,261.00)	(975,170.00)	(1,316.00)	(478,528.00)	(192,852.00)	(62,947.00)

Personnel, Supplies and Services	(464,322.00)	(320,270.00)	(118,010.00)	(384,118.00)	(1,021.00)	(208,853.00)	(57,527.00)	(37,299.00)
Investigation findings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Energy Purchased for Resale	(189,004.00)	(68,128.00)	(48,826.00)	(62,850.00)	0.00	0.00	(53,020.00)	(3,835.00)
Charges upon use of eletricity network	(129,481.00)	(178,077.00)	(6,821.00)	(137,544.00)	0.00	(24,874.00)	(11,931.00)	(6,153.00)
Construction	(49,676.00)	(97,882.00)	(14,460.00)	(18,438.00)	0.00	0.00	0.00	0.00
Electric Energy production cost	(135,968.00)	0.00	0.00	0.00	0.00	(101,477.00)	(9,461.00)	0.00
Remuneration and reimbursement (Financial compensation for water resources usage)	(36,927.00)	(1,285.00)	(2,588.00)	(48,941.00)	0.00	0.00	0.00	(832.00)
Depreciation and Amortization	(60,351.00)	(25,101.00)	(44,973.00)	(114,522.00)	(7.00)	(99,107.00)	(18,654.00)	(15,673.00)
Operating Provisions	10,550.00	(152,273.00)	3,377.00	(132,570.00)	0.00	(20,545.00)	(38,355.00)	(669.00)
Others	(84,373.00)	(19,297.00)	(11,960.00)	(76,187.00)	(288.00)	(23,672.00)	(3,904.00)	1,514.00

OPERATING RESULT BEFORE FINANCIAL RESULT	1,303,910.00	377,604.00	228,994.00	531,123.00	(1,316.00)	218,767.00	(87,449.00)	9,071.00

FINANCIAL REVENUES (EXPENSES)

Revenue from financial investments	13,564.00	9,952.00	12,777.00	16,260.00	1,904.00	954.00	1,978.00	183.00
Interest, Commission and Rates revenue (loans and financing)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Debt Charges	(283,158.00)	(70,662.00)	(133,402.00)	(141,468.00)	0.00	(21,161.00)	(147,681.00)	(74,814.00)
Charges – shareholders remuneration	0.00	0.00	(2,724.00)	0.00	0.00	0.00	(2,591.00)	0.00
Moratorium Increase on electric energy	21,095.00	3,822.00	0.00	27,309.00	0.00	0.00	0.00	0.00
Net Monetary Updates	(16,546.00)	5,695.00	111.00	13,242.00	0.00	(1,555.00)	0.00	(4,192.00)
Net Exchange Updates	9,736.00	0.00	2,909.00	24,378.00	0.00	1,615.00	23.00	0.00
Other Financial Revenues	5,243.00	7,961.00	24,565.00	(1,987.00)	203.00	7,908.00	377.00	5.00
Other Financial Expenses	(85,748.00)	(10,031.00)	(7,897.00)	(19,097.00)	(48.00)	(33,451.00)	(207.00)	(633.00)
Derivatives	0.00	0.00	0.00	116,856.00	0.00	0.00	0.00	0.00

FINANCIAL RESULT	(335,814.00)	(53,263.00)	(103,661.00)	35,493.00	2,059.00	(45,690.00)	(148,101.00)	(79,451.00)

EQUITY PARTICIPATION RESULT	35,878.00	20,548.00	(45,418.00)	55,299.00	1,844.00	0.00	0.00	0.00

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	1,003,974.00	344,889.00	79,915.00	621,915.00	2,587.00	173,077.00	(235,550.00)	(70,380.00)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(332,594.00)	(135,166.00)	(42,127.00)	(113,869.00)	(171.00)	(25,513.00)	0.00	0.00

RESULT BEFORE EQUITY PARTICIPATIONS	671,380.00	209,723.00	37,788.00	508,046.00	2,416.00	147,564.00	(235,550.00)	(70,380.00)

Minority Participation	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
NET PROFIT OF THE PERIOD	671,380.00	209,723.00	37,788.00	508,046.00	2,416.00	147,564.00	(235,550.00)	(70,380.00)

STATEMENT OF INCOME 03/31/2017	ED Rondônia	ED Piauí	ED Alagoas	ED Acre	ED Roraima	Amazonas D
Operational Revenue	328,241	282,808	296,689	96,355	83,566	538,637

Supply (sell) of electric energy	0	0	0	0	0	0
Supply of electric energy - Generation	0	0	0	0	0	122,493
Short Term electric Energy	0	19,110	0	20,751	0	69,054
Operation and Maintenance (Renewed Plants) Revenue	0	0	0	0	0	0
Plants Construction Revenue	0	0	0	0	0	0

Electric Energy Supply - Distribution	425,152	356,565	231,267	140,280	108,073	559,732
Construction Revenue - Distribution	19,998	32,149	22,698	(2,094)	1,506	28,454
Regulatory Asset and Liability (Installment A – CVA)	31,270	1,979	11,632	(8,618)	11,819	(68,228)
Other Operational Revenues	25,757	20,586	197,326	5,222	2,817	20,538

Deductions to Operational Revenues	(173,936)	(147,581)	(166,234)	(59,186)	(40,649)	(193,406)

Operational Expenses	(350,202)	(329,697)	(324,377)	(122,129)	(116,886)	(683,204)

Personnel, Supplies and Services	(65,556)	(65,906)	(82,018)	(23,421)	(33,330)	(155,207)
Electric Energy puchased for resale	(207,311)	(347,807)	(192,996)	(122,588)	(56,982)	(457,860)
Charges on Eletric Energy Grid Usage	(14,121)	(4,413)	(14,652)	(2,221)	0	0
Construction	(19,998)	(32,149)	(22,698)	2,094	(1,506)	(28,454)
Fuel used for electric energy production	0	129,982	0	50,016	(8,894)	68,019
Remuneration and reimbursement (Financial compensation for water resources usage)	0	0	0	0	0	0
Depreciation and Amortization	(10,871)	(9,971)	(10,898)	(6,872)	(2,547)	(40,569)
Operating Provisions	(12,281)	28,897	16,779	(3,956)	(12,984)	867
Others	(20,064)	(28,330)	(17,894)	(15,181)	(643)	(70,000)

OPERATING RESULT BEFORE FINANCIAL RESULT	(21,961)	(46,889)	(27,688)	(25,774)	(33,320)	(144,567)

FINANCIAL REVENUES (EXPENSES)

Financial Investment Revenues	1,291	136	0	192	403	1,287
Interest, Commission and Rates revenue (loans and financing)	0	0	0	0	0	0
Debt Charges	(59,487)	(173,415)	(63,969)	(13,365)	(3,912)	(576,482)
Charges – leasing	0	0	0	0	0	(80,899)
Charges – shareholders remuneration	0	0	0	0	0	0
Moratorium Increase on electric energy	13,459	8,845	25,924	3,111	(18,480)	13,757
Net Monetary Updates	1,619	111,189	(17,428)	(15,688)	0	(26,342)
Net Exchange Updates	38	0	0	0	0	0
Net Regulatory Liability (Installment A – CVA)	1,132	(498)	1,237	0	(46)	(9,230)
Other Financial Revenues	(518)	(6,360)	698	644	5,587	123,246
Other Financial Expenses	(4,696)	(3,554)	(10,552)	(5,816)	0	(8,495)

FINANCIAL RESULT	(47,162)	(63,657)	(64,090)	(30,922)	(16,448)	(563,158)

EQUITY PARTICIPATIONS RESULT	0	0	0	0	0	0

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(69,123)	(110,546)	(91,778)	(56,696)	(49,768)	(707,725)

Income Tax and Social Contribution and Fiscal Incentives Revenue	0	0	0	0	0	0

RESULT BEFORE EQUITY PARTICIPATIONS	(69,123)	(110,546)	(91,778)	(56,696)	(49,768)	(707,725)

NET PROFIT OF THE PERIOD	(69,123)	(110,546)	(91,778)	(56,696)	(49,768)	(707,725)

CASH FLOW 03/31/2018	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	755,250	287,435	83,902	295,818	203,608	(174,732)	(4,478)	51,475

Depreciation and Amortization	64,606	23,036	34,334	107,476	127,023	14,544	6	11,277
Net monetary variation	13,005	2,053	3,267	99,907	2,451	0	0	8,295
Net exchange variation	3,164	0	6,709	14,841	368	0	0	0
Financial Charges	194,893	55,660	50,945	82,367	15,553	82,298	0	56,438
Equity Result	44,112	(24,334)	42,217	(81,022)	0	0	(2,705)	0
Provision for uncovered liability	0	0	0	0	0	0	0	0
Provision for doubtful credit liquidation	44,219	17,614	1,593	29,688	0	0	0	0
Provisions for contingencies	(1,356)	31,379	3,485	43,053	18,175	10,856	0	(405)
Provision for staff realignment	0	0	0	0	0	0	0	0
Provision for loss on Investments	(9,869)	0	0	17,165	0	0	0	0
Provision for reduction on recoverable amount of Investment	0	0	0	0	203,519	0	0	0
Provision for onerous contracts	(35,352)	0	0	0	(203,519)	0	0	0
Provision for loss on Financial Asset	0	0	0	0	0	0	0	0
Global reversal reserve charges	0	0	0	0	0	0	0	0
Adjustment to Present Value / Market Value	0	0	144	0	35,540	0	0	0
Minority Participation in Result	(20,373)	0	0	0	0	0	0	0
Charges on Shareholders funds	0	0	1,296	0	0	1,468	0	0
Financial Asset Revenue	(762,122)	(283,290)	(110,482)	(291,253)	0	0	0	(20,952)
Derivatives	0	0	0	15,585	0	0	0	0
Others	21,246	81,942	(174,116)	110,540	75,798	1,634	0	70,006
(Increase) decrease on operating asset/liability	(164,397)	(433,926)	(7,623)	(297,512)	(220,864)	35,592	22,158	(185,839)

Cash from Operating Activities	147,026	(242,431)	(64,329)	146,653	257,652	(28,340)	14,981	(9,705)

Payment of financial charges	(239,134)	(52,902)	(51,306)	(75,709)	(105,743)	(75)	0	0
Payment of charges of global reversal reserve	0	0	0	0	0	0	0	0
Financial charges receivable	15	0	0	0	0	0	0	0
Remuneration from equity investments received	4,126	0	0	8,600	0	0	1,794	0
Annual allowed Revenue Receiving (Financial Asset)	78,009	0	276,936	124,400	0	0	0	0
Financial Asset Indemnities Receiving (RBSE)	904,844	509,434	121,342	241,093	0	0	0	0
Payment of income tax and social contribution	(268,171)	(450)	(21,319)	(194,394)	(22,032)	0	(83)	0
Complementary pension fund payment	(11,819)	(52,258)	(1,883)	2,408	0	1,074	0	0
Payment of lawsuit contingencies	0	(7,917)	0	0	0	0	0	0
Lawsuit Deposits	(11,646)	(2,738)	(3,602)	34,019	(4,221)	(973)	0	13,491

Net Cash from Operating Activities	603,250	150,738	255,839	287,070	125,656	(28,314)	16,692	3,786

Financing Activities
Loans and financing obtained	0	242,724	0	0	5,900	0	0	0
Loans and financing payable - principal	(184,223)	(118,712)	(247,914)	(143,444)	(50,002)	(497)	0	0
Payment to Shareholders	0	0	0	0	0	(1,468)	0	0
Payment of refinancing of taxes and contributions - Principal	(28,317)	0	0	0	0	0	0	0
Global Reversion Reserve Replacement	0	0	0	0	0	0	0	0
Advance for Future Capital Increase (AFAC)	0	0	0	0	0	0	0	0
Others	839	0	0	0	0	2,574	0	0
Net Cash from Financing Activities	(211,701)	124,012	(247,914)	(143,444)	(44,102)	609	0	0

Investment Activities

Financing and Loans Concessions	0	0	0	0	0	0	0	0
Receiving of Loans and Financing Ceded	9,479	0	0	0	0	0	0	0
Acquisition of property, unit and equipment	(37,539)	(46,300)	(1,763)	(4,289)	(92,782)	(837)	(18)	(1,353)
Acquisition of intangible assets	(939)	(769)	0	0	(1,340)	(29)	2	0
Acquisition of concession assets	(36,355)	(67,943)	(10,572)	(20,204)	0	0	0	(1,231)
Concession for advance of future capital increase	(712)	0	(2,550)	0	0	0	0	0
Acquisition/Contribution of capital in equity participation	(23,810)	(111,482)	0	(149,029)	0	0	0	0
Concession for Future Capital Increase	0	0	0	0	0	0	0	0
Others	(290,724)	3,972	(6,191)	17,177	13,102	0	0	0
Net Cash from investments activities	(380,600)	(222,522)	(21,076)	(156,345)	(81,020)	(866)	(17)	(2,584)

Increase (decrease) in cash and cash equivalents	10,949	52,228	(13,151)	(12,719)	534	(28,571)	16,676	1,202
Cash and cash equivalent – beginning of period	23,473	181,262	20,324	19,908	1,064	59,984	1,868	10,560
Cash and cash equivalent – end of period	34,422	233,490	7,173	7,189	1,598	31,413	18,545	11,762
	10,949	52,228	(13,151)	(12,719)	534	(28,571)	16,677	1,202

CASH FLOW 03/31/2018	ED Alagoas	ED Rondônia	ED Piauí	ED Roraima	ED Acre	Amazonas Energia
Operating Activities
Profit (loss) before income tax and social contribution	(21,262)	(220,256)	(236,882)	(54,254)	(44,826)	(1,339,651)

Depreciation and amortization	11,682	11,018	12,119	2,427	6,466	49,268
Net monetary variation	1,395	53,338	6,365	0	17,219	(463)
Net exchange variation	8	0	0	0	0	(1,101)
Financing charges	44,307	28,045	31,649	7,219	7,473	408,916
Equity Method Result	0	0	0	0	0	0
Provision for uncovered liability	0	0	0	0	0	(52,653)
Provision for doubtful credit liquidation	53,102	31,177	75,735	7,845	(886)	179,856
Provisions for contingencies	3,924	27,290	118,924	0	(1,788)	65,254
Provision for staff realignment	0	0	0	0	0	0
Provision for loss with Investments	0	0	0	0	0	0
Provision for reduction on recoverable amount of Investment	0	0	(12,485)	(1,767)	(4,290)	0
Provision for onerous contracts	0	(71,682)	0	(18,427)	(4,351)	0
Provision for loss with Financial Asset	0	(10,506)	0	0	0	0
Global reversal reserve charges	0	0	0	0	0	0
Adjustment to Present Value / Market Value	64	0	0	0	0	0
Minority Participation in Result	0	0	0	0	0	0
Charges on Shareholders funds	0	0	0	0	0	0
Financial Asset Revenue	0	0	0	0	0	0
Derivatives	0	0	0	0	0	0
Others	174,294	508	23,946	286	0	12,427
(Increase) decrease on operating asset/liability	(327,536)	165,957	(47,555)	41,681	28,440	641,257

Cash from Operating Activities	(60,022)	14,889	(28,184)	(14,990)	3,457	(36,890)

Payment of financial charges	0	(2,744)	(14,198)	(441)	(438)	0
Payment of charges of global reversal reserve	0	0	0	0	0	0
Financial charges receivable	0	0	0	0	0	0
Remuneration from equity investments received	0	0	0	0	0	0
Annual allowed Revenue Receiving (Financial Asset)	0	0	0	0	0	0
Financial Asset Indemnities Receiving	0	0	0	0	0	0
Payment of income tax and social contribution	(31,586)	0	0	0	0	0
Complementary pension fund payment	0	0	0	0	0	0
Payment of lawsuit contingencies	(1,900)	0	(8,187)	0	0	0
Lawsuit Deposits	1,205	(25,279)	(6,621)	(8,948)	(121)	(17,990)

Net Cash from Operating Activities	(92,303)	(13,134)	(57,190)	(24,379)	2,898	(54,880)

Financing Activities
Loans and financing obtained	55,696	47,557	88,018	32,924	955	128,710
Loans and financing payable - principal	(6,116)	(4,491)	(10,148)	0	(1,353)	0
Payment to Shareholders	0	0	0	0	0	0
Global Reversal Reserve Replacement	0	0	0	0	0	0
Receiving of advance for future capital increase (AFAC)	0	0	0	0	0	0
Payment of refinancing of taxes and contributions – Principal	(3,472)	0	0	0	0	0
Others	0	0	0	0	1,538	0
Net Cash from Financing Activities	46,108	43,066	77,870	32,924	1,140	128,710

Investment Activities

Financing and Loans Concessions	0	0	0	0	0	0
Receiving of Loans and Financing Ceded	0	0	0	0	0	0
Acquisition of property, unit and equipment	511	24	(114)	(216)	(204)	(1,723)
Acquisition of intangible assets	(73)	(880)	(805)	206	(52)	(21,793)
Acquisition of concession assets	4,933	(28,097)	(20,844)	(4,268)	(3,417)	(57,716)
Concession for advance of future capital increase	0	0	0	0	0	0
Acquisition/Contribution of capital in equity participation	0	0	0	0	0	0
Others	1,057	0	0	0	(1,207)	0
Net Cash from investments activities	6,428	(28,953)	(21,763)	(4,278)	(4,880)	(81,232)

Increase (decrease) in cash and cash equivalents	(39,767)	979	(1,083)	4,267	(842)	(7,402)
Cash and cash equivalent – beginning of period	71,014	18,532	11,547	5,358	10,401	77,563
Cash and cash equivalent – end of period	31,247	19,511	10,464	9,626	9,559	70,161
	(39,767)	979	(1,083)	4,268	(842)	(7,402)

CASH FLOW 03/31/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	1,003,974	344,889	79,915	621,915	173,077	(235,550)	2,587	(70,380)

Depreciation and amortization	60,351	25,101	44,973	114,522	99,107	19,428	7	15,673
Monetary net variation	28,482	0	(111)	(13,243)	1,555	0	0	3,743
Exchange net variation	(9,573)	(5,695)	(2,909)	(24,377)	(1,615)	(23)	0	0
Financing charges	350,212	70,662	108,443	141,468	21,161	136,714	0	74,814
Equity Method Result	(35,878)	(20,548)	45,418	(55,299)	0	0	(1,844)	0
Provision for uncovered liability	0	0	0	0	0	0	0	0
Provision for doubtful credit liquidation	3,951	(424)	496	23,613	1,480	0	0	0
Provisions for contingencies	2,942	31,774	(3,873)	108,957	10,132	38,355	0	0
Provision for staff realignment	0	0	0	0	0	0	0	0
Provision for investment loss	(2,025)	0	0	0	0	0	0	0
Provision for reduction on recoverable amount of Investment	0	93,525	0	0	220,381	0	0	0
Provision for onerous contracts	(15,418)	27,397	0	0	(220,381)	0	0	0
Provision for loss with Financial Asset	0	0	0	0	0	0	0	0
Global reversal reserve charges	0	0	0	0	0	0	0	0
Adjustment to Present Value / Market Amount	0	0	173	0	20,646	0	0	0
Minority Participation in Result	701	0	0	0	0	0	0	0
Charges on Shareholders remuneration	0	0	2,724	0	0	2,591	0	0
Financial Asset Revenue	(954,950)	(417,368)	(128,362)	(307,484)	0	0	0	0
Derivatives	0	0	0	(116,856)	0	0	0	0
Others	(9,905)	18,931	(172,232)	(2,860)	104,128	1	0	0
(Increase) decrease on operating asset/liability	205,524	(117,900)	(383,610)	(109,791)	(176,620)	38,865	6,717	465

Cash from Operating Activities	628,388	50,344	(408,955)	380,565	253,051	381	7,467	24,315

Payment of financial charges	(355,932)	(70,394)	(184,471)	(92,908)	(64,509)	(122)	0	0
Payment of charges of global reversal reserve	0	0	0	0	0	0	0	0
Financial charges receivable	28	0	30	0	0	0	0	0
Remuneration from equity investments received	66,000	4,069	0	13,745	0	0	1,692	0
Annual allowed Revenue Receiving (Financial Asset)	72,181	(30,367)	247,544	123,732	0	0	0	0
Financial Asset Indemnities Receiving	0	0	0	0	0	0	0	0
Payment of income tax and social contribution	(137,964)	(1,682)	(1,082)	(158,795)	(14,967)	0	(171)	0
Complementary pension fund payment	(13,963)	(59,606)	(1,575)	0	0	0	0	0
Payment of lawsuit contingencies	0	(19,984)	0	(8,245)	0	0	0	0
Lawsuit Deposits	(19,619)	538,390	(7,800)	(8,078)	(3,944)	(469)	0	(26,795)

Net Cash from Operating Activities	239,119	410,770	(356,309)	250,016	169,631	(210)	8,987	(2,480)

Financing Activities
Loans and financing obtained	0	193,164	690,000	499,999	0	0	0	0
Loans and financing payment - principal	(295,356)	(431,280)	(302,747)	(156,903)	(29,927)	(3,877)	0	0
Payment to Shareholders	0	0	0	0	0	0	0	0
Payment of Refinancing of taxes and contribution - principal	(25,690)	0	(4,658)	0	0	0	0	0
Global Reversal Reserve Replacement	0	0	0	0	0	0	0	0
Advance for Future Capital Increase (AFAC)	0	(13,600)	0	0	0	0	0	0
Others	0	0	0	0	0	0	0	0
Net Cash from Financing Activities	(321,046)	(251,716)	382,595	343,096	(29,927)	(3,877)	0	0

Investment Activities

Financing and Loans Concessions	0	0	0	0	0	0	0	0
Receiving of Loans and Financing Ceded	5,632	0	0	0	0	0	0	0
Acquisition of fixed assets	(13,480)	(73,965)	(5,510)	(10,659)	(93,640)	(1,544)	0	(16,000)
Acquisition of intangible assets	(1,631)	(1,751)	(870)	0	(951)	(136)	(9)	0
Acquisition of concession assets	(48,567)	0	(14,461)	(15,209)	0	0	0	0
Concession for advance of future capital increase	(3,430)	0	2,047	(254)	0	0	0	0
Acquisition/Contribution of capital in equity participation	(202,055)	(111,546)	(12,701)	(184,218)	0	0	0	0
Concession for advance of future capital increase	0	0	0	0	0	0	0	0
Others	335,873	(9,762)	9	99,731	(57,539)	0	0	0
Net Cash from Investments activities	72,342	(197,024)	(31,486)	(110,609)	(152,130)	(1,680)	(9)	(16,000)

Increase (decrease) in cash and cash equivalents	(9,585)	(37,970)	(5,200)	482,503	(12,426)	(5,767)	8,978	(18,480)
Cash and cash equivalent – beginning of period	35,220	140,399	36,843	8,992	15,323	56,007	499	23,622
Cash and cash equivalent – end of period	25,635	102,429	31,643	491,495	2,897	50,240	9,477	5,142
	(9,585)	(37,970)	(5,200)	482,503	(12,426)	(5,767)	8,978	(18,480)

CASH FLOW 03/31/2017	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia
Operating Activities
Profit (loss) before income tax and social contribution	(69,123)	(110,546)	(91,778)	(49,768)	(56,696)	(707,725)

Depreciation and amortization	10,871	9,971	10,898	2,547	6,872	40,569
Net monetary variation	(5,485)	28,454	850	0	(15,229)	0
Net exchange variation	0	0	0	0	0	(1,633)
Financing charges	49,120	33,772	59,955	522	13,824	165,291
Equity Result	0	0	0	0	0	0
Provision for uncovered liability	0	0	0	0	0	70,380
Provision for doubtful credit liquidation	3,412	4,090	8,155	5,494	3,667	87,871
Provisions for contingencies	12,782	17,521	14,132	7,490	289	(30,606)
Provision for staff realignment	0	0	0	0	0	0
Provision for loss with Investment	0	0	0	0	0	0
Provision for reduction on recoverable amount of assets	(4,474)	0	(22,721)	0	0	(15,902)
Provision for onerous contracts	0	(44,201)	(16,345)	0	0	(53,971)
Provision for loss with Financial Asset	0	0	0	0	0	0
Global reversal reserve charges	0	0	0	0	0	0
Adjustment to Present Value / Market Amount	11	0	0	0	0	0
Minority Participation in Result	0	0	0	0	0	0
Financial charges on Shareholders funds	0	0	0	0	0	0
Financial Asset Revenue	0	0	0	0	0	0
Derivatives	0	0	0	0	0	0
Others	250,240	10,831	0	712	0	283,833
(Increase) decrease on operating asset/liability	(295,292)	32,161	(83,457)	(25,319)	42,642	(75,513)

Cash from Operating Activities	(47,938)	(17,947)	(120,311)	(58,322)	(4,631)	(237,406)

Payment of financial charges	0	(3,353)	(881)	(522)	(1,203)	0
Payment of charges of global reversal reserve	0	0	0	0	0	0
Financial charges receivable	0	0	0	0	0	0
Remuneration from equity investments received	0	0	0	0	0	0
Annual allowed Revenue Receiving (Financial Asset)	0	0	0	0	0	0
Financial Asset Indemnities Receiving	0	0	0	0	0	0
Payment of income tax and social contribution	0	0	0	0	0	0
Complementary pension fund payment	0	0	0	0	0	0
Payment of contingent liabilities	0	0	(15,510)	0	0	0
Lawsuit Deposits	0	(1,755)	0	0	0	(30,074)

Net Cash from Operating Activities	(47,938)	(23,055)	(136,702)	(58,844)	(5,834)	(267,480)

Financing Activities
Loans and financing obtained	101,126	65,777	158,344	42,962	27,124	281,652
Loans and financing payment - principal	(7,577)	(5,003)	(1,312)	(589)	(2,032)	0
Payment to Shareholders	0	0	0	0	0	0
Global Reversal Reserve Reposition	0	0	0	0	0	0
Receiving of advance for future capital increase (AFAC)	0	0	0	0	0	0
Payment of refinancing of taxes and contributions – Principal	(2,931)	0	0	0	0	0
Others	0	0	0	0	0	0
Net Cash from Financing Activities	90,618	60,774	157,032	42,373	25,092	281,652

Investment Activities

Financing and Loans Concessions	0	0	0	0	0	0
Receiving of Loans and Financing Ceded	0	0	0	0	0	0
Acquisition of fixed assets	(354)	(42)	(85)	(988)	(502)	(1,059)
Acquisition of intangible assets	(1,000)	(13,175)	(887)	(76)	(754)	(1,688)
Acquisition of concession assets	(14,566)	(21,117)	(18,885)	(1,460)	2,069	20,166
Concession for advance of future capital increase	0	0	0	0	0	0
Acquisition/Contribution of capital in equity participation	0	0	0	0	0	0
Others	404	0	0	0	(1,382)	0
Net Cash from investments activities	(15,516)	(34,334)	(19,857)	(2,524)	(569)	17,419

Increase (decrease) in cash and cash equivalents	27,164	3,385	473	(18,995)	18,689	31,591
Cash and cash equivalent – beginning of period	21,804	18,706	5,200	35,598	16,006	71,343
Cash and cash equivalent – end of period	48,968	22,091	5,673	16,606	34,695	102,934
	27,164	3,385	473	(18,992)	18,689	31,591

CHESF
Result Analysis

The Company had in 1Q18 a result 2.4% lower than the recorded in the 1Q17, going from a profit of R$ 209 million in 1Q17 to a profit of R$ 204.6 million in 1Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had a decrease of 10% in 1Q18, compared to the 1Q17, going from R$ 1,236 million in 1Q17 to R$ 1,118 million in 1Q18.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	24,572	29,441	-16.5	The variation was mainly due to: (i) the movement in contracts of auctions held at FCE, owing to the seasonal nature of the purchase of energy in 2017 and (ii) the annual adjustment.
Supply	144,734	205,747	-29.7	The variation was mainly due to: (i) adjustments of contracts postponed with industrial consumers, impacted by the annual adjustment.
Short Term Market (CCEE)	65,291	49,538	31.8	The variation was mainly due to: (i) settlements in CCEE, strongly impacted by market variations (PLD, GSF, Portfolio of contracts etc.).
O&M Income - Upgraded Power Plants Law 12.783/2013	310,730	331,707	-6.3

The variation was mainly due to: (i) variation of  Generation Annual Revenue (RAG) adjustment (2017 x 2016); (ii) investments made in the upgraded power generation facilities, partially offset by: (iii) change of the CFURH tariff in 2017, which is part of the fees income of the upgraded power plants and (iv) the failure to accomplish the estimated income resulting from the difference between the rate of return used in the estimation and the rate effectively used.

Generation Construction Income	1,392	5,023	-72.3	No effect on the result due to equal value in the construction expenditure, however, the variation was due to the investments made in power plants whose concessions were renewed.
Return on investment	12,270	14,803	-17.1	The variation was mainly due to: (i) update of the generation financial assets.
Transmission
LT Incomes Renewed by Law 12.783/2013	341,553	249,179	37.1	The variation was mainly due to: (i) annual RAP adjustment, and (ii) strengthening of transmission lines; (iii) increment of revenue as a result of receipt of RBSE.
Not renewed O&M LT	24,270	21,273	14.1

The variation was mainly due to: (i) annual adjustment of RAP, happened over the 2016 and 2017 cycles and strengthening of lines, mainly in: LT Tauá-Milagres; Suape III; Lagoa Nova II; and Mirueira II.

Transmission Construction Income	132,540	92,859	42.7	The variation was mainly due to: (i) progress of the transmission system works.
Revenue from return of investment in transmission	271,020	402,565	-32.7	The variation was mainly due to: (i) recognition, in 2016, of the amounts receivable that become the regulatory remuneration base of RBSE's unamortized and non-depreciated assets on May 31, 2000.
Other Incomes	7,308	13,720	-46.7

The variation was mainly due to: (i) decrease in income from maintenance and operation services, in the amount of R$ 1.3 million, and (ii) decrease in revenue from leases and rents, in the approximate amount of R$ 3.0 million.

Deductions to the Operating Revenue	-218,122	-179,644	21.4	The variation was mainly due to: (i) PIS/COFINS and ICMS registration, owing to the increase in the tax base of revenue.
ROL	1,117,558	1,236,211	-9.6

Operating Costs and Expenses
Expenses and operating costs decreased by 3.3% in 1Q17 compared to 1Q17, from R $ 858.6 million in 1Q17 to R $ 830.5 million in 1Q18, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	1Q18	1Q17	Variation (%)
Personnel	-241,441	-264,665	-8.8

The variation was mainly due to: (i) impact on the adjustment resulting from 2016-2018 ACT at 9%, which was offset by (ii) a decrease of approximately R$ 11.3 million in compensation; (iii) decrease of benefits, in the approximate amount of R$ 8.5 million.

PDC - Consensual Dismissal Plan (Provision)	-126,230	0	100.0	The variation is mainly due to the following reason: (i) the obligations estimated with the Consensual Dismissal Plan (PDC).
Material	-4,151	-5,876	-29.4

The variation was mainly due to: (i) less expenditure with aircraft maintenance expenditure amounting to R$ 0.2 million and (ii) decrease in the expenditure with fuels and lubricants, amounting to R$ 0.6 million.

Services	-49,836	-49,729	0.2

The variation was mainly due to: (i) increase of costs/expenses with maintenance and preservation works. It should be noted that in the periods compared, we had an increase of R$ 0.7 million in administrative technical services.

Others	-48,281	-16,876	186.1

The variation was mainly due to: (i) recording of adjustment of the actuarial report - Post-employment benefits; (ii) recording of losses - Consumers and Utility Companies; and (iii) recording of recovery of expense.

Donations and contributions	-1,935	-5,168	-62.6
Other operating expenses	-46,346	-11,708	295.8
TOTAL PMSO	-469,939	-337,146	39.4

Operating Costs - R$ Thousand	1Q18	1Q17	Variation (%)
Energy Purchased for Resale	-55,494	-68,128	-18.5	The variation was mainly due to: (i) settlements of CCEE.
Fuel	0	0	0.0
Charges for the Use of the Electricity Grid	-157,630	-178,077	-11.5
Construction Expense	-133,932	-97,882	36.8	No effect on the result due to equivalent value in construction revenue, however the variation is due to: (i) works of the transmission system and in the plants carried over.
Depreciation and Amortization	-23,036	-25,101	-8.2	No relevant variation in the period.

Operating Provisions	1Q18	1Q17	Variation (%)
Operating Provisions	9,529	-152,273	-106.3	The variation was mainly due to: (i) recording of allowance for impairment/onerous contract, amounting to R$ 119.0 million in 2017, without basis of comparison in 2018.

Financial Result - R$ Thousand	1Q18	1Q17	Variation (%)
Financial Investments Incomes	5,227	9,952	-47.5	The variation was mainly due to: (i) decrease of financial investments for compliance with Company’s obligations.
Debt Charges	-55,660	-70,662	-21.2	The variation was mainly due to: (i) new financings and loans arranged in 2016, amounting to R$ 15.4 million, before Eletrobras, and R$ 3.7 million with financial institutions.
Interest paid in arrears for energy sold	29,979	3,822	684.4	The variation was mainly due to: (i) new calculation of Rio Doce Manganês debt adjustment, and (ii) adjustment of cognovits of Santana Textil before the Court of Justice of Pernambuco.
Net Exchange Variation	0	0	-
Net Monetary Correction	-2,053	5,695	-136.0	The variation was mainly due to: (i) movement of judicial deposits; and (ii) fine correction for delay of contributions in Norte Energia.
Other Net Revenue/Financial Expenses	-1,448	-2,070	-30.0

The variation was mainly due to: (i) updating judicial deposits, and updating negative balance of Income Tax/CSLL, in the amount of R$ 6.8 million; (ii) interest on a fine for late payment of capital contributions in SPE Norte Energia SA

Equity Interests (Equity) - R$ Thousand	1Q18	1Q17	Variation (%)
Equity Interests (Equity)	24,334	20,548	18.4	The variation was mainly due to: (i) Due to the balance of equity equivalence. The variation was mainly due to the results presented by SPE ESBR Participações and STN.

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	1Q18	1Q17	Variation (%)
Current IR and CSLL	-137,937	-8,238	1,574.4	The variation was mainly due to: (i) increase in the year 2017 of pre-tax profit, impacting the fiscal profit over the period, even without reckoning the impairment and RBSE in the year 2017.
Deferred IR and CSLL	54,827	-133,166	-141.2

The variation was mainly due to: (i) registration in 2016 of deferred taxes on revenue arising from the recognition of receivables that become the regulatory remuneration base of RBSE's unamortized and/or depreciated assets at 31/05/2000

Tax Incentives	265	6,238	-96

The variation was mainly due to: (i) in September 2016, the Company's operations did not result in exploration profit. As a consequence, there is no reason talking about tax incentive over that period.

ELETRONORTE

Result Analysis

The Company had in 1Q18 a result 35% lower than the one recorded in 1Q17, going from a profit of R$ 508 million in 1Q17 to a profit of R$ 329 million in 1Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had a decrease of 0.17% in 1Q18, compared to the 1Q17, going from R$ 1.452 million in 1Q17 to R$ 1.449 million in 1Q18.  The variations of each income account are detailed below:

Gross Revenue	1Q18	1Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	622,633	590,271	5.5	The variation was mainly due to: (i) increase of energy in the regulated follow-up and (ii) sale through auction A-1 product 2018/2019, 171.96 Mwmed.
Supply	215,374	309,091	-30.3	The variation was mainly due to: (i) termination of some contracts: South equivalent to 315 Mwmed.
Short Term Market (CCEE)	335,206	266,184	25.9	The variation was mainly due to: (i) addition of value of PLD.
O&M Income - Upgraded Power Plants Law 12.783/2013	3,739	3,940	-5.1	The variation was mainly due to: (i) the product demand, which posted a slight decrease in the period under comparison.
Generation Construction Income	0	0	0.0
Transmission
O&M LT renewed by Law 12.783/2013	153,415	58,548	162.0	The change is mainly due to a better appropriation in 2018 of O & M's revenue from renewed and non-renewed transmission contracts.
O&M LT not renewed by Law 12783/2013	2,438	60,621	-96.0	The change is mainly due to a better appropriation in 2018 of O & M's revenue from renewed and non-renewed transmission contracts.
Transmission Construction Income	16,214	18,438	-12.1

The variation was mainly due to: (i) company policy that has reduced construction follow-up and has been working on the maintenance and expansion of existing assets for the good performance of the public services to which it is connected.

Revenue from return of investment in transmission	291,253	307,484	-5.3	The variation was mainly due to: (i) recognition, in 2016, of the amounts receivable that become the regulatory remuneration base of RBSE's unamortized and non-depreciated assets on May 31, 2000.
Other incomes	103,749	92,032	12.7	The variation was mainly due to: (i) increase of provision of services and multimedia services.
Deductions to the Operating Revenue	-294,754	-254,867	-12.1	The variation was mainly due to: (i) Company’s revenues that are required to collect taxes according to rates imposed by the public authority.
ROL	1,449,267	1,451,742	-0.2

Operating Costs and Expenses
Expenses and operating costs increased by 15% in 1Q18 compared to 1Q17, from R $ 921 million in 1Q17 to R $ 1,058 million in 1Q18. The variations of each revenue account are detailed below:

PMSO	1Q18	1Q17	Variation (%)	Analysis
Personnel	-319,284	-326,389	-2.2	The variation was mainly due to: (i) impact on the adjustment resulting from 2016-2018 ACT at 9%, which was offset by (ii) cost decrease policy aligned with the Holding guidelines.
Material	-5,853	-5,216	12.2	The variation was mainly due to: (i) purchased for continuance of provision of the company’s core business.
Services	-55,918	-52,513	6.5	The variation is mainly due to the following reason: tax consultancy contract, service of slicing and information technology.
PDC - Consensual Dismissal Plan (Provision)	-56,523	0	-100.0	The variation is mainly due to the following reason: (i) the obligations estimated with the Consensual Dismissal Plan (PDC).
Others	-74,955	-70,577	6.2	The variation is mainly due to the following reasons: Rental costs and other taxes and charges.
Donations and contributions	-630	-662	-4.8	The variation was mainly due to: (i) legal and social obligations that the company develops mainly in Tucuruí, where there are several social programs in which the company participates actively.
Other operating expenses	-74,325	-69,915	6.3	The variation was mainly due to: (i) rent accounts UTE Araguia and Santarém and insurance.
TOTAL PMSO	-512,533	-454,695	12.7

Operating Costs	1Q18	1Q17	Variation (%)	Analysis
Energy Purchased for Resale	-36,915	-62,850	-41.3	The variation was mainly due to: (i) the company's contractual obligations connected to the demand, which is also explained by the low economic activity.
Fuel	0	0	0.0	not applicable
(-) CCC Subsidy Recovery	0	0
Charges for the Use of the Electricity Grid	-142,061	-137,544	3.3	The variation was mainly due to: (i) charges with PIS, COFINS and ISS, CDE, P&D levied directly on Company’s sales revenue.
Construction Expense	-16,214	-18,438	-12.1	The variation was mainly due to: (i) decrease of investment as a result of the policy established based on the holding’s guidelines.
Depreciation and Amortization	-107,476	-114,522	-6.2	The variation was mainly due to: (i) the depreciation and amortization of the Company's property, plant and equipment and intangible assets.

Operating Provisions	1Q18	1Q17	Variation (%)	Analysis
	-242,637	-132,570	-83.0	The variation was mainly due to: (i) provision of Pará Rate.

Financial Income	1Q18	1Q17	Variation (%)	Analysis
Financial Investments Incomes	23,646	16,260	45.4	The variation was mainly due to: (i) application of TVM in official institutions.
Debt Charges	-82,367	-141,468	-41.8	The variation was mainly due to: (i) adjustments connected to the contracts of Company’s debts with the Holding and financial institutions.
Interest paid in arrears for energy sold	19,210	27,309	-29.7	The variation was mainly due to: (i) BOVESA charges.
Net Exchange Variation	-14,841	24,376	-160.9

The variation was mainly due to: (i) arising from the recognition of the contract that the company has linked to the variation of the LME and the US dollar; and (ii) The variation is due to the appreciation of the Brazilian real against foreign currencies.

Net Monetary Correction	-99,907	13,241	-854.5	The variation was mainly due to: (i) variation presented is mainly due to the updating of CERON Debt; and (ii) arising from the Company's commitments in the contracts.
Other Revenue/Financial Expenses	-6,791	-21,081	-67.8

The variation was mainly due to: (i) arising from the appreciation of the Brazilian real against foreign currencies; and (ii) due to the decrease of the IPCA index indexing the Company's contracts. As a result, there was a significant decrease, reducing the amounts in this account in the Company's expenses.

Gains/Losses with Derivatives	-15,585	116,856	113.3

The variation was mainly due to: (i) the contracts that the Company has with Albrás CT 012/2009 wherein macroeconomic indices and the forecast of the price of aluminum are quoted in the international markets, according to the variation of the American currency. It was possible to calculate the value of the 2-year derivative premium in the amount of R$ 417,002 thousand.  The appreciation of 0.36% in the price of the ton of aluminum quoted at USD 2,094.40 in March 2018 was offset by the 7.41% devaluation of the Selic and by the devaluation of 0.30% of the dollar against the Brazilian Real over the period between December 2017 (3.30) and March 2018 (3.29), contributing to a decrease of 2.17% in the expectation of fair value for the derivatives in the period analyzed.

Equity Interests	1Q18	1Q17	Variation (%)	Analysis
Equity Interests	81,022	55,299	46.5	The variation was mainly due to: (i) ascertainment through equity method of investments in SPE's wherein Eletronorte holds interests.

Income Tax and CSLL	1Q18	1Q17	Variation (%)	Analysis
Current IR and CSLL	-121,305	-68,392	77.4	The variation was mainly due to: (i) Company’s charges with the Internal Revenue Service.
Deferred IR and CSLL	110,380	-94,201	-217.2	The variation was mainly due to: (i) arising from charges by the Company with the Federal Revenue Service; and (ii) also by entering the Fiscal Regularization Program -PRT.
Revenue from Tax Incentives	43,698	48,724	-10.3

The variation was mainly due to: (i) revenue generated by the Tucuruí Hydroelectric Plant as a result of the regionalized policy for companies that have settled in the region and complies with the requirements established in the State Law through SUDAM.

FURNAS

Result Analysis

The Company had in the 1Q18 a result 3.6% lower than the one calculated for the 1Q17, going from a profit of R$ 672 million in 1Q17 to a profit of R$ 648 million in 1Q17, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue had a decrease of 12% in 1Q18, compared to the 2Q17, going from R$ 2,403 million in 1Q17 to R$ 2,115 million in 2Q18.  The variations of each income account are detailed below:

Gross Revenue	1Q18	1Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	942,319	1,039,782	-9.4

The variation was mainly due to: (i) changes in the company's portfolio of contracts, among them: greater quantity of energy purchase (with consequent increase in availability for sale); (ii) increase in sales in the ACL; and (iii) on the other hand, termination of the 2015-2017 ACR Product.

Supply	155,150	47,843	224.3	The variation was mainly due to: (i) new auctions of Itumbiara Power Plant, governed by Law 13.182/2015, especially for end consumers (supply).
Short Term Market (CCEE)	15,152	27,194	-44.3	The variation was mainly due to: (i) the differences in the Short-Term Market as a result, without limitation, of the variation of the PLD and GSF values.
O&M Income - Upgraded Power Plants Law 12.783/2013	206,185	213,453	-3.4

The variation was mainly due to the following factors: (i) variation of balances against Light (R$ 1,026), Coelba (R$ 949), Copel (R$ 852), Cia Força and Luz Santa Cruz (R$ 628), RGE (R$ 589), CEMIG (R$ 586), CELPA (R$ 580), Eletropaulo (R$ 519), among others.

Generation Construction Income	2,833	1,333	-112.5	The variation was mainly due to: (i) change in the balances of UHEs Porto Colombia R$ 1,029, Marimbondo R$ 1,089, Furnas (R$ 549), Funil (R$ 46), LCB de Carvalho (R$ 14) and Corumbá (R$ 9).
Transmission
LT incomes not renewed	9,035	9,568	-5.6
O&M LT renewed by Law 12.783/2013	342,198	318,209	7.5	The variation was mainly due to: (i) change in the balance of AFT CT 062,2001 R$ 23,598 and other contracts (R$ 533); and (ii) variation of SPE Transenergia Goiás in the amount of R$ 391.
Revenue from return of investment in transmission	762,122	954,950	-20.2

The variation was mainly due to: (i) RBSE indemnification amount (R$ 796,174) and other financial income from the concession varied R$ 604,635; and (ii) variation of SPE Transenergia Goiás in (R$ 1,289).

Transmission Construction Income	33,530	48,343	-30.6	The variation was mainly due to: (i) variation in AFT CT 062,2001 (R$ 7,959) and other contracts R$ 2,479; and (ii) variation of SPE Transenergia Goiás in (R$ 9,333).
Other incomes	18,351	7,164	156.2	The variation was mainly due to: (i) other operating revenues increased by 156.17%, from R$ 7,164 to R$ 18,352, mainly due to the increase in the amount of R$ 11,933.
Deductions to the Operating Revenue	- 371,802	- 264,623	40.5

The variation was mainly due to: (i) PIS/COFINS amounts incurred in receiving RBSE indemnities initiated in July 2017 in the amount of (R$ 84,607); (ii) Sectoral Charges (R$ 4,684), ICMS (R$ 18,230) and ISS R$ 49; and (iii) variation of R$ 362 in PIS/COFINS and Sector Charges (R$ 69) in SPE Transenergia Goiás.

ROL	2,115,073	2,403,216	-12.0

Operating Costs and Expenses
Operating Costs and Expenses were 1% higher in the 1Q18 compared to the 1Q17, from R$ 1,099 million to R$ 1,100 million, with the variations below:

PMSO	1Q18	1Q17	Variation (%)	Analysis
Personnel	-259,863	-306,529	-15.2

The variation was mainly due to: (i) Personnel expenses decreased by 15.22%, from R$ 306,529 to R$ 259,863, mainly due to the decrease in the following items: a) Labor Claims Payments (R$ 13,169); b) Salary (R$ 9,008); and c) Social Security Employees (R$ 9,314).

Material	-7,299	-7,545	-3.3	0.0
Services	-152,648	-150,248	1.6

The variation was mainly due to the following reason: (i) expenses with Services increased by 1.60%, from R$ 150,248 to R$ 152,648, mainly due to the increase in third-party service expenses of the subsidiary Brasil Ventos Energia SA at R$ 2,085.

PDC - Consensual Dismissal Plan (Provision)	-42,694	0	-100.0	The variation is mainly due to the following reason: (i) the obligations estimated with the Consensual Dismissal Plan (PDC).
Others	-83,897	-81,054	3.5
Donations and contributions	-12,909	-1,949	562.3	The variation was mainly due to: (i) contribution made to CEPEL amounting to (R$ 10,642)
Other operating expenses	-70,988	-79,105	-10.3

The variation was mainly due to: (i) Other Operating Expenses decreased by 10.26%, from R$ 79,105 to R$ 70,987, mainly due to the decrease in the following items: a) Hydrological Risk Insurance - GSF (R$ 4,216) and b) Recovery of Expenses (R$ 3,163).

TOTAL PMSO	-546,401	-545,376	0.2

Operating Costs	1Q18	1Q17	Variation (%)
Energy Purchased for Resale	-175,680	-189,004	-7.0

The variation was mainly due to: (i) variation of the balances with companies Empresa de Energia São Manuel (R$ 25,882), other companies R$ 35,701 and credits with PASEP/COFINS R$ 3,465.  The energy purchase was mainly due to Energy Trading (Purchase and Sale), which is impacted by a number of parameters inherent to the sector, and which are more thoroughly seen under the scope of Eletrobras Trading Committee. However, seen in isolation, the variation of the energy purchase balance is justified by the updating of the prices of the existing contracts, as well as the execution of new Energy Purchase contracts, which positively influence the result of Trading.

Fuel	-140,658	-135,968	3.4	The variation was mainly due to: (i) variation of power generation via the Santa Cruz Thermoelectric Plant.
(-) CCC Subsidy Recovery	0	0	0
Charges for the Use of the Electricity Grid	-148,385	-129,481	14.6

The variation was mainly due to: (i) charges for Use of the Electricity Grid increased by 14.60%, from R$ 129,481 to R$ 148,385, mainly due to the increase in the balance with the following companies: a ) CHESF (R$ 11,294); b) CTEEP (R$ 5,984) and; c) BMTE (R$ 3,973).

Construction Expense	-36,363	-49,676	-26.8

The variation was mainly due to: (i) changes in the balances of HPPs Porto Colombia (R$ 1,029), Marimbondo (R$ 1,089), Furnas R$ 549, Funil R$ 46, LCB Carvalho R$ 14 and Corumbá R$ 9 and for the variation in AFT CT 062,2001 R$ 7,959 and other contracts (R$ 2,479); and (ii) variation of SPE Transenergia Goiás at R$ 9,333.

Depreciation and Amortization	-64,606	-60,351	7.1	The variation was mainly due to: (i) new asset depreciation and the VNR (New Replacement Value) depreciation adjustment.

Operating Provisions	1Q18	1Q17	Variation (%)
	2,358	10,550	77.65

Operating Provisions increased by 57.79%, from R$ 10,550 to R$ 16,647, mainly due to: i) Onerous Contract, of which: a) Constitution - Marimbondo (R$ 6,368) and Estreito (R$ 6,609) ; b) Reversal - Funnel in R$ 651 and Santa Cruz in R$ 46,549; ii) reversal for risks with tax, labor and civil lawsuits in R$ 4,298; iii) reversal of Losses on Investments SPEs R$ 7,845 and; iv) PECLD constitution (R$ 40,269).

Financial Income	1Q18	1Q17	Variation (%)
Financial Investments Incomes	5,086	13,564	-62.5

The variation was mainly due to: (i) revenues from financial investments decreased by 62.50%, from R$ 13,564 to R$ 5,086, mainly due to a decrease in the income of Banco do Brasil SA (R$ 2,690 ) and Caixa Econômica Federal (R$ 5,827).

Financial Investments Revenues	1,363	17,038	-92.0

The variation was mainly due to the following reason: (i) Loans and financing revenues decreased by 92%, from R$ 15,038 to R$ 1,363, mainly due to the decrease in interest income due to the refinancing of electric power due to advance payment, through the National Treasury, of R$ 16,583 in loans to CELG in Aug.2017.

Debt Charges	-185,893	-283,158	-34.4	The variation was mainly due to: (i) debt charges decreased by 34.35% in the period, from R$ 283,158 to R$ 185,893, mainly due to a decrease in the level of indebtedness.
Interest paid in arrears for energy sold	3,372	4,057	-16.9	The variation was mainly due to: (i) moratorium increases that underwent a reduction of 16.88%, from R$ 4,057 to R$ 3,372, mainly due to a decrease in customer default.
Net Exchange Variation	-3,164	9,736	-132.5

The variation was mainly due to: (i) Exchange rate fluctuations decreased by 740.43%, from an expense of R$ 141 to R$ 903, mainly due to the decrease in exchange variation in energy of R$ 379 and R$ 671, respectively + Exchange Variations under Liabilities, which posted a decrease of 141.18%, from a revenue of R$ 9,877 to a expense of R$ 4,067, mainly due to the variation of the expense of VM w/o principal of Debt in the amount of (R$ 12,678)

Net Inflation Adjustment	-13,005	-16,546	21.4

The variation was mainly due to the following reasons: (i) Inflation Adjustment under Assets decreased by 18.65%, from R$ 22,509 to R$ 18,312 due mainly to the early liquidation of the loan with CELG in AGO.2017, which resulted in a decrease of the MV in the amount of (R$ 6,302); (ii) Adjustment of the receivable amount decrease of capital of Madeira Energia - MESA in the amount of R$ 5,261; and decrease in the exchange variation of the judicial deposits of 1Q2018 in relation to 1Q2017 in the amount of (R$ 3,227); (iii) Past-month exchange variations decreased by 19.81%, from R$ 39,055 to R$ 31,317, mainly due to the decrease of VC's revenues over long-term loans and other debits in the amounts of R$ 3,249 and R$ 6,505, respectively; and (iv) the increase in other liabilities due to LP in the amount of (R$ 1,810).

Other Revenue/Financial Expenses	-13,735	-80,505	-82.9

The variation was mainly due to the following reasons: (i) other financial revenues increased by 26.30% in the period, from R$ 5,243 to R$ 6,622, mainly due to an increase in interest income of R$ 1,040; (ii) other financial expenses decreased by 76.26%, from R$ 85,748 to R$ 20,357 due mainly to: a) Decrease of SELIC Interest on Remuneration to Shareholders (R$ 31,570); b) SELIC interest decrease (R$ 18,751); and c) decrease in the inflation adjustment of REFIS (R$ 11,613).

Equity Interest	1Q18	1Q17	Variation (%)
	-44,112	35,878	-222.9

The result of the shareholding account in 1Q18 decreased by 222.95% in relation to 1Q17, from R$ 36 million (positive) to R$ 44 million (negative), mainly due to the decrease in equity in companies: Triângulo Mineiro R$ 55,873, Vale do São Bartolomeu R$ 31,739 and Madeira Energia R$ 13,579, partially offset by the adjustment in the MEP of SPEs of the Fortim Complex R$ 20,632.

Income Tax and CSLL	1Q18	1Q17	Variation (%)
Current IR and CSLL	-251,726	-18,973	1,226.8	The variation was mainly due to: (i) tax provisions are adjusted monthly (Real Profit) and its variation is mainly due to the receipt of the RBSE indemnity that started in July 2017.
Deferred IR and CSLL	164,659	-313,621	-152.5	The variation was mainly due to: (i) in July 2017, we started recording write-off of deferred liabilities connected to RBSE indemnity.

ELETROSUL

Result Analysis

The Company had in 1Q18 a result 13% higher than the one recorded for 1Q17, going from a profit of R$ 37 million in 1Q17 to a profit of R$ 42 million in 1Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 4.3% in 1Q18, compared to the 1Q17, going from R$ 469 million in 1Q17 to R$ 490 million in 1Q18. The variations of each income account are detailed below:

Gross Revenue	1Q18	1Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	213,071	179,093	19.0

The variation was mainly due to: (i) price readjustment; (ii) price variation in the ACL (SHPs and part of the energy generated by wind power is resold in the ACL); (iii) a new agreement, signed in April 2017 with SPE Teles Pires and SPEs Hermenegildo I, II, III and Chuí IX, with the energy purchased by Eletrosul resold in the ACL and/or liquidated to PLD.

Supply	4,880	4,865	0.3	The variation was mainly due to: (i) variation of price in long term contracts executed in October 2015, in the FCE (Free Contracting Environment), with specific prices for each year of supply.
Short Term Market (CCEE)	0	781	-100.0

The variation was mainly due to: (i) In 2018 the company settled its available energy, basically in bilateral supply and supply contracts, leaving a small amount to settle in CCEE, the PLD. The fact, together with adjustments for the provision of amounts foreseen in December/17, which takes place in the second month subsequent to the accounting (CCEE term), did not show revenue for 2018.

Transmission
RAPs LT not renewed	31,104	28,837	7.9	The variation was mainly due to: (i) annual adjustment; and (ii) the adjustment portion of the period.
O&M LT renewed by Law 12.783/2013	173,614	153,321	13.2

The variation was mainly due to: (i) annual adjustment; and (ii) apportionment of the adjustment of the system, where the calculation of the deficit and surplus carried out by the ONS recorded a surplus, which will be adjusted in subsequent tariff periods.

Revenue from return of investment in transmission	110,482	128,362	-13.9

The variation is mainly due to the following reasons: (i) reduction of the financial update of receivables linked to RBSE due to the change in the calculation method. Until the second quarter of 2017 these receivables were updated based on the IPCA, as of July 2017 are being calculated based on the IRR extracted from the cash flow of future AARs.

Transmission Construction Income	10,572	14,460	-26.9	The variation is mainly due to the following reasons: (i) lower investment volume in the period. No change to result due to equivalent amount in construction expense.
Other Incomes	15,547	11,208	38.7

The variation is mainly due to the following reasons: (i) variation due to revenues' volume; and (ii) increase in PIS and Cofins taxes arising from the receipt, from July 2017, of the financial income related to RBSE.

Deductions to the Operating Revenue	-69,777	-51,558	35.3

The variation is mainly due to the following reasons: (i) reduction of the financial update of receivables linked to RBSE due to the change in the calculation method. Until the second quarter of 2017 these receivables were updated based on the IPCA, as of July 2017 are being calculated based on the IRR extracted from the cash flow of future AARs.

ROL	489,493	469,369	4.3

Operating Costs and Expenses
In 1Q18, Operating Expenses and costs increased by 26% compared to 1Q17, from R $ 240 million to R $ 303 million, with the variations listed below:

PMSO	1Q18	1Q17	Variation (%)	Analysis
Personnel	-98,120	-93,449	5.0

The increase is due to the following reasons: (i) a 4.08% adjustment applied from May 2017; (ii) increase in health plan expenses, mainly related to employees who retired in 2017, and medical information is sent by the professionals after the period of use of the services; (iii) decrease of fixed assets, due to the lower volume of investments made by the company; and (iv) adjustment of approximately 2.5% according to the rules established in the Career and Compensation Plan of the company.

Material	-1,911	-1,674	14.2	The variation was mainly due to: (i) variation derived from the operational need of the system. In nominal terms, the value is not very significant.
Services	-20,243	-22,887	-11.6

The variation was mainly due to: (i) a decrease in January 2018 due mainly to: (a) the transfer of consolidated assets (SPEs Hermenegildo I, II, III and Chuí IX) to Eletrobras, through a lieu of payment; and (b) variation related to third party services, with expenses that will be recorded as of April 2018.

PDC - Consensual Dismissal Plan (Provision)	-25,827	0	100.0	The variation was mainly due to: (i) the estimated liabilities resulting from the Agreed Dismissal Plan - PDC.
Others	-7,910	-10,662	-25.8	The variation was mainly due to: (i) transfer of consolidated assets (SPEs Hermenegildo I, II, III and Chuí IX), through a lieu of payment, to Eletrobras.
Donations and contributions	0	0	0.0
Other operating expenses	-7,910	-10,662	-25.8
TOTAL PMSO	-154,011	-128,672	19.7

Operating Costs	1Q18	1Q17	Variation (%)	Analysis
Energy Purchased for Resale	-94,050	-48,826	92.6

The variation was mainly due to: (i) additional amounts acquired from Teles Pires, Hermenegildo I, II, III and Chuí IX from April 2017, and as from January 2018 due to the lieu of payment the last ones are no longer consolidated; and (ii) price variation (contractual adjustments).

Fuel	0	0	0.0	0
Charges for the Use of the Electricity Grid	-5,023	-6,821	-26.4	The variation was mainly due to: (i) transfer of assets (SPEs Hermenegildo I, II, III and Chuí IX), executed in December 2017 with Eletrobras by means of lieu of payment.
Construction Expense	-10,572	-14,460	-26.9	No effect in the result due to equal value in the construction income.
Depreciation and Amortization	-34,334	-44,973	-23.7	The variation was mainly due to: (i) decrease is due to: (i) transfer of consolidated assets (SPEs Hermenegildo I, II, III and Chuí IX), through a lieu of payment to Eletrobras.

Operating Provisions	1Q18	1Q17	Variation (%)	Analysis
	-5,078	3,377	-250.4	The variation was mainly due to: (i) in 2017, there was retained reversal as a result of the civil provision adjustment. In 2018 the fact did not occur.

Financial Income	1Q18	1Q17	Variation (%)	Analysis
Financial Investments Incomes	8,805	12,777	-31.1	The variation was mainly due to: (i) variation in the amount of available resources and securities, which generated lower volume of income from financial investments.
Debt Charges - Loans and Financing	-51,087	-131,718	-61.2

The variation was mainly due to: (i) drop in the SELIC rate; and (ii) a decrease in the outstanding balance of loan agreements as a result of amortizations, mainly with Eletrobras. The amortizations occurred due to the receipt, in August 2017, of resources from Law 8,727/93, with which R$ 470 million of loans were paid, as well as lieu of payment, made in December 2017, through which interests were transferred in Controlled to Eletrobras, which enabled the payment of R$ 939 million of loans.

Debt Charges - Suppliers	-133	-1,684	-92.1	The variation was mainly due to: (i) transfer of consolidated assets (SPEs Hermenegildo I, II, III and Chuí IX) to Eletrobras.
Interest Paid in Arrears	0	0	0.0
Net Exchange Variation	-6,709	2,909	-330.6

The variation was mainly due to: (i) revenues with exchange variation are mainly due to debt contracts, and in the first quarter of 2017 there was a decrease of the Euro, while in the first quarter of 2018 there was an increase + The variation is mainly due to the following factors: (i) exchange variation expenses are mainly related to debt contracts, and in the first quarter of 2018 there was an increase in the Euro higher than in the first quarter of 2017.

Net Inflation Adjustment	-3,267	111	-3043.2

The variation was mainly due to: (i) settlement, at the beginning of August/2017, by the National Treasury, of the amounts related to Law 8,727/93 + The variation is mainly due to: (i) outstanding balance of financing agreements, due to the amortizations, mainly with Eletrobras. The amortizations occurred due to the receipt, in August 2017, of funds from Law 8,727/93, with which R$ 470 million of financing was paid, as well as lieu of payment, made in December 2017, through which shares were transferred in Controlled to Eletrobras, which made it possible to pay R$ 939 million of loans to Eletrobras.

Other Revenue/Financial Expenses	-6,619	16,668	-139.7

The variation was mainly due to: (i) decrease of the renegotiated energy credits, arising out of Law 8727/93, owing to the settlement early August/2017 by the National Treasury of amounts connected to the Law 8727/93. The variation was mainly due to: (i) in 2018, there was adjustment of the contingency connected to RBNI indemnity, recorded in December 2017, connected to sums claimed by Celesc Distribuição.

Equity Interests (Equity)	1Q18	1Q17	Variation (%)	Analysis
	-42,217	-45,418	7.0

The variation was mainly due to: (i) the sale, in December 2017, of the investees Chuí Holding and Santa Vitória do Palmar Holding, through a lieu of payment to Eletrobras. In the first quarter of 2017, there was a negative equivalence of R$ 8,164 thousand related to them.

Income Tax and CSLL	1Q18	1Q17	Variation (%)	Analysis
Current IR and CSLL	-72,018	141	51,176.6

The variation was mainly due to: (i) increase in the current base of income tax and social contribution in 2018, mainly due to the increase in ROL and the classification, as from July 2017, connected to the RBSE, due to the receipt, via RAP.

Deferred IR and CSLL	30,461	-42,268	-172.1

The variation was mainly due to: (i) increase in the current base of income tax and social contribution in 2018, mainly due to the increase in ROL and the classification, as from July 2017, connected to the RBSE, due to the receipt, via AAR.

ELETRONUCLEAR

Result Analysis

The Company had in 1Q18 a result 9.4% higher than the recorded in the 1Q17, going from a profit of R$ 148 million in 1Q17 to a profit of R$ 161 million in 1Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 5.6% in 1Q18, compared to the 1Q17, going from R$ 695 million in 1Q17 to R$ 733 million in 1Q18. The variations of each income account are detailed below:

Gross Revenue	1Q18	1Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	836,247	792,117	5.6

The variation was mainly due to: (i) updating of the fixed revenue established by ANEEL for the Year 2018; (ii) variable installment referring to the surplus of generated/supplied electric energy estimated for 2018.

Deductions to the Operating Revenue	-102,810	-97,423	5.5	The variation was mainly due to: (i) taxation of 9.25% of PIS and COFINS as a result of the increase of Gross Operating Revenue; (ii) increase of the contributions of consumer charges
ROL	733,437	694,694	5.6

Operating Costs and Expenses
Operating Expenses and Costs increased by 2.5% in 1Q18 compared to 1Q17, from R $ 476 million in 1Q17 to R $ 488 million in 1Q18. The changes in each revenue account are detailed below:

PMSO	1Q18	1Q17	Variation (%)	Analysis
Personnel	-139,018	-144,623	-3.9

The variation is due to the following reasons: (i) reduction of several Personnel items, reflecting the economy from the SAP; (ii) Angra 1 stop overtime in 2016, completed on December 16, 2016, was paid in pay in January 2017. In 2018, a similar reflection should still occur, given the end of the Angra 2 Plant Stop in March 20.

Material	-24,736	-7,640	223.8	The variation is due to the following reason: (i) increase of the material consumption due to the Angra 2 stop for exchange of nuclear fuel, from February 17 to March 20, 2018.
Services	-63,821	-56,590	12.8

The variation is due to the following reason: (i) increase of the service of contractors due to the Angra 2 stop for exchange of nuclear fuel, from February 17 to March 20, 2018, when several maintenance activities are carried out.

PDC - Consensual Dismissal Plan (Provision)	-12	0	0.0	The variation is due to the following reason: (i) complement to the SAP incentive, without the corresponding one in 2018.
Others	-18,952	-23,811	-20.4	The variation is due to the following reason: (i) reduction of rents contracts, due to the initiatives implemented by the company.
Donations and contributions	0	0
Other operating expenses	-18,952	-23,811
TOTAL PMSO	-246,539	-232,664	6.0

Operating Costs	1Q18	1Q17	Variation (%)	Analysis
Energy Purchased for Resale	0	0	0.0
Fuel	-78,051	-101,477	-23.1

The variation is due to the following reason: (i) reduction of nuclear fuel consumption due to the Angra 2 stop for nuclear fuel exchange, from February 17 to March 20, 2018.
The variation is due to the following reasons: (i) forecast update in the transmission contracts.

Charges for the Use of the Electricity Grid	-28,594	-24,874	15.0	The variation is due to the following reasons: (i) forecast update in the transmission contracts.
Construction Expense	0	0	0.0
Depreciation and Amortization	-127,023	-99,107	28.2

The variation is mainly due to the following reason: (i) increase in the depreciation base as a result of the additional decommissioning liability recognized against property, plant and equipment in the fourth quarter of 2017.

Operating Provisions	1Q18	1Q17	Variation (%)	Analysis
	-7,852	-17,805	-55.9	The variation is mainly due to the following reason: (i) reduction of the actuarial provision related to the performance of the NUCLEOS pension fund.

Financial Income	1Q18	1Q17	Variation (%)	Analysis
Financial Investments Incomes	1,245	954	30.5	The variation was mainly due to: (i) increase in the balance of financial investments in the period
Debt Charges	-15,553	-21,161	-26.5	The variation is mainly due to the following reasons: (i) increase in the balance of financial investments in the period
Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	-368	1,615	122.8	The variation is mainly due to the following reason: (i) increase in the balance of suppliers in foreign currency.
Net Inflation Adjustment	-1,488	1,706	187.2	The variation is mainly due to the following reason: (i) reduction of judicial deposits.
Other Revenue/Financial Expenses	-25,606	-28,804	11.1	The variation is mainly due to the following reason: (i) increase in the decommissioning fund's write-off.

Income Tax and CSLL	1Q18	1Q17	Variation (%)	Analysis
Current IR and CSLL	-42,117	-25,513	-65.1	The variation is mainly due to the following reasons: (i) result for the period.

CGTEE

Result Analysis

The Company had in 1Q18 a result 25.8% higher than the one recorded in the 1Q17, going from a loss of R$ 236 million in 1Q17 to a loss of R$ 175 million in 1Q18, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue had a decrease of 29% in 1Q18, compared to the 1Q17, going from R$ 105 million in 1Q17 to R$ 75 million in 1Q18. The variations of each income account are detailed below:

Gross Revenue	1Q18	1Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	85,416	115,392	-26.0	The variation was mainly due to: (i) decrease of revenue owing to decrease of contract of CCEAR and decrease of PLD in 2018.
Other Incomes	691	482	43	The variation was mainly due to: (i) increase of the sale of ashes in 2018.
Deductions to the Operating Revenue	-11,382	-10,471	9	The variation was mainly due to: (i) RGR month-to-month recording.
ROL	74,725	105,403	-29.1

Operating Costs and Expenses
Operating Expenses and Costs were 18% lower in 1Q18 than in 1Q17, from R $ 193 million to a negative R $ 158 million, with the variations listed below:

PMSO	1Q18	1Q17	Variation (%)	Analysis
Personnel	-18,714	-26,976	-30.6	The variation was mainly due to: (i) decrease by inlfuencia of the PAE/PDVE, it should be pointed out that in Jan/18 it still had a cost with PDVE.
Material	-16,206	-13,054	24.1	The variation was mainly due to: (i) increase of lime consumption in 2018.
Services	-9,075	-17,497	-48.1	The variation was mainly due to: (i) decrease of contracts owing to closing of UPME.
PDC - Consensual Dismissal Plan (Provision)	-8,421	0	100.0	The variation is due to the following reason: (i) complement to the SAP incentive, without the corresponding one in 2018.
Others	-9,827	-3,904	151.7
Other operating expenses	-9,827	-3,904	151.7	The variation was mainly due to: (i) higher expenditure with labor complaints and insurance expenditure.
TOTAL PMSO	-62,243	-61,431	1.3

Operating Costs	1Q18	1Q17	Variation (%)	Analysis
Energy Purchased for Resale	-52,498	-53,020	-1.0	The variation was mainly due to: (i) purchase of energy only from Eletronorte, which did not impact CCEE.
Fuel	-31,572	-32,033	-40.6	The variation was mainly due to: (i) decrease of consumption and increase of the reimbursement of coal.
(-) Recovery of CCC Expenses	25,956	22,572
Charges for the Use of the Electricity Grid	-11,924	-11,931	0	The variation was mainly due to: (i) value remained stable without significant variation.
Depreciation and Amortization	-14,544	-18,654	-22	The variation was mainly due to: (i) decrease by UPME's shutdown.

Operating Provisions	1Q18	1Q17	Variation (%)	Analysis
	-10,856	-38,355	-71.7	The variation was mainly due to: (i) smaller volume of legal disputes with probable classification in 2018.

Financial Income	1Q18	1Q17	Variation (%)	Analysis
Financial Investments Incomes	926	1,978	-53.2	The variation was mainly due to: (i) lower availability of funds in financial investment.
Debt Charges	-82,298	-147,681	-44.3	The variation was mainly due to: (i) smaller value with financial charges owing to the decrease of SELIC rate.
Interest Paid in Arrears	0	0	0.0
Net Exchange Variation	0	23	-100.0	no exchange variation occurred in 2018
Net Inflation Adjustment	0	0	0.0	No monetary variation occurred in 2018
Other Revenue/Financial Expenses	-8,936	170	-5,356.5	The variation was mainly due to: (i) decrease of interest and penalties for loan delays.

AMAZONAS GT

Result Analysis

The Company had in 1Q18 a result 175% higher than the recorded in the 1Q17, going from a loss of R$ 70 million in 1Q17 to a profit of R$ 53 million in 3Q17, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue had an increase of 50% in 1Q18, compared to the 1Q17, going from R$ 71 million in 1Q17 to R$ 107 million in 1Q18. The variations of each income account are detailed below:

Gross Revenue	1Q18	1Q17	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	144,030	110,616	30.2

The variation was mainly due to: (i) over 1Q18, the Company had an increase in the average generation, mainly UTE Aparecida. There was no generation at the Aparecida UTE in 1Q17 due to the cut in the supply of natural gas to this plant.

Short Term Market (CCEE)	1,981	0	100.0

The variation was mainly due to: (i) the increase in the average generation of the Aparecida and Mauá Bloco 3 UTEs and the decrease in the value of the PLD, which reached the floor in the 1Q18, which are factors that contributed to the sale of energy in the Short Term Market. This situation did not occur in the same period in 2017.

Transmission
RAPs LT not renewed	434	0	100.0	The variation was mainly due to: (i) current RAP amount released on the 1Q18. This revenue did not occur until June/17.
Revenue from return of investment in transmission	20,952	0	100.0	The variation was mainly due to: (i) current RAP amount released on the 1Q18. This revenue did not occur until June/17.
Transmission Construction Income	1,276	0	100.0	The variation was mainly due to: (i) current RAP amount released on the 1Q18. This revenue did not occur until June/17.
Deductions to the Operating Revenue	-62,134	-39,430	57.6

The variation was mainly due to: (i) increase resulting from the following factors: a) increase of ICMS, PIS and COFIND as a result of the increase of revenue from CCVE; and
b) increase in PIS and COFINS due to the RAP recording.

ROL	106,539	71,186	49.7

Operating Costs and Expenses
Operating Expenses and Costs in 1Q18 decreased 114% compared to 1Q17, from a negative value of R $ 62 million to a reversal of R $ 9 million, with the variations listed below:

PMSO	1Q18	1Q17	Variation (%)	Analysis
Personnel	-32,676	-30,654	6.6	The variation was mainly due to: (i) increase as a result of the salary adjustment of 4.08%, granted by means of collective bargaining, valid as of May/2017.
Material	-1,221	-3	40,600	The variation was mainly due to: (i) increase resulting of the maintenances of plan, especially UTE Mauá 3
Services	-10,919	-6,642	64.4	The variation was mainly due to: (i) increase as a result of the maintenances of plant, performed according to Contract 053/OC/2015 (Andrade Gutierrez - O&M) of UTE Mauá 3
Others	10,579	2,407	339.5

The variation was mainly due to: (i) increase especially as a result of the item Recovery of Expenses in the Short-Term Market - MCP referring to ANEEL Decree no. 211 dated January 26, 2018 and no. 628 dated March 20, 2018. The respective dispatches relate to the reimbursement to AmGT of the costs with the test operation of the plants generating the thermoelectric plants UTE São José and UTE Flores, as well as reimbursement of costs with the operation of the UTE's Mauá Bloco 3, Iranduba and Flores.

Donations and contributions	0	0	0.0
Other operating expenses	10,579	2,407	339.5
TOTAL PMSO	-34,237	-34,892	-1.9

Operating Costs	1Q18	1Q17	Variation (%)	Analysis
Energy Purchased for Resale	15,837	-3,835	-513.0

The variation was mainly due to: (i) decrease in 2018 occurred due to the increase in the average generation of Aparecida and Mauá Bloco 3 UTEs. Accordingly, there was no need to purchase energy in the Short-Term Market. There was also a reversal of provision for the previous month without the necessary need to establish the provision for the period.

Fuel	-221,205	-893	24,671.0

The variation was mainly due to: (i) net value between the sum of the accounts of Fuels and Rental Companies x Expenses Recovery - ESS, mainly: a) fuel and rental companies - there was an increase in the value in Mar/18, compared to the same period in 2017, as by Mar/17, the contracts with the rental companies had already closed, therefore, there was no billing; and b) Expenses recovery - ESS - there was an increase in value in March/18, compared to the same period in 2017, as from September/17 UTG Mauá 3 started operating generating significant amounts to be reimbursed via ESS.

(-) Recovery of CCC Expenses	273,315	0	100.0
Charges for the Use of the Electricity Grid	-12,281	-6,153	99.6	The variation was mainly due to: (i) value referring to the charge of EUST and EUSD of 1st 1Q18. In the same period of 2017 there was no record of these values.
Construction Expense	-1,276	0	-100.0	The variation was mainly due to: (i) current RAP amount released on the 1Q18. This revenue did not occur until June/17.
Depreciation and Amortization	-11,277	-15,673	-28.0

The variation was mainly due to: (i) decrease occurred due to the reversal of the depreciation of the transmission assets, as of June/17, the period in which the Company began to record RAP, and therefore, the transmission assets started to comprise the account of Financial Assets.

Operating Provisions	1Q18	1Q17	Variation (%)	Analysis
	16	-669	-102.4

The variation was mainly due to the following reason: (i) decrease occurred due to the fact that in March/18, there was a reversal of provisions for labor contingencies, since some lawsuits were dropped due to the final compliance with the judgment and the closure of the court records.

Financial Income	1Q18	1Q17	Variation (%)	Analysis
Financial Investments Incomes	4	183	-97.8	The variation was mainly due to: (i) over 1Q17, the values of financial investments were higher, and, therefore, the revenue either.
Debt Charges	-56,438	-74,814	-24.6	The variation was mainly due to: (i) decrease was due to the fact that, from 1Q/17 to 1Q/18, there were amortization of debt charges that were in arrears.
Net Inflation Adjustment	-8,295	-4,192	-97.9

The variation was mainly due to: (i) increase in 1Q18 due to the hydrological risk update registry; and (ii) increase in 1Q/18 occurred due to the reversal of inflation adjustment of judicial deposits.

Other Revenue/Financial Expenses	773	-628	223.1

The variation was mainly due to: (i) increase in 1Q18 referring to disallowances performed with respect to payment of installments of rental companies. Such fact did not happen in the same period of 2017, given that the rental companies were not operating + The decrease was due to the launch of inflation adjustment on IRPJ, CSLL, PIS and COFINS amounts of 2015 and 2016 in March/2017. In 2018 the update has been performed on a regular basis.

Income Tax and CSLL	1Q18	1Q17	Variation (%)	Analysis
Current IR and CSLL	-15,269	0	-100.0	The variation was mainly due to: (i) IR and CSLL on the profit ascertained in 1Q18 by the Company.
Deferred IR and CSLL	16,447	0	100.0	The variation was mainly due to: (i) amortization of 3/12 of the year of 2018, resulting from IR and CSLL levied on RAP retroactively to 2017.

ELETROPAR

Result Analysis

The Company had in 1Q18 a result 289% lower than the one recorded in 1Q17, going from a loss of R$ 2.4 million in 1Q17 to a profit of R$ 4.6 million in 1Q18, mainly due to the reasons described below.

Operating Costs and Expenses
Expenses and operating costs increased 582% in 1Q18 compared to 1Q17, from R $ 1.3 million to R $ 8.9 million, with the variations listed below:

Gross Revenue	1Q18	1Q17	Variation (%)	Analysis
Other Incomes	10	0	100.0	The variation was mainly due to: (i) Federal Revenue refund.
ROL	10	0	100.0

Personnel, Material, Services and Others (PMSO) - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Personnel	-749	-811	-7.6	The variation was mainly due to: (i) decrease due to the exit of one of the directors that was employed.
Material	0	-3	-100.0	The variation was mainly due to: (i) purchase in keeping with the demand.
Services	-215	-207	3.9	The variation was mainly due to: (i) increase as a result of contract adjustment.
Others	-462	-295	56.6	The variation was mainly due to: (i) decrease of assets.
Depreciation and Amortization	-6	-7	-14.3
Other operating expenses	-456	-288	58.3
TOTAL PMSO	-1,426	-1,316	8.4

Operating Provisions - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
	(7,545)	-	100.0

The variation is mainly due to the following reason: (i) the constitution of PCLD on Eletronet credits. With the entry on 01/01/18 of IFRS9, the basis for constitution of allowance for doubtful accounts changed. The past is no longer seen, and the future is analyzed. There was a need to set up a PCLD on the balance of receivables.

Financial Result - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Financial Investments Incomes	1,793	1,904	-5.8	The variation was mainly due to: (i) decrease of rates that make the fund profitable.
Other Revenue/Financial Expenses	-16	155	-110.3	The variation was mainly due to: (i) decrease of the amount to be adjusted on Eletronet's debt, since the company has been making monthly payments.

Equity Interests (Equity) - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
	2,705	1,844	46.7	The variation was mainly due to: Equity of CTEEP and EMAE higher than in the previous period and invested EDP declared dividends in the amount of R$ 919 thousand.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Current IR and CSLL	-83	-171	-51.5	Decrease of Net Earnings

Eletroacre

Result Analysis

The Company had in 1Q18 a result 20.9% higher than the one recorded in the 1Q17, going from a loss of R$ 56.7 million in 1Q17 to a loss of R$ 44.8 million in 1Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 19% in 1Q18, compared to the 1Q17, going from R$ 96.4 million in 1Q17 to R$ 115 million in 1Q18. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Distribution
Supply	148,426	140,280	5.81	The variation was mainly due to: (i) work to combat energy losses; and ii) Tariff adjustment of 1.5% as from December 2017.
Short-Term Electricity	4,050	20,751	-80.5	The variation was mainly due to: (i) the company from July 2017 has relaxed in the MCSD surplus energy reducing the volume of energy sold in the MCP.
Construction Revenue	3,457	-2,094	-265.1	No effect on the result due to equal value in the construction expenditure, however, the variation was due to the investments made in power plants whose concessions were renewed.
CVA Revenue	22,503	-8,618	-361.1	The variation was mainly due to: (i) in January 2018 the company constituted 23 million regulatory assets related to MCSE energy.
Other Operating Revenues	5,148	5,222	-1.4
Deductions to the Operating Revenue	-68,604	-59,186	15.9	The variation was mainly due to: (i) charge of the tariff flag that in the first quarter of 2018 was higher than the one of 2017 in 5.2 million;
ROL	114,980	96,355	19.3	The variation was due to the reasons explained above.

Operating Costs and Expenses
Expenses and operating costs increased by 12.3% in 1Q18 in relation to 1Q17, from R$ 122.1 million to R$ 137.1 million, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Personnel	-13,930	-10,858	28.3	The variation was mainly due to: (i) hiring of 57 new employees upon judicial decision.
Material	-416	-322	29.2
Services	-16,132	-12,241	31.8	The variation was mainly due to: (i) contracting of the vegetable pruning service that started from April 2017.
Others	-15,738	-15,181	3.7
Donations and contributions	0	0	0
Other operating expenses	-15,738	-15,181	4
TOTAL PMSO	-46,216	-38,602	19.7	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Energy Purchased for Resale	-143,995	-118,987	21.0

 The variation was mainly due to: (i) the return of energy sold in the MCP because the company sold energy without CCEE authorization. However, these amounts were recognized as regulatory assets that will be recognized in the next adjustment.

Fuel	0	0	0.0	The variation was mainly due to: (i) new modality of agreement with the PIEs with ANEEL's consent, all the generating equipment of power were changed making the generation more efficient.
(-) Recovery of CCC Expenses	53,656	46,415	15.6
Charges for the Use of the Electricity Grid	-1,972	-2,221	-11.2	The variation was mainly due to: (i) charges levied by CCEE.
Construction Expense	-3,457	2,094	-265.1

The variation was mainly due to: (i) In the first quarter of 2017 the company received government funding from the light program for all that are classified as special obligations, which reduces the company's compensation base, consequently, the construction revenue.

Depreciation and Amortization	-6,466	-6,872	-5.9
Operating Provisions - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
	11,315	-3,956	-386.0	The variation is mainly due to the following reason: (i) reduction due to the reversal of the impairment and the onerous contract;

Financial Result - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Financial Investments Incomes	85	192	-55.7	The variation was mainly due to: (i) the cut in the RGR the company faces difficulty of cash consequently reduced the volume of applications.
Debt Charges	-7,473	-13,365	-44.1
Interest paid in arrears for energy sold	2,747	2,588	6.1	The variation was mainly due to: (i) interest and fines charged to consumers.
Net Monetary Correction	-17,219	-15,688	9.8

The variation was mainly due to: (i) decrease of the IPCA, which is the index that updates the receivables, as well as the receipt of these resources, reducing the amount of rights; and (ii) monetary updating of the AFACs.

Asset Update/CVA Regulatory Liability	0	0	0.0	The variation was mainly due to: (i) In January 2018 the company constituted 23 million regulatory assets related to MCSE energy.
Other Revenue/Financial Expenses	-811	-4,649	-82.6	The variation was mainly due to: (i) decrease in ICMS installment rebates; and (ii) decrease of debt charges with electricity suppliers.

AMAZONAS D

Result Analysis

In 1Q18, the Company posted 89.3% lower results than in 1Q17, from a loss of R $ 707.7 million in 1Q17 to a loss of R $ 1,340 million in 1Q18, mainly due to the factors described below.

Operating Revenue

Net Operating Revenue in 1Q18 increased by 19.6% in relation to 1Q17, from a negative value of R $ 539 million in 1Q17 to R $ 644 million in 1Q18. The variations of each revenue account are detailed below:

Gross Revenue - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Distribution
Supply	778,646	682,224	14.1

The variation was mainly due to: a reflection of the tariff adjustment that repositioned tariffs by 17.13% (2017/2018 cycle) and the stabilization of the migration of free consumers to the ACL. The increase in revenue did not follow the same trend of tariff repositioning due to losses (42.9% in 2018) 2.1 pp higher than in 2017, affecting the consumption billed and consequently revenue.

Short Term Market (CCEE)	12,078	69,054	-82.5

The variation was mainly due to: (i) the effects of the operation in the Short-Term Market referring to the transfer of the charges of the plants committed to contracts for availability. (R $ 28 million in 2018 x 0.3 million in 2017).

Construction Revenue	59,713	28,454	109.9	No effect on the result due to equal value in the construction expenditure, however, the variation was due to the investments made in power plants whose concessions were renewed.
CVA Revenue	-37,312	-68,228	-45.3	This revenue is fully offset by the Construction Costs, in the same amount, and corresponds to the Company's investment in the period in concession assets.
Other Operating Revenues	32,883	20,538	60.1

The variation was mainly due to: (i) In 2018, expenses were incurred R $ -8.7 million and amortization of R $ -28 million. In 2017, expense was constituted R $ -57.6 million and amortization of R $ -10.6 million. The reduction is mainly due to the difference in the average price of energy purchase contracts (2018 R $ 196.40 and R $ 195.17 / MWh in 2017) and the average RCA transfer price (in 2018 R $ 213.00 / MWh and R $ 295.10 / MWh in 2017).

Deductions to the Operating Revenue	-201,917	-193,406	4.4

The variation was mainly due to: (i) The incentive source charge subsidy recognized by ANEEL in IRT 2017/2018. This subsidy is funded by CDE funds and is intended to compensate the company for the loss of revenue resulting from the concession of tariff discounts to generators and consumers of incentivized sources.

ROL	644,091	538,636	19.6

Operating Costs and Expenses
Expenses and operating costs increased by 115% in 4Q17, compared to 1Q17, from a negative amount of R $ 683 million to R $ 1,467 million, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	1Q18	1Q17	Variation (%)
Personnel	-94,436	-88,124	7.2	The variation is mainly due to the following reason: (i) application of the adjustment of ACT 2017/2018 of 4.08% in May / 17.
Material	-6,880	-7,676	-10.4

The variation was mainly due to: (i) convergence to the limits defined in the Temporary Installment Plan (PPTSD) with application of materials focused on projects and actions strictly necessary for the maintenance and safety of the electric system in order to provide the service with the minimum available.

Services	-52,201	-59,407	-12.1

The variation was mainly due to: (i) convergence to the limits defined in the Temporary Installment Plan (PPTSD) with the use of services focused on projects and actions strictly necessary for the maintenance and safety of the electric system aiming at the provision of service with the minimum available by evaluating new hires and optimizing existing contracts.

Others	-115,880	-451	25,594.0
Donations and contributions	0	0	0.0

The variation was mainly due to: (i) The variation was mainly due to the cut-off factor of regulatory losses. The reduction index applied to the CCC / CDE reimbursement up to March / 2017 was 2.3%, representing an expense of R $ 24 million, in 2018 the applied rate was 8.4% with an expense of R $ 98 million, increase of approximately 304%.

Other operating expenses	-115,880	-451	-25,594.0
TOTAL PMSO	-269,397	-155,658	73

Operating Costs - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Energy Purchased for Resale	-496,712	-527,409	-5.8
Fuel	-989,639	-904,535	9.4

The variation was mainly due to: (i) Being presented net of the portion subsidized by the CCC / CDE, with negative impact on the operational cost justified by restrictive issues related to the glosses practiced by the CCCE under ANEEL's guidance regarding reimbursement of the total cost of generation (CTG), these glosses are related to contracted gas volume, transportation tariff practiced in the gas contract, power and energy availability and liquid fuel. The value for the period was R $ 395 million.

(-) Recovery of CCC Expenses	652,384	972,554	-32.9
Charges for the Use of the Electricity Grid	-62,473	0	#DIV/0!	The variation was mainly due to: (i) increase is mainly due to the increase related to the EUST of Amazonas Generation and Transmission.
Construction Expense	-59,713	-28,454	109.9	This expense is fully offset by the Construction Revenue, in the same amount, and corresponds to the Company's investment in the period in concession assets.
Depreciation and Amortization	-49,268	-40,569	21.4

The variation is mainly due to the following reason: (i) increase in Amortization of Intangible Concession on unitized assets in the amount of R $ 30,629 referring to the first quarter / 18, considering the reduction of the concession term.

Operating Provisions - R$ thousand	1Q18	1Q17	Variation (%)	Analysis
	-192,457	867	-22,298.0

The variation was mainly due to: (i) reclassification of risk, in the amount of R $ 47 million referring to the possessory action of expropriation; (ii) increase in the PCLD by R $ 90 million in 2018, consumer delinquency was higher than in 2017. The increase in delinquency was mainly due to: i) unfavorable economic situation and ii) a tariff adjustment granted in 2017 which repositioned tariffs by 17%. The largest developments in delinquency were in the Residential, Commercial and Public Power classes (R $ 20 million), in addition to the consolidation of the impact of the initial adoption of IFRS 9. In 2017, there was a reversal in the amount of R $ 113 million referring to: ) onerous contracts: as a result of the reestablishment of gas to Aparecida TPP, in the amount of R $ 54 million and (ii) reversal of provision for tax credits, in the amount of R $ 59 million.

Financial Result - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Financial Investments Incomes	540	1,287	-58.0

The variation was due to the Company applying part of its financial resources in order to obtain a minimum income until the settlement of debts. The reduction is mainly due to: (i) the CCEE glosses applied to CCC repayments; (ii) the reduction of the RGR loan; and (iii) delays in CCEE onlending due to insufficient resources.

Leasing Charges	-78,173	-80,899	-3.37

The variation was due to: The Company invests part of its financial resources in order to obtain a minimum income until the settlement of debts. The reduction is mainly due to: (i) the CCEE glosses applied to CCC repayments; (ii) the reduction of the RGR loan; and (iii) delays in CCEE onlending due to insufficient resources.

Debt Charges - Financing	-69,763	-84,392	-17.3	The variation was mainly due to: (i) Explanation of the SELIC variation, which led to a reduction in the compensation charges on borrowings.
Debt Charges - Suppliers	-351,268	-492,090	-28.62

The variation was mainly due to: (i) Explanation of the SELIC variation, which led to a reduction in the remuneration charges levied on the contracts of confession of debts (CCD) entered into with the Petrobras System.

Interest paid in arrears for energy sold	20,614	13,757	49.8	The variation is mainly due to the following reason: (i) increase in Accounts receivable due to the increased moratorium on billed energy.
Net Exchange Variations	1,101	950	15.89
Net Monetary Correction	463	128,863	-99.6

This change was mainly due to: (i) After the issuance of ANEEL Order no. 2,504 / 2017, there was an immediate suspension of the disbursements related to the CCD (direct reimbursement), which impacted on the non-recognition of revenue in 2018 , referring to the updating of renegotiated loans (R $ 128 million in 2017).

Asset Update/CVA Regulatory Liability	-4,825	-9,230	-47.7	The variation is mainly due to the following reason: (i) impacts of the tariff adjustment on the financial components recognized in the 2017 process.
Other Financial Expenses/Revenues	-35,156	-41,404	-15.1	The variation is mainly due to the following reason: (i) Monetary variation Selic classified in 2017 in Monetary Variation.

CEAL

Result Analysis

In 1Q18, the Company posted a result 23.5% higher than in 1Q17, from a loss of R $ 69.1 million in 1Q17 to a loss of R $ 52.4 million in 1Q18 due mainly to the factors described below .

Operating Revenue

Net Operating Revenue in 1Q18 increased 36.6% in relation to 1Q17, from R $ 328.2 million in 1Q17 to R $ 448.3 million in 1Q18. The variations of each revenue account are detailed below:

Gross Revenue - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Distribution
Supply	550,198	425,152	29.4	The variation was mainly due to: (i) a tariff readjustment in 2017 of 21.60%; (ii) reduction of losses from 27% to 22%; and (iii) increase of consumer units and the re-registration of public lighting.
Short-Term Electricity	0	0	0.0
Construction Revenue	17,311	19,999	-13.4

No effect on the result, due to an equivalent amount in construction expenses, but mainly due to: (i) Increase in special obligations due to CDE (Light for All Program), which reduces the assets under construction ( acquisition of materials and services)

CVA Revenue	56,384	31,271	80.3	The variation was mainly due to: (i) lower acquisition for investment.
Other Operating Revenues	34,764	25,756	35.0	The variation was mainly due to: (i) increase in subsidy revenue; (ii) discount on the acquisition of credit for the settlement of part of the SEFAZ installment.
Deductions to the Operating Revenue	-210,333	-173,936	20.9	The variation was mainly due to: (i) increase in revenues and (ii) exclusion of non-technical losses of energy credits in the calculation of PIS / COFINS that occurred as of April 2017.
ROL	448,324	328,242	36.6	The variation was due to the reasons explained above.

Operating Costs and Expenses
Operating Expenses and costs increased by 27.3% in relation to 1Q17 in 4Q17, from a negative R $ 350.2 million to R $ 445.7 million, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	1Q18	1Q17	Variation (%)
Personnel	-42,326	-38,304	10.5

The variation was mainly due to: (i) salary readjustment of 4.08% as of May 2017; (ii) Health Plan readjustment of 15.9% and increase of employees admitted; (iii) Admission of employees to comply with the TAC to substitute outsourced employees for their own.

Material	-536	-711	-24.6	The variation was mainly due to: (i) lower acquisition of material for substation maintenance when compared to 2017.
Services	-21,339	-26,542	-19.6

The variation was mainly due to: (i) Some suppliers invoiced for services rendered in March only in April (ii) and 2017 was impacted by the regularization of expenses incurred previously accounted for as an investment.

Others	-4,412	-7,948	-44.5
Donations and contributions	-72	-23	213.0	The variation was mainly due to: (i) Payment to conduct a Customer Satisfaction survey in January 2017.
Other operating expenses	-4,340	-7,925	-45.2	The variation was mainly due to: (i) registration in 2017 of ANEEL's tax assessment notice related to sector default in the amount of R $ 4.7 million.
TOTAL PMSO	-68,613	-73,505	-6.7	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Energy Purchased for Resale	-237,051	-207,311	14.3	The variation was mainly due to: (i) effects of the hydrological risks of the physical guarantee quotas and (ii) the renegotiation of the hydroelectric plants.
Fuel	0	0
(-) Recovery of CCC Expenses	0	0
Charges for the Use of the Electricity Grid	-39,015	-14,121	176.3	The variation was mainly due to: (i) Adjustment of the TUSD tariff by 169%.
Construction Expense	-17,311	-19,999	-13.4	No effect on income, due to an equivalent amount in construction revenue, but the variation was mainly due to: (i) lower procurement for investment.
Depreciation and Amortization	-11,682	-10,871	7.5	The variation was mainly due to: (i) Impact of PIS / COFINS taxation.
Operating Provisions - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
	-72,035	-24,396	195.3

The variation was mainly due to: (i) Increase in the indimplência of the public lighting class due to new recadastramentos; (ii) delinquency of the public service class (iii) With the regularization of clandestine workers, there was an increase in the income of the residential class and delinquency of the class.

Financial Result - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Financial Investments Incomes	527	1,291	-59.2

The variation was mainly due to: (i) In 2017, CDE subsidies from previous periods retained due to the Company's sector default. The amounts are applied until the expiration date of the invoices of the suppliers of the generators and transmitters. Contributions from this exercise were from CCEE.

Debt Charges	-44,307	-49,119	-9.8	The variation was mainly due to: (i) Reduction of SELIC, which is the rate of debt restatement (March 2017, accumulated 12.15% and March 2018, 6.40%).
Interest paid in arrears for energy sold	14,758	14,411	2.4	The variation was mainly due to: (i) interest on the receipt of customer default.
Net Exchange Variations	-8	38	-121.1	The variation was mainly due to: (i) default with suppliers, while in 2016 there was an update of the debt with suppliers.
Net Monetary Correction	-1,395	-6,521	-78.6	The variation was mainly due to: (i) In 2017, there was an update of the debt with suppliers, generators and transmitters to settle the delinquency.
Asset Update/CVA Regulatory Liability	13,519	-1,096	-1333.5	The variation was mainly due to: (i) Amortization of the 2016/2017 cycle approved in September 2017 and constitution of the 2017/2018 cycle.
Other Revenue/Financial Expenses	-6,973	-6,166	13.1	The variation was mainly due to: (i) Increase in IOF costs due to contributions and releases Eletrobras (Energia +) and CCEE.

BOA VISTA ENERGIA

Result Analysis

In 1Q18, the Company posted a 9% lower result than in 1Q17, from a loss of R $ 50 million in 1Q17 to a loss of R $ 54 million in 1Q18 due mainly to the factors described below.

Operating Revenue

Net Operating Revenue in 1Q18 increased 13.9% in relation to 1Q17, from R $ 86 million in 1Q17 to R $ 95 million in 1Q18. The variations of each revenue account are detailed below:

Gross Revenue - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Distribution
Supply	127,418	108,073	17.9

The variation was mainly due to: (i) a positive readjustment of the Tariff Adjustment Index occurred for the period November / 2017 - October / 2018 at 35.26%. The variation did not correspond to the readjustment because in 1Q17 there were collection of installments of the IRT 2015/2016 that, at the time, were suspended under judicial measure.

Short-Term Electricity	0	0	0.0
Construction Revenue	4,341	1,506	188.2	No effect on the result, due to an equivalent amount in construction expenses, but the variation was mainly due to: (i) increase in construction work in the first quarter.
CVA Revenue	-1,210	11,819	-110.2

The variation was mainly due to: (i) there was no difference in the cost of energy that was estimated from 1Q17/18 with the cost effectively occurred, and p negative value presented in 2018 is due to the amortization of the recorded CVA in 2017.

Other Operating Revenues	4,742	2,817	68.3	The variation was mainly due to: (i) increase in the rural CDE subsidy and public services in the amount of R$ 2.8 million.
Deductions to the Operating Revenue	-40,083	-40,649	-1.4	No relevant variation in the period.
ROL	95,208	83,566	13.9	The variation was due to the reasons explained above.

Operating Costs and Expenses
In 4Q17, Operating Expenses and costs decreased by 9.55% in relation to 1Q17, from a negative amount of R $ 116.9 million to R $ 105.7 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Personnel	-24,966	-26,401	-5.4	The variation was mainly due to: (i) salary readjustment of around 9%, which occurred in May / 2017, which was partially offset by employees' discontinuation in the fourth quarter of 2017.
Material	-697	-601	16.0	The variation was mainly due to: (i) higher movement of office supplies from the warehouse in 2018.
Services	-8,078	-6,328	27.7

The variation was mainly due to: (i) contractual adjustment of some services and (ii) increase of services for maintenance of Transmission Lines installations, roadways and substation to service the interior.

Others	-1,796	-643	179.3	The variation was mainly due to: (i) increase in bank collection rates with the extension of the provision of services to the interior.
Donations and contributions	0	0	0.0
Other operating expenses	-1,796	-643	179.3	The variation was mainly due to: (i) increase in bank collection rates with the extension of the provision of services to the interior.
TOTAL PMSO	-35,537	-33,973	4.6	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Energy Purchased for Resale	-54,142	-56,982	-5.0

The variation was mainly due to: (i) In 2017 the amount of CCC Recovery accumulated until March that was R$ 61,401 thousand, it was all launched as a Reducer of the Fuel Account for Electric Energy Production. That is, the portion (of that amount) that should have been recorded as Reducing in the Energy Purchased for Resale account was not prorated and therefore the amount presented in the item Energy Purchased for Resale in 2017 is by the gross amount, so to speak. the recovery of CCC). That is why there was almost no change in the Purchased Energy account since we ended up doing an analysis between 2017 with a gross value of 2018 with a value deducted from CCC.

In 2018 the amount of CCC Recovery accumulated until March that was R$ 66,634 thousand, was normally prorated, being R$ 46,113 as a Reducer of the account Electric Energy Purchased for Resale and R$ 20,521 as a decrease for Fuel for Electric Energy Production. And in 2018 the cost of the Generators' Lease was also recorded as Cost of Electricity Purchased for Resale, and this value in Mar / 17 was being recorded in the Fuel for Electric Energy Production account.

Fuel	-42,151	-70,295	-4004%	The variation occurred as explained above.
(-) Recovery of CCC Expenses	20,521	61,401
Charges for the Use of the Electricity Grid	0	0	0.0
Construction Expense	-4,341	-1,506	188.2	No effect on income, due to an equivalent amount in construction revenue, but mainly due to: (i) the increase in construction work in the first quarter.
Depreciation and Amortization	-2,427	-2,547	-4.7	No relevant variation in the period.

Operating Provisions - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
	12,349	-12,984	195.1	The variation was mainly due to: (i) reversal of the recognized Impairment installments of 2017 in the amount of R$ 19 million
Financial Result - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Financial Investments Incomes	51	403	-87.3	The variation was mainly due to: (i) lower availability of resources in account, for application.
Debt Charges	-7,219	-524	1277.7	The variation was mainly due to: (i) the inflow of new loans and financing from RGR from May 2017 to CCEE, averaging R$ 11 million per month.
Interest paid in arrears for energy	-14,678	-18,480	-20.6

The variation was mainly due to: (i) current payments of energy purchased for resale from Eletronorte in 2017 were current, and consequently the inflation adjustments on the debt not yet paid decreased.

Net Monetary Correction	-23,223	-3,388	585.4

The variation was mainly due to: (i) in 2017 the consumers were charged with the readjustment of the IRT 2015/2016, which at the time was not applied by judicial measure. Since the collection was made with inflation adjustment of the amounts due at the time. The accounts that make up the balances of last year were rectified showing such variation.

Asset Update/CVA Regulatory Liability	1,229	-46	-2771.7	The variation was mainly due to: (i) increase in CVA in processing in 2017 and (ii) correction of SELIC rate on CVA.
Other Revenue/Financial Expenses	105	5,587	-98.1	The variation was mainly due to: (i) rectification of accounts as of 3Q17

CERON

Result Analysis

The Company had in 1Q18 a result 99.2% lower than the recorded in the 1Q17, going from a loss of R$ 110.5 million in 1Q17 to a loss of R$ 220.3 million in 1Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 22.4% in 1Q18, compared to the 1Q17, going from R$ 283 million in 1Q17 to R$ 346 million in 1Q18. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Distribution
Supply	413,101	356,565	15.9

The variation was mainly due to the following reason: (i) variation presented in the Supply Revenue occurred due to the Tariff Adjustment occurred in November 2017, whose average percentage of updating was 8.27% (eight point twenty-seven), growth in the market billed by 4.9% between the periods compared.

Short-Term Electricity	52,184	19,110	173.1

The variation is mainly due to the following reason: (i) variation presented in the short-term stock market refers to the calculation of the short-term market for the settlement of surplus energy, the settlement of which is done by CCEE. The average PLD in 2017 for the three months compared was R $ 155.37 and in 2018 the average value is R $ 195.20 per MWh.

Construction Revenue	21,251	32,149	-33.9	The variation is mainly due to the following reason: (i) reduction of new works in progress.
CVA Revenue	-4,246	1,979	-314.6	The variation is mainly due to the following reason: (i) amortization of the positive value recognized in the RTE 2017/2018.
Other Operating Revenues	38,537	20,586	87.2

The variation is mainly due to the following reason: (i) RTE 2017/2017 readjustment in the recognition of the Onlend for Tariff Compensation and the recognition of the VNR that was reclassified because the launches were launched as other operating revenues. the reclassification occurred in June 2017.

Deductions to the Operating Revenue	-174,594	-147,581	18.3

The variation is mainly due to the following reasons: (i) increase in tariffs, reduction of PIS / PASEP and COFINS credits by commercial losses, and increase in the CDEenergia quota brought by the RTE Resolution.

ROL	346,233	282,808	22.4	The variation was mainly due to the facts explained above.

Operating Costs and Expenses
Expenses and operating costs presented an increase of 45% in 4Q17 compared to 1Q17, from R$ 330 million to R$ 478.4 million, with the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Personnel	-126,705	-31,796	298.5

The variation is mainly due to the following reason: (i) salary readjustment of the ACT in May 2017 by 4.08%, the admission of 63 employees by the end of 2017 and 2018 in compliance with a judicial order and the provision of the pension contribution of the past service in the amount of R $ 90,010 thousand.

Material	-1,199	-1,450	-17.3
Services	-34,937	-32,660	7.0	The variation is mainly due to the following reason: (i) Reading, cutting and collection services aiming at maintaining consumer compliance.
Others	-11,012	-28,330	-61.1
Donations and contributions	-134	-89	50.6	The variation is mainly due to the following reason: (i) intangible value.
Other operating expenses	-10,878	-28,241	-61.5

The variation is mainly due to the following reason: (i) reclassification to provisions for legal indemnity expenses and losses with customer credits that were for operating provisions as a result of guidance from ANEEL, since these were previously subject to provisions .

TOTAL PMSO	-173,853	-94,236	84.5	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Energy Purchased for Resale	-285,445	-347,807	-17.9

The variation is mainly due to the following reason: (i) in 2017 there were credits with fuels registered in another cost rubric, in 2018, the contracting model of the PIEs brought the CCC's credits to the contracted power cost , causing the variation.

Fuel	0	0	-100.0

The variation is mainly due to the following reason: (i) The reimbursement in 2018 is recorded in another rubrida of the cost to the contracting model of the PIEs brought the credits of the CCC to the cost with the power contracted, causing the variation.

(-) Recovery of CCC Expenses	0	129,982
Charges for the Use of the Electricity Grid	-10,322	-4,413	133.9	The variation is mainly due to the following reason: (i) the costs with the Network is not regustable.
Construction Expense	-21,251	-32,149	-33.9	The variation is mainly due to the following reason: (i) reduction of new work in progress.
Depreciation and Amortization	-11,018	-9,971	10.5	The variation is mainly due to the following reason: (i) unitization of new works in 2017 and 2018.

Operating Provisions - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
	23,498	28,897	-18.7

The variation is mainly due to the following reason: (i) increase in provisions with Customers as a result of the change in CPC 47, whose total impact, together with the provision already made, was normally R $ 12,660.

Financial Result - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Financial Investments Incomes	1,158	136	751.5	The variation is mainly due to the following reason: (i) resources applied for settlement of bonds with CCEE and PLPT values that in 2017 did not exist.
Debt Charges	-28,045	-33,772	-17.0	The variation is mainly due to the following reason: (i) reduction of the indices applied on the contracts, mainly SELIC and IPCA.
Interest paid in arrears for energy sold/purchased	10,522	8,845	19.0	The variation is mainly due to the following reason: (i) amounts charged to customers for delay, which also suffers from the increase in the application base due to the tariff.
Net Monetary Correction	-53,338	-28,454	87.5

The variation is mainly due to the following reason: (i) SELIC effect that in March 2017 was 12.15% pa while in March 2018 it was 6.40% a.a. on the CCD's. Applied on the agreed debt of Petrobras and reduction of the other indices applied to the other debts.

Asset Update/CVA Regulatory Liability	1,734	-498	-448.2	The variation is mainly due to the following reason: (i) updating the registered CVA Asset higher than in 2017 in the same period;
Other Revenue/Financial Expenses	-20,129	-9,914	103.0

The variation is mainly due to the following reason: (i) decrease of PIS PASE and COFINS due to the decrease of the updates on the CCD's; and ii) interest with CCEE due to non-compliance in the Short-Term Market.

CEPISA

Result Analysis

The Company had in 1Q18 a result 158% lower than the one recorded in the 1Q17, going from a loss of R$ 92 million in 1Q17 to a profit of R$ 237 million in 1Q18, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 36.6% in 1Q18, compared to the 1Q17, going from R$ 297 million in 1Q17 to R$ 405 million in 1Q18. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Distribution
Supply	394,836	231,267	70.7	The variation was mainly due to: (i) 27.63% increase in energy tariffs.
Short-Term Electricity	9,559	0	100.0	The variation was mainly due to: (i) overcontracting recorded in 2018.
Construction Revenue	29,230	22,698	28.8	The variation was mainly due to: (i) increase in net additions in the period.
CVA Revenue	8,255	11,632	-29.0

 The variation was mainly due to: (i) amortization and recognition of the CVA and financial components approved by Resolution No. 2,305 - ANELL, of 09/26/2017, as well as the constitution of CVA for the next tariff schedule.

Other Operating Revenues	176,506	197,326	-10.6	The variation was mainly due to: (i) revenues transferred referring to the use of the transmission system.
Deductions to the Operating Revenue	-213,182	-166,234	28.2	The variation was mainly due to: (i) tariff adjustment, as well as a reflection of the increase in the ICMS rate of 2%.
ROL	405,204	296,689	36.6	The variation was due to the reasons explained above.

Operating Costs and Expenses
Operating expenses and expenses increased 87.7% in relation to 1Q17 in 4Q17, from R $ 324.3 million in 1Q17 to R $ 609 million in 1Q18. The variations of each revenue account are detailed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Personnel	-61,812	-62,509	-1.1	The variation was mainly due to: (i) salary readjustment of around 9%, which occurred in May / 2017, which was partially offset by amounts transferred from investment expenses in 2018.
Material	-1,890	-1,019	85.5	The variation was mainly due to: (i) increase of fuels and lubricants.
Services	-20,427	-18,490	10.5	The variation was mainly due to: (i) increase in services to fight against fraud and opening and preserving the range.
Others	-34,421	-17,894	92.4	The variation was mainly due to: (i) increase of commercial losses.
Donations and contributions	0	0	0.0
Other operating expenses	-34,421	-17,894	92
TOTAL PMSO	-118,550	-99,912	18.7	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Energy Purchased for Resale	-215,551	-192,996	11.7	The variation was mainly due to: (i) increase in the MCSD Energia Nova modality and Physical Guarantee Quotas.
Fuel	0	0
(-) Recovery of CCC Expenses	0	0
Charges for the Use of the Electricity Grid	-51,348	-14,652	250.5

 The variation was mainly due to: (i) increase in the cost of transmission due to the beginning of the payment of the indemnities passed on to the transmitters that adhered to the early renewal of the contracts through MP 579/2012.

Construction Expense	-29,230	-22,698	28.8	The variation was mainly due to: (i) increase in net additions in the period.
Depreciation and Amortization	-12,119	-10,898	11.2	The variation was mainly due to: (i) increase of the unitizations.

Operating Provisions - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
	-182,174	16,779	-1,185.7

 The variation was mainly due to: (i) increase in the allowance for doubtful accounts as a result of the implementation of IFRS 9, as well as increase in contingencies, mainly tax (Teresina Municipality) and civil (SPIC).

Financial Result - R$ Thousand	1Q18	1Q17	Variation (%)	Analysis
Financial Investments Incomes	17	0	100.0	The variation was mainly due to: (i) increase of temporary application of available resources in the period.
Debt Charges	-36,422	-63,969	-43.1	The variation was mainly due to: (i) decrease of loan charges with Eletrobras due to higher volume of interest incorporation resulting from renegotiations in 2017.
Interest paid in arrears for energy sold	22,933	25,924	-11.5	The variation was mainly due to: (i) decrease in the update of overdue loans with consumers (interest and penalties).
Net Exchange Variations	0	0	0.0
Net Monetary Correction	-15,525	-17,428	-10.9	The variation was mainly due to: (i) increase of inflation adjustments of credits with consumers.
Asset Update/CVA Regulatory Liability	3,915	1,237	216.5	The variation was mainly due to: (i) updating on CVA values with effects resulting from constitution and amortization arising from Hom. Res. 2305/2017 by ANEEL.
Other Revenue/Financial Expenses	-8,032	-9,854	-18.5	The variation was mainly due to: (i) decrease of financial discounts; and (ii) decrease of interest and penalties for late payment of suppliers.

I. Market Data of Eletrobras Companies

I.1 Installed Capacity – MW
Company	Integral Responsability (a)	Integral Responsability under terms of 13,182/15 Law (b)	Integral Responsability under O&M Regime (c)	SPE (d)	SPE under O&M Regime (e)	Physical Aggregation 2018	Total (a+b+c+d+e)
Eletrobras Holding (1)	0	0	0	1,275	0	92	1,275
Eletronorte	9,285	0	78	1,145	0	122	10,508
Chesf	878	1,050	8,399	1,951	0	120	12,278
Furnas	2,129	2,082	4,617	2,766	403	116	11,997
Eletronuclear	1,990	0	0	0	0	0	1,990
Eletrosul	476	0	0	1,220	0	0	1,696
CGTEE	350	0	0	0	0	(63)	350
Itaipu Binacional	7,000	0	0	0	0	0	7,000
Amazonas G&T	970	0	0	0	0	(50)	970
Distribution Companies	406	0	0	0	0	0	406
Total	23,485	3,132	13,094	8,356	403	336	48,470
(1) The Artilleros Wind farm was not considered, because it is an enterprise located abroad.

I.2 Transmission Lines - Km
Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	Physical Aggregation 2018	Total (a+b+c)
Eletronorte	1,735	9,783	2,584	-	14,102
Chesf	1,620	18,912	1,653	-	22,185
Furnas	1,514	18,802	2,573	51	22,889
Eletrosul	1,564	9,513	1,110	18	12,187
Amazonas G&T	390	-	-		390
Total	6,823	57,010	7,921	70	71,754

II. Generation Data

II.1 Installed Capacity - MW

II.1.2 Generation Assets and Generated Energy

II.1.2.1 Generation Assets and Generated Energy – Enterprises under Integral Responsability
Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)	RCE			FCE
	(State)			(MWh)	(MWh Average)	1Q18	MW Médio	Avg Price (R$/MWh)	Contracts and Termination of Contracts in the RCE	MW Average
Tucuruí Complex	PA	Nov-84	Jul-24	8,535.00	4,019.10	8,781,210	375.87	259.23	AUCTION PRODUCT 2014 - 2019 AUCTION PRODUCT 2018 - 2019	3,643.23
HPP Samuel	RO	Jul-89	Sep-29	216.75	92.70	275,024	-	-	-	92.70
HPP Curuá-Una	PA	Apr-77	Jul-28	30.30	24.00	51,155	-	-	-	24.80
TPP Rio Madeira (1)	RO	Apr-68	Sep-18	119.35	-	-	-	-	-	-
TPP Santana (4)	AP	Mar-93	Dec-24	177.74	22.30	-	-	-	-	-
TPP Rio Branco I (2)	AC	Feb-98	Jul-20	18.65	-	-	-	-	-	-
TPP Rio Branco II (2)	AC	Apr-81	Jul-20	32.75	-	-	-	-	-	-
TPP Rio Acre	AC	Dec-94	Abr/25	45.49	-	-	-	-	-	-
TPP – Santarém (5)	PA	Jun-14	- (4)	0	-	-	-	-	-	-
TPP Senador Arnon Afonso Farias de Mello (3)	RR	1st Unit (mach. 2) Dec/90; 2nd Unit (mach. 1) Jun/91; 3rd Unit (mach. 3) Dec/93	Aug-24	85.99	-	-	-	-	-	-
TPP Araguaia (6)	MT	Apr-16	- (5)	23.10	-	30,389	-	-	-	-
Curemas	PB	Jun-57	Nov-24	3.52	1	-	-	-	-	-
Camaçari (8)	BA	Feb-79	Aug-27	-	-	-	-	-	-	-
Casa Nova II (16)	BA	Dec-17	Dec-37	32.9	8.9	12.36
Casa Nova III (09)	BA	Jan-18	Dec-37	28.20	9.40	11.49	-	-	-	-
Mascarenhas de Moraes	MG	Apr-73	Oct-23	476.00	295.00	255,779.97	67	333	13th LEE 2014 - Dec 2019	218.38
Simplício (10)	RJ	Jun-13	Aug-41	305.70	191.30	480,960.03	185	0.00	1st LEN 2005 - Dec/2039	2.39
Batalha	MG	May-14	Aug-41	52.50	48.80	43,842.47	47	219.03	1st LEN 2005 - Dec/2039	0.35
Serra da Mesa (48,46%) (11)	GO	Apr-98	Nov-39	617.87	671.00	541,862.08	147	333.24	13th LEE 2014 - Dec/2019	499.74
Manso (70%) (11)	MT	Oct-00	Feb-35	147.00	92.00	286,668.29	90	215.58	1st LEN 2005 - Dec/2037 1st LEN 2005 - Dec/2039	(1.62)
Santa Cruz (12)	RJ	Mar-67	Jul-15	500.00	401.20	437,895.47	246	107.10	5th LEN 2012 - Dec/2026	113.71
Roberto Silveira (Campos)	RJ	Apr-77	Jul-27	30.00	20.90	69.60	-	-	-	4.45
Angra I	RJ	Jan-85	Dec-24	640.00	509.80	1,382,288	-	-	-	-
Angra II	RJ	Sep-00	Aug-40	1,350.00	1,204.70	1,699,000	-	-	-	-
HPP Governador Jayme Canet Júnior (13)	PR	Nov-12	Jul-42	177.94	96.90	368,340	94.08	210.85	Dec-40	- 0.68
HPP Passo São João	RS	Mar-12	Aug-41	77.00	41.10	88,221.89	37.00	216.21	Dec-39	2.85
HPP São Domingos	MS	Jun-13	Dec-37	48.00	36.40	83,604.20	36.00	226.82	Dec-41	- 0.32
PCH Barra do Rio Chapéu	SC	Feb-13	May-34	15.15	8.61	20,250.34	-		NA	8.50
PCH João Borges	SC	Jul-13	Dec-35	19.00	10.14	14,608.06	-		NA	9.94
WPP Cerro Chato I	RS	Jan-12	Aug-45	30.00	11.33	18,925.44	10.71	209.78	Jun-32	0.34
WPP Cerro Chato II	RS	Aug-11	Aug-45	30.00	11.33	19,444.36	11.00	209.78	Jun-32	0.05
WPP Cerro Chato III	RS	Jun-11	Aug-45	30.00	11.33	19,239.73	10.95	209.78	Jun-32	0.09
WPP Coxilha Seca	RS	Dec-15	May-49	30.00	13.20	22,767.54	4.12		Dec-35	9.41
WPP Capão do Inglês	RS	Dec-15	May-49	10.00	4.50	7,593.83	1.39		Dec-35	3.00
WPP Galpões	RS	Dec-15	May-49	8.00	3.50	6,364.88	1.04		Dec-35	2.38
Megawatt Solar	SC	Sep-14	-	0.93	NA	NA	-		NA	0.01
P. Médici (Candiota)	RS	Jan-74	Jul-15	0.00	0.00	-	-	-	-	-
Candiota III – Fase C	RS	Jan-11	Jul-41	350.00	180.92	426,283	158.00	223.61	35 CCEAR´s. Dec/2024	5.00
S. Jerônimo (São Jerônimo)	RS	Apr-53	Jul-15	-	-	-	-	-	-	-
Nutepa (Porto Alegre)	RS	Feb-68	Jul-15	-	-	-	-	-	-	-
Itaipu Binacional	Brazil (Paraná) and Paraguay (Alto Paraná)	Mar-85	-	7,000	8,577.00	27,940,582	-	-	-	-
HPP Balbina	AM	Jan-89	Mar-27	249.75	132.30	191,219	125.92	310.08	Mar-27	-
TPP Aparecida	AM	Feb-84	Jul-20	166.00	150.00	248,539	145.30	129.14	Jul-20	-
TPP Mauá (14)	AM	Apr-73	Jul-20	260.00	114.00	226,026	-	-	-	-
TPP São José	AM	Feb-08	Oct-17	-	-	0	-	-	-	-
TPP Flores	AM	Feb-08	Mar-19	80.00	80.00	172,290	-	-	-	-
TPP Iranduba	AM	Nov-10	Mar-19	25.00	25.00	48,225	-	-	-	-
TPP MAUÁ 3 (15)	AM	Sep-17	Dec-18	590.75	583	4,816	98.61	111.52	Jul-20	-
(1) Order No. 223 of 01.28.2014 ANEEL declares as unserviceable assets of TPP Rio Madeira.
(2) Order No. 136 of 01.21.2014 ANEEL, recommends the MME extinction of the public service commitment of TPUs Rio Branco I and Rio Branco II.

(3) Authoritative Resolution No. 2,894/2011 transfers TPP Senador Arnon Farias de Mello from Eletronorte to Boa Vista S.A. up to 10 February, 2012. Ordinance No. 318/2014 extends deadline up to the date of effective interconnection of the Isolated System of Boa Vista to the SIN.

(4) The energy assured of block I in TPP Santana is 13.4 Mwmed and of block II is 8.9 Mwmed. MME Ordinance No. 185, of 12/27/2012.
(5) ANEEL Authorization Resolution No. 6,499 / 2017 of July 18, 2017, DOU 07.31.2017, the ANEEL Board of Directors decided to revoke the authorization regarding the TPP Santarém.

(6) MME Ordinance No. 333/2015, emergentially, granted Eletronorte the installation of 20 MW until 2019 or the go-live of the structuring solution. Commercial operation authorized from 04/09/2016 onwards (Order No. 872/2016 - SCG/ANEEL of 04/08/2016)

(7) In response to Official Letter No. 729/2015 SFG/ANEEL, CE PRI 248 of 10/19/2015 establishes the go live dates of HPU's Samuel, Curuá-Uma, Tucuruí I and II and TPP Santana.
(8) Camaçari Plant should be definitely out of service from 08/02/2016 onwards, according to ANEEL Order No.3,247/2016 of 12/13/2016.
(9) WPP casa Nova III started comercial operation on 02/28/2018. The assured energy of the plant was modified by Ordinance nº 385, of December 15, 2017.
(10) 175.40 MW average correspond to physical guarantee Simplicio only. The Simplicio Anta complex will have 191.30 MW of assured power when Anta is in commercial operation.
(11) Shared HPU's, but Furnas, through energy purchase contracts, receives the partner portion - considering energy assured and the total generation of each HPU.

(12) The capacity of 500 MW excludes the GUs 3 and 4, which commercial operation is temporarily suspended by ANEEL Order No. 3,263 of 10/19/2012. It includes, however, the capacity of 150MW of GUs 11 and 21 although they are not operating due to a delay in expansion works of the plant. Aneel was requested to extend the concession pursuant to application REQ.GCO.P.027.2013, dated 07.05.2013. Up to this moment, there is no response from the Agency.

(13) The amounts reported refer to the Company's participation in the project (Governador Jayme Canet Júnior Consortium - 49% Eletrosul)
(14) The available power of Mauá BL 4 Plant is 14MW, according to Order AEEL nº 1,853/2016.
(15) The installed capacity of TPP Mauá 3 is in accordance with ANEEL Authorizing Resolution No. 4,950 / 2014, in the amount of 189.9 MW.

(16) WPP Casa Nova II started commercial operation on December 9, 2017, according to Order No. 4,153, dated December 8, 2017. The assured energy of the plant was amended by Ordinance No. 385 of December 15, 2017.

II.1.2.1.1 Eletrobras Companies Average price of Sale and Purchase of Energy
Eletrobras Companies Average Price(R$)										1Q18
RCE										207.08
FCE										143.75
Purchase of energy										190.27

II.1.2.2 Generation Assets and Generated Energy – Enterprises under Integral Responsibility – O&M - renewed by 12,783/13 law
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)	Quotas – O&M Regime: Law 12,783/2013				FCE - Law 13,182/2015 (2)
		(State)			(MW)	(MW Average)	1Q18	MW Average	GAG (R$ Million)	RAG (R$ Million)	Amount of new investments recognized by Aneel in GAG in the last adjustment (R$ Million) (1)	MW Average	Average price (R$/MWh)
Eletronorte	HPU Coaracy Nunes	AP	Oct-75	Dec-42	78.00	62.60	154,226	62.60	-	11.25	-	n/a	n/a
Chesf	Funil	BA	Mar-62	Dec-42	27.28	10.66	5,983	10.90	4.15	8.91	128,946.23	0.25	121.52
	Pedra	BA	Apr-78	Dec-42	18.24	3.66	1,998.77	3.74	2.20	3.68	190,361.03	0.08	121.52
	Araras (1)	CE	Feb-67	Jul-15	4.00	0.03	-	-	-	-	-	-	-
	Paulo Afonso Complex	BA	Jan-55	Dec-42	3,901.43	2,175.85	1,155,853	2,225.00	170.70	527.31	31,963,373.55	46.71	121.52
	Luiz Gonzaga (Itaparica)	PE	Feb-88	Dec-42	1,348.86	937.82	521,319	959.00	84.18	212.29	5,155,842.08	20.14	121.52
	Boa Esperança (Castelo Branco)	PI	Jan-70	Dec-42	216.33	139.84	360,788	143.00	21.11	48.80	8,984,766.28	3.00	121.52
	Xingó	SE	Apr-94	Dec-42	2,882.59	2,091.75	1,122,136	2,139.00	150.12	405.55	3,057,611.30	45.14	121.52
Furnas	Furnas	MG	Mar-63	Dec-42	1,216.00	598.00	427,102.87	598.00	67.31	212.60	63.60	n/a	n/a
	Luis Carlos Barreto (Estreito)	SP/MG	Jan-69	Dec-42	1,050.00	495.00	459,867.68	495.00	59.41	148.41	0.37	n/a	n/a
	Porto Colômbia	MG/SP	Mar-73	Dec-42	320.00	185.00	338,594.62	185.00	26.52	44.21	0.17	n/a	n/a
	Marimbondo	SP/MG	Apr-75	Dec-42	1,440.00	726.00	1,089,682.25	726.00	76.99	202.56	0.29	n/a	n/a
	Funil	RJ	Apr-69	Dec-42	216.00	121.00	198,367.65	121.00	19.61	28.01	0.24	n/a	n/a
	Corumbá I	GO	Apr-97	Dec-42	375.00	209.00	441,108.25	209.00	29.47	60.75	0.22	n/a	n/a
Eletronuclear	-	-	-	-	-	-	-	-	-	-	-	-	-
Eletrosul	-	-	-	-	-	-	-	-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-	-	-	-	-	-	-
Itaipu Binacional	-	-	-	-	-	-	-	-	-	-	-	-	-
Amazonas GT	-	-	-	-	-	-	-	-	-	-	-	-	-
(1) The assured energy of Araras is 0.03 mW average, according to MME/SPDE Ordinance No. 58 of 07/30/2012.

II.1.2.3 Generation Assets and Generated Energy – Enterprises under Integral Responsibility renewed by 13,182/15 Law
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Energia Gerada (MWh)	RCE			FCE
		(States)			(MW)	(MW Average)	1Q18	MW Average	Average price (R$/MWh)	Contracts and Validity in RCE	MW Average
Chesf	Sobradinho*	BA	Apr-79	Feb-52	1,050.30	531.00	265,245	504.50	-	-	477.90
Furnas	Itumbiara (1)	GO/MG	Feb-80	Feb-20	2,082.00	1,015.00	611,223	278.00	333.24	13th LEE 2014 - Dec/2019	864.93

(1) Law 13,182 of 11.03.2015, allowed FURNAS to extend the HPU Itumbiara concession provided that it had participation in Southest-Midwest Energy Fund (FESC) and in energy contracts backed by the plant assured energy with consumer units located in  Southest-Midwest market, from auctions held by Furnas. Therefore, Furnas will have the HPU Itumbiara concession extended for an additional period up to 30 years.

* 10% of Sobradinho's assured energy is allocated for hedge

II.1.3. Energy Sold

II.1.3.1 Energy Sold by enterprises not renewed by 12,783/13 Law
Company	Buyer	1Q18
		R$ Million	MWh
Eletronorte	Eletrobras System	127.98	591,355.25
	Others	738.82	4,992,002.24
Chesf	Eletrobras System	-	-
	Others	135.52	1,211,204.11
Furnas	Eletrobras System	24.47	83,519.98
	Others	1,021.57	4,897,968.49
Eletronuclear	Eletrobras System	37.31	152,896.63
	Others	791.80	3,244,661.38
Eletrosul	Eletrobras System	-	-
	Others	110.92	515,237.40
CGTEE	Eletrobras System	77.82	347,991.00
	Others	21.21	137,640.00
Itaipu Binacional	Eletrobras System	852.36	23,671,256.66
	Others	120.15	4,062,788.00
Amazonas GT	Eletrobras System	141.96	798,827.39
	Others	-	-

II.1.3.2 Energy Sold by enterprises renewed by 12,783/13 Law – O&M
Company	Buyer	1Q18
		R$ Million	MWh
Eletronorte	Eletrobras System	0.16	6,290.23
	Others	3.66	147,935.62
Chesf	Eletrobras System	12.87	452,931.32
	Others	334.88	10,573,745.47
Furnas	Eletrobras System	8.70	202,869.55
	Others	197.72	4,736,095.95
Eletronuclear	Eletrobras System	-	-
	Others	-	-
Eletrosul	Eletrobras System	-	-
	Others	-	-
CGTEE	Eletrobras System	-	-
	Others	-	-
Itaipu Binacional	Eletrobras System	-	-
	Others	-	-
Amazonas GT	Eletrobras System	-	-
	Others	-	-

II.1.3.3 CCEE Settlement (Spot and MRE)
Company	1Q18
	R$ Million	MWh
Eletronorte	281.89	3,445,182.13
Chesf	65.29	722,497.29
Furnas	12.46	-
Eletronuclear	-	-
Eletrosul	0.01	25,593.14
CGTEE	0.39	152,821.53
Itaipu Binacional	n/a	n/a
Amazonas GT	304.94	192,718.97

II.1.4 Energy purchased for Resale
Company	Buyer	1Q18
		R$ Million	MWh
Eletronorte	Eletrobras System	-	-
	Others	11.91	273,746.35
Chesf	Eletrobras System	-	-
	Others	60.21	344,398.82
Furnas	Eletrobras System	-	-
	Others	189.63	1,094,495.02
Eletronuclear	Eletrobras System	n/a	n/a
	Others	n/a	n/a
Eletrosul	Eletrobras System	89.35	520,694.06
	Others	-	-
CGTEE	Eletrobras System	27.76	291,735.00
	Others	-	-
Itaipu Binacional	Eletrobras System	n/a	n/a
	Others	n/a	n/a
Amazonas GT	Eletrobras System	-	-
	Others	-	-

II.1.5 Average Rate – R$/MWh

II.1.5.1 Enterprises not renewed by 12,783/13 Law
Eletrobras Companies	1Q18
Eletronorte	155.25
Chesf	109.76
Furnas	209.99
Eletronuclear	244.03
Eletrosul	215.27
CGTEE	203.91
Itaipu Binacional (1)	22.60
Amazonas GT	177.72
(1) Amounts in U$/KW.
*Simplício and Santa Cruz with estimated values. Data will be released on 11/03/2017.

II.1.5.2 Enterprises renewed by 12,783/13 Law – O&M
Eletrobras Companies	1Q18
Eletronorte	29.30
Chesf	28.29
Furnas	41.75
Eletronuclear	n/a
Eletrosul	n/a
CGTEE	n/a
Itaipu	n/a
Amazonas GT	n/a

II.1.6 Fuel used by Electric Energy Production
Eletrobras Companies	Type	Unit	1Q18
			Amount	R$ Million
Eletronorte	Special Diesel Oil	Litre	-	-
Chesf	Diesel Oil	Litre	-	-
	Gas	m3	-	-
Furnas	Special Diesel Oil	Litre
	Fuel Oil B1	Ton	-	-
	Diesel Oil	Litre	-	-
	Gas	m3	131,675,249	131
Eletronuclear	Uranium	kg	66,169	78
Eletrosul	n/a	n/a	n/a	n/a
CGTEE	Coal	Ton	788,900	40,177
	Fuel Oil	kg	105,906	230,698
	Diesel Oil	Litre	305,683	768,788
	Quicklime	kg	-	-
Itaipu Binacional	n/a	n/a	n/a	n/a
Amazonas GT (1)	Diesel Oil	Litre	-	-
	gas	m3	3,114,095.00	5,153,723.70

(1) São José, Flores and Iranduba plants (leased plants) are responsible for the fuels purchase directly. But the fuel from Aparecida and Mauá B3 plants is supplied by Amazonas Distribuidora, which benefits from CCC - "Fuel Consumption Account".

III. Transmission – Assets under Integral Responsibility

III.1 Transmission Lines Extension

III.1.1.1 Transmission Lines Extension – Enterprises not renewed by 12,783/13 Law - Km
Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	-	-	-	1,735	-	-	1,735
Chesf	-	-	-	-	-	-	1,620	-	-	1,620
Furnas	-	-	-	844	-	161	116	393	-	1,514
Eletrosul	-	-	1,047	-	-	-	504	-	13	1,564
Amazonas GT	-	-	-	-	-	-	390	-	-	389
Total	-	-	1,047	844	-	161	4,366	393	13	6,822

III.1.1.2 Transmission Lines Extension – Enterprises renewed by 12,783/13 Law - Km
Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	3,243	-	-	5,376	960	203	9,783
Chesf	-	-	-	5,373	-	-	12,822	463	255	18,912
Furnas	2,698	3,244	-	4,028	-	6,145	2,038	2,117	165	20,434
Eletrosul	-	-	422	2,173	-	-	4,943	1,918	56	9,513
Amazonas GT	-	-	-	-	-	-	-	-	-	-
Total	2,698	3,244	422	14,817	-	6,145	25,179	5,459	679	58,642

III.2 Transmission Losses - %
Empresa Eletrobras	1Q18
Eletronorte	0.87%
Chesf	2.23%
Furnas	2.22%
Eletrosul	1.45%
Amazonas GT	0.15%

III.3 Transmission Lines

III.3.1 Transmission Lines – Enterprises not affected by 12,783 Law
Eletrobras Companies	From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 03.31.18 (R$ Million)(1)	Readjustment Index
Eletronorte	TL 230 kV ABUNA /PORTO VELHO C-2 RO	188.00	230	Feb-14	Nov-39	11.32	3.60%
	TL 230 kV ABUNA /RIO BRANCO 1 C-2 RO/AC	298.00	230	Jan-14	Nov-39	17.83	3.60%
	TL 230 kV ARIQUEMES /JI-PARANA C-3 RO	165.00	230	Mar-16	Nov-39	9.70	3.60%
	TL 230 kV COLETORA PORTO VELHO /PORTO VELHO C-2 RO	22.00	230	Aug-15	Feb-39	0.44	3.60%
	TL 230 kV COLETORA PORTO VELHO /PORTO VELHO C-1 RO	22.00	230	Aug-15	Feb-39	0.44	3.60%
	TL 230 kV JI-PARANA /PIMENTA BUENO C-3 RO	119.20	230	May-16	Nov-39	7.00	3.60%
	TL 230 kV JORGE TEIXEIRA /LECHUGA C-2 AM	29.54	230	Feb-14	Jul-40	1.48	6.40%
	TL 230 kV JORGE TEIXEIRA /LECHUGA C-1 AM	29.54	230	Feb-14	Jul-40	1.48	6.40%
	TL 138 kV JORGE TEIXEIRA /LECHUGA C-3 AM	29.54	230	Mar-15	May-42	1.95	7.48%
	TL 230 kV PIMENTA BUENO /VILHENA C-3 RO	161.00	230	Dec-15	Nov-39	9.47	3.60%
	TL 230 kV RIB.GONCALVES /BALSAS C-1 PI/MA	95.00	230	Dec-11	Jan-39	2.00	3.60%
	TL 230 kV SAMUEL /ARIQUEMES C-3 RO	154.44	230	Dec-15	Nov-39	9.05	3.60%
	TL 230 kV SAMUEL /PORTO VELHO C-3 RO	42.40	230	Oct-15	Nov-39	2.47	3.60%
	TL 230 kV SAO LUIS II /SAO LUIS III C-1 MA	35.94	230	May-10	Mar-38	1.32	3.60%
	TL 230 kV VILHENA /JAURU C-3 RO/MT	343.60	230	Nov-15	Nov-39	19.80	3.60%
Chesf	Ibicoara-Brumado, C1	94.50	230	Mar-12	Jun-37	3.02	1.04%
	Milagres-Coremas, C2	119.80	230	Jun-09	Mar-35	6.85	1.04%
	Milagres-Tauá, C1	208.10	230	Dec-07	Mar-35	10.06	1.04%
	Paulo Afonso III- Zebu II, C1	5.40	230	Aug-12	Aug-39	0.15	1.04%
	Paulo Afonso III- Zebu II, C2	5.40	230	Aug-12	Aug-39	0.15	1.04%
	Paraiso-Açu II, C2	132.80	230	Sep-10	Jun-37	3.84	1.04%
	Picos-Tauá II, C1	183.20	230	Feb-13	Jun-37	5.12	1.04%
	Pirapama II-Suape II, C1	20.90	230	Dec-12	Jan-39	0.87	1.04%
	Pirapama II-Suape II, C2	20.90	230	Dec-12	Jan-39	0.87	1.04%
	Suape III-Suape II, C1	3.60	230	Dec-12	Jan-39	0.51	1.04%
	Suape III-Suape II, C2	3.60	230	Dec-12	Jan-39	0.51	1.04%
	C. Mirim II-João Câmara II C1	74.50	230	Feb-14	Nov-40	1.91	1.04%
	Extremoz II-C. Mirim II C1	31.40	230	Feb-14	Nov-40	0.62	1.04%
	Jardim/Penedo, C1	110.00	230	Mar-14	Mar-38	2.71	1.04%
	B. Jesus da Lapa II – Igaporã II	115.00	230	May-14	Nov-40	2.90	1.04%
	Acaraú II-Sobral III, C2	91.30	230	Sep-15	Nov-40	2.66	1.04%
	Igaporã II-Igaporã III,C1	5.40	230	out/15	Jun-42	0.10	1.04%
	Igaporã II-Igaporã III,C2	5.40	230	out/15	Jun-42	0.10	1.04%
	Igaporã III-Pindaí II,C1	49.50	230	out/15	Jun-42	2.29	1.04%
	Paraiso-Lagoa Nova II, C1	65.40	230	dez/16	Oct-41	2.86	1.04%
	Ceará Mirim II-Touros II	61.50	230	mai/17	Jun-42	2.27	1.04%
	Casa Nova II-Sobradinho, C1	67.10	230	Sep-17	ICG	-	-
	Mossoró IV-Mossoró II, C1	36.10	230	Oct-17	Jun-42	-	-
	Teresina II-Teresina III, C1	22.80	230	Oct-17	Dec-41	-	-
	Teresina II-Teresina III, C2	22.80	230	Oct-17	Dec-41	-	-
	Morro do Chapéu II-Irecê	63.80	230	Dec-17	Oct-41	-	-
Furnas	TL 345 kV CAMPOS /MACAE MERCHAN C-3 RJ	90.00	345	Jun-10	-	14.89	IGPM
	TL 345 kV ITAPETI /NORDESTE C-1 SP	29.00	345	Dec-14	-	4.31	IPCA
	TL 345 kV ITAPETI /TIJUCO PRETO C-4 SP	21.00	345	Jan-13	-	2.21	IPCA
	TL 345 kV ITAPETI /TIJUCO PRETO C-3 SP	21.00	345	Jan-13	-	2.21	IPCA
	TL 500 kV B.DESPACHO 3 /OURO PRETO 2 C-1 MG	180.00	500	Feb-16	-	9.06	IPCA
	TL 500 kV IBIUNA /BATEIAS C-2 SP/PR	332.00	500	Mar-03	-	67.98	IGPM
	TL 500 kV IBIUNA /BATEIAS C-1 SP/PR	332.00	500	Mar-03	-	67.98	IGPM
	TL 230 kV PIRINEUS /XAVANTES C-2 GO (1)	50.00	230	Mar-16	-	-	-
	TL 138 kV BATALHA / PARACATU (3)	85.00	138	Sep-13	-	(2)	-
	TL 138 kV SIMPLÍCIO / ROCHA LEÃO C-2 (3)	119.00	138	Jun-13	-	(2)	-
	TL 138 kV SIMPLÍCIO / ROCHA LEÃO C-1 (3)	119.00	138	Jun-13	-	(2)	-
	TL 230 kV MANSO / NOBRES (3)(4)	66.00	230	Nov-00	-	(2)	-
	TL 138 kV MANSO / NOBRES (5)	70.00	138	Aug-99	Feb-35	(2)	-
Eletrosul	TL 132 kV CV URUGUAIANA /PASO DE LOS LIBRES C-1 RS	12.50	132	Sep-94	Jul-21	0.37	IPCA
	TL 230 kV FOZ DO CHAPECO /GUARITA	76.12	230	Oct-16	Jun-41	0.63	IPCA
	TL 230 kV FOZ DO CHAPECO /XANXERE ESU C-2 RS/SC	77.60	230	Oct-10	Jun-41	0.94	IPCA
	TL 230 kV FOZ DO CHAPECO /XANXERE ESU C-1 RS/SC	77.60	230	Oct-10	Jun-41	0.94	IPCA
	TL 230 kV MONTE CLARO /GARIBALDI 1 C-1 RS	32.70	230	Sep-13	Oct-40	2.21	IPCA
	TL 230 kV PRE.MEDICI /SANTA CRUZ 1 C-1 RS	237.40	230	Jan-10	Mar-38	5.36	IPCA
	TL 500 kV ABDON BATISTA /C.NOVOS C-1 SC	35.00	525	Sep-06	Mar-35	8.59	IGPM
	TL 500 kV BIGUACU /ABDON BATISTA C-1 SC	234.80	525	Sep-06	Mar-35	49.13	IGPM
	TL 500 kV BIGUACU /BLUMENAU C-1 SC	88.00	525	Sep-06	Mar-35	18.92	IGPM
	TL 500 kV CASCAVEL OEST /IVAIPORA C-1 PR	203.40	525	Oct-05	Feb-34	39.40	IGPM
	TL 500 kV IVAIPORA /S.SANTIAGO C-2 PR	168.50	525	Oct-05	fe/34	36.02	IGPM
	TL 525 kV C.NOVOS /NOVA STA RITA C-1 SC/RS	257.43	525	May-09	Apr-36	33.56	IGPM
	TL 230 kV PRE.MEDICI /CANDIOTA	2.80	230	Jul-15	Dec-42	No AAR.	-
	TL 525 kV Candiota - Melo (Fronteira Uruguai)	60.00	525	Jul-15	Dec-40	No AAR.	-
Amazonas G&T	TL 230 kV CRIST. ROCHA /LECHUGA C-1 AM	5.44	230	Jul-13	Without definition	0.15	-
	TL 230 kV JORGE TEIXEIRA /MAUA III C-2 AM	13.73	230	May-14	Without definition	0.79	-
	TL 230 kV JORGE TEIXEIRA /MAUA III C-1 AM	13.73	230	May-14	Without definition	0.79	-
	TL 230 kV LECHUGA /MANAUS C-2 AM	19.70	230	Apr-15	Without definition	0.55	-
	TL 230 kV LECHUGA /MANAUS C-1 AM	19.73	230	Jul-13	Without definition	0.55	-
	TL 230 kV PRES FIGUEIREDO /RL (UHE BALBINA / CRIST. ROCHA) C-1 AM	0.12	230	Sep-98	Without definition	0.00	-
	TL 230 kV UHE BALBINA /CRIST. ROCHA C-1 AM	154.89	230	Nov-16	Without definition	4.32	-
	TL 230 kV UHE BALBINA /LECHUGA C-1 AM	159.29	230	Aug-14	Without definition	4.51	-
	TL 230 kV BALBINA - BALBINA C-1 AM	0.59	230	Feb-89	Mar-27	(6)	-
	TL 230 kV BALBINA - BALBINA C-2 AM	0.64	230	Apr-89	Mar-27	(6)	-
	TL 230 kV BALBINA - BALBINA C-3 AM	0.64	230	Apr-89	Mar-27	(6)	-
	TL 230 kV BALBINA - BALBINA C-4 AM	0.68	230	Sep-89	Mar-27	(6)	-
	TL 230 kV BALBINA - BALBINA C-5 AM	0.68	230	Jul-89	Mar-27	(6)	-
(1) At the moment Furnas is not receiving AAR, regarding CC 014/2011 - LT Xavantes-Pirineus, because it does not have a Release Term issued by the ONS for such undertaking.
(2) Generation enterprises

(3) These transmission assets are not part of the core network. They are connecting branches of the generation enterprises. The concession contracts are the same as those of the plants: a) Manso-Nobres: CT 010.2000; B) Batalha-Paracatu: CT 002.2006; C) Simplício-Rocha León 1 and 2: CT 003.2006.

(4) The 230kV TL is in the concession contract of HPU Manso, not having, for this reason, its own AAR. As it belongs to a generation contract, Furnas has only 70% of the line.

(5) TL 138kV was built to supply the residential village, at the time of HPU implementation. However, the population once supplied still needed to be served. Unsuccessfully, an attempt to transfer this TL to Cemat was done. Furnas maintains this TL but there is no associated revenue.

(6) Enterprises in operation which do not have right to AAR.

III.3.2 Transmission Lines – Enterprises renewed under terms of 12,783 law
Eletrobras Companies	From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 03.31.2018 (R$ Million)(1)	Readjustment Index
Eletronorte	LT 138 kV C. MAGALHAES /RONDONOPOLIS - Cemat C-1 MT	176.00	138	Apr-81	Dec-42	1.70	3.60%
	LT 138 kV COXIPÓ /SÃO TADEU C-1 MT	44.17	138	Jan-10	Dec-42	1.80	3.60%
	LT 138 kV SÃO TADEU /JACIARA C-1 MT	77.92	138	Jan-15	Dec-42	0.00	-
	LT 138 kV JACIARA /RONDONÓPOLIS - Cemat C-1 MT (2) A LT JACIARA /RONDONÓPOLIS Cemat C-1 MT (70 kM) foi seccionada na SE Complexo do Prata em 18/07/2017.	-	138	May-09	Dec-42	0.00	-
	LT 138 kV JACIARA /COMPLEXO DO PRATA C-1 MT	5.37	138	Jul-17	Dec-42	0.00	-
	LT 138 kV COMPLEXO DO PRATA RONDONÓPOLIS - Cemat C-1 MT	66.00	138	Jul-17	Dec-42	0.00	-
	LT 138 kV TUCURUI VILA /CAMETA C-1 PA	214.21	138	Aug-98	Dec-42	10.09	3.60%
	LT 230 kV ABUNA /PORTO VELHO C-1 RO	188.00	230	May-02	Dec-42	2.61	3.60%
	LT 230 kV ABUNA /RIO BRANCO 1 C-1 RO/AC	302.00	230	Nov-02	Dec-42	4.20	3.60%
	LT 230 kV ALTAMIRA /TRANSAMAZONIC C-1 PA	184.62	230	Oct-88	Dec-42	12.81	3.60%
	LT 230 kV ARIQUEMES /JARU C-1 RO	83.82	230	Sep-94	Dec-42	1.12	3.60%
	LT 230 kV BARRA PEIXE /RONDONOPOLIS C-2 MT	216.79	230	Mar-08	Dec-42	14.83	3.60%
	LT 230 kV BARRA PEIXE /RONDONOPOLIS C-1 MT	217.00	230	Oct-97	Dec-42	14.46	3.60%
	LT 230 kV CARAJAS /INTEGRADORA C-3 PA	85.35	230	Aug-13	Dec-42	0.58	3.60%
	LT 230 kV CARAJAS /INTEGRADORA C-2 PA	85.35	230	Aug-13	Dec-42	0.58	3.60%
	LT 230 kV CARAJAS /MARABA C-1 PA	145.00	230	Oct-04	Dec-42	2.04	3.60%
	LT 230 kV CASTANHAL /SANTA MARIA C-2 PA	25.04	230	Dec-94	Dec-42	2.17	3.60%
	LT 230 kV COELHO NETO /TERESINA C-1 MA/PI	127.10	230	Sep-06	Dec-42	1.79	3.60%
	LT 230 kV COXIPO /NOBRES C-1 MT	112.41	230	Sep-96	Dec-42	8.09	3.60%
	LT 230 kV GUAMA /UTINGA C-2 PA	19.40	230	Dec-81	Dec-42	1.13	3.60%
	LT 230 kV GUAMA /UTINGA C-1 PA	19.40	230	Dec-81	Dec-42	1.13	3.60%
	LT 230 kV IMPERATRIZ /PORTO FRANCO C-1 MA	110.10	230	Oct-94	Dec-42	7.54	3.60%
	LT 230 kV JARU /JI-PARANA C-1 RO	80.69	230	Sep-94	Dec-42	1.16	3.60%
	LT 230 kV JAURU /VARZEA GRANDE C-2 MT	336.89	230	Jun-03	Dec-42	4.12	3.60%
	LT 230 kV JAURU /VARZEA GRANDE C-1 MT	336.89	230	Jun-03	Dec-42	3.75	3.60%
	LT 230 kV JI-PARANA /PIMENTA BUENO C-1 RO	117.80	230	Jun-08	Dec-42	1.64	3.60%
	LT 230 kV MIRANDA II /PERITORO C-1 MA	94.20	230	Dec-02	Dec-42	1.32	3.60%
	LT 230 kV NOBRES /NOVA MUTUM C-1 MT	104.57	230	Sep-96	Dec-42	7.16	3.60%
	LT 230 kV NOVA MUTUM /LUCAS DO RIO VERDE C-1 MT	93.80	230	Nov-12	Dec-42	6.36	3.60%
	LT 230 kV LUCAS DO RIO VERDE /SORRISO C-1 MT	52.50	230	Nov-12	Dec-42	3.56	-
	LT 230 kV P.DUTRA /PERITORO C-1 MA	115.00	230	Mar-03	Dec-42	1.47	3.60%
	LT 230 kV PERITORO /COELHO NETO C-1 MA	223.00	230	Jul-06	Dec-42	3.10	3.60%
	LT 230 kV PIMENTA BUENO /VILHENA C-1 RO	160.20	230	Oct-08	Dec-42	2.23	3.60%
	LT 230 kV RONDONOPOLIS /COXIPO C-2 MT	187.80	230	Jul-84	Dec-42	12.84	3.60%
	LT 230 kV RONDONOPOLIS /COXIPO C-1 MT	187.80	230	Sep-88	Dec-42	12.84	3.60%
	LT 230 kV SAMUEL /ARIQUEMES C-1 RO	151.60	230	Aug-94	Dec-42	2.11	3.60%
	LT 230 kV SAMUEL /PORTO VELHO C-2 RO	40.55	230	Jul-89	Dec-42	0.45	3.60%
	LT 230 kV SAMUEL /PORTO VELHO C-1 RO	40.55	230	Jul-89	Dec-42	0.45	3.60%
	LT 230 kV SAO LUIS II /MIRANDA II C-1 MA	105.30	230	Nov-02	Dec-42	1.48	3.60%
	LT 230 kV SAO LUIS II /SAO LUIS I C-2 MA	19.00	230	Sep-88	Dec-42	1.43	3.60%
	LT 230 kV SAO LUIS II /SAO LUIS I C-1 MA	18.60	230	Jan-83	Dec-42	1.40	3.60%
	LT 230 kV SINOP /SORRISO C-1 MT	74.78	230	Sep-96	Dec-42	0.06	3.60%
	LT 230 kV TRANSAMAZONIC /RUROPOLIS C-1 PA	145.40	230	Oct-88	Dec-42	9.80	3.60%
	LT 230 kV TUCURUI /ALTAMIRA C-1 PA	317.60	230	Jun-98	Dec-42	22.33	3.60%
	LT 230 kV UTINGA /CASTANHAL C-1 PA	69.27	230	Dec-94	Dec-42	4.32	3.60%
	LT 230 kV UTINGA /MIRAMAR C-2 PA	15.70	230	Aug-15	Dec-42	0.58	3.60%
	LT 230 kV UTINGA /MIRAMAR C-1 PA	15.70	230	Aug-15	Dec-42	0.58	3.60%
	LT 230 kV VARZEA GRANDE /COXIPO C-2 MT	28.80	230	Jun-03	Dec-42	0.47	3.60%
	LT 230 kV VARZEA GRANDE /COXIPO C-1 MT	28.80	230	Jun-03	Dec-42	0.25	3.60%
	LT 230 kV VILA DO CONDE /GUAMA C-2 PA	49.30	230	Dec-82	Dec-42	2.65	3.60%
	LT 230 kV VILA DO CONDE /GUAMA C-1 PA	49.30	230	Apr-81	Dec-42	2.65	3.60%
	LT 230 kV XINGU /RL (TUCURUI / ALTAMIRA) C-1 PA	0.52	230	Oct-14	Dec-42	0.01	3.60%
	LT 500 kV COLINAS /MIRACEMA C-1 TO	173.97	500	Mar-99	Dec-42	29.06	3.60%
	LT 500 kV IMPERATRIZ /COLINAS C-1 MA/TO	342.60	500	Mar-99	Dec-42	57.22	3.60%
	LT 500 kV IMPERATRIZ /MARABA C-2 MA/PA	181.82	500	Mar-88	Dec-42	30.41	3.60%
	LT 500 kV IMPERATRIZ /MARABA C-1 MA/PA	181.09	500	Apr-81	Dec-42	30.45	3.60%
	LT 500 kV IMPERATRIZ /P.DUTRA C-2 MA	385.30	500	Jan-00	Dec-42	64.36	3.60%
	LT 500 kV IMPERATRIZ /P.DUTRA C-1 MA	386.60	500	Oct-82	Dec-42	64.36	3.60%
	LT 500 kV MARABA /TUCURUI C-2 PA	221.70	500	Feb-88	Dec-42	37.08	3.60%
	LT 500 kV MARABA /TUCURUI C-1 PA	222.14	500	Oct-81	Dec-42	37.08	3.60%
	LT 500 kV MIRANDA II /P.DUTRA C-2 MA	195.80	500	Mar-86	Dec-42	32.85	3.60%
	LT 500 kV MIRANDA II /S.ANTONIO DOS LOPES C-1 MA	142.60	500	Dec-12	Dec-42	23.80	3.60%
	LT 500 kV S.ANTONIO DOS LOPES /P. DUTRA C-1 MA	52.90	500	Dec-12	Dec-42	8.80
	LT 500 kV P.DUTRA /B. ESPERANCA C-1 MA	205.39	500	Jan-00	Dec-42	34.20	3.60%
	LT 500 kV SAO LUIS II /MIRANDA II C-2 MA	106.80	500	Mar-86	Dec-42	17.64	3.60%
	LT 500 kV SAO LUIS II /MIRANDA II C-1 MA	106.80	500	Jul-84	Dec-42	17.62	3.60%
	LT 500 kV TUCURUI /VILA DO CONDE C-1 PA	327.10	500	Dec-81	Dec-42	54.57	3.60%
	LT 69 kV TUCURUI /TUCURUI VILA C-2 PA	2.30	69	Jul-97	Dec-42	0.12	3.60%
	BOA VISTA- SANTA ELENA	190.20	230	Jun-01	Dec-42	*	-
	COARACY NUNES - SANTANA - C1	108.00	138	Oct-75	Dec-42	*	-
	COARACY NUNES - SANTANA - C2	109.00	138	Feb-05	Dec-42	*	-
	COARACY NUNES - TARTARUGALZINHO	87.00	138	Jun-00	Dec-42	*	-
	EQUATORIAL - SANTA RITA	5.09	69	Sep-08	Dec-42	*	-
	SANTANA – EQUATORIAL	13.00	69	Aug-00	Dec-42	*	-
	SANTANA - MACAPÁ II	20.00	69	Nov-96	Dec-42	*	-
	SANTANA – PORTUÁRIA	4.00	138	Apr-96	Dec-42	*	-
	SANTANA - SANTA RITA	12.60	69	Dec-07	Dec-42	*	-
	TARTARUGALZINHO – AMAPÁ	17.00	69	Feb-02	Dec-42	*	-
	TARTARUGALZINHO – CALÇOENE	130.00	69	Dec-01	Dec-42	*	-
	LT 69 kV TUCURUI (Usina) - TUCURUI (SE)	1.40	69	Jan-80	Dec-42	*	-
	LT 69 kV TUCURUI (Usina) - TUCURUI (SE)	1.40	69	Dec-85	Dec-42	*	-
	São Luiz II - UTE São Luiz	0.05	230	Jan-82	Dec-42	*	-
	Samuel (Plant) - Samuel (SS)	2.85	230	Jul-89	Sep-29	*	-
	LT 138 kV CURUÁ-UNA- TAPAJÓS - CELPA	68.80	138	Jan-06	Jul-28	*	-
	LT 500 kV Tucuruí (Usina) - Tucuruí (Se)	10.71	500	Nov/84 to May/05	Jul-24	*	-

LT 69 kV ABAIXADORA /MOXOTO C-1 BA	5.30	69	Oct-70	Dec-42	0.05	1.02%
LT 69 kV ABAIXADORA /MULUNGU C-1 BA	6.50	69	May-75	Dec-42	0.06	1.02%
LT 69 kV ABAIXADORA /ZEBU C-1 BA/AL	5.40	69	Oct-72	Dec-42	0.05	1.02%
LT 69 kV CAMACARI II /CAMACARI II C-1 BA	1.40	69	Jun-60	Dec-42	0.01	1.02%
LT 69 kV CATU /COTEGIPE C-2 BA	48.70	69	Jun-60	Dec-42	0.39	1.02%
LT 69 kV CATU /COTEGIPE C-1 BA	48.70	69	Jun-60	Dec-42	0.39	1.02%
LT 69 kV JABOATAO /RECIFE II C-1 RJ/PE	3.10	69	Jan-65	Dec-42	0.03	1.02%
LT 69 kV MATATU /PITUACU C-2 BA	7.50	69	Jun-60	Dec-42	0.06	1.02%
LT 69 kV MATATU /PITUACU C-1 BA	7.40	69	Jun-60	Dec-42	0.18	1.02%
LT 69 kV MOD.REDUZIDO /RL (ABAIXADORA / MOXOTO) C-1 BA	0.50	69	Apr-73	Dec-42	0.01	1.02%
LT 69 kV PEDRA /JEQUIE C-1 BA	20.50	69	Nov-78	Dec-42	1.00	1.02%
LT 69 kV PIRAPAMA II /RECIFE II C-1	21.30	69	Jan-65	Dec-42	0.00	-
LT 69 kV PITUACU /COTEGIPE C-2 BA	21.90	69	Jun-60	Dec-42	0.16	1.02%
LT 69 kV PITUACU /COTEGIPE C-1 BA	22.10	69	Jun-60	Dec-42	0.16	1.02%
LT 69 kV ZEBU /ITAPARICA C-1 BA/PE	27.00	69	Jul-77	Dec-42	1.32	1.02%
LT 69 kV ZEBU /MOXOTO C-1 BA	7.20	69	Apr-83	Dec-42	0.38	1.02%
LT 138 kV ACU II /SAN.MATOS II C-1 RN	49.60	138	Dec-67	Dec-42	0.47	1.02%
LT 138 kV C.GRANDE II /PILOES C-1 PB	79.30	138	Jan-68	Dec-42	1.44	1.02%
LT 138 kV C.GRANDE II /SANTA CRUZ II C-1 PB/RN	117.30	138	Apr-63	Dec-42	0.89	1.02%
LT 138 kV CUR.NOVOS II /SANTA CRUZ II C-1 RN	55.00	138	Oct-65	Dec-42	0.53	1.02%
LT 138 kV PARAISO /SANTA CRUZ II C-1 RN	8.70	138	Jan-68	Dec-42	0.22	1.02%
LT 138 kV PILOES /PARAISO C-1 PB/RN	107.90	138	Jan-68	Dec-42	1.53	1.02%
LT 138 kV SAN.MATOS II /CUR.NOVOS II C-1 RN	38.80	138	Dec-67	Dec-42	0.37	1.02%
LT 138 kV USINA PA-II /ZEBU C-1 BA	6.00	138	Dec-64	Dec-42	0.07	1.02%
LT 230 kV ANGELIM /MESSIAS C-3 PE/AL	79.10	230	Aug-86	Dec-42	5.96	1.02%
LT 230 kV ANGELIM /MESSIAS C-2 PE/AL	78.50	230	Oct-76	Dec-42	4.67	1.02%
LT 230 kV ANGELIM /MESSIAS C-1 PE/AL	78.90	230	Apr-77	Dec-42	4.70	1.02%
LT 230 kV ANGELIM /RECIFE II C-2 PE	171.70	230	Jan-67	Dec-42	1.88	1.02%
LT 230 kV ANGELIM /RECIFE II C-1 PE	171.70	230	Jan-61	Dec-42	1.88	1.02%
LT 230 kV ANGELIM /RIBEIRAO C-1 PE	115.70	230	Jan-53	Dec-42	4.76	1.02%
LT 230 kV ANGELIM /TACAIMBO C-3 PE	65.70	230	Jun-98	Dec-42	4.95	1.02%
LT 230 kV ANGELIM /TACAIMBO C-2 PE	64.10	230	Mar-73	Dec-42	0.89	1.02%
LT 230 kV ANGELIM /TACAIMBO C-1 PE	63.90	230	Mar-63	Dec-42	0.89	1.02%
LT 230 kV AQUIRAZ II /FORTALEZA C-2 CE	30.10	230	Aug-78	Dec-42	0.77	1.02%
LT 230 kV ARAPIRACA III /PENEDO C-1 AL	89.60	230	Jan-98	Dec-42	2.65	1.02%
LT 230 kV B. ESPERANCA /TERESINA C-2 MA/PI	198.00	230	Dec-81	Dec-42	14.93	1.02%
LT 230 kV B. ESPERANCA /TERESINA C-1 MA/PI	198.00	230	Mar-70	Dec-42	2.75	1.02%
LT 230 kV B.JESUS LAPA /BARREIRAS C-1 BA	233.50	230	Dec-90	Dec-42	17.61	1.02%
LT 230 kV BANABUIU /AQUIRAZ II C-2 CE	181.80	230	Aug-78	Dec-42	9.70	1.02%
LT 230 kV BANABUIU /FORTALEZA C-3 CE	176.00	230	Jul-78	Dec-42	10.56	1.02%
LT 230 kV BANABUIU /FORTALEZA C-1 CE	177.20	230	Oct-65	Dec-42	2.52	1.02%
LT 230 kV BANABUIU /ICO C-1 CE	124.70	230	Dec-77	Dec-42	6.78	1.02%
LT 230 kV BANABUIU /MOSSORO II C-2 CE/RN	177.20	230	Apr-16	Dec-42	2.81	1.02%
LT 230 kV BANABUIU /MOSSORO II C-1 CE/RN	177.20	230	Jul-03	Dec-42	16.65	1.02%
LT 230 kV BANABUIU /RUSSAS II C-1 CE	110.40	230	May-71	Dec-42	1.53	1.02%
LT 230 kV BOM NOME /MILAGRES C-3 PE/CE	83.90	230	Sep-79	Dec-42	6.33	1.02%
LT 230 kV BOM NOME /MILAGRES C-2 PE/CE	84.10	230	Dec-74	Dec-42	1.17	1.02%
LT 230 kV BOM NOME /MILAGRES C-1 PE/CE	83.70	230	Sep-61	Dec-42	1.16	1.02%
LT 230 kV BONGI /ACONORTE C-1 PE	6.00	230	Aug-76	Dec-42	0.54	1.02%
LT 230 kV BONGI /JOAIRAM C-3 PE	6.40	230	Jan-61	Dec-42	0.08	1.02%
LT 230 kV BONGI /JOAIRAM C-2 PE	6.40	230	Jan-67	Dec-42	0.08	1.02%
LT 230 kV BONGI /JOAIRAM C-1 PE	6.30	230	Jan-53	Dec-42	0.10	1.02%
LT 230 kV BROT.MACAUBAS /B.JESUS LAPA C-1 BA	204.60	230	Sep-81	Dec-42	22.94	1.02%
LT 230 kV C.GRANDE II /COTEMINAS C-1 PB	2.50	230	Oct-99	Dec-42	0.15	1.02%
LT 230 kV C.GRANDE II /PARAISO C-2 PB/RN	119.00	230	Apr-79	Dec-42	7.08	1.02%
LT 230 kV C.GRANDE II /PARAISO C-1 PB/RN	118.10	230	May-79	Dec-42	7.03	1.02%
LT 230 kV C.GRANDE III /C.GRANDE II C-3 PB	10.60	230	Oct-02	Dec-42	0.30	1.02%
LT 230 kV C.GRANDE III /C.GRANDE II C-2 PB	10.60	230	Oct-99	Dec-42	0.15	1.02%
LT 230 kV C.GRANDE III /EXTREMOZ II C-1 PB/RN	191.40	230	Oct-99	Dec-42	10.15	1.02%
LT 230 kV C.GRANDE III /NATAL III C-1 PB/RN	175.80	230	Oct-02	Dec-42	10.12	1.02%
LT 230 kV CAMACARI II /BRAS.C.SODA C-1 BA	7.20	230	May-92	Dec-42	0.65	1.02%
LT 230 kV CAMACARI II /BRASKEM C-2 BA	-	-	-	-	0.54	1.02%
LT 230 kV CAMACARI II /BRASKEM C-1 BA	-	-	-	-	0.54	1.02%
LT 230 kV CAMACARI II /CARAIBAS C-1 BA	3.20	230	Feb-82	Dec-42	0.31	1.02%
LT 230 kV CAMACARI II /COTEGIPE C-2 BA	23.50	230	Oct-76	Dec-42	1.95	1.02%
LT 230 kV CAMACARI II /G.MANGABEIRA C-2 BA	83.70	230	Sep-82	Dec-42	5.04	1.02%
LT 230 kV CAMACARI II /G.MANGABEIRA C-1 BA	83.70	230	Sep-82	Dec-42	4.98	1.02%
LT 230 kV CAMACARI II /MATATU C-1 BA	47.00	230	Aug-53	Dec-42	0.65	1.02%
LT 230 kV CAMACARI II /PITUACU C-2 BA	39.20	230	Jan-02	Dec-42	2.33	1.02%
LT 230 kV CAMACARI IV /COTEGIPE C-1 BA	22.90	230	Jun-70	Dec-42	1.31	1.02%
LT 230 kV CAMACARI IV /JACARACANGA C-2 BA	19.20	230	Mar-77	Dec-42	2.04	1.02%
LT 230 kV CAMACARI IV /JACARACANGA C-1 BA	19.20	230	Jul-77	Dec-42	2.04	1.02%
LT 230 kV CAMACARI IV /PITUACU C-1 BA	39.20	230	Oct-84	Dec-42	3.09	1.02%
LT 230 kV CATU /CAMACARI IV C-2 BA	25.00	230	Aug-53	Dec-42	0.45	1.02%
LT 230 kV CATU /CAMACARI IV C-1 BA	25.00	230	Jun-70	Dec-42	0.45	1.02%
LT 230 kV CATU /G.MANGABEIRA C-1 BA	77.20	230	Aug-67	Dec-42	1.09	1.02%
LT 230 kV CAUIPE /FORTALEZA II C-3 CE	58.20	230	Nov-73	Dec-42	4.37	1.02%
LT 230 kV CAUIPE /FORTALEZA II C-2 CE	58.00	230	Nov-03	Dec-42	0.64	1.02%
LT 230 kV CAUIPE /FORTALEZA II C-1 CE	58.00	230	Nov-03	Dec-42	0.67	1.02%
LT 230 kV CAUIPE /SOBRAL II C-1 CE	177.40	230	Nov-73	Dec-42	2.54	1.02%
LT 230 kV CIC. DANTAS /CATU C-2 BA	201.30	230	Apr-72	Dec-42	2.82	1.02%
LT 230 kV CIC. DANTAS /CATU C-1 BA	200.70	230	Mar-68	Dec-42	2.79	1.02%
LT 230 kV COTEGIPE /JACARACANGA C-1 BA	15.20	230	Dec-71	Dec-42	0.31	1.02%
LT 230 kV COTEGIPE /MATATU C-1 BA	30.00	230	May-77	Dec-42	2.49	1.02%
LT 230 kV COTEMINAS /PAU FERRO C-1 PB/PE	123.90	230	Oct-99	Dec-42	7.44	1.02%
LT 230 kV DELM. GOUVEIA /FORTALEZA II C-2 CE	7.10	230	Jun-89	Dec-42	0.51	1.02%
LT 230 kV DELM. GOUVEIA /FORTALEZA II C-1 CE	7.10	230	Jun-89	Dec-42	0.51	1.02%
LT 230 kV EXTREMOZ II /NATAL III C-1 RN	17.00	230	Feb-14	Dec-42	0.12	1.02%
LT 230 kV FORTALEZA /FORTALEZA II C-3 CE	0.30	230	Oct-05	Dec-42	0.01	1.02%
LT 230 kV FORTALEZA /FORTALEZA II C-2 CE	0.30	230	Feb-00	Dec-42	0.01	1.02%
LT 230 kV FORTALEZA /FORTALEZA II C-1 CE	0.30	230	Feb-00	Dec-42	0.01	1.02%
LT 230 kV FORTALEZA II /PICI II C-2 CE	27.50	230	May-09	Dec-42	1.80	1.02%
LT 230 kV FORTALEZA II /PICI II C-1 CE	27.50	230	May-09	Dec-42	1.80	1.02%
LT 230 kV FUNIL /ITAPEBI C-2 BA	198.10	230	Jul-90	Dec-42	11.79	1.02%
LT 230 kV FUNIL /ITAPEBI C-1 BA	198.10	230	Jul-90	Dec-42	11.79	1.02%
LT 230 kV G.MANGABEIRA /SAPEACU C-3 BA	22.60	230	Feb-84	Dec-42	1.48	1.02%
LT 230 kV G.MANGABEIRA /SAPEACU C-2 BA	22.50	230	Feb-84	Dec-42	1.47	1.02%
LT 230 kV G.MANGABEIRA /SAPEACU C-1 BA	23.50	230	Dec-68	Dec-42	0.36	1.02%
LT 230 kV GARANHUNS II /ANGELIM C-3 PE	-	-	-	-	0.22	1.02%
LT 230 kV GARANHUNS II /ANGELIM C-2 PE	11.60	230	Dec-73	Dec-42	0.16	1.02%
LT 230 kV GARANHUNS II /ANGELIM C-1 PE	12.30	230	Jan-61	Dec-42	0.16	1.02%
LT 230 kV GOIANINHA /C.GRANDE II C-1 PE/PB	99.30	230	Feb-70	Dec-42	1.38	1.02%
LT 230 kV GOIANINHA /MUSSURE II C-2 PE/PB	50.60	230	Oct-77	Dec-42	3.01	1.02%
LT 230 kV GOIANINHA /SANTA RITA II C-1 PE/PB	59.00	230	Oct-77	Dec-42	2.66	1.02%
LT 230 kV IBIAPINA II /SOBRAL II C-1 CE	103.00	230	Aug-73	Dec-42	1.27	1.02%
LT 230 kV ICO /MILAGRES C-1 CE	103.40	230	Dec-77	Dec-42	6.78	1.02%
LT 230 kV IRECE /BROT.MACAUBAS C-1 BA	135.40	230	Sep-81	Dec-42	9.37	1.02%
LT 230 kV ITABAIANA /ITABAIANINHA C-1 SE	76.80	230	Aug-53	Dec-42	1.46	1.02%
LT 230 kV ITABAIANA /JARDIM C-2 SE	44.00	230	Aug-79	Dec-42	2.62	1.02%
LT 230 kV ITABAIANA /JARDIM C-1 SE	44.00	230	Aug-79	Dec-42	2.62	1.02%
LT 230 kV ITABAIANINHA /CATU C-1 SE/BA	143.90	230	Aug-53	Dec-42	2.05	1.02%
LT 230 kV ITAPEBI /EUNAPOLIS C-2 BA	47.00	230	Jul-90	Dec-42	2.80	1.02%
LT 230 kV ITAPEBI /EUNAPOLIS C-1 BA	47.00	230	Jul-90	Dec-42	2.80	1.02%
LT 230 kV JACARACANGA /ALCAN C-1 BA	1.80	230	May-83	Dec-42	0.17	1.02%
LT 230 kV JACARACANGA /DOW QUIMICA C-2 BA	7.90	230	Mar-77	Dec-42	0.71	1.02%
LT 230 kV JACARACANGA /DOW QUIMICA C-1 BA	7.80	230	Jul-77	Dec-42	0.71	1.02%
LT 230 kV JAGUARARI-SE /SR.BONFIM II C-1 BA	80.70	230	Jan-80	Dec-42	5.54	1.02%
LT 230 kV JARDIM-CIA.VALE.RIO DOCE, C1	0.80	230	Feb-07	Dec-42	0.00	-
LT 230 kV JUAZEIRO II /JAGUARARI-SE C-1 BA	88.00	230	Jan-80	Dec-42	4.75	1.02%
LT 230 kV JUAZEIRO II /SR.BONFIM II C-1 BA	148.60	230	Apr-81	Dec-42	8.84	1.02%
LT 230 Kv LIBRA-LIBRA, C1	1.50	230	Dec-91	Dec-42	0.00	-

LT 230 kV MESSIAS /MACEIO C-2 AL	25.90	230	Nov-96	Dec-42	1.70	1.02%
LT 230 kV MESSIAS /MACEIO C-1 AL	25.90	230	Nov-96	Dec-42	1.70	1.02%
LT 230 kV MESSIAS /RIO LARGO II C-3 AL	11.60	230	Apr-77	Dec-42	0.83	1.02%
LT 230 kV MESSIAS /RIO LARGO II C-2 AL	11.60	230	Oct-76	Dec-42	0.83	1.02%
LT 230 kV MESSIAS /RIO LARGO II C-1 AL	11.90	230	Aug-86	Dec-42	1.08	1.02%
LT 230 kV MILAGRES /BANABUIU C-2 CE	225.10	230	Dec-77	Dec-42	13.40	1.02%
LT 230 kV MILAGRES /BANABUIU C-1 CE	225.90	230	Feb-65	Dec-42	3.14	1.02%
LT 230 kV MILAGRES /COREMAS C-1 CE/PB	119.40	230	Nov-86	Dec-42	9.00	1.02%
LT 230 kV MIRUEIRA /GOIANINHA C-1 PE	50.10	230	Dec-89	Dec-42	3.78	1.02%
LT 230 kV MOSSORO II /ACU II C-1 RN	71.30	230	Jul-87	Dec-42	5.38	1.02%
LT 230 kV N.S.SOCORRO /FAFEN C-1 SE	12.50	230	Aug-81	Dec-42	1.13	1.02%
LT 230 kV NATAL III /NATAL II C-2 RN	11.60	230	Oct-02	Dec-42	0.89	1.02%
LT 230 kV NATAL III /NATAL II C-1 RN	11.60	230	Oct-99	Dec-42	0.89	1.02%
LT 230 kV OLINDINA /RL (CIC. DANTAS / CATU) C-2 BA	0.20	230	May-80	Dec-42	0.02	1.02%
LT 230 kV OLINDINA /RL (CIC. DANTAS / CATU) C-1 BA	0.20	230	May-80	Dec-42	0.02	1.02%
LT 230 kV P. AFONSO IV /P.AFONSO III C-2 BA/AL	1.40	230	Feb-81	Dec-42	0.14	1.02%
LT 230 kV P. AFONSO IV /P.AFONSO III C-1 BA/AL	1.10	230	Oct-79	Dec-42	0.11	1.02%
LT 230 kV P.AFONSO III /ANGELIM C-1 AL/PE	221.30	230	Jan-53	Dec-42	3.07	1.02%
LT 230 kV P.AFONSO III /BOM NOME C-3 AL/PE	170.80	230	Nov-78	Dec-42	12.91	1.02%
LT 230 kV P.AFONSO III /BOM NOME C-2 AL/PE (PAF - Floresta - Bom Nome)	171.20	230	Dec-74	Dec-42	2.37	1.02%
LT 230 kV P.AFONSO III /BOM NOME C-1 AL/PE (PAF - Tacaratu - Bom Nome)	184.50	230	Oct-61	Dec-42	2.36	1.02%
LT 230 kV P.AFONSO III /CIC. DANTAS C-2 AL/BA	133.80	230	Jun-72	Dec-42	1.91	1.02%
LT 230 kV P.AFONSO III /CIC. DANTAS C-1 AL/BA	134.20	230	Mar-68	Dec-42	4.87	1.02%
LT 230 kV P.AFONSO III /GARANHUNS II C-4 AL/PE	214.10	230	Dec-73	Dec-42	2.84	1.02%
LT 230 kV P.AFONSO III /GARANHUNS II C-3 AL/PE	209.30	230	Jan-61	Dec-42	2.25	1.02%
LT 230 kV P.AFONSO III /GARANHUNS II C-2 AL/PE	209.30	230	Jan-67	Dec-42	2.25	1.02%
LT 230 kV P.AFONSO III /ITABAIANA C-2 AL/SE	162.50	230	Sep-85	Dec-42	9.76	1.02%
LT 230 kV P.AFONSO III /ITABAIANA C-1 AL/SE	162.50	230	Apr-87	Dec-42	9.75	1.02%
LT 230 kV P.AFONSO III /USINA PA-I C-2 AL/BA	0.60	230	Jan-55	Dec-42	0.01	1.02%
LT 230 kV P.AFONSO III /USINA PA-I C-1 AL/BA	0.60	230	Jan-55	Dec-42	0.01	1.02%
LT 230 kV P.AFONSO III /USINA PA-II C-5 AL/BA	0.70	230	Dec-67	Dec-42	0.01	1.02%
LT 230 kV P.AFONSO III /USINA PA-II C-4 AL/BA	0.70	230	May-67	Dec-42	0.01	1.02%
LT 230 kV P.AFONSO III /USINA PA-II C-3 AL/BA	0.70	230	May-67	Dec-42	0.01	1.02%
LT 230 kV P.AFONSO III /USINA PA-II C-2 AL/BA	-	-	-	-	0.06	1.02%
LT 230 kV P.AFONSO III /USINA PA-II C-1 AL/BA	0.70	230	Oct-61	Dec-42	0.01	1.02%
LT 230 kV P.AFONSO III /USINA PA-III C-4 AL/BA	0.60	230	Oct-74	Dec-42	0.01	1.02%
LT 230 kV P.AFONSO III /USINA PA-III C-3 AL/BA	0.60	230	Apr-74	Dec-42	0.01	1.02%
LT 230 kV P.AFONSO III /USINA PA-III C-2 AL/BA	0.60	230	Apr-72	Dec-42	0.01	1.02%
LT 230 kV P.AFONSO III /USINA PA-III C-1 AL/BA	0.60	230	Oct-71	Dec-42	0.01	1.02%
LT 230 kV PARAISO /NATAL II C-2 RN	97.20	230	Apr-79	Dec-42	5.78	1.02%
LT 230 kV PARAISO /NATAL II C-1 RN	96.20	230	May-79	Dec-42	5.72	1.02%
LT 230 kV PAU FERRO /C.GRANDE II C-2 PE/PB	125.90	230	Oct-99	Dec-42	1.38	1.02%
LT 230 kV PAU FERRO /MIRUEIRA II C-1 PE	23.10	230	Oct-99	Dec-42	0.00	-
LT 230 kV PIRIPIRI /IBIAPINA II C-1 PI/CE	86.00	230	Aug-73	Dec-42	1.05	1.02%
LT 230 kV PITUACU /NARANDIBA C-2 BA	3.60	230	Nov-83	Dec-42	0.28	1.02%
LT 230 kV PITUACU /NARANDIBA C-1 BA	3.60	230	Nov-83	Dec-42	0.05	1.02%
LT 230 kV PITUACU /RL (COTEGIPE / MATATU) C-1 BA/PE	2.00	230	Jan-77	Dec-42	0.20	1.02%
LT 230 kV RECIFE II /GOIANINHA C-2 PE	71.50	230	Feb-72	Dec-42	0.78	1.02%
LT 230 kV RECIFE II /GOIANINHA C-1 PE	71.40	230	Feb-72	Dec-42	0.78	1.02%
LT 230 kV RECIFE II /JOAIRAM C-3 PE	7.40	230	Jan-61	Dec-42	0.10	1.02%
LT 230 kV RECIFE II /JOAIRAM C-2 PE	7.40	230	Jan-67	Dec-42	0.10	1.02%
LT 230 kV RECIFE II /JOAIRAM C-1 PE	7.40	230	Jan-67	Dec-42	0.12	1.02%
LT 230 kV RECIFE II /MIRUEIRA C-3 PE	31.50	230	Jun-86	Dec-42	2.38	1.02%
LT 230 kV RECIFE II /MIRUEIRA C-2 PE	31.50	230	Jun-80	Dec-42	1.87	1.02%
LT 230 kV RECIFE II /MIRUEIRA C-1 PE	31.00	230	Jun-80	Dec-42	1.86	1.02%
LT 230 kV RECIFE II /PAU FERRO C-2 PE	33.20	230	Sep-04	Dec-42	1.98	1.02%
LT 230 kV RECIFE II /PAU FERRO C-1 PE	33.20	230	Sep-04	Dec-42	1.98	1.02%
LT 230 kV RECIFE II /PIRAPAMA II C-2 PE	27.60	230	Jun-80	Dec-42	1.81	1.02%
LT 230 kV RECIFE II /PIRAPAMA II C-1 PE	27.60	230	Jun-80	Dec-42	1.81	1.02%
LT 230 kV RIBEIRAO /RECIFE II C-1 PE	56.60	230	Sep-94	Dec-42	5.82	1.02%
LT 230 kV RIO LARGO II /ARAPIRACA III C-1 AL	124.70	230	Jan-98	Dec-42	6.60	1.02%
LT 230 kV RIO LARGO II /BRASKEM C-1 AL	23.20	230	Jun-76	Dec-42	1.92	1.02%
LT 230 kV RUSSAS II /MOSSORO II C-1 CE/RN (Russas - Quixerê - Mossoró)	75.60	230	Apr-81	Dec-42	5.65	1.02%
LT 230 kV S.JOAO PIAUI /ELISEU MARTIN C-1 PI	172.90	230	Feb-98	Dec-42	13.12	1.02%
LT 230 kV S.JOAO PIAUI /PICOS C-1 PI	167.80	230	Jul-85	Dec-42	12.65	1.02%
LT 230 kV SANTA RITA II /MUSSURE II C-1 PB	17.00	230	Oct-77	Dec-42	0.35	1.02%
LT 230 kV SAPEACU /FUNIL C-1 BA	195.70	230	Dec-68	Dec-42	2.72	1.02%
LT 230 kV SAPEACU /STO.A.JESUS C-2 BA	32.00	230	Feb-84	Dec-42	1.90	1.02%
LT 230 kV SAPEACU /STO.A.JESUS C-1 BA	32.00	230	Feb-84	Dec-42	0.35	1.02%
LT 230 kV SOBRAL II /CCCP C-1	2.90	230	Jun-01	Dec-42	0.00	-
LT 230 kV SOBRAL II /SOBRAL III C-2 CE	13.80	230	May-09	Dec-42	0.18	1.02%
LT 230 kV SOBRAL II /SOBRAL III C-1 CE	13.80	230	May-09	Dec-42	0.18	1.02%
LT 230 kV SR.BONFIM II /IRECE C-1 BA (Sr. Bomfim - C. Formoso - Irecê)	222.90	230	Sep-81	Dec-42	16.14	1.02%
LT 230 kV STO.A.JESUS /FUNIL C-2 BA	162.10	230	Feb-84	Dec-42	11.55	1.02%
LT 230 kV STO.A.JESUS /FUNIL C-1 BA	162.60	230	Feb-84	Dec-42	1.78	1.02%
LT 230 kV TACAIMBO /C.GRANDE II C-2 PE/PB	124.70	230	Jun-85	Dec-42	9.40	1.02%
LT 230 kV TACAIMBO /C.GRANDE II C-1 PE/PB	124.70	230	Jun-85	Dec-42	9.40	1.02%
LT 230 kV TERESINA /PIRIPIRI C-1 PI	154.70	230	Nov-71	Dec-42	2.15	1.02%
LT 230 kV TERESINA II /TERESINA C-2 PI	25.30	230	Sep-02	Dec-42	1.66	1.02%
LT 230 kV TERESINA II /TERESINA C-1 PI	25.30	230	Sep-02	Dec-42	1.66	1.02%
LT 230 kV U. A. SALES /P.AFONSO III C-2 BA/AL	5.70	230	Mar-77	Dec-42	0.52	1.02%
LT 230 kV U. A. SALES /P.AFONSO III C-1 BA/AL	5.80	230	Oct-77	Dec-42	0.52	1.02%
LT 230 kV U.SOBRADINHO /JUAZEIRO II C-2 BA	42.50	230	Apr-81	Dec-42	2.53	1.02%
LT 230 kV U.SOBRADINHO /JUAZEIRO II C-1 BA	42.50	230	Jan-80	Dec-42	2.53	1.02%
LT 230 kV UB.ESPERANCA /B. ESPERANCA C-1 PI/MA	2.80	230	Dec-80	Dec-42	0.27	1.02%
LT 500 kV ANGELIM II /PAU FERRO C-1 PE	219.40	500	Aug-77	Dec-42	30.00	1.02%
LT 500 kV ANGELIM II /RECIFE II C-2 PE	170.70	500	Mar-80	Dec-42	31.42	1.02%
LT 500 kV CAMACARI IV /CAMACARI II C-1 BA	0.30	500	Nov-12	Dec-42	0.18	1.02%
LT 500 kV GARANHUNS II /ANGELIM II C-1 PE	13.20	500	Feb-77	Dec-42	2.97	1.02%
LT 500 kV JARDIM /CAMACARI IV C-1 SE/BA	249.60	500	May-00	Dec-42	45.75	1.02%
LT 500 kV L.GONZAGA /US. L.GONZAGA C-3 PE	0.60	500	May-79	Dec-42	0.14	1.02%
LT 500 kV L.GONZAGA /US. L.GONZAGA C-2 PE	0.60	500	May-79	Dec-42	0.14	1.02%
LT 500 kV L.GONZAGA /US. L.GONZAGA C-1 PE	0.60	500	May-79	Dec-42	0.14	1.02%
LT 500 kV MESSIAS /SUAPE II C-1 AL/PE	176.60	500	Dec-98	Dec-42	29.33	1.02%
LT 500 kV MILAGRES /QUIXADA C-1 CE	268.00	500	Sep-03	Dec-42	49.32	1.02%
LT 500 kV OLINDINA /CAMACARI II C-2 BA	146.90	500	Sep-78	Dec-42	27.04	1.02%
LT 500 kV OLINDINA /CAMACARI II C-1 BA	147.20	500	Oct-76	Dec-42	27.09	1.02%
LT 500 kV OLINDINA /US. L.GONZAGA C-1 BA/PE	248.60	500	May-76	Dec-42	45.75	1.02%
LT 500 kV P. AFONSO IV /ANGELIM II C-1 BA/PE	221.50	500	Jul-79	Dec-42	40.77	1.02%
LT 500 kV P. AFONSO IV /OLINDINA C-1 BA	212.80	500	Jun-78	Dec-42	39.16	1.02%
LT 500 kV P. AFONSO IV /US. L.GONZAGA C-1 BA/PE	37.40	500	Oct-79	Dec-42	6.88	1.02%
LT 500 kV P. AFONSO IV /USINA PA-IV C-6 BA	0.60	500	May-83	Dec-42	0.14	1.02%
LT 500 kV P. AFONSO IV /USINA PA-IV C-5 BA	0.60	500	Dec-81	Dec-42	0.14	1.02%
LT 500 kV P. AFONSO IV /USINA PA-IV C-4 BA	0.60	500	Jul-81	Dec-42	0.14	1.02%
LT 500 kV P. AFONSO IV /USINA PA-IV C-3 BA	0.60	500	Oct-80	Dec-42	0.14	1.02%
LT 500 kV P. AFONSO IV /USINA PA-IV C-2 BA	0.60	500	May-80	Dec-42	0.14	1.02%
LT 500 kV P. AFONSO IV /USINA PA-IV C-1 BA	0.60	500	Dec-79	Dec-42	0.14	1.02%
LT 500 kV P. AFONSO IV /USINA XINGO C-1 BA/AL	53.80	500	Feb-93	Dec-42	9.90	1.02%
LT 500 kV PAU FERRO /RECIFE II C-1 PE	114.50	500	Aug-77	Dec-42	1.12	1.02%
LT 500 kV PECEM II /FORTALEZA II C-1 CE	73.10	500	May-00	Dec-42	8.09	1.02%
LT 500 kV QUIXADA /FORTALEZA II C-1 CE	136.50	500	Sep-03	Dec-42	25.13	1.02%
LT 500 kV S.JOAO PIAUI /B. ESPERANCA C-1 PI/MA	233.50	500	Dec-80	Dec-42	42.97	1.02%
LT 500 kV SOBRAL III /PECEM II C-1 CE	176.60	500	May-00	Dec-42	30.71	1.02%
LT 500 kV SUAPE II /RECIFE II C-1 PE	45.40	500	Dec-98	Dec-42	3.06	1.02%
LT 500 kV TERESINA II /P.DUTRA C-2 PI/MA	207.70	500	Apr-03	Dec-42	7.04	1.02%
LT 500 kV TERESINA II /P.DUTRA C-1 PI/MA	207.90	500	May-00	Dec-42	38.38	1.02%
LT 500 kV TERESINA II /SOBRAL III C-1 PI/CE	334.20	500	May-00	Dec-42	11.32	1.02%
LT 500 kV U.SOBRADINHO /S.JOAO PIAUI C-1 BA/PI	211.00	500	Dec-80	Dec-42	38.83	1.02%
LT 500 kV U.SOBRADINHO /SOBRADINHO C-3 BA	0.30	500	Oct-79	Dec-42	0.14	1.02%
LT 500 kV U.SOBRADINHO /SOBRADINHO C-2 BA	0.30	500	Oct-79	Dec-42	0.14	1.02%
LT 500 kV U.SOBRADINHO /SOBRADINHO C-1 BA	0.40	500	Oct-79	Dec-42	0.14	1.02%
LT 500 kV US. L.GONZAGA /GARANHUNS II C-2 PE	238.70	500	Feb-77	Dec-42	43.41	1.02%

LT 500 kV US. L.GONZAGA /MILAGRES C-1 PE/CE	230.80	500	Feb-02	Dec-42	42.48	1.02%
LT 500 kV US. L.GONZAGA /U.SOBRADINHO C-2 PE/BA	316.00	500	Jun-88	Dec-42	58.16	1.02%
LT 500 kV US. L.GONZAGA /U.SOBRADINHO C-1 PE/BA	290.60	500	Oct-79	Dec-42	53.48	1.02%
LT 500 kV USINA XINGO /JARDIM C-1 AL/SE	159.80	500	May-00	Dec-42	29.41	1.02%
LT 500 kV USINA XINGO /MESSIAS C-1 AL	219.00	500	Feb-93	Dec-42	40.31	1.02%
LT 500 kV USINA XINGO /XINGO C-6 AL	0.80	500	Nov-94	Dec-42	0.16	1.02%
LT 500 kV USINA XINGO /XINGO C-5 AL	0.80	500	Mar-94	Dec-42	0.16	1.02%
LT 500 kV USINA XINGO /XINGO C-4 AL	0.90	500	Oct-95	Dec-42	0.18	1.02%
LT 500 kV USINA XINGO /XINGO C-3 AL	0.90	500	Oct-95	Dec-42	0.18	1.02%
LT 500 kV USINA XINGO /XINGO C-2 AL	0.90	500	Oct-95	Dec-42	0.18	1.02%
LT 500 kV USINA XINGO /XINGO C-1 AL	0.90	500	Oct-95	Dec-42	0.18	1.02%
LT 138 kV ADRIANOPOLIS /CEPEL C-1 RJ	1.50	138	Apr-81	-	0.10	IPCA
LT 138 kV ADRIANOPOLIS /CEPEL C-2 RJ	1.50	138	Apr-81	-	0.10	IPCA
LT 138 kV ADRIANOPOLIS /MAGE C-1 RJ	48.00	138	Apr-73	-	0.27	IPCA
LT 138 kV ADRIANOPOLIS /MAGE C-2 RJ	48.00	138	Jan-73	-	0.27	IPCA
LT 138 kV ALCANTARA /ADRIANOPOLIS C-1 RJ	19.50	138	Jul-76	-	1.06	IPCA
LT 138 kV ALCANTARA /ADRIANOPOLIS C-2 RJ	20.00	138	Dec-98	-	1.09	IPCA
LT 138 kV ALCANTARA /ADRIANOPOLIS C-3 RJ	20.00	138	Dec-98	-	1.61	IPCA
LT 138 kV ANGRA AMPLA /MURIQUI C-1 RJ	36.00	138	Dec-89	-	0.26	IPCA
LT 138 kV ANGRA FUR /ANGRA AMPLA C-1 RJ	34.00	138	Dec-89	-	0.31	IPCA
LT 138 kV ANGRA FUR /JACUACANGA C-1 RJ	34.00	138	Aug-81	-	2.74	IPCA
LT 138 kV ANGRA FUR /SANTA CRUZ C-1 RJ	96.00	138	Oct-77	-	7.74	IPCA
LT 138 kV C. PAULISTA /VOLTA REDONDA C-1 SP/RJ	105.00	138	Nov-86	-	8.46	IPCA
LT 138 kV C. PAULISTA /VOLTA REDONDA C-2 SP/RJ	105.00	138	Jun-87	-	6.59	IPCA
LT 138 kV CAMPOS /C.ITAPEMIRIM C-1 RJ/ES	106.00	138	Feb-73	-	0.60	IPCA
LT 138 kV CAMPOS /C.ITAPEMIRIM C-2 RJ/ES	106.00	138	Feb-73	-	0.60	IPCA
LT 138 kV CAMPOS /IRIRI C-1 RJ	97.00	138	Oct-09	-	0.89	IPCA
LT 138 kV CAMPOS /ROCHA LEAO C-1 RJ	110.00	138	Feb-73	-	1.01	IPCA
LT 138 kV IMBARIE /ADRIANOPOLIS C-1 RJ	19.50	138	May-75	-	0.16	IPCA
LT 138 kV IMBARIE /SAO JOSE C-1 RJ	18.00	138	Dec-98	-	1.24	IPCA
LT 138 kV IMBARIE /SAO JOSE C-2 RJ	18.00	138	Dec-98	-	1.24	IPCA
LT 138 kV IRIRI /ROCHA LEAO C-2 RJ	13.00	138	Oct-09	-	0.12	IPCA
LT 138 kV JACAREPAGUA /ARI FRANCO C-1 RJ	Disconnected	138	-	-	0.09	IPCA
LT 138 kV JACAREPAGUA /COSMOS C-1 RJ	Disconnected	138	-	-	0.22	IPCA
LT 138 kV JACAREPAGUA /PALMARES C-1 RJ	Sectioned	138	-	-	0.26	IPCA
LT 138 kV JACAREPAGUA /ZONA INDUSTR. C-1 RJ	Disconnected	138	-	-	0.30	IPCA
LT 138 kV SANTA CRUZ /ZONA INDUSTR. C-3 RJ	Disconnected	138	-	-	0.04	IPCA
LT 138 kV SANTA CRUZ /ZONA OESTE C-1 RJ	Sectioned	138	-	-	1.77	IPCA
LT 138 kV SANTA CRUZ /ZONA OESTE C-2 RJ	Sectioned	138	-	-	1.77	IPCA
LT 138 KV JACAREPAGUÁ / PACIÊNCIA	22.60	138	Jul-14	-	0.00
LT 138 KV PACIÊNCIA / PALMARES	5.30	138	Jul-14	-	0.00
LT 138 KV SANTA CRUZ / JACAREPAGUÁ C-1	38.70	138	Jul-14	-	0.00
LT 138 KV SANTA CRUZ / JACAREPAGUÁ C-2	38.70	138	Jul-14	-	0.00
LT 138 KV ZONA OESTE / ZONA INDUSTR. C-1	2.90	138	Mar-16	-	0.00
LT 138 KV ZONA OESTE / ZONA INDUSTR. C-2	2.90	138	Mar-16	-	0.00
LT 138 kV JACAREPAGUA /MATO ALTO C-1 RJ	16.00	138	Sep-73	-	0.15	IPCA
LT 138 kV JACUACANGA /BRISAMAR C-1 RJ	44.00	138	Aug-81	-	3.55	IPCA
LT 138 kV MURIQUI /BRISAMAR C-1 RJ	20.00	138	Apr-71	-	0.16	IPCA
LT 138 kV PALMARES /MATO ALTO C-1 RJ	13.00	138	Sep-73	-	0.12	IPCA
LT 138 kV PARQUE EMAS /C. MAGALHAES C-1 GO/MT	80.50	138	Nov-13	-	5.14	IPCA
LT 138 kV RIO CLARO /PARQUE EMAS C-1 GO	87.50	138	Nov-13	-	5.52	IPCA
LT 138 kV RIO VERDE FUR /C. DOURADA C-2 GO	174.00	138	Aug-77	-	10.99	IPCA
LT 138 kV RIO VERDE FUR /RIO CLARO C-1 GO	87.00	138	Nov-13	-	5.35	IPCA
LT 138 kV ROCHA LEAO /MAGE C-1 RJ	108.00	138	Jan-73	-	0.61	IPCA
LT 138 kV ROCHA LEAO /MAGE C-2 RJ	108.00	138	Jan-73	-	0.61	IPCA
LT 138 kV SANTA CRUZ /BRISAMAR C-1 RJ	20.00	138	Oct-77	-	1.61	IPCA
LT 138 kV SANTA CRUZ /BRISAMAR C-2 RJ	13.00	138	Apr-71	-	0.11	IPCA
LT 138 kV SANTA CRUZ /PALMARES C-1 RJ	14.00	138	Jul-14	-	0.09	IPCA
LT 138 kV SANTA CRUZ /PALMARES C-2 RJ	14.00	138	Sep-73	-	0.09	IPCA
LT 138 kV SANTA CRUZ /ZONA INDUSTR. C-1 RJ	4.40	138	Mar-16	-	0.04	IPCA
LT 138 kV SANTA CRUZ /ZONA INDUSTR. C-2 RJ	4.40	138	Mar-16	-	0.13	IPCA
LT 138 kV SAO JOSE /MAGE C-1 RJ	46.00	138	Jun-01	-	2.28	IPCA
LT 138 kV SAO JOSE /MAGE C-2 RJ	46.00	138	Jun-01	-	2.28	IPCA
LT 138 kV USI CAMPOS /CAMPOS C-1 RJ	1.00	138	Jul-77	-	0.06	IPCA
LT 138 kV USI CAMPOS /CAMPOS C-2 RJ	1.00	138	Jul-87	-	0.06	IPCA
LT 138 kV ZONA OESTE /JACAREPAGUA C-1 RJ	24.10	138	Mar-16	-	0.37	IPCA
LT 138 kV ZONA OESTE /JACAREPAGUA C-2 RJ	24.10	138	Mar-16	-	0.37	IPCA
LT 230 kV AGUAS LINDAS /BRAS. SUL C-1 GO/DF	30.00	230	Mar-82	-	3.42	IPCA
LT 230 kV BARRO ALTO /AGUAS LINDAS C-1 GO	102.00	230	Mar-82	-	11.60	IPCA
LT 230 kV BARRO ALTO /NIQUELANDIA C-1 GO	87.00	230	Oct-99	-	9.88	IPCA
LT 230 kV BRAS. GERAL /BRAS. SUL C-1 DF	13.00	230	Oct-72	-	0.16	IPCA
LT 230 kV BRAS. GERAL /BRAS. SUL C-2 DF	13.00	230	Nov-06	-	0.16	IPCA
LT 230 kV BRAS. SUL /PIRINEUS C-1 DF/GO	107.00	230	Nov-06	-	1.11	IPCA
LT 230 kV ITUMBIARA /C. DOURADA C-1 MG/GO	44.00	230	Oct-73	-	0.46	IPCA
LT 230 kV ITUMBIARA /RIO VERDE FUR C-1 MG/GO	208.00	230	Jan-86	-	18.97	IPCA
LT 230 kV ITUMBIARA /RIO VERDE FUR C-2 MG/GO	202.00	230	Apr-92	-	18.42	IPCA
LT 230 kV PIRINEUS /XAVANTES C-1 GO	40.00	230	Nov-06	-	4.54	IPCA
LT 230 kV RIO VERDE FUR / BARRA PEIXE C-1 GO/MT	240.00	230	Nov-87	-	27.27	IPCA
LT 230 kV RIO VERDE FUR / BARRA PEIXE C-2 GO/MT	240.00	230	Feb-94	-	15.96	IPCA
LT 230 kV RIO VERDE FUR /C. DOURADA C-1 GO	175.00	230	Dec-86	-	23.43	IPCA
LT 230 kV RIO VERDE FUR /RONDONOPOLIS GO/MT (1)	432.00	230	Nov-82	-	21.88	IPCA
LT 230 kV S.DA MESA /NIQUELANDIA C-1 GO	105.00	230	Oct-99	-	9.57	IPCA
LT 345 kV ADRIANOPOLIS /ITUTINGA C-1 RJ/MG	199.00	345	Mar-68	-	3.48	IPCA
LT 345 kV ADRIANOPOLIS /ITUTINGA C-2 RJ/MG	199.00	345	Aug-70	-	3.48	IPCA
LT 345 kV ADRIANOPOLIS /JACAREPAGUA C-1 RJ	38.00	345	Mar-68	-	0.66	IPCA
LT 345 kV ADRIANOPOLIS /JACAREPAGUA C-2 RJ	38.00	345	Aug-70	-	0.66	IPCA
LT 345 kV ADRIANOPOLIS /MACAE MERCHAN C-1 RJ	177.00	345	Sep-02	-	3.09	IPCA
LT 345 kV ADRIANOPOLIS /VENDA PEDRAS C-1 RJ	107.00	345	Nov-01	-	16.89	IPCA
LT 345 kV ATIBAIA 2 /MOGI CRUZES C-1 SP	64.50	345	Feb-71	-	1.90	IPCA
LT 345 kV ATIBAIA 2 /POCOS CALDAS C-1 SP/MG	142.50	345	Feb-71	-	1.82	IPCA
LT 345 kV BANDEIRANTES /SAMAMBAIA C-1 GO/DF	157.00	345	Feb-99	-	24.18	IPCA
LT 345 kV BANDEIRANTES /SAMAMBAIA C-2 GO/DF	155.00	345	Feb-99	-	23.87	IPCA
LT 345 kV BARREIRO 1 /PIMENTA C-1 MG	198.00	345	Mar-67	-	3.46	IPCA
LT 345 kV BRAS. SUL /SAMAMBAIA C-1 DF	13.50	345	Feb-99	-	2.31	IPCA
LT 345 kV BRAS. SUL /SAMAMBAIA C-2 DF	14.00	345	Feb-99	-	2.77	IPCA
LT 345 kV CAMPINAS /GUARULHOS C-1 SP	88.00	345	Feb-03	-	1.54	IPCA
LT 345 kV CAMPINAS /POCOS CALDAS C-1 SP/MG	126.00	345	Oct-72	-	2.20	IPCA
LT 345 kV CAMPOS /MACAE MERCHAN C-1 RJ	89.00	345	Nov-01	-	13.70	IPCA
LT 345 kV CAMPOS /MACAE MERCHAN C-2 RJ	89.00	345	Sep-02	-	13.70	IPCA
LT 345 kV CAMPOS /VIANA C-1 RJ/ES	199.00	345	Dec-05	-	30.64	IPCA
LT 345 kV CAMPOS /VITORIA C-1 RJ/ES	224.00	345	Sep-78	-	34.49	IPCA
LT 345 kV CORUMBA /BRAS. SUL C-1 GO/DF	254.00	345	Mar-97	-	39.11	IPCA
LT 345 kV CORUMBA /ITUMBIARA C-1 GO/MG	79.00	345	Mar-97	-	12.16	IPCA
LT 345 kV ESTREITO /FURNAS C-1 MG	112.00	345	Feb-70	-	2.06	IPCA
LT 345 kV ESTREITO /L.C.BARRETO C-1 MG/SP	24.00	345	Mar-69	-	0.50	IPCA
LT 345 kV ESTREITO /L.C.BARRETO C-2 MG/SP	24.00	345	Feb-70	-	4.14	IPCA
LT 345 kV ESTREITO /M. MORAES C-1 MG	13.00	345	Mar-69	-	0.32	IPCA
LT 345 kV FURNAS /ITUTINGA C-1 MG	198.00	345	Mar-68	-	3.46	IPCA
LT 345 kV FURNAS /ITUTINGA C-2 MG	199.00	345	Dec-69	-	3.48	IPCA
LT 345 kV FURNAS /M. MORAES C-1 MG	104.00	345	May-68	-	1.84	IPCA
LT 345 kV FURNAS /PIMENTA C-1 MG	66.00	345	Mar-67	-	1.15	IPCA
LT 345 kV FURNAS /POCOS CALDAS C-1 MG	131.00	345	Sep-63	-	2.29	IPCA
LT 345 kV FURNAS /POCOS CALDAS C-2 MG	131.00	345	Apr-65	-	2.29	IPCA
LT 345 kV GUARULHOS /IBIUNA C-1 SP	75.00	345	Jun-90	-	9.79	IPCA
LT 345 kV GUARULHOS /IBIUNA C-2 SP	75.00	345	Jul-90	-	9.79	IPCA
LT 345 kV GUARULHOS /NORDESTE C-1 SP	35.00	345	Mar-64	-	0.58	IPCA
LT 345 kV GUARULHOS /POCOS CALDAS C-1 SP/MG	182.00	345	Sep-63	-	3.18	IPCA
LT 345 kV GUARULHOS /POCOS CALDAS C-2 SP/MG	184.00	345	Nov-66	-	3.22	IPCA
LT 345 kV IBIUNA /TIJUCO PRETO C-1 SP	97.00	345	Nov-83	-	12.66	IPCA
LT 345 kV IBIUNA /TIJUCO PRETO C-2 SP	97.00	345	Jul-84	-	12.77	IPCA
LT 345 kV ITUMBIARA /BANDEIRANTES C-1 MG/GO	180.00	345	Jul-73	-	3.15	IPCA
LT 345 kV ITUMBIARA /BANDEIRANTES C-2 MG/GO	180.00	345	Jul-77	-	27.72	IPCA

LT 345 kV ITUMBIARA /P. COLOMBIA C-1 MG	201.00	345	Jun-73	-	3.51	IPCA
LT 345 kV L.C.BARRETO /POCOS CALDAS C-1 SP/MG	198.00	345	Nov-69	-	3.46	IPCA
LT 345 kV L.C.BARRETO /POCOS CALDAS C-2 SP/MG	197.00	345	Sep-70	-	3.44	IPCA
LT 345 kV L.C.BARRETO /VOLTA GRANDE C-1 SP/MG	112.00	345	Jun-73	-	0.79	IPCA
LT 345 kV MACAE MERCHAN /VENDA PEDRAS C-1 RJ	122.00	345	Nov-01	-	19.20	IPCA
LT 345 kV MARIMBONDO /P. COLOMBIA C-1 MG	77.00	345	Oct-75	-	1.35	IPCA
LT 345 kV MOGI CRUZES /NORDESTE C-1 SP	25.00	345	Mar-64	-	0.38	IPCA
LT 345 kV P. COLOMBIA /VOLTA GRANDE C-1 MG	45.00	345	Jun-73	-	0.79	IPCA
LT 345 kV PADRE FIALHO /OURO PRETO 2 C-1 MG	-	345		-	2.78	IPCA
LT 345 kV BARRO BRANCO / OURO PRETO	59.00	345	Mar-05	-	0.00	-
LT 345 kV BARRO BRANCO / PADRE FIALHO	104.50	345	Mar-05	-	0.00	-
LT 345 kV VIANA /VITORIA C-1 ES	26.00	345	Dec-05	-	4.40	IPCA
LT 345 kV VITORIA /PADRE FIALHO C-1 ES/MG	220.50	345	Mar-05	-	3.91	IPCA
LT 500 kV ADRIANOPOLIS /C. PAULISTA C-1 RJ/SP	171.00	500	Feb-74	-	4.32	IPCA
LT 500 kV ADRIANOPOLIS /C. PAULISTA C-3 RJ/SP (177,5 km)	-	500		-	4.49	IPCA
LT 500 kV ADRIANÓPOLIS / BAIXADA FLUMINENSE	19.00	500	May-04	-	0.00	-
LT 500 kV BAIXADA FLUMINENSE / CACHOEIRA PAULISTA	160.50	500	May-04	-	0.00	-
LT 500 kV ADRIANOPOLIS /GRAJAU C-1 RJ	55.00	500	Dec-77	-	14.78	IPCA
LT 500 kV ADRIANOPOLIS /RESENDE C-1 RJ	115.00	500	Dec-79	-	25.60	IPCA
LT 500 kV ADRIANOPOLIS /SAO JOSE C-1 RJ	33.00	500	Aug-91	-	8.87	IPCA
LT 500 kV ANGRA FUR /C. PAULISTA C-1 RJ/SP	103.00	500	Jun-77	-	22.93	IPCA
LT 500 kV ANGRA FUR /SAO JOSE C-1 RJ	133.00	500	Dec-98	-	29.60	IPCA
LT 500 kV ANGRA FUR /ZONA OESTE C-1 RJ	97.50	500	Dec-98	-	19.36	IPCA
LT 500 kV ARARAQUARA FURNAS /CAMPINAS C-1 SP	171.00	500	Jul-76	-	38.06	IPCA
LT 500 kV ARARAQUARA FURNAS /POCOS CALDAS C-1 SP/MG	176.00	500	Apr-76	-	39.17	IPCA
LT 500 kV C. PAULISTA /CAMPINAS C-1 SP	223.00	500	Sep-77	-	49.64	IPCA
LT 500 kV C. PAULISTA /ITAJUBA 3 C-1 SP/MG	53.00	500	Jul-02	-	11.80	IPCA
LT 500 kV C. PAULISTA /RESENDE C-1 SP/RJ	56.00	500	Dec-79	-	12.46	IPCA
LT 500 kV C. PAULISTA /TAUBATE C-1 SP	83.00	500	Jun-83	-	18.47	IPCA
LT 500 kV C. PAULISTA /TIJUCO PRETO C-1 SP	181.00	500	Nov-88	-	40.29	IPCA
LT 500 kV GURUPI /MIRACEMA C-1 TO	255.00	500	Mar-99	-	56.98	IPCA
LT 500 kV IBIUNA /ITATIBA C-1 SP	86.50	500	Mar-03	-	19.14	IPCA
LT 500 kV ITATIBA /CAMPINAS C-1 SP	26.50	500	Mar-03	-	5.79	IPCA
LT 500 kV ITUMBIARA /SAO SIMAO-SE C-1 MG	166.00	500	Jan-79	-	36.95	IPCA
LT 500 kV MARIMBONDO /AGUA VERMELHA C-1 MG/SP	172.00	500	Aug-79	-	38.28	IPCA
LT 500 kV MARIMBONDO /ARARAQUARA FURNAS C-1 MG/SP	Sectioned	500		-	43.40	IPCA
LT 500 kV MARIMBONDO - MARIMBONDO 2 CIRC. 1	6.10	500	Apr-76	-	0.00	-
LT 500 kV ARARAQUARA - MARINBONDO 2 CIRC. 1	199.30	500	Apr-76	-	0.00	-
LT 500 kV MARIMBONDO /ARARAQUARA FURNAS C-2 MG/SP	Sectioned	500		-	43.18	IPCA
LT 500 kV MARIMBONDO - MARIMBONDO 2 CIRC. 2	6.20	500	Aug-76	-	0.00	-
LT 500 kV ARARAQUARA - MARINBONDO 2 CIRC. 2	198.40	500	Aug-76	-	0.00	-
LT 500 kV POCOS CALDAS /ITAJUBA 3 C-1 MG	139.00	500	Jul-02	-	30.94	IPCA
LT 500 kV S.DA MESA /GURUPI C-1 GO/TO	256.00	500	Mar-99	-	56.98	IPCA
LT 500 kV S.DA MESA /SAMAMBAIA C-1 GO/DF	249.00	500	Mar-98	-	55.42	IPCA
LT 500 kV S.DA MESA /SAMAMBAIA C-2 GO/DF	248.50	500	Jan-99	-	55.31	IPCA
LT 500 kV TIJUCO PRETO /TAUBATE C-1 SP	108.50	500	Mar-84	-	3.47	IPCA
LT 500 kV ZONA OESTE /GRAJAU C-1 RJ	Sectioned	500		-	15.14	IPCA
LT 500 kV GRAJAÚ - NOVA IGUAÇU	48.50	500	Mar-11	-	0.00	-
LT 500 kV ZONA OESTE - NOVA IGUAÇU	32.00	500	Mar-11	-	0.00	-
LT 600 kV F.IGUACU 50HZ /IBIUNA C-1 PR/SP	792.00	600	Mar-85	-	16.17	IPCA
LT 25 kV ELETRODO DE TERRA / FOZ DO IGUACU C-1	16.00	25	Apr-85	-	0.00	-
LT 25 kV ELETRODO DE TERRA-IBIUNA C-1	67.00	25	Apr-85	-	0.00	-
LT 600 kV F.IGUACU 50HZ /IBIUNA C-2 PR/SP	792.00	600	Mar-85	-	16.17	IPCA
LT 25 kV ELETRODO DE TERRA / FOZ DO IGUACU C-2	15.00	25	Aug-87	-	0.00	-
LT 25 kV ELETRODO DE TERRA-IBIUNA C-2	67.00	25	Aug-87	-	0.00	-
LT 600 kV F.IGUACU 50HZ /IBIUNA C-3 PR/SP	820.00	600	Aug-87	-	16.74	IPCA
LT 600 kV F.IGUACU 50HZ /IBIUNA C-4 PR/SP	820.00	600	Aug-87	-	16.74	IPCA
LT 750 kV F.IGUACU 60HZ /IVAIPORA C-1 PR	322.00	765	Aug-89	-	106.35	IPCA
LT 750 kV F.IGUACU 60HZ /IVAIPORA C-2 PR	323.00	765	Dec-86	-	106.68	IPCA
LT 750 kV F.IGUACU 60HZ /IVAIPORA C-3 PR	331.00	765	Mar-89	-	109.32	IPCA
LT 750 kV ITABERA /IVAIPORA C-1 SP/PR	265.00	765	Aug-89	-	87.52	IPCA
LT 750 kV ITABERA /IVAIPORA C-2 SP/PR	264.00	765	Oct-82	-	87.19	IPCA
LT 750 kV ITABERA /IVAIPORA C-3 SP/PR	272.00	765	May-00	-	10.20	IPCA
LT 750 kV ITABERA /TIJUCO PRETO C-1 SP	305.00	765	Jul-89	-	100.73	IPCA
LT 750 kV ITABERA /TIJUCO PRETO C-2 SP	304.00	765	Oct-82	-	100.40	IPCA
LT 750 kV ITABERA /TIJUCO PRETO C-3 SP	312.00	765	May-01	-	11.70	IPCA
LT 69 kVSalto Osório / Salto Santiago	56.20	69	Oct-78	Dec-42	***	-
LT 138 kV ANASTACIO /AQUIDAUANA C-1 MS	11.10	138	Nov-06	Dec-42	0.38	IPCA
LT 138 kV ANASTACIO /AQUIDAUANA C-2 MS	11.10	138	Nov-06	Dec-42	0.16	IPCA
LT 138 kV ARAQUARI (HYOSUNG) /JOINVILLE SANTA CATARINA C-1 SC	19.30	138	May-12	Dec-42	0.55	IPCA
LT 138 kV BIGUACU /FLORIANOPOLIS C-1 SC	19.50	138	Feb-02	Dec-42	0.39	IPCA
LT 138 kV BIGUACU /FLORIANOPOLIS C-2 SC	19.50	138	Oct-90	Dec-42	0.55	IPCA
LT 138 kV BIGUACU /ITAJAIFAZENDA C-1 SC	58.40	138	Oct-90	Dec-42	2.39	IPCA
LT 138 kV BIGUACU /TIJUCAS C-1 SC	27.28	138	Feb-02	Dec-42	0.56	IPCA
LT 138 kV BLUMENAU /GASPAR	29.00	138	Sep-89	Dec-42	***	IPCA
LT 138 kV BLUMENAU /ILHOTA C-1 SC	40.20	138	Oct-88	Dec-42	1.88	-
LT 138 kV CAMBORIU M.B. /ITAJAI C-1 SC	13.31	138	Feb-02	Dec-42	0.62	IPCA
LT 138 kV CAMPO GRANDE /U.MIMOSO C-2 MS	108.30	138	Oct-83	Dec-42	5.06	IPCA
LT 138 kV CAMPO GRANDE /U.MIMOSO C-3 MS	108.30	138	Sep-83	Dec-42	3.11	IPCA
LT 138 kV CAMPO GRANDE /U.MIMOSO C-4 MS	108.30	138	Sep-83	Dec-42	3.11	IPCA
LT 138 kV D.DAS NACOES /IVINHEMA 2 C-1 MS	94.70	138	Dec-83	Dec-42	3.44	IPCA
LT 138 kV ELDORADO /GUAIRA C-1 MS/PR	16.90	138	Oct-82	Dec-42	0.79	IPCA
LT 138 kV FLORIANOPOLIS /PALHOCA ESU C-1 SC	9.60	138	Nov-83	Dec-42	0.33	IPCA
LT 138 kV FLORIANOPOLIS /PALHOCA ESU C-2 SC	9.60	138	Nov-83	Dec-42	0.33	IPCA
LT 138 kV GASPAR /ILHOTA C-1 SC	11.20	138	Oct-88	Dec-42	0.52	IPCA
LT 138 kV ILHOTA /ARAQUARI (HYOSUNG) C-1 SC	47.65	138	Sep-11	Dec-42	0.74	IPCA
LT 138 kV ILHOTA /ITAJAI C-1 SC	7.89	138	Mar-02	Dec-42	0.37	IPCA
LT 138 kV ILHOTA /ITAJAI C-2 SC	7.89	138	Mar-02	Dec-42	***	-
LT 138 kV ILHOTA /PICARRAS C-1 SC	14.80	138	Apr-94	Dec-42	0.69	IPCA
LT 138 kV IMBITUBA /J.LACERDA-A C-1 SC	45.70	138	Oct-80	Dec-42	2.13	IPCA
LT 138 kV IMBITUBA /PAL.PINHEIRA C-1 SC	61.84	138	Mar-82	Dec-42	2.50	IPCA
LT 138 kV ITAJAI /ITAJAIFAZENDA C-1 SC	5.35	138	Mar-02	Dec-42	0.11	IPCA
LT 138 kV IVINHEMA /IVINHEMA 2 C-1 MS	33.50	138	Mar-82	Dec-42	1.04	IPCA
LT 138 kV IVINHEMA 2 /NOVA ANDRADINA C-1 MS	40.36	138	Mar-82	Dec-42	0.90	IPCA
LT 138 kV JOINVILLE SANTA CATARINA /JOINVILLE GM C-1 SC	3.00	138	Oct-15	Dec-42	0.28	IPCA
LT 138 kV J.S.CATARINA /PICARRAS C-1 SC	50.00	138	Oct-99	Dec-42	0.99	IPCA
LT 138 kV JOINVILLE /J.S.CATARINA C-1 SC	11.06	138	Oct-99	Dec-42	0.52	IPCA
LT 138 kV JOINVILLE GM /JOINVILLE C-1 SC	8.73	138	May-12	Dec-42	0.26	IPCA
LT 138 kV JUPIA /U.MIMOSO C-2 SP/MS	218.70	138	Feb-92	Dec-42	10.21	IPCA
LT 138 kV JUPIA /U.MIMOSO C-3 SP/MS	218.70	138	Jan-82	Dec-42	6.29	IPCA
LT 138 kV JUPIA /U.MIMOSO C-4 SP/MS	218.70	138	Jan-82	Dec-42	6.29	IPCA
LT 138 kV NOVA ANDRADINA /PORTO PRIMAVERA C-1 MS/SP	46.14	138	Mar-82	Dec-42	1.94	IPCA
LT 138 kV PAL.PINHEIRA /PALHOCA ESU C-1 SC	31.16	138	Mar-82	Dec-42	1.02	IPCA
LT 138 kV PALHOCA ESU /J.LACERDA-A C-1 SC	108.60	138	Oct-83	Dec-42	5.07	IPCA
LT 138 kV TIJUCAS /CAMBORIU M.B. C-1 SC	23.13	138	Feb-02	Dec-42	0.46	IPCA
LT 230 kV ANASTACIO /DOURADOS C-1 MS	210.90	230	Aug-94	Dec-42	11.14	IPCA
LT 230 kV AREIA /PONTA G NORTE C-1 PR	181.60	230	Oct-76	Dec-42	9.59	IPCA
LT 230 kV AREIA /S. OSORIO C-1 PR	156.27	230	Jan-77	Dec-42	8.25	IPCA
LT 230 kV AREIA /S. OSORIO C-2 PR	156.16	230	Dec-76	Dec-42	8.25	IPCA
LT 230 kV AREIA /S.MATEUS SUL C-1 PR	129.00	230	Jul-90	Dec-42	6.81	IPCA
LT 230 kV ASSIS /LONDRINA COT C-1 SP/PR	114.30	230	Mar-79	Dec-42	6.04	IPCA
LT 230 kV ATLANTIDA 2 /GRAVATAI 3 C-1 RS	100.17	230	Apr-08	Dec-42	2.25	IPCA
LT 230 kV ATLANTIDA 2 /OSORIO 2 C-1 RS	36.00	230	May-07	Dec-42	1.01	IPCA
LT 230 kV BIGUACU /DESTERRO C-1 SC	56.58	230	Dec-08	Dec-42	1.27	IPCA
LT 230 kV BIGUACU /GASPAR 2 C-1 SC	110.00	230	Mar-15	Dec-42	5.57	IPCA
LT 230 kV BIGUACU /J.LACERDA-B C-1 SC	129.50	230	Oct-80	Dec-42	6.93	IPCA
LT 230 kV BIGUACU /PALHOCA ESU C-1 SC	20.40	230	Oct-80	Dec-42	0.57	IPCA
LT 230 kV BLUMENAU /ITAJAI C-1 SC	37.55	230	Jan-02	Dec-42	0.67	IPCA
LT 230 kV BLUMENAU /ITAJAI C-2 SC	37.55	230	Mar-02	Dec-42	0.67	IPCA
LT 230 kV BLUMENAU /JOINV.NORTE C-1 SC	72.85	230	Apr-79	Dec-42	3.85	IPCA
LT 230 kV BLUMENAU /JOINVILLE C-1 SC	67.00	230	Sep-79	Dec-42	3.54	IPCA
LT 230 kV C.I.AUT.GRA /GRAVATAI 3 C-1 RS	2.06	230	Nov-07	Dec-42	0.06	IPCA

Eletrosul	LT 69 kVSalto Osório / Salto Santiago	56.20	69	Oct-78	Dec-42	***	-
	LT 138 kV ANASTACIO /AQUIDAUANA C-1 MS	11.10	138	Nov-06	Dec-42	0.38	IPCA
	LT 138 kV ANASTACIO /AQUIDAUANA C-2 MS	11.10	138	Nov-06	Dec-42	0.16	IPCA
	LT 138 kV ARAQUARI (HYOSUNG) /JOINVILLE SANTA CATARINA C-1 SC	19.30	138	May-12	Dec-42	0.55	IPCA
	LT 138 kV BIGUACU /FLORIANOPOLIS C-1 SC	19.50	138	Feb-02	Dec-42	0.39	IPCA
	LT 138 kV BIGUACU /FLORIANOPOLIS C-2 SC	19.50	138	Oct-90	Dec-42	0.55	IPCA
	LT 138 kV BIGUACU /ITAJAIFAZENDA C-1 SC	58.40	138	Oct-90	Dec-42	2.39	IPCA
	LT 138 kV BIGUACU /TIJUCAS C-1 SC	27.28	138	Feb-02	Dec-42	0.56	IPCA
	LT 138 kV BLUMENAU /GASPAR	29.00	138	Sep-89	Dec-42	***	IPCA
	LT 138 kV BLUMENAU /ILHOTA C-1 SC	40.20	138	Oct-88	Dec-42	1.88	-
	LT 138 kV CAMBORIU M.B. /ITAJAI C-1 SC	13.31	138	Feb-02	Dec-42	0.62	IPCA
	LT 138 kV CAMPO GRANDE /U.MIMOSO C-2 MS	108.30	138	Oct-83	Dec-42	5.06	IPCA
	LT 138 kV CAMPO GRANDE /U.MIMOSO C-3 MS	108.30	138	Sep-83	Dec-42	3.11	IPCA
	LT 138 kV CAMPO GRANDE /U.MIMOSO C-4 MS	108.30	138	Sep-83	Dec-42	3.11	IPCA
	LT 138 kV D.DAS NACOES /IVINHEMA 2 C-1 MS	94.70	138	Dec-83	Dec-42	3.44	IPCA
	LT 138 kV ELDORADO /GUAIRA C-1 MS/PR	16.90	138	Oct-82	Dec-42	0.79	IPCA
	LT 138 kV FLORIANOPOLIS /PALHOCA ESU C-1 SC	9.60	138	Nov-83	Dec-42	0.33	IPCA
	LT 138 kV FLORIANOPOLIS /PALHOCA ESU C-2 SC	9.60	138	Nov-83	Dec-42	0.33	IPCA
	LT 138 kV GASPAR /ILHOTA C-1 SC	11.20	138	Oct-88	Dec-42	0.52	IPCA
	LT 138 kV ILHOTA /ARAQUARI (HYOSUNG) C-1 SC	47.65	138	Sep-11	Dec-42	0.74	IPCA
	LT 138 kV ILHOTA /ITAJAI C-1 SC	7.89	138	Mar-02	Dec-42	0.37	IPCA
	LT 138 kV ILHOTA /ITAJAI C-2 SC	7.89	138	Mar-02	Dec-42	***	-
	LT 138 kV ILHOTA /PICARRAS C-1 SC	14.80	138	Apr-94	Dec-42	0.69	IPCA
	LT 138 kV IMBITUBA /J.LACERDA-A C-1 SC	45.70	138	Oct-80	Dec-42	2.13	IPCA
	LT 138 kV IMBITUBA /PAL.PINHEIRA C-1 SC	61.84	138	Mar-82	Dec-42	2.50	IPCA
	LT 138 kV ITAJAI /ITAJAIFAZENDA C-1 SC	5.35	138	Mar-02	Dec-42	0.11	IPCA
	LT 138 kV IVINHEMA /IVINHEMA 2 C-1 MS	33.50	138	Mar-82	Dec-42	1.04	IPCA
	LT 138 kV IVINHEMA 2 /NOVA ANDRADINA C-1 MS	40.36	138	Mar-82	Dec-42	0.90	IPCA
	LT 138 kV JOINVILLE SANTA CATARINA /JOINVILLE GM C-1 SC	3.00	138	Oct-15	Dec-42	0.28	IPCA
	LT 138 kV J.S.CATARINA /PICARRAS C-1 SC	50.00	138	Oct-99	Dec-42	0.99	IPCA
	LT 138 kV JOINVILLE /J.S.CATARINA C-1 SC	11.06	138	Oct-99	Dec-42	0.52	IPCA
	LT 138 kV JOINVILLE GM /JOINVILLE C-1 SC	8.73	138	May-12	Dec-42	0.26	IPCA
	LT 138 kV JUPIA /U.MIMOSO C-2 SP/MS	218.70	138	Feb-92	Dec-42	10.21	IPCA
	LT 138 kV JUPIA /U.MIMOSO C-3 SP/MS	218.70	138	Jan-82	Dec-42	6.29	IPCA
	LT 138 kV JUPIA /U.MIMOSO C-4 SP/MS	218.70	138	Jan-82	Dec-42	6.29	IPCA
	LT 138 kV NOVA ANDRADINA /PORTO PRIMAVERA C-1 MS/SP	46.14	138	Mar-82	Dec-42	1.94	IPCA
	LT 138 kV PAL.PINHEIRA /PALHOCA ESU C-1 SC	31.16	138	Mar-82	Dec-42	1.02	IPCA
	LT 138 kV PALHOCA ESU /J.LACERDA-A C-1 SC	108.60	138	Oct-83	Dec-42	5.07	IPCA
	LT 138 kV TIJUCAS /CAMBORIU M.B. C-1 SC	23.13	138	Feb-02	Dec-42	0.46	IPCA
	LT 230 kV ANASTACIO /DOURADOS C-1 MS	210.90	230	Aug-94	Dec-42	11.14	IPCA
	LT 230 kV AREIA /PONTA G NORTE C-1 PR	181.60	230	Oct-76	Dec-42	9.59	IPCA
	LT 230 kV AREIA /S. OSORIO C-1 PR	156.27	230	Jan-77	Dec-42	8.25	IPCA
	LT 230 kV AREIA /S. OSORIO C-2 PR	156.16	230	Dec-76	Dec-42	8.25	IPCA
	LT 230 kV AREIA /S.MATEUS SUL C-1 PR	129.00	230	Jul-90	Dec-42	6.81	IPCA
	LT 230 kV ASSIS /LONDRINA COT C-1 SP/PR	114.30	230	Mar-79	Dec-42	6.04	IPCA
	LT 230 kV ATLANTIDA 2 /GRAVATAI 3 C-1 RS	100.17	230	Apr-08	Dec-42	2.25	IPCA
	LT 230 kV ATLANTIDA 2 /OSORIO 2 C-1 RS	36.00	230	May-07	Dec-42	1.01	IPCA
	LT 230 kV BIGUACU /DESTERRO C-1 SC	56.58	230	Dec-08	Dec-42	1.27	IPCA
	LT 230 kV BIGUACU /GASPAR 2 C-1 SC	110.00	230	Mar-15	Dec-42	5.57	IPCA
	LT 230 kV BIGUACU /J.LACERDA-B C-1 SC	129.50	230	Oct-80	Dec-42	6.93	IPCA
	LT 230 kV BIGUACU /PALHOCA ESU C-1 SC	20.40	230	Oct-80	Dec-42	0.57	IPCA
	LT 230 kV BLUMENAU /ITAJAI C-1 SC	37.55	230	Jan-02	Dec-42	0.67	IPCA
	LT 230 kV BLUMENAU /ITAJAI C-2 SC	37.55	230	Mar-02	Dec-42	0.67	IPCA
	LT 230 kV BLUMENAU /JOINV.NORTE C-1 SC	72.85	230	Apr-79	Dec-42	3.85	IPCA
	LT 230 kV BLUMENAU /JOINVILLE C-1 SC	67.00	230	Sep-79	Dec-42	3.54	IPCA
	LT 230 kV C.I.AUT.GRA /GRAVATAI 3 C-1 RS	2.06	230	Nov-07	Dec-42	0.06	IPCA
	LT 230 kV C.MOURAO /APUCARANA C-1 PR	114.50	230	Feb-76	Dec-42	6.05	IPCA
	LT 230 kV C.MOURAO /MARINGA C-1 PR	79.90	230	Feb-76	Dec-42	4.22	IPCA
	LT 230 kV C.MOURAO /S. OSORIO C-1 PR	181.20	230	Feb-76	Dec-42	9.57	IPCA
	LT 230 kV C.MOURAO /S. OSORIO C-2 PR	181.30	230	May-76	Dec-42	9.57	IPCA
	LT 230 kV CANOINHAS ESU /S.MATEUS SUL C-1 SC/PR	47.70	230	Feb-88	Dec-42	2.52	IPCA
	LT 230 kV CASCAVEL OEST /CASCAVEL C-1 PR	9.90	230	Apr-01	Dec-42	0.63	IPCA
	LT 230 kV CASCAVEL OESTE /GUAÍRA C-1 PR	126.20	230	Mar-13	Dec-42	6.72	IPCA
	LT 230 kV CAXIAS /CAXIAS SUL 5 C-1 RS	22.49	230	Jun-09	Dec-42	0.56	IPCA
	LT 230 kV CURITIBA /JOINV.NORTE C-1 PR/SC	96.36	230	Nov-76	Dec-42	5.09	IPCA
	LT 230 kV CURITIBA /JOINVILLE C-1 PR/SC	99.70	230	Jun-77	Dec-42	5.26	IPCA
	LT 230 kV CURITIBA /S.MATEUS SUL C-1 PR	116.70	230	Jul-90	Dec-42	6.16	IPCA
	LT 230 kV DOURADOS /GUAIRA C-1 MS/PR	226.50	230	Nov-91	Dec-42	11.96	IPCA
	LT 230 kV FARROUPILHA /CAXIAS SUL 5 C-1 RS	17.90	230	Oct-05	Dec-42	0.44	IPCA
	LT 230 kV FARROUPILHA /MONTE CLARO C-1 RS	30.96	230	Sep-04	Dec-42	0.70	IPCA
	LT 230 kV FARROUPILHA /MONTE CLARO C-2 RS	31.00	230	Sep-04	Dec-42	0.70	IPCA
	LT 230 kV FORQUILHINHA /L.GRANDE C-1 SC/RS	116.50	230	Sep-03	Dec-42	0.43	IPCA
	LT 230 kV FORQUILHINHA /SIDEROPOL.ESU C-1 SC	27.60	230	Oct-11	Dec-42	0.31	IPCA
	LT 230 kV GASPAR 2 /BLUMENAU C-1 SC	15.00	230	Jan-84	Dec-42	0.58	IPCA
	LT 230 kV GASPAR 2 /BLUMENAU C-2 SC	18.07	230	Mar-15	Dec-42	0.90	IPCA
	LT 230 kV GASPAR 2 /PALHOCA ESU C-1 SC	120.83	230	Jan-84	Dec-42	6.60	IPCA
	LT 230 kV GRAVATAI 2 CIAG /GRAVATAI 3 C-1 RS	-	230	Nov-07	Dec-42	0.60	IPCA
	LT 230 kV J.LACERDA-A /J.LACERDA-B C-1 SC	0.80	230	Dec-79	Dec-42	0.04	IPCA
	LT 230 kV J.LACERDA-A /J.LACERDA-B C-2 SC	0.80	230	Oct-07	Dec-42	0.02	IPCA
	LT 230 kV J.LACERDA-B /PALHOCA ESU C-1 SC	120.60	230	Aug-05	Dec-42	6.37	IPCA
	LT 230 kV J.LACERDA-B /SIDEROPOL.ESU C-1 SC	49.40	230	Jun-79	Dec-42	2.61	IPCA
	LT 230 kV J.LACERDA-B /SIDEROPOL.ESU C-2 SC	47.30	230	Aug-79	Dec-42	2.50	IPCA
	LT 230 kV J.LACERDA-B /U.JLACERDA-C C-1 SC	0.50	230	Feb-97	Dec-42	0.03	IPCA
	LT 230 kV J.LACERDA-B /U.JLACERDA-C C-2 SC	0.50	230	Feb-97	Dec-42	0.03	IPCA
	LT 230 kV JOINVILLE /JOINV.NORTE C-1 SC	5.27	230	Nov-76	Dec-42	0.33	IPCA
	LT 230 kV JOINVILLE /VEGA DO SUL C-1 SC	44.10	230	Nov-02	Dec-42	0.78	IPCA
	LT 230 kV JOINVILLE /VEGA DO SUL C-2 SC	44.10	230	Nov-02	Dec-42	0.78	IPCA
	LT 230 kV L.GRANDE /CAXIAS SUL 5 C-1 RS	65.60	230	Oct-05	Dec-42	1.47	IPCA
	LT 230 kV LONDRINA ESU /APUCARANA C-1 PR	40.40	230	Apr-88	Dec-42	2.13	IPCA
	LT 230 kV LONDRINA ESU /ASSIS C-1 PR/SP	156.50	230	May-05	Dec-42	8.26	IPCA
	LT 230 kV LONDRINA ESU /LONDRINA COT C-1 PR	31.60	230	Apr-88	Dec-42	1.67	IPCA
	LT 230 kV LONDRINA ESU /MARINGA C-1 PR	95.30	230	May-05	Dec-42	5.03	IPCA
	LT 230 kV MONTE CLARO /NOVA PRATA 2 C-1 RS	30.90	230	Sep-04	Dec-42	0.69	IPCA
	LT 230 kV MONTE CLARO /NOVA PRATA 2 C-2 RS	32.60	230	Sep-04	Dec-42	0.98	IPCA
	LT 230 kV PASSO FUNDO /NOVA PRATA 2 C-1 RS	199.10	230	Nov-92	Dec-42	10.51	IPCA
	LT 230 kV PASSO FUNDO /NOVA PRATA 2 C-2 RS	189.90	230	Nov-92	Dec-42	4.63	IPCA
	LT 230 kV PASSO FUNDO /U.PASSO FUNDO C-1 RS	0.45	230	Mar-73	Dec-42	0.01	IPCA
	LT 230 kV PASSO FUNDO /U.PASSO FUNDO C-2 RS	0.45	230	May-73	Dec-42	0.01	IPCA
	LT 230 kV PASSO FUNDO /XANXERE ESU C-1 RS/SC	79.30	230	May-75	Dec-42	1.78	IPCA
	LT 230 kV PASSO FUNDO /XANXERE ESU C-2 RS/SC	79.20	230	Nov-79	Dec-42	4.18	IPCA
	LT 230 kV PATO BRANCO /XANXERE ESU C-1 PR/SC	79.60	230	Dec-79	Dec-42	4.20	IPCA
	LT 230 kV S. OSORIO /PATO BRANCO C-1 PR	85.90	230	Dec-79	Dec-42	4.54	IPCA
	LT 230 kV S. OSORIO /U.S.OSORIO C-1 A C-6 PR	2.28	230	Nov-75	Dec-42	-	IPCA
	LT 230 kV S. OSORIO /XANXERE ESU C-1 PR/SC	162.00	230	Oct-75	Dec-42	3.64	IPCA
	LT 500 kV AREIA /BATEIAS C-1 PR	220.30	500	Jun-00	Dec-42	28.39	IPCA
	LT 500 kV AREIA /BENTO MUNHOZ C-1 PR	10.70	500	Sep-80	Dec-42	1.65	IPCA
	LT 500 kV AREIA /BENTO MUNHOZ C-2 PR	10.90	500	Aug-81	Dec-42	1.69	IPCA
	LT 500 kV AREIA /C.NOVOS C-1 PR/SC	176.30	500	Sep-82	Dec-42	22.72	IPCA
	LT 500 kV AREIA /CURITIBA C-1 PR	235.82	500	Jun-00	Dec-42	30.39	IPCA
	LT 500 kV AREIA /IVAIPORA C-1 PR	173.20	500	May-82	Dec-42	22.32	IPCA
	LT 500 kV AREIA /SEGREDO C-1 PR	57.80	500	Aug-92	Dec-42	7.45	IPCA
	LT 500 kV BLUMENAU /CURITIBA C-1 SC/PR	135.70	500	Dec-83	Dec-42	17.49	IPCA
	LT 500 kV C.NOVOS /CAXIAS C-1 SC/RS	203.30	500	Dec-01	Dec-42	26.20	IPCA
	LT 500 kV C.NOVOS /MACHADINHO C-1 SC	50.30	500	Jan-02	Dec-42	6.49	IPCA
	LT 500 kV CAXIAS /ITA C-1 RS/SC	256.00	500	Feb-02	Dec-42	14.03	IPCA
	LT 500 kV CURITIBA /BATEIAS C-1 PR	33.50	500	Jun-00	Dec-42	4.32	IPCA
	LT 500 kV ITA /MACHADINHO C-1 SC	70.10	500	Jan-02	Dec-42	10.19	IPCA
	LT 500 kV IVAIPORA /IVAIPORA C-1 PR	0.79	500	Sep-82	Dec-42	0.13	IPCA
	LT 500 kV IVAIPORA /IVAIPORA C-2 PR	0.76	500	Feb-92	Dec-42	0.13	IPCA
	LT 500 kV IVAIPORA /IVAIPORA C-3 PR	0.76	500	Jun-04	Dec-42	0.05	IPCA
	LT 500 kV IVAIPORA /LONDRINA ESU C-1 PR	121.90	500	Apr-88	Dec-42	15.71	IPCA
	LT 500 kV IVAIPORA /S.SANTIAGO C-1 PR	165.55	500	May-82	Dec-42	21.34	IPCA
	LT 500 kV S.SANTIAGO /ITA C-1 PR/SC	186.80	500	Sep-87	Dec-42	24.08	IPCA
	LT 500 kV S.SANTIAGO /SEGREDO C-1 PR	60.90	500	Aug-92	Dec-42	7.85	IPCA
	LT 500 kV S.SANTIAGO /U.S.SANTIAGO C-1 PR	0.67	500	Aug-92	Dec-42	0.11	IPCA
	LT 500 kV S.SANTIAGO /U.S.SANTIAGO C-2 PR	0.70	500	Aug-92	Dec-42	0.11	IPCA
	LT 500 kV S.SANTIAGO /U.S.SANTIAGO C-3 PR	0.74	500	Feb-82	Dec-42	***	IPCA
	LT 525 kV CAXIAS /GRAVATAI C-1 RS	78.70	525	Dec-01	Dec-42	10.14	IPCA
	LT 525 kV GRAVATAI /NOVA STA RITA C-1 RS	29.03	525	Apr-06	Dec-42	4.12	IPCA
	LT 525 kV ITA /NOVA STA RITA C-1 SC/RS	314.75	525	Apr-06	Dec-42	40.57	IPCA
* Enterprises in operation which do not have right to AAR.
(1) Operational agreement between Furnas and Eletronorte.

 *** Instalations without AAR that were allocated by Aneel when the concessions were extended (without affecting the total amount defined by the MME). After the next tariff review, AAR will also be redistributed to these assets.

	AAR Consolidation 1Q18 - (R$ million)
	Company	Corporate AAR
	Chesf	3,153.47
	Eletronorte	1,950.98
	Eletrosul	1,391.78
	Furnas	4,720.11
	Amazonas GT	46.86
	Total	11,263.21

III.4 Substation - Enterprises renewed in terms of 12,783/13 Law
Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR on 03.31.18 (R$ million)	Readjustment Index
Eletronorte	ABUNA	110.6	RO	May-02	Dec-42	3.90	3.60%
	ALTAMIRA	180.3	PA	Jun-98	Dec-42	11.35	3.60%
	ALUMAR	-	-	-	-	0.32	3.60%
	ARIQUEMES	180.3	RO	Aug-94	Dec-42	3.61	3.60%
	BARRA PEIXE	150.6	MT	Nov-93	Dec-42	13.70	3.60%
	BOA VISTA	301.7	RR	Jul-01	Dec-42	1.04	3.60%
	C. MAGALHAES	15.1	MT	Oct-81	Dec-42	1.97	3.60%
	CAMETA	23.6	PA	Aug-98	Dec-42	2.72	3.60%
	CARAJAS	0.3	PA	Nov-06	Dec-42	1.23	3.60%
	CASTANHAL	-	PA	Jun-12	Dec-42	1.81	3,6% No Transformer
	COELHO NETO	130.0	MA	Jan-00	Dec-42	5.24	3.60%
	COLINAS	1.5	TO	Mar-99	Dec-42	23.81	3.60%
	COXIPO	621.2	MT	Jul-87	Dec-42	25.38	3.60%
	CVRD	-	-	-	-	0.80	3.60%
	GUAMA	454.0	PA	Dec-81	Dec-42	8.43	3.60%
	IMPERATRIZ	1,842.2	MA	Dec-82	Dec-42	89.40	3.60%
	INTEGRADORA	-	PA	Jul-13	Dec-42	0.65	3.60%
	JARU	90.2	RO	Sep-97	Dec-42	4.33	3.60%
	JAURU	600.5	MT	Jun-03	Dec-42	3.23	3.60%
	JI-PARANA	380.6	RO	Sep-94	Dec-42	6.39	3.60%
	MARABA	1,063.8	PA	Oct-81	Dec-42	46.59	3.60%
	MIRACEMA	362.5	TO	Mar-99	Dec-42	28.24	3.60%
	MIRAMAR	-	PA	May-16	Dec-42	1.27	3,6% No Transformer
	MIRANDA II	500.6	MA	Jun-98	Dec-42	17.11	3.60%
	NOBRES	-	MT	Sep-96	Dec-42	1.55	3,6% No Transformer
	NOVA MUTUM	60.6	MT	Sep-96	Dec-42	4.89	3.60%
	P.DUTRA	721.0	MA	Dec-82	Dec-42	81.47	3.60%
	PERITORO	300.1	MA	Dec-82	Dec-42	7.28	3.60%
	PIMENTA BUENO	110.6	RO	Jun-08	Dec-42	4.29	3.60%
	PORTO FRANCO	399.5	MA	Feb-94	Dec-42	13.48	3.60%
	PORTO VELHO	525.6	RO	Jul-89	Dec-42	4.18	3.60%
	RIO BRANCO 1	423.0	AC	Nov-12	Dec-42	7.69	3.60%
	RONDONOPOLIS	400.9	MT	Jul-83	Dec-42	18.47	3.60%
	RUROPOLIS	300.6	PA	Dec-98	Dec-42	15.67	3.60%
	SAMUEL	0.3	RO	Jul-89	Dec-42	1.09	3.60%
	SANTA MARIA	600.2	PA	Sep-95	Dec-42	13.75	3.60%
	SAO LUIS I	401.7	MA	Dec-82	Dec-42	9.16	3.60%
	SAO LUIS II	2,829.0	MA	Dec-82	Dec-42	71.62	3.60%
	SINOP	356.0	MT	Sep-96	Dec-42	10.19	3.60%
	SORRISO	90.6	MT	Sep-96	Dec-42	5.57	3.60%
	SUB S.LUIS	-	-	-	-	6.94	3.60%
	TRANSAMAZONIC	60.3	PA	Dec-98	Dec-42	10.04	3.60%
	TUCURUI	969.0	PA	Oct-81	Dec-42	53.27	3.60%
	TUCURUI VILA	58.4	PA	Jun-99	Dec-42	4.16	3.60%
	UTINGA	602.0	PA	Dec-81	Dec-42	12.86	3.60%
	VARZEA GRANDE	-	-	-	-	3.82	3.60%
	VILA DO CONDE	3,817.4	PA	Dec-81	Dec-42	62.28	3.60%
	VILHENA	120.6	RO	Oct-08	Dec-42	4.45	3.60%
	XINGU	-	-	-	-	0.05	3.60%
	AMAPÁ	10.1	AP	Dec-01	Dec-42	(1)	-
	CALÇOENE	10.1	AP	May-02	Dec-42	(1)	-
	COARACY NUNES	40.1	AP	Nov-75	Dec-42	(1)	-
	EPITACIOLÂNDIA	22.1	AC	Mar-08	Dec-42	(1)	-
	EQUATORIAL	80.0	AP	Aug-00	Dec-42	(1)	-
	MACAPÁ II	53.4	AP	Nov-96	Dec-42	(1)	-
	PORTUÁRIA	20.0	AP	Apr-96	Dec-42	(1)	-
	SANTA RITA	80.0	AP	Dec-07	Dec-42	(1)	-
	SANTANA	120.5	AP	Oct-75	Dec-42	(1)	-
	SENA MADUREIRA	18.8	AC	Oct-08	Dec-42	(1)	-
	TARTARUGALZINHO	40.2	AP	Jun-00	Dec-42	(1)	-
Chesf	ABAIXADORA	110.0	BA	Oct-67	Dec-42	5.65	1.02%
	ACU II	378.0	RN	Nov-89	Dec-42	12.95	1.02%
	ANGELIM	310.0	PE	Jan-56	Dec-42	21.42	1.02%
	ANGELIM II	-	PE	Jan-80	Dec-42	11.49	1.02%
	B. ESPERANCA 230 kV	127.3	PI	Mar-70	Dec-42	32.20	1.02%
	B.JESUS LAPA	162.3	BA	Sep-81	Dec-42	19.73	1.02%
	BANABUIU	116.0	CE	Jan-64	Dec-42	11.49	1.02%
	BARREIRAS	401.0	BA	Jun-96	Dec-42	11.03	1.02%
	BOM NOME	510.0	PE	Oct-63	Dec-42	12.77	1.02%
	BONGI	530.0	PE	May-56	Dec-42	15.84	1.02%
	BROT.MACAUBAS	-	BA	Jul-12	Dec-42	0.37	1.02%
	C.GRANDE II	410.0	PB	May-64	Dec-42	43.66	1.02%
	CAMACARI II	2,600.0	BA	Jan-79	Dec-42	87.73	1.02%
	CAMPO FORMOSO (**)	-	BA	Dec-15	Dec-42	0.00	-
	CATU	300.0	BA	May-56	Dec-42	11.56	1.02%
	CAUIPE	200.0	CE	Mar-01	Dec-42	9.43	1.02%
	CIC. DANTAS	101.0	BA	May-56	Dec-42	6.86	1.02%
	COREMAS	300.0	PB	Dec-90	Dec-42	10.01	1.02%
	COTEGIPE	402.0	BA	Jan-56	Dec-42	11.42	1.02%
	COTEMINAS	-	PB	Dec-09	Dec-42	0.72	1.02%
	CUR.NOVOS II	103.7	RN	Nov-75	Dec-42	3.27	1.02%
	DELM. GOUVEIA	400.0	CE	Jun-89	Dec-42	21.12	1.02%
	ELISEU MARTIN	101.0	PI	Jan-06	Dec-42	1.55	1.02%
	EUNAPOLIS	400.0	BA	Sep-98	Dec-42	17.36	1.02%
	FORTALEZA	400.0	CE	Jan-64	Dec-42	39.27	1.02%
	FORTALEZA II	2,400.0	CE	May-00	Dec-42	58.65	1.02%
	FUNIL	550.0	BA	Jan-56	Dec-42	33.77	1.02%
	G.MANGABEIRA	200.0	BA	Mar-60	Dec-42	11.24	1.02%
	GOIANINHA	300.0	PE	Jan-61	Dec-42	15.12	1.02%
	ICO	200.0	CE	May-97	Dec-42	7.83	1.02%
	IRECE	228.9	BA	Sep-81	Dec-42	21.04	1.02%
	ITABAIANA	200.0	SE	May-57	Dec-42	10.88	1.02%
	ITABAIANINHA	239.0	SE	Feb-96	Dec-42	10.46	1.02%
	ITAPARICA	10.0	PE	Jan-83	Dec-42	1.74	1.02%
	ITAPEBI	-	BA	Jan-03	Dec-42	1.28	1.02%
	JACARACANGA	300.0	BA	Jan-82	Dec-42	11.62	1.02%
	JAGUARARI-SE	-	BA	Jan-80	Dec-42	2.26	1.02%
	JARDIM	2,200.0	SE	Aug-79	Dec-42	55.77	1.02%
	JOAIRAM	450.0	PE	Jul-06	Dec-42	3.71	1.02%
	JUAZEIRO II	402.0	BA	Apr-81	Dec-42	11.48	1.02%
	MACEIO	400.0	AL	Sep-02	Dec-42	11.19	1.02%
	MATATU	380.0	BA	Jan-65	Dec-42	17.82	1.02%
	MESSIAS	1,200.0	AL	Nov-94	Dec-42	48.56	1.02%
	MILAGRES	2,120.0	CE	Jan-64	Dec-42	62.60	1.02%
	MIRUEIRA	400.0	PE	Aug-78	Dec-42	13.43	1.02%
	MOD.REDUZIDO	12.5	BA	Jan-67	Dec-42	0.41	1.02%
	MOSSORO II	400.0	RN	Jan-77	Dec-42	20.55	1.02%
	MOXOTO	20.0	BA	Jan-72	Dec-42	1.98	1.02%
	MULUNGU	10.0	BA	May-75	Dec-42	1.65	1.02%
	MUSSURE II	400.0	PB	Mar-79	Dec-42	11.46	1.02%
	NATAL II	400.0	RN	Jan-79	Dec-42	24.26	1.02%
	OLINDINA	40.0	BA	Apr-80	Dec-42	18.09	1.02%
	P. AFONSO IV	1,200.0	AL	Jan-79	Dec-42	29.31	1.02%
	P.AFONSO III	-	AL	Mar-74	Dec-42	13.17	1.02%
	PARAISO	200.0	RN	Feb-04	Dec-42	4.42	1.02%
	PAU FERRO	300.0	PE	Aug-02	Dec-42	5.08	1.02%
	PENEDO	300.0	AL	May-97	Dec-42	11.56	1.02%
	PICI II	500.0	CE	May-05	Dec-42	10.13	1.02%
	PICOS	240.0	PI	Jul-92	Dec-42	11.55	1.02%
	PIRAPAMA II	400.0	PE	Feb-72	Dec-42	15.13	1.02%
	PIRIPIRI	335.0	PI	Aug-73	Dec-42	17.67	1.02%
	PITUACU	400.0	BA	Mar-83	Dec-42	17.02	1.02%
	QUIXADA	-	CE	Jul-03	Dec-42	3.20	1.02%
	QUIXERÊ (**)	-	CE	Nov-14	Dec-42	0.00	-
	RECIFE II	2,410.0	PE	Jan-79	Dec-42	87.70	1.02%
	RIBEIRAO	400.0	PE	Oct-94	Dec-42	14.94	1.02%
	RIO LARGO II	300.0	AL	Dec-62	Dec-42	14.84	1.02%
	RUSSAS II	300.0	CE	Nov-82	Dec-42	7.54	1.02%
	S.JOAO PIAUI	416.7	PI	Nov-80	Dec-42	31.28	1.02%
	SAN.MATOS II	50.0	RN	Nov-75	Dec-42	2.46	1.02%
	SANTA CRUZ II	100.0	RN	Mar-63	Dec-42	1.95	1.02%
	SAPEACU	-	BA	May-03	Dec-42	1.02	1.02%
	SOBRAL II	-	CE	Nov-73	Dec-42	13.10	1.02%
	SOBRAL III	400.0	CE	Apr-00	Dec-42	27.13	1.02%
	SR.BONFIM II	1,200.0	BA	May-81	Dec-42	6.28	1.02%
	STO.A.JESUS	400.0	BA	Mar-97	Dec-42	11.88	1.02%
	TACAIMBO	301.0	PE	Jun-85	Dec-42	13.40	1.02%
	TACARATÚ (**)	300.0	PE	Dec-14	Dec-42	0.00	-
	TERESINA	-	PI	Apr-70	Dec-42	25.47	1.02%
	TERESINA II	590.0	PI	May-00	Dec-42	66.57	1.02%
	U.SOBRADINHO	900.0	BA	Oct-79	Dec-42	50.56	1.02%
	U.B.ESPERANCA	300.0	PI	Nov-80	Dec-42	9.81	1.02%
	PILÕES II	900.0	PB	Oct-12	Dec-42	-	-
	US. L.GONZAGA	-	PE	May-88	Dec-42	43.19	1.02%
	USINA XINGO 500 Kv	-	SE	Nov-94	Dec-42	36.54	1.02%
	ZEBU	38.4	AL	Nov-76	Dec-42	1.54	1.02%
Furnas	ADRIANOPOLIS	3,103.3	RJ	Nov-70	Dec-42	36.61	IPCA
	AGUA VERMELHA	-	MG	Jan-02	Jan-42	3.21	IPCA
	AGUAS LINDAS		GO	Mar-14	Dec-42	1.36	IPCA
	ANGRA FUR	1,354.8	RJ	Apr-71	Dec-42	35.14	IPCA
	ARARAQUARA FURNAS	-	SP	Apr-76	Dec-42	5.59	IPCA
	ATIBAIA 2	-	SP	Jan-13	Dec-42	0.24	IPCA
	BANDEIRANTES	1,433.3	GO	Oct-72	Dec-42	63.06	IPCA
	BARREIRO 1	-	MG	Jan-13	Jan-43	1.59	IPCA
	BARRO ALTO	216.3	GO	Mar-82	Dec-42	22.51	IPCA
	BRAS. GERAL	300.0	DF	Feb-60	Dec-42	9.88	IPCA
	BRAS. SUL	2,175.0	DF	Mar-73	Dec-42	65.55	IPCA
	C. DOURADA	-	GO	Jan-86	Dec-42	4.42	IPCA
	C. PAULISTA	583.3	SP	Oct-76	Dec-42	27.29	IPCA
	CAMPINAS	1,970.0	SP	Sep-72	Dec-42	26.71	IPCA
	CAMPOS	1,183.3	RJ	Feb-73	Dec-42	36.02	IPCA
	CORUMBA	-	GO	Mar-97	Dec-42	7.72	IPCA
	ESTREITO	-	MG	Jan-13	Jan-43	1.26	IPCA
	F.IGUACU 50HZ	8,812.0	PR	Dec-82	Dec-42	560.12	IPCA
	F.IGUACU 60HZ	7,156.0	PR	Dec-82	Dec-42	136.01	IPCA
	FUNIL	-	RJ	Sep-63	Dec-42	3.62	IPCA
	FURNAS	-	MG	Sep-63	Dec-42	9.55	IPCA
	GRAJAU	2,800.0	RJ	Dec-79	Dec-42	49.61	IPCA
	GUARULHOS	-	SP	Sep-63	Dec-42	14.61	IPCA
	GURUPI	-	TO	Mar-99	Dec-42	21.77	IPCA
	IBIUNA	12,050.4	SP	Apr-84	Dec-42	155.12	IPCA
	IMBARIE	-	RJ	Oct-68	Dec-42	1.09	IPCA
	IRIRI	-	RJ	Oct-09	Dec-42	0.72	IPCA
	ITABERA	-	SP	Sep-82	Dec-42	47.86	IPCA
	ITUMBIARA	-	MG	Mar-73	Feb-20	77.12	IPCA
	ITUTINGA		MG	Apr-67	Dec-42	2.97	IPCA
	IVAIPORA	11,006.0	PR	Oct-82	Dec-42	116.45	IPCA
	JACAREPAGUA	1,275.0	RJ	Dec-67	Dec-42	29.91	IPCA
	L.C.BARRETO	-	SP	Mar-69	Dec-42	14.78	IPCA
	M. MORAES	-	MG	Dec-56	Oct-23	16.55	IPCA
	MACAE MERCHAN	-	RJ	Nov-01	Dec-42	1.98	IPCA
	MARIMBONDO	-	MG	Aug-75	Dec-42	10.81	IPCA
	MOGI	-	-	-	-	2.17	IPCA
	MOGI CRUZES	1,166.7	SP	Mar-64	Dec-42	26.66	IPCA
	NIQUELANDIA	-	GO	Oct-99	Dec-42	7.14	IPCA
	OURO PRETO 2	-	MG	Feb-04	Dec-42	4.68	IPCA
	P. COLOMBIA	-	MG	Jul-73	Dec-42	8.48	IPCA
	PARQUE EMAS		GO	Nov-13	Nov-53	1.17	IPCA
	PIRINEUS	-	GO	Nov-06	Dec-42	0.55	IPCA
	POCOS CALDAS	1,846.7	MG	Sep-63	Dec-42	34.53	IPCA
	RIO CLARO		GO	Nov-13	Nov-53	1.17	IPCA
	RIO VERDE FUR	333.3	GO	Dec-75	Dec-42	17.79	IPCA
	ROCHA LEAO	-	RJ	Dec-72	Dec-42	6.20	IPCA
	S.DA MESA	-	-	-	-	52.19	IPCA
	SAMAMBAIA	5,525.0	DF	Mar-98	Dec-42	89.72	IPCA
	SANTA CRUZ	-	RJ	Jun-67	Jan-43	4.26	IPCA
	SAO GONCALO	-	RJ	Jun-77	Jan-43	0.42	IPCA
	SAO JOSE	2,600.0	RJ	Aug-91	Dec-42	73.07	IPCA
	TIJUCO PRETO	19,114.7	SP	Sep-82	Dec-42	191.79	IPCA
	HPP S.DA MESA	-	GO	Mar-98	Nov-39	10.24	IPCA
	USI CAMPOS	-	RJ	Dec-68	Jul-27	2.54	IPCA
	VENDA PEDRAS	-	RJ	Jan-13	Jan-43	0.26	IPCA
	VIANA	750.0	ES	Dec-05	Dec-42	5.74	IPCA
	VITORIA	1,113.4	ES	Nov-78	Dec-42	35.03	IPCA
	ZONA OESTE	-	RJ	Jun-09	Jun-39	1.95	IPCA
Eletrosul	ALEGRETE	83.0	RS	May-71	Dec-42	3.24	IPCA
	ANASTACIO	150.0	MS	Aug-94	Dec-42	4.53	IPCA
	ARAQUARI (HYOSUNG)	-	SC	Jan-13	Dec-42	0.41	IPCA
	AREIA	672.0	PR	Aug-80	Dec-42	19.84	IPCA
	ASSIS	336.0	SP	Mar-79	Dec-42	8.02	IPCA
	ATLANTIDA 2	249.0	RS	May-07	Dec-42	3.73	IPCA
	BIGUACU	600.0	SC	Apr-08	Dec-42	9.35	IPCA
	BLUMENAU	1,962.0	SC	Apr-79	Dec-42	37.71	IPCA
	C.MOURAO	-	PR	Jan-13	Dec-42	1.90	IPCA
	C.NOVOS	2,466.0	SC	Sep-82	Dec-42	32.23	IPCA
	CAMPO GRANDE	-	SC	Sep-82	Dec-42	3.39	IPCA
	CANOINHAS ESU	450.0	SC	Feb-88	Dec-42	7.47	IPCA
	CAXIAS	2,016.0	RS	Dec-01	Dec-42	21.50	IPCA
	CAXIAS SUL 5	215.0	RS	Jun-05	Dec-42	4.49	IPCA
	CHARQUEADAS	88.0	RS	Jan-72	Dec-42	3.80	IPCA
	CURITIBA	1,344.0	PR	Oct-80	Dec-42	28.35	IPCA
	D.SANTA CRUZ	-	MS	Jan-13	Dec-42	0.21	IPCA
	DESTERRO	300.0	SC	Dec-08	Dec-42	4.71	IPCA
	DOURADOS	300.0	MS	Nov-87	Dec-42	8.57	IPCA
	FARROUPILHA	88.0	RS	Jun-73	Dec-42	5.55	IPCA
	FLORIANOPOLIS	75.0	SC	Dec-74	Dec-42	3.04	IPCA
	FORQUILHINHA	-	SC	Jan-13	Dec-42	0.54	IPCA
	FOZ DO CHAPECO	-	RS	Apr-15	Dec-42	0.63	IPCA
	GASPAR 2	-	SC	Sep-16	Dec-42	1.49	IPCA
	GRAVATAI	2,016.0	RS	Sep-82	Dec-42	36.85	IPCA
	GRAVATAI 2	-	RS	Jan-13	Dec-42	1.16	IPCA
	GRAVATAI 3	165.0	RS	Nov-07	Dec-42	3.16	IPCA
	ILHOTA	100.0	SC	Dec-76	Dec-42	5.64	IPCA
	IMBITUBA	-	SC	Feb-16	Dec-42	0.02	IPCA
	ITA	-	SC	Mar-65	Dec-42	14.15	IPCA
	ITAJAI	600.0	SC	Jan-02	Dec-42	6.82	IPCA
	IVAIPORA	-	PR	May-82	Dec-42	14.89	IPCA
	J.LACERDA-A	399.8	SC	Mar-65	Dec-42	9.46	IPCA
	J.LACERDA-B	-	SC	Jun-79	Dec-42	4.83	IPCA
	JOINV.NORTE	600.0	SC	Jun-09	Dec-42	11.28	IPCA
	JOINVILLE	691.0	SC	Nov-74	Dec-42	16.01	IPCA
	JOINVILLE GM	-	SC	May-12	Dec-42	0.97	IPCA
	JOINVILLE SANTA CATARINA	-	SC	Oct-15	Dec-42	1.31	IPCA
	L.GRANDE	-	RS	Jan-13	Dec-42	0.67	IPCA
	LONDRINA ESU	1,344.0	PR	Apr-88	Dec-42	18.51	IPCA
	MACHADINHO	-	SC	Jan-13	Dec-42	0.99	IPCA
	MARINGA	-	PR	Jan-13	Dec-42	0.26	IPCA
	MONTE CLARO	-	RS	Jan-13	Dec-42	0.68	IPCA
	NOVA ANDRADINA	-	MS	Jul-16	Dec-42	1.09	IPCA
	NOVA PRATA 2	-	RS	Sep-15	Dec-42	1.28	IPCA
	NOVA STA RITA	2,016.0	RS	Aug-09	Dec-42	24.00	IPCA
	OSORIO 2	-	RS	Jan-13	Dec-42	0.68	IPCA
	PAL.PINHEIRA	-	SC	Feb-16	Dec-42	0.92	IPCA
	PALHOCA ESU	384.0	SC	Jan-84	Dec-42	10.24	IPCA
	PASSO FUNDO	168.0	RS	Nov-92	Dec-42	8.99	IPCA
	S. OSORIO	33.3	PR	Oct-75	Dec-42	4.99	IPCA
	S.SANTIAGO	15.0	PR	Nov-80	Dec-42	8.08	IPCA
	SANTO ANGELO	2,016.0	RS	Dec-99	Dec-42	25.73	IPCA
	SIDEROPOL.ESU	352.0	SC	Apr-75	Dec-42	8.23	IPCA
	TAPERA 2	249.0	RS	Mar-05	Dec-42	5.60	IPCA
	TIJUCAS	-	SC	Nov-12	Dec-42	0.82	IPCA
	U.MIMOSO	-	MS	Jan-13	Dec-42	0.79	IPCA
	XANXERE ESU	600.0	SC	Jun-86	Dec-42	5.82	IPCA
(1) Enterprises in operation which do not have right to AAR.
(2) Furnas contains substations associated with enterprises renewed under Law 12,783, which have transformation capacity of 6,322.81 MVA.
(*) The SS has no transformation capacity (elevatory susbstation)
(**) There is no AAR associated to Chesf because this SS belongs to a Special Proposed Company (SPE) in which Chesf has its own equipment with, at least, one line input.

III.4.2 Substation – Enterprises not renewed under 12,783/13 law terms
Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR em 03.31.18 (R$ Million)(1)	Readjustment Index
Eletronorte	ABUNA	-	RO	-	-	2.40	3.60%
	ARARAQUARA 2	3505.2	SP	Mar-13	Feb-39	116.70	3.60%
	ARIQUEMES	-	RO	-	-	1.68	3.60%
	BALSAS	200.0	MA	Dec-11	Jan-39	3.60	3.60%
	COLETORA PORTO VELHO	5438.4	RO	Mar-13	Feb-39	195.60	3.60%
	JAURU	-	RO	-	-	1.23	3.60%
	JI-PARANA	-	RO	-	-	1.68	3.60%
	JORGE TEIXEIRA - CC 009/2010	-	AM	-	-	1.07	6.40%
	JORGE TEIXEIRA - CC 014/2012	-	AM	-	-	0.39	-9.33%
	LECHUGA - CC 009/2010	-	AM	Mar-15	May-42	1.07	6.40%
	LECHUGA - CC 014/2012	450.0	AM	Mar-15	May-42	6.69	-9.33%
	LUCAS RIO VERDE	75.0	MT	Apr-13	Jun-41	2.71	6.40%
	MIRAMAR	450.0	PA	Apr-16	Apr-46	3.79	-9.54%
	MIRANDA II (ATR1)	450.0	MA	Nov-10	Jan-39	10.51	3.60%
	NOBRES	200.0	MT	Sep-13	Dec-41	1.85	-9.78%
	PIMENTA BUENO	-	RO	-	-	1.68	3.60%
	PORTO VELHO	-	RO	Mar-13	Feb-39	1.63	3.60%
	RIB.GONCALVES	650.0	MA	Dec-11	Jan-39	12.39	3.60%
	RIO BRANCO 1 (EX RBTE) - NÃO TEM TF NESTA SE	-	AC	Oct-11	Nov-39	6.54	3.60%
	SAMUEL	-	RO	-	-	1.01	3.60%
	SAO LUIS II	-	MA	-	-	0.24	3.60%
	SAO LUIS III	300.3	MA	May-10	Mar-38	4.82	3.60%
	TUCURUI	300.0	PA	Dec-14	Dec-41	2.03	-9.54%
	VILHENA	-	RO	-	-	2.34	3.60%
Chesf	Tauá II	202.0	CE	Dec-07	Mar-35	14.57	1.02%
	Ibicoara	410.0	BA	Jan-11	Jun-37	5.90	1.04%
	Santa Rita II	450.0	PB	Jul-12	Aug-39	7.41	1.04%
	Suape III	300.0	PE	Jul-12	Jan-39	4.42	1.04%
	Natal III	300.0	RN	Aug-12	Aug-39	8.51	1.04%
	Zebu II	200.0	AL	Jul-12	Aug-39	5.01	1.04%
	Brumado II	NA	BA	Aug-10	Jun-37	0.33	1.04%
	Camaçari IV	2400.0	BA	Nov-12	Jul-40	18.56	1.04%
	Suape II	1200.0	PE	Dec-12	Jan-39	12.90	1.04%
	Arapiraca III	200.0	AL	Jun-13	Oct-40	9.44	1.04%
	Extremoz II	NA	RN	Feb-14	Nov-40	4.28	1.04%
	João Câmara	360.0	RN	Feb-14	Nov-40	3.44	1.04%
	Acaraú II	200.0	CE	Apr-14	Nov-40	3.92	1.04%
	Igaporã	450.0	BA	Jun-14	Nov-40	6.04	1.04%
	Aquiraz II (1)	NA	CE	Dec-13	-	0.00	1.04%
	Pecém II (1)	NA	CE	Oct-13	-	(**)	(**)
	Ceará Mirim II (1)	NA	RN	Sep-14	-	(**)	(**)
	Bom Jesus da Lapa II	NA	BA	Dec-15	Nov-40	0.20	1.04%
	Igaporã III	1500.0	BA	Dec-15	Jun-42	1.43	1.04%
	Pindaí II	300.0	BA	Dec-15	Jun-42	4.04	1.04%
	Campina Grande III (1)	NA	PB	Dec-15	Oct-41	(**)	(**)
	Garanhuns II (1)	NA	PE	Dec-15	Dec-41	(**)	(**)
	Lagoa Nova II	450.0	RN	Dec-15	Oct-41	5.47	1.04%
	Mirueira II	300.0	PE	Apr-16	Jun-42	5.58	1.04%
	Polo	100.0	BA	Apr-16	Oct-40	1.39	1.04%
	Ibiapina II (2)	200.0	PI	Sep-16	Aug-41	3.38	1.04%
	Touros	150.0	RN	May-17	Jun-42	3.43	1.04%
	Tabocas do Brejo Velho (3)	NA	BA	Jun-17	-	(***)	(***)
	Morro do Chapéu	150.0	BA	Jul-17	Oct-41	1.23	1.04%
	Mossoró IV	100.0	RN	Oct-17	Jun-42	-	-
	Teresina III	400.0	PI	Oct-17	Dec-41	-	-
	Casa Nova II	180.0	BA	Nov-17	Dec-37	-	-
	SS Elev. Usina de Curemas	4.2	PB	Jan-68	Nov-24	-	-
	SS Elev. Usina de Sobradinho	1200.0	BA	Oct-79	Feb-22	-	-
	SS Elev. Usina Term. Camaçari	400	BA	Sep-78	Aug-27	-	-
Furnas	B.DESPACHO 3 (LT B.DESPACHO3-O.PRETO2) CCO-2009-003 RB)	-	MG	Jan-09	Jan-39	1.62	IPCA
	BATEIAS (LT IBIÚNA-BATEIAS) CCO-2001-034-RB)	-	PR	May-01	May-31	12.32	IGPM
	CAMPOS (LT MACAÉ-CAMPOS) CCO-2005-006 RB)	-	RJ	May-05	May-35	1.75	IGPM
	IBIUNA (LT IBIÚNA-BATEIAS) CCO-2001-034-RB)	2250.0	SP	May-01	May-31	98.39	IGPM
	ITAPETI (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	Apr-06	Apr-36	4.97	IPCA
	MACAE MERCHAN (LT MACAÉ-CAMPOS) CCO-2005-006 RB)	-	RJ	May-05	May-35	2.32	IGPM
	NORDESTE (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	Apr-06	Apr-36	1.66	IPCA
	OURO PRETO 2 (LT B.DESPACHO3-O.PRETO2) CCO-2009-003 RB)	-	MG	Jan-09	Jan-39	0.67	IPCA
	TIJUCO PRETO (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	Apr-06	Apr-36	3.82	IPCA
	ZONA OESTE (CCO-2012-016-RB)	1200.0	RJ	May-12	May-42	8.64	IPCA
Amazonas G&T	CRIST. ROCHA		AM	Nov-16	Without definition	0.67	-
	JORGE TEIXEIRA	300.0	AM	May-14	Without definition	7.72	-
	LECHUGA	-	AM	Aug-14	Without definition	3.50	-
	MANAUS	450.0	AM	Feb-89	Without definition	9.83	-
	MAUA III	600.0	AM	May-14	Without definition	12.12	-
	PRES FIGUEIREDO	15.0	AM	Sep-98	Without definition	0.60	-
	HPP BALBINA	-	AM	Feb-89	Without definition	0.75
Eletrosul	ABDON BATISTA	0.0	SC	Jan-15	Mar-35	0.44	IGPM
	BIGUACU	2016.0	SC	Apr-08	Mar-35	41.10	IGPM
	BLUMENAU	0.0	SC	Apr-79	Mar-35	5.60	IGPM
	C.NOVOS	-	SC	Sep-82	Mar-35	7.68	IGPM
	CASCAVEL OEST	0.0	PR	Oct-05	Feb-34	5.50	IGPM
	CAXIAS SUL 6	330.0	RS	Aug-12	Oct-40	4.26	IPCA
	CV URUGUAIANA	239.7	RS	Sep-94	Jul-21	9.99	IPCA
	FOZ DO CHAPECO	150.0	RS	Dec-12	Jun-41	4.38	IPCA
	GARIBALDI 1	-	RS	May-13	Oct-40	0.51	IPCA
	GUARITA	0.0	RS	May-77	Jun-41	0.11	IPCA
	IJUI 2	166.0	RS	Apr-13	Oct-40	3.53	IPCA
	IVAIPORA	0.0	PR	May-82	Feb-34	10.55	IGPM
	IVINHEMA 2	300.0	MS	Jan-16	Jan-44	3.30	IPCA
	L.GRANDE	150.0	RS	Nov-12	Oct-40	3.39	IPCA
	MISSOES	150.0	RS	Nov-10	Jan-39	5.36	IPCA
	MONTE CLARO	0.0	RS	Sep-04	Oct-40	0.53	IPCA
	N. PETROPOLIS 2	83.0	RS	Nov-12	Oct-40	2.49	IPCA
	NOVA STA RITA - AMPLIAÇÃO	672.0	RS	Dec-13	Apr-36	4.97	IPCA
	PRE.MEDICI	0.0	RS	Mar-08	Mar-38	0.38	IPCA
	S.SANTIAGO	0.0	PR	Dec-80	Feb-34	5.06	IGPM
	SANTA CRUZ 1	0.0	RS	Dec-99	Mar-38	0.32	IPCA
	XANXERE	0.0	SC	Oct-75		0.21	IPCA
(1) Substations belonging to SPEs in which Chesf has its own equipment installed with at least one line input.
(2) Although energized, the reported revenue of SS Ibiapina is still foreseen since it has not yet entered commercial operation.
(3) Transfer by donation by Enel Green Power. AAR not defined yet, SS in transfer process.
(4) Furnas contains substations associated with enterprises not renewed under Law 12,783, which have transformation capacity of 10.989,57 MVA.
NA - It does not apply because the SS has no transformation capacity.
(*) This SS has no AAR since it is na elevatory substation.
(**) There is no AAR associated to Chesf because this SS belongs to a Special Proposed Company (SPE) in which Chesf has its own equipment with, at least, one line input.
(***) Chesf does not have AAR associated with this substation because it is in transfer process (donation) by Enel Green Power.

IV.1 Distribution Data
Company	Extension of Distribution Lines (Km)	Number of Customers	Number of Counties Assisted	Substations
ED Acre	20,957	265,136	22	13
ED Alagoas	43,130	1,170,820	102	40
ED Amazonas Energia	32,256	990,125	62	25
ED Piauí	93,713	1,273,961	224	88
ED Rondônia	58,050	633,463	52	60
ED Roraima	3,684	116,065	1	3

Companies information

IV.2 Energy Sold – MWh
Companies	1Q18
ED Acre	256,300
ED Alagoas	940,523
ED Amazonas Energia	1,403,629
ED Piauí	803,264
ED Rondônia	748,794
ED Roraima	198,228
Total	4,350,738

IV.2.1 Energy Sold by Consumer Class
Distribution to	1Q18
	R$ million	MWh
Captive Market
Residential	1,204.0	1,760,945.3
Industrial	207.7	337,071.0
Commercial, services and others activities	574.3	845,483.0
Rural	89.4	215,578.7
Public Utilities	188.9	323,185.1
Public Ilumination	81.7	212,435.0
Public service	64.0	141,119.3
Own Consumption	3.5	7,925.1
Others	- 8.1	-
Captive Total	2,405.5	3,843,742.5
Free Costumer
Residential	5.2	42,693.7
Industrial	9.9	347,324.6
Commercial, services and others activities	4.7	81,550.6
Rural	-	-
Public Utilities	-	-
Public Ilumination	-	-
Public service	-	35,426.5
Own Consumption	-	-
Others	-	-
Free Costumer Total	19.8	506,995.4

Total Energy Sold (1)	2,425.27	4,350,737.87
(1) Total energy sold in 1Q17 includes 30,463 MWh of CERR (Roraima Energy Company), which has been under concession from Boa Vista Energia since January 1st.

IV.3 Energy purchased for resale
Company	Buyer	1Q18
		R$ Million	MWh
ED Acre	Eletrobras System	113.9	247,758.8
	Others	73.5	53,365.7
ED Alagoas	Eletrobras System	27.8	158,117.0
	Others	179.6	1,058,170.0
ED Amazonas Energia	Eletrobras System	108.0	800,669.0
	Others	58.9	616,313.6
ED Piauí	Eletrobras System	42.0	306,662.8
	Others	224.6	799,629.2
ED Rondônia	Eletrobras System	69.8	309,018.0
	Others	209.8	928,498.0
ED Roraima	Eletrobras System	61,539.4	257,674.4
	Others	39,023.4	47,126.3

IV.4 Network Expansion – number of new connections
Company	1Q18
ED Acre	5,063
ED Alagoas	13,541
ED Amazonas Energia	13,398
ED Piaui	9,638
ED Rondonia	8,994
ED Roraima	1,503

IV.5 Fuel used to produce electric energy
Company	Type (Unit)	1Q18
		Amount	R$ Million
ED Acre	Diesel Oil (L)	15,081,652.0	-
	Gas (m3)
ED Alagoas	Diesel Oil (L)	-	-
	Gas (m3)
ED Amazonas Energia	Diesel Oil (L)	105,843,558.9	377.3
	Gas (m3)	298,332,964.0	733.0
ED Piauí	Diesel Oil (L)	-	-
	Gas (m3)
ED Rondônia	Diesel Oil (L)	-	-
	Gas (m3)
ED Roraima	Diesel Oil (L)	5,900,957.0	21.9
	Gas (m3)

IV.6 Quality Indicators and Operational Performance
Company	DEC/ Stoppage Duration – hours	FEC/ Stoppage Frequency	TMA – Average Time of Assistence – minutes	Losses (%)
				Technical	Commercial
ED Acre	17.64	8.90	398.72	9.85	11.59
ED Alagoas	9.62	5.69	265.43	14.39	10.34
ED Amazonas	30.60	17.50	158.76	8.23	34.71
ED Piauí	8.23	4.29	565.65	12.17	11.70
ED Rondônia	7.91	3.91	361.51	11.15	16.73
ED Roraima	7.93	13.29	112.77	7.04	7.24

IX. Employees - Effective Headcount

IX.1 By Department
Eletrobras companies	Administrative	Operational	Total
Cepel	75	297	372
Eletronorte	881	1,958	2,839
Chesf	1,344	2,780	4,124
Furnas	952	2,236	3,188
Eletronuclear	501	1,280	1,781
Eletrosul	483	746	1,229
CGTEE	66	339	405
Amazonas GT	94	362	456
Itaipu Binacional	983	374	1,357
ED Acre	123	185	308
ED Alagoas	338	860	1,198
ED Amazonas Energia	453	1,248	1,701
ED Piauí	228	1,829	2,057
ED Rondônia	173	572	745
ED Roraima	251	149	400
Eletropar	4	-	4
Total	7,771	15,215	22,986

IX.2 Complementary Work-force
Eletrobras companies	1Q18
Cepel	-
Eletronorte	-
Chesf	-
Furnas	1,064
Eletronuclear	-
Eletrosul	-
CGTEE	-
Amazonas GT	15
Itaipu Binacional	-
ED Acre	402
ED Alagoas	304
ED Amazonas Energia	2,040
ED Piauí	955
ED Rondônia	1,275
ED Roraima	284
Eletropar	-
Total	6,339

VI. Investments Eletrobras Companies

VI.1 Total Investment – R$ Million
Generation - Expansion	1Q18
Eletrobras	0
Eletronorte	0.06
Chesf	11.13
Furnas	5.40
Eletronuclear	45.52
Eletrosul	0.00
CGTEE	0.00
Amazonas GT	2.85
ED Amazonas Energia	0.00

Generation - Maintenance	1Q18
Eletrobras	-
Eletronorte	0.55
Chesf	1.55
Furnas	27.02
Eletronuclear	12.65
Eletrosul	0.06
CGTEE	0.83
Amazonas GT	0.00
ED Amazonas Energia	1.52

Generation – Partnership Investments	1Q18
Eletrobras	76.2
Eletronorte	0.00
Chesf	136.78
Furnas	118.72
Eletronuclear	10.71
Eletrosul	-

Transmission - Expansion	1Q18
Eletrobras	0.66
Eletronorte	24.00
Chesf	110.54
Furnas	13.52
Eletrosul	9.73
Amazonas GT	0.59

Transmission - Maintenance	1Q18
Eletrobras	-
Eletronorte	1.84
Chesf	31.82
Furnas	11.87
Eletrosul	0.39
Amazonas GT	0.68

Transmission – Partnership Investments	1Q18
Eletrobras	0.00
Eletropar	0.00
Eletronorte	12.25
Chesf	0.00
Furnas	13.81
Eletrosul	0.20

Distribution - Expansion	1Q18
ED Acre	6.30
ED Alagoas	16.07
ED Amazonas Energia	17.48
ED Piauí	14.97
ED Rondônia	3.25
ED Roraima	3.95

Distribution - Maintenance	1Q18
ED Acre	5.97
ED Alagoas	10.86
ED Amazonas Energia	7.87
ED Piauí	8.02
ED Rondônia	8.71
ED Roraima	0.11

Others (1)	1Q18
Eletrobras	79.57
Eletronorte	0.00
Chesf	176.17
Furnas	288.95
Eletronuclear	92.13
Eletrosul	58.77
CGTEE	11.78
Amazonas GT	0.87
Itaipu Binacional	4.11
ED Acre	14.04
ED Alagoas	29.25
ED Amazonas Energia	58.35
ED Piauí	32.94
ED Rondônia	21.97
ED Roraima	4.39
(1) Others are: Environmental quality, infrastructure, "Luz Para Todos" (Light For All Program) and technological development.

VI.2 New Investments

VI.2.1 Generation

VI.2.1.1 Integral Responsibility
Eletrobras Companies	Plant	Location (State)	Investiment (R$ Million)		Installed Capacity (MW)	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	RCE		FCE
			Total	Up to 4Q17						MW Avg	Avg Price (R$/MWh)	MW Avg
Chesf	WPP Casa Nova I	BA	800.00	684.76	180.00	61.40	(1)	May-12	(2)	(2)	(2)	(2)
Furnas (5)	PCH Anta	RJ/MG	2296,6 (4) Basis: Dec/08	2581.29	28	15.9	UG1 e UG2: See (3)	Mar-07	-	96.71	218.21	-
Eletronuclear	Angra 3	RJ	20.869,4 (6)	6.598,7 (7)	1,405.00	-	Jan/2025 (6)	Nov-09	Dec/2063 (8)	n/a	n/a	n/a
Amazonas GT	TPP Mauá 3	AM	1,816	1,277.68	189.55	507.2	Sep/2017 (9)	Mar-13	Nov-44	100.00	248.36	-

(1) Construction paralyzed, due to the judicial reorganization of the leading company of Consórcio Construtora (up to tthe present moment). The strategy underway is to subdivide Casa Nova I (180 MW) into 7 parks (Casa Nova A, B, ... G). For the Casa Nova A conclusion (18 x 1.5 MW = 27 MW), which is in a more advanced stage of construction, it is in the due diligence process to raise the missing items to conclude the hiring phase. This process depends on several levels of approval including CAD. The current forecast is that park A will be completed in 2018 and park B, also of 27 MW, in 2019. For the remaining wind farms, it is expected that these ones will be concluded via SPEs, after the public call for the partners selection. The TL originally designed for Casa Nova I was completed in 2017 and energized to support the generation of Casa Nova II and III wind farms.

(2) Wind farm project without grants and not-traded energy

(3) The contract with the original consortium supplier was rescinded and a new contract with a new supplier was signed in July 2017; the new dates agreed between both parts for the commercial operation of Anta SHP generating units are: UG1 - 06/10/2018 and UG2 - 10/10/2018. Furnas is making every effort to anticipate the go-live of these units in order to reach the dates agreed with ANEEL.

(4) Assured energy corresponds to future commercial operation of Anta. It does not include the assured energy of Simplicio, reported in Section 1.2.
(5) It includes Simplício, which is already operating.

(6) It includes direct costs of R$ 20,569 million approved in RDE 1368.018/17 of 07.26.2017. Considering the indirect costs and foreign exchange adjustment, reaches in December 2017 the amount of R $ 28,533 million. The Go live date changed to 01/01/2025  according to RDE 1379 007/17, but the new budget is under review.

(7) It considers estimated direct and indirect costs.
(8) No operating license for Angra 3. It is considered 40 years from 01.01.2025 by analogy with Angra 2.

(9) On 09/19/2017 ANEEL's authorization was issued for the commercial operation of UG1, but it only started operating on 09/27/2017. Installed Power of UTE Mauá 3 is in accordance with ANEEL Authorization Resolution No. 4.950 / 2014, in the amount of 189.9 MW.

VI.2.1.2 Special Proposed Company
SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity (MW)	Percentage	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	Investiment (R$ Million)		Working Schedule (%)	Partners	RCE		FCE
										Total	Up to 1Q18			MW Average	Price Avg (R$/MWh)	MW Average
Norte Energia S.A. (1) (2)	HPP Belo Monte	Eletronorte (19,98%) Chesf (15%) Eletrobras Holding (15%)	PA	11,233.10	15.00	4,571.00	Apr-16	Aug-11	Aug-45	39,227.79	39,227.79	96.19%	Eletrobras Holding (15,00%) Chesf (15,00%) Eletronorte (19,98%) Privados (50,02%)	70	125.92	30.00
Cia. Energética Sinop S.A.	HPP Sinop	Eletronorte (24,5%) Chesf (24,5%)	MT	401.88	24.50	242.8	Jan-19	Mar-14	Feb-49	3,003.16	2398.48	98.00%	Chesf (24,5%) Eletronorte (24,5%) EDFNF (51,00%)	88.8	41.91	11.12
Acauã Energia S.A. (2)	WPP Acauã	Chesf (99,93)	BA	6.00	99.93	3.10	Aug-18	Apr-15	Apr-49	46.60	38.23	82.90%	Sequóia (0,00668%)	100.00	134.69	-
Angical 2 Energia S.A. (2)	WPP Angical 2	Chesf (99,96)	BA	10.00	99.96	5.1	Aug-18	Apr-15	Apr-49	68.40	55.64	81.20%	Sequóia (0,04%)	100.00	134.69	-
Arapapá Energia S.A. (2)	WPP Arapapá	Chesf (99,9)	BA	4.00	99.90	2.2	Nov-18	Apr-15	Apr-49	36.80	29.67	85.70%	Sequóia (0,1%)	100.00	134.69	-
Caititu 2 Energia S.A. (2)	WPP Caititu 2	Chesf (99,96)	BA	10.00	99.96	5.1	Jan-19	Apr-15	Apr-49	71.50	51.11	66.00%	Sequóia (0,04%)	100.00	134.69	-
Caititu 3 Energia S.A. (2)	WPP Caititu 3	Chesf (99,96)	BA	10.00	99.96	4.7	Jan-19	Apr-15	Apr-49	70.10	49.07	66.40%	Sequóia (0,04%)	100.00	134.69	-
Carcará Energia S.A. (2)	WPP Carcará	Chesf (99,96)	BA	10.00	99.96	4.6	Dec-18	Apr-15	Apr-49	72.60	55.63	77.70%	Sequóia (0,04%)	100.00	134.69	-
Corrupião 3 Energia S.A. (2)	WPP Corrupião 3	Chesf (99,96)	BA	10.00	99.96	4.2	Jan-19	Apr-15	Apr-49	74.00	54.90	70.80%	Sequóia (0,04%)	100.00	134.69	-
Teiú 2 Energia S.A. (2)	WPP Teiú 2	Chesf (99,95)	BA	8.00	99.95	4.2	Nov-18	Apr-15	Apr-49	57.50	47.37	82.70%	Sequoia (0,05%)	100.00	134.69	-
1= Complexo Éolico Pindai I		-	-	-		-	-	-	-	-	-	0.00%	-	-	-	-
Coqueirinho 2 Energia S.A. (2)	WPP Coqueirinho 2	Chesf (99,98)	BA	16.00	99.98	8.5	Jul-18	Apr-15	May-49	120.05	100.43	82.80%	Sequóia (0,0238%)	100.00	158.02	-
Papagaio Energia S.A. (2)	WPP Papagaio	Chesf (99,96)	BA	10.00	99.96	4.9	Oct-18	Apr-15	May-49	75.80	62.40	77.00%	Sequóia (0,04%)	100.00	157.41	-
P2= Complexo Éolico Pindai II		-	-	-		-	-	-	-	-	-	0.00%	-	-	-	-
Tamanduá Mirim 2 Energia S.A. (2)	WPP Tamanduá Mirim 2	Chesf (83,01)	BA	16.00	83.01	8	Jul-18	Apr-15	Jun-49	121.40	101.97	83.10%	Sequóia (16,99%)	100.00	134.69	-
Empresa de Energia São Manoel S.A.	HPP São Manoel	Furnas (33,33%)	MT/PA	700.00	33.33	421.7	Nov-17	Aug-14	Apr-49		3891.00	99.60%	EDP – Energias do Brasil S.A.(33,33%) CTG Três Gargantas (33,33%)	0.00	0.00	-
Central Geradora Eólica Famosa I S.A.	Famosa I	Furnas (49%)	RN	22.50	49.00	11.10	Oct-18	Aug-16	mai/47	-	18.52	-	PF Participações (51,00%)	-	-	-
Central Geradora Eólica Pau Brasil S.A. (**)	Pau Brasil	Furnas (49%)	CE	15.00	49.00	7.70	-	-	mar/47	-	19.44	-	PF Participações (51,00%)	-	-	-
Central Geradora Eólica Rosada S.A. (**)	Rosada	Furnas (49%)	RN	30.00	49.00	13.40	-	-	May-48	-	35.93	-	PF Participações (51,00%)	-	-	-
Central Geradora Eólica São Paulo S.A. (**)	São Paulo	Furnas (49%)	CE	17.50	49.00	8.10	-	-	mar/47	-	21.63	-	PF Participações (51,00%)	-	-	-
Energia dos Ventos V S.A.	São Januário	Furnas (99%)	CE	19.20	99.99	9.00	Nov-19	Jul-18	Jul-47	872.00	7.30	-	Alupar (0%) Central Eólica São Januário (0,01%)	-	-	-
Energia dos Ventos VI S.A.	Nossa Senhora de Fátima	Furnas (99%)	CE	28.80	99.99	12.80	Nov-19	Jul-18	Aug-47	872.00	7.30	-	Alupar(0%) Central Eólica Nossa Senhora de Fátima (0,01%)	-	-	-
Energia dos Ventos VII S.A.	Jandaia	Furnas (99%)	CE	28.80	99.99	14.10	Nov-19	Jul-18	Aug-47	872.00	7.30	-	Alupar(0%) Central Eólica Jandaia (0,01%)	-	-	-
Energia dos Ventos VIII S.A	São Clemente	Furnas (99%)	CE	19.20	99.99	9.30	Nov-19	Jul-18	Jul-47	872.00	7.30	-	Alupar(0%) Central Eólica São Clemente (0,01%)	-	-	-
Energia dos Ventos IX S.A	Jandaia I	Furnas (99%)	CE	19.20	99.99	9.90	Nov-19	Jul-18	Jul-47	872.00	7.30	-	Alupar(0%) Central Eólica Jandaia I (0,01%)	-	-	-
Bom Jesus Eólica S.A.(**)	Bom Jesus	Furnas (49%)	CE	18.00	49.00	8.10	-	-	Apr-49	-	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	-	-	-
Cachoeira Eólica S.A.(**)	Cachoeira	Furnas (49%)	CE	12.00	49.00	5.00	-	-	Apr-49	-	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Cachoeira Ltda. (0,01%)	-	-	-
Pitimbu Eólica S.A.(**)	Pitimbu	Furnas (49%)	CE	18.00	49.00	7.20	-	-	Mar-49	-	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Pitimbu Ltda. (0,01%)	-	-	-
São Caetano Eólica S.A. (**)	São Caetano	Furnas (49%)	CE	25.20	49.00	11.00	-	-	Apr-49	-	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica São Caetano Ltda. (0,01%)	-	-	-
São Caetano I Eólica S.A.(**)	São Caetano I	Furnas (49%)	CE	18.00	49.00	7.70	-	-	Apr-49	-	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica São Caetano I Ltda. (0,01%)	-	-	-
São Galvão Eólica S.A. (**)	São Galvão	Furnas (49%)	CE	22.00	49.00	9.50	-	-	Mar-49	-	136.67	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica São Galvão Ltda. (0,01%)	-	-	-
Carnaúba I Eólica S.A.(**)	Carnaúba I	Furnas (49%)	RN	22.00	49.00	9.40	-	-	Jul-49	-	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba I Ltda. (0,01%)	-	-	-
Carnaúba II Eólica S.A.(**)	Carnaúba II	Furnas (49%)	RN	18.00	49.00	7.30	-	-	Jul-49	-	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba II Ltda. (0,01%)	-	-	-
Carnaúba III Eólica S.A.(**)	Carnaúba III	Furnas (49%)	RN	16.00	49.00	7.50	-	-	Jul-49	-	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba III Ltda. (0,01%)	-	-	-
Carnaúba V Eólica S.A.(**)	Carnaúba V	Furnas (49%)	RN	24.00	49.00	10.10	-	-	Jul-49	-	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Carnaúba V Ltda. (0,01%)	-	-	-
Cervantes I Eólica S.A.(**)	Cervantes I	Furnas (49%)	RN	16.00	49.00	7.10	-	-	Jul-49	-	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Cervantes I Ltda. (0,01%)	-	-	-
Cervantes II Eólica S.A.(**)	Cervantes II	Furnas (49%)	RN	12.00	49.00	5.60	-	-	Jul-49	-	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Cervantes II Ltda. (0,01%)	-	-	-
Punaú I Eólica S.A.(**)	Punaú I	Furnas (49%)	RN	24.00	49.00	11.00	-	-	Jul-49	-	51.37	-	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Punaú I Ltda. (0,01%)	-	-	-
Geradora Eólica Arara Azul S.A.(*)	Arara Azul	Furnas (90%)	RN	27.50	90.00	10.70	-	-	Nov-49	-	2.53	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Arara Azul Ltda (0,01%)	-	-	-
Geradora Eólica Bentevi S.A.(*)	Bentevi	Furnas (90%)	RN	15.00	90.00	5.70	-	-	Nov-49	-	1.30	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Bentevi Ltda (0,01%)	-	-	-
Geradora Eólica Ouro Verde I S.A.(*)	Ouro Verde I	Furnas (90%)	RN	27.50	90.00	10.70	-	-	Nov-49	-	2.47	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde I Ltda (0,01%)	-	-	-
Geradora Eólica Ouro Verde II S.A.(*)	Ouro Verde II	Furnas (90%)	RN	30.00	90.00	11.20	-	-	Nov-49	-	2.68	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde II Ltda (0,01%)	-	-	-
Geradora Eólica Ouro Verde III S.A.(*)	Ouro Verde III	Furnas (90%)	RN	25.00	90.00	9.40	-	-	Nov-49	-	2.19	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde III (0,01%)	-	-	-
Geradora Eólica Ventos de Santa Rosa S.A.(*)	Santa Rosa	Furnas (90%)	CE	20.00	90.00	8.40	-	-	Oct-49	-	1.03	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Santa Rosa Ltda (0,01%)	-	-	-
Geradora Eólica Ventos de Uirapuru S.A.(*)	Uirapuru	Furnas (90%)	CE	28.00	90.00	12.60	-	-	Oct-49	-	1.31		Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Uirapuru Ltda (0,01%)	-	-	-
Geradora Eólica Ventos do Angelim S.A.(*)	Ventos de Angelim	Furnas (90%)	CE	24.00	90.00	10.30	-	-	Nov-49	-	1.11		Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Angelim Ltda (0,01%)	-	-	-
Consórcio Serra do Mel(*)	Serra do Mel I	Furnas (90%)	RN	28.00	90.00	13.00	-	-	Oct-49	-	-		Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	-	-	-
Consórcio Serra do Mel(*)	Serra do Mel II	Furnas (90%)	RN	28.00	90.00	12.80	-	-	Oct-49	-	-		Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	-	-	-
Consórcio Serra do Mel(*)	Serra do Mel III	Furnas (90%)	RN	28.00	90.00	12.50	-	-	Nov-49	-	-		Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	-	-	-
Geradora Eólica Itaguaçu da Bahia SPE S.A. (*)	Itaguaçu da Bahia	Furnas (49%)	BA	28.00	49.00	14.00	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Luiza SPE S.A. (*)	Ventos de Santa Luiza	Furnas (49%)	BA	28.00	49.00	14.20	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Madalena SPE S.A. (*)	Ventos de Santa Madalena	Furnas (49%)	BA	28.00	49.00	14.70	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Marcella SPE S.A.(*)	Ventos de Santa Marcella	Furnas (49%)	BA	28.00	49.00	13.60	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santa Vera SPE S.A. (*)	Ventos de Santa Vera	Furnas (49%)	BA	28.00	49.00	15.20	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de Santo Antônio SPE S.A.(*)	Ventos de Santo Antônio	Furnas (49%)	BA	28.00	49.00	16.10	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São Bento SPE S.A. (*)	Ventos de São Bento	Furnas (49%)	BA	28.00	49.00	14.40	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São Cirilo SPE S.A. (*)	Ventos de São Cirilo	Furnas (49%)	BA	28.00	49.00	14.70	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São João SPE S.A. (*)	Ventos de São João	Furnas (49%)	BA	28.00	49.00	15.00	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
Geradora Eólica Ventos de São Rafael SPE S.A. (*)	Ventos de São Rafael	Furnas (49%)	BA	28.00	49.00	13.80	-	-	Sep-49	-	109.99	-	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	-	-	-
(1) 14 generating units in commercial operation summing up 4,510.87 MW in commercial operation.

(2) Due to the plant motorization and current injunction limiting the energy revenues to a percentage of the physical guarantee of commercial operations, it is not possible to calculate in advance the tradable energy. Nowadays, currently insatalled capacity in commercial operation is  4,510.87 MW.

(*) Complexos de Acaraú, Serra do Mel, Famosa III and Itaguaçu had its energy hiring fully undone in Mechanism of Compensation of Surpluses and Deficits - MCSD - Reduction.

(**)The enterprises that participated in the Competitive Mechanism of  Reserve Energy Hiring Undone of 2017, (Decree 9,019/2017) and were successful. The result of the process mentioned before and the return of the grants by ANEEL was approved, except for Famosa 1, which is the regularization process by ANEEL.

VI.2.2 Transmission

VI.2.2.1 Integral Responsability

VI.2.2.1.1 Transmission Lines
Eletrobras Companies	(From - To)	Total Investment (R$ Million)	Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Million)
Chesf	Eunápolis-Teixeira Freitas II C1	30.09	145.00	230	Apr-19	Oct-38	7.02
	Funil-Itapebi C3	41.07	223.00	230	Nov-20	Apr-37	6.31
	Eunápolis-Teixeira Freitas II C2	44.15	152.00	230	Apr-19	Aug-39	7.44
	Pau Ferro-Santa Rita II	36.11	96.70	230	May-19	Aug-39	6.16
	Paraíso-Açu II	84.89	123.00	230	May-19	Nov-40	4.90
	Açu II-Mossoró II	84.89	69.00	230	May-19	Nov-40	4.90
	Recife II-Suape II C2	41.91	44.00	230	Jan-21	Dec-41	7.86
	Camaçari IV-Sapeaçu	84.29	105.00	230	Sep-21	Dec-41	11.85
	Sapeaçu-Sto.Antonio de Jesus C3	84.29	31.00	230	Nov-20	Dec-41	11.85
	Jardim-N Sra do Socorro	13.60	1.30	230	Jun-18	May-42	20.09
	Messias-Maceió II	13.60	20.00	230	Dec-18	May-42	20.09
	Camaçari IV-Pirajá	47.07	45.00	230	Dec-19	May-42	12.10
	Pituaçú-Pirajá	47.07	5.00	230	Dec-19	May-42	12.10
	Russas II-Banabuiu C2	81.74	110.00	230	Jan-19	Jun-42	16.44
Furnas	TL Mascarenhas – Linhares e SE Linhares	67,2 (Basis: Dec/08)	99.00	230	Jun-18	Jul-40	7.81
	TL Xavantes – Pirineus (1)	31,18 (Basis: Sep/11)	50.00	230	May-18	Dec-41	3.83
Eletrosul*	Portion Jorge Lacerda A - Palhoça, in SS Garopaba	9.90	5.40	138	Dec-18	Dec-42	1.23
	Concession Contract 001/2015 (several entreprises in RS)	**	1,802.00	230 and 525	**	Mar-45	225.98
(1) The transmission line was energized in 03/25/2016, the detached form the circuit 1 (CELG), and still depends on the completion of the line inputs at substations associated with the project.
* The AAR of the enterprises in Lot A of Aneel Auction 004/2014 (Concession 001/2015) is at historical acquisition price.

**Eletrosul, in November 2017,  with formal consent from Shanghai Electric, informed ANEEL the acceptance of all the conditions set out in ANEEL Order No. 3,577, dated 10/24/2017, which approves the Transfer Plan presented by ELETROSUL, pursuant to art. 4º-C of Law 9,074 / 1995, as an alternative to the extinction of the concession granted by Concession Contract No. 001/2015-ANEEL. After that, a Structural Agreement was signed between Eletrosul, Shanghai Eletric and the Clai Fund, which establishes the detailed conditions of the partnership for the feasibility of the projects linked to said Contract. Negotiations are in progress aiming the finalization of corporate documents that allow the procedures for the SPE opening by Shanghai Electric.

VI.2.2.1.2 Substations
Eletrobras Companies	SS	Total Investment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Millions)
Chesf	SS 230/69 kv N.S. Socorro	94.43	300	SE	Jun-18	May-42	(*)
	SS 230/69 kv Maceió II	94.43	400	AL	Dec-18	May-42	(*)
	SS 230/138 kv Poções II	94.43	200	BA	Nov-18	May-42	(*)
	SS 230/69 kv Pirajá	30.57	360	BA	Dec-19	May-42	(*)
	SS 230/69 kv Jaboatão II	68.77	300	PE	Apr-18	Jun-42	5.42
	SS 230/138 kV Teixeira de Freitas II	17.91	100	BA	Apr-19	Oct-38	(*)
Eletrosul	Garopaba - Implementation of two EL modules	7.48	-	SC	Dec-18	Dec-42	0.9651
	Dourados - Two capacitors banks 230kV of 50 Mvar	13.35	-	MS	Apr-18	Dec-42	2.5193
	Biguaçu - Capacitor bank 230 kV, 100 MVAr and connection 230kV	9.28	-	SC	Nov-18	Dec-42	1.4532
	SS Nova Petrópolis - Installation of the 2nd transformer 230/69kV	14.62	83	RS	Sep-18	Oct-40	1.58
	SS Farroupilha - Implementation of the 3rd 230/69 kV transformer and connections.	23.14	88	RS	Oct-20	Dec-42	2.50
	SS AREIA - double bar arrangement and protective installation	10.26	-		Mar-21	Dec-42	1.73
	Concession contract 001/2015 (Several enterprises in RS)	**	4781	RS	**	Mar-45	110.02
(*) A RAP das Subestações está sendo informada conjuntamente com as LTs, conforme contrato de concessão.

(**) Eletrosul, in November 2017,  with formal consent from Shanghai Electric, informed ANEEL the acceptance of all the conditions set out in ANEEL Order No. 3,577, dated 10/24/2017, which approves the Transfer Plan presented by ELETROSUL, pursuant to art. 4º-C of Law 9,074 / 1995, as an alternative to the extinction of the concession granted by Concession Contract No. 001/2015-ANEEL. After that, a Structural Agreement was signed between Eletrosul, Shanghai Eletric and the Clai Fund, which establishes the detailed conditions of the partnership for the feasibility of the projects linked to said Contract. Negotiations are in progress aiming the finalization of corporate documents that allow the procedures for the SPE opening by Shanghai Electric.

VI.2.2.2 Special Proposed Company

VI.2.2.2.1 Transmission Lines
SPC	From - To	Eletrobras Companies (%)	Investment (R$ Million)		Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Millions)
			Total	Up to 4Q17
Transnorte Energia S.A.	Eng. Lechuga - Equador Equador - Boa Vista	Eletronorte (49%)	488.58 399,57	170.86 0.00	400.3 315.20	500	Apr-20	Jan-42	56.68 44.63
Belo Monte Transmissora de Energia SPE S.A.	Direct current transmission system ±800 kV Xingu - Estreito.	Eletronorte (24,5%) Furnas (24,5%)	2,737.00	2,734.00	2092	±800	Feb-18	Jun-44	275
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/ São Luiz III	Chesf (49%)	52.00	35.00	39	230	Sep-18	Jul-40	2.00
Mata de Santa Genebra Transmissora S.A.	Itatiba – Bateias Araraquara II - Itatiba Araraquara II - Fernaão Dias	Furnas (49,9%)	2038.5	1,333.67	399 207 241	500	May-18	May-44	57,93 32,46 54,34
FORTIM - São Januário	TL Fortim - Russas II	Furnas (99%)	(1)	-	68	230	Nov-19	Jul-47	(2)
Fronteira Oeste Transmissora de Energia S.A.	Santo Ângelo/Maçambará Pinhalzinho/Foz do Chapecó, dual circuit	Eletrosul (51%)	143.49	41.08	199 72	230 230	Mar/19 Out/19	Jan-44	6.84
Paraíso Transmissora de Energia S.A. *	Paraíso 2-Chapadão; Campo Grande 2-Paraíso 2; TL sectioning Chapadão - Campo Grande 2 - C1 in SS Paraíso 2	Eletrosul (100%)	133.97	6.83	65 217 1	230	*	Mar-45	11.76

* Due to the non-interest of previous public callers, and in accordance with the Company's Business and Management Plan configuration, a new Public Call will be issued to select companies interested in acquiring the totality / participation in the Enterprise. AAR reference date: June/2014 and November/2014, respectively.

(1) The total investment of TL is contained in the total investment of the Fortim Wind Complex.
(2) There is no AAR because the equipments are exclusive to the generation plant.

VI.2.2.2.2 Substations
SPC	SS	Eletrobras Companies (%)	Total Investment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Millions)
Transnorte Energia S.A.	SS Boa Vista - CER	Eletronorte (49%)	100.14	-	RR	May-15	Jan-42	6.14
	SS Engenheiro Lechuga	Eletronorte (49%)	26.24	-	AM	Apr-20	Jan-42	8.29
	SS Equador	Eletronorte (49%)	111.44	-	RR	Apr-20	Jan-42	21.95
	SS Boa Vista	Eletronorte (49%)	100.24	800 MVA	RR	Apr-20	Jan-42	15.08
Mata de Santa Genebra Transmissora S.A.	SS Santa Bárbara D’Oeste 440 kV, Static compensator (-300,+300) Mvar; SS Itatiba 500 kV, Static compensator; (-300,+300) Mvar.	Furnas (49,9%)	2038.50	-	SP	May-18	May-44	9,00
	SS 500/440 kV Fernão Dias 1.200 MVA - 1st transformer bank	Furnas (49,9%)	2038.50	1,200	SP	May-18	-	8.28
	SS 500/440 kV Fernão Dias 2.400 MVA 2nd and 3rd Transformer banks	Furnas (49,9%)	2038.50	2,400	SP	May-18	-	12.42
FORTIM - São Januário	SS Fortim	Furnas (99,99%)	3.00	140	DF	Nov-19	Jul-47	-
ETAU*	SS Lagoa Vermelha II Expansion- 50 Mvar	Eletrosul (51%)	10.27	-	RS	Sep-18	Dec-32	1.51
Fronteira Oeste Transmissora de Energia S.A. (1)	Pinhalzinho, in 230/138 kV (ATF1, ATF2 e ATF3); SS Maçarambá, Foz do Chapecó and Santo Angelo Expansions.	Eletrosul (51%)	76.16	-	SC/RS	May-19	Jan-44	2.90
Paraíso Transmissora de Energia S.A. **	Campo Grande 2 EL 230 PAR2; Chapadão EL PAR2; Paraíso 2, 230/138 kV.	Eletrosul (27,42%)	72.23	200	MS	**	Mar-45	10.24
(1) Part of the entreprise is in operation. Reported investment (R$) total.

(2) Based on Article 2 of Ordinance No. 432 of July 17, 2012, it should not consider AAR for the enterprise. It should be noted: The authorized company has entire responsibility to install the WPP São Januário 'Restricted Interest Transmission System' made up of: an Elevating Substation, next to the Plant, and a 69 kV Transmission Line, connecting the Elevating Substation to the 69 kV bus of 'Coleção Aracati II Substation', result of the Public Call nº 01/2012-ANEEL, in accordance with the applicable norms and regulations.

* The asset will be transferred to Eletrobras, as approved at the 147th Extraordinary General Meeting (EGM) held on 19 April, 2017.

** In accordance with the configuration of the Company's  Business and Management Plan, on 03/05/2018 was issued a Public Call to select  interested companies in acquiring the totality of the enterprise. The proponents showed interest and the documentation is under analysis. Reference Date of AAR and Expected Investment: June 2014 and November 2014, respectively.

VII. SPEs Data

VII.1 Operational Data

VII.1.1 Generation

VII.1.1.1 Operational assets and generated energy
SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity(MW)	Energy Assured (MW Avg)	Generated Energy MWh	Beginning of Operation	End of Concession	RCE		FCE
						1Q18			MW Average	Avg Price (R$/ MWh)	MW Average
EAPSA - Energia Águas Da Pedra S.A.	HPP Dardanelos	Eletronorte (24,5%) Chesf (24,5%)	MT	261.0	154.9	509,043	Aug-11	Jul-42	100.0	210.34	-
Amapari Energia S.A. (1) (2)	TPP Serra do Navio	Eletronorte (49%)	AP	23.3	21.0	-	Jun-08	Jun-14	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A (')	WPP Miassaba 3	Eletronorte (24,5%) Furnas (24,5%)	RN	68.5	22.8	32,735.7	jul/14 (')	Aug-45	15.2	243.52	n/a
Brasventos Eolo Geradora de Energia S.A. (')	WPP Rei dos Ventos 1	Eletronorte (24,5%) Furnas (24,5%)	RN	58.5	21.9	27,787.6	jul/14 (')	Dec-45	12.9	244.64	n/a
Rei dos Ventos 3 Geradora de Energia S.A. (')	WPP Rei dos Ventos 3	Eletronorte (24,5%) Furnas (24,5%)	RN	60.1	21.1	27,490.0	jul/14 (')	Dec-45	12.7	245.12	n/a
ESBR Participações S.A. (4)	HPP Jirau*	Chesf (20%) Eletrosul (20%)	RO	3,750.0	2,212.0	2,746.3	Sep-13	Aug-43	74.1	127.07	25.88
Norte Energia S.A. (3)	HPP B. Monte	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	PA	11,233.1	5,122.0	9,680,101.4	abr/16	Aug-45	70	121.86	30
Pedra Branca S.A.	Pedra Branca	Chesf (49%)	BA	30.0	12.9	16,232.9	Mar-13	Feb-46	94.6	208.81	3.1
São Pedro do Lago S.A.	São Pedro do Lago	Chesf (49%)	BA	30.0	13.5	14,308.1	Mar-13	Feb-46	97.8	208.81	-
Sete Gameleiras S.A.	Sete Gameleiras	Chesf (49%)	BA	30.0	12.6	14,081.8	Mar-13	Feb-46	99.2	208.81	-
Baraúnas I Energética S.A.	WPP Baraúnas I	Chesf (49%)	BA	32.9	12.4	15,614.2	Nov-15	Feb-49	98.4	150.83	-
Mussambê Energética S.A.	WPP Mussambê	Chesf (49%)	BA	32.9	11.5	15,306.3	Oct-15	Feb-49	99.1	150.83	-
Morro Branco I Energética S.A.	WPP Morro Branco I	Chesf (49%)	BA	32.9	12.7	15,715.8	Nov-15	Feb-49	98.4	150.83	-
Banda de Couro Energética S.A.	WPP Banda de Couro	Chesf (1,7%)	BA	32.9	12.8	14,863.0	Mar-16	Jun-49	95	161.17	-
Baraúnas II Energética S.A.	WPP Baraunas II	Chesf (1,5%)	BA	25.9	10.7	12,134.9	Mar-16	Jul-49	73	162.15	23
V. de Santa Joana IX Energia Renováveis S.A. (5)	Santa Joana IX	Chesf (49%)	PI	29.6	15.8	10,862.1	Aug-15	Aug-35	83.5	143.22	16.46
V. de Santa Joana X Energia Renováveis S.A. (5)	Santa Joana X	Chesf (49%)	PI	29.6	16.0	11,874.9	Jul-15	Aug-35	85.0	143.22	15.00
V. de Santa Joana XI Energia Renováveis S.A. (5)	Santa Joana XI	Chesf (49%)	PI	29.6	16.0	10,354.8	Jul-15	Aug-35	88.1	143.22	11.88
V. de Santa Joana XII Energia Renováveis S.A. (5)	Santa Joana XII	Chesf (49%)	PI	28.9	16.9	16,437.5	Jul-15	Aug-35	90.5	143.22	9.47
V. de Santa Joana XIII Energia Renováveis S.A. (5)	Santa Joana XIII	Chesf (49%)	PI	29.6	16.0	13,182.6	Jul-15	Aug-35	83.8	143.22	16.25
V. de Santa Joana XV Energia Renováveis S.A. (5)	Santa Joana XV	Chesf (49%)	PI	28.9	16.2	14,502.7	Jul-15	Aug-35	92.6	143.22	7.41
V. de Santa Joana XVI Energia Renováveis S.A. (5)	Santa Joana XVI	Chesf (49%)	PI	28.9	17.4	14,966.8	Jul-15	Aug-35	87.9	143.22	12.07
V. de Santa Joana I Energia Renováveis S.A. (6) (9)	WPP Santa Joana I	Chesf (49%)	PI	28.9	15.0	14,670.7	Jan-16	Dec-35	98.00	172.38	2.00
V. de Santa Joana III Energia Renováveis S.A. (6) (9)	WPP Santa Joana III	Chesf (49%)	PI	29.6	13.4	10,321.3	Mar-16	Dec-35	100.00	171.89	-
V. de Santa Joana IV Energia Renováveis S.A. (6)	WPP Santa Joana IV	Chesf (49%)	PI	28.9	14.2	14,159.1	Jan-16	Dec-35	100.00	172.14	-
V. de Santa Joana V Energia Renováveis S.A. (6)	WPP Santa Joana V	Chesf (49%)	PI	28.9	15.7	12,668.9	Jan-16	Dec-35	89.81	172.10	10.19
V. de Santa Joana VII Energia Renováveis S.A. (6)	WPP Santa Joana VII	Chesf (49%)	PI	27.2	14.9	14,521.4	Jan-16	Dec-35	99.33	172.13	0.67
V. de Santo Augusto IV Energia Renováveis S.A. (6)	WPP Santo Augusto IV	Chesf (49%)	PI	28.9	15.5	12,599.3	Feb-16	Dec-35	99.35	170.34	0.65
WPP Caiçara I S.A. (7)	WPP Caiçara I	Chesf (49%)	RN	27.0	15.1	22,773.3	Nov-15	Jun-47	95.90	160.49	4.10
WPP Caiçara II S.A. (7)	WPP Caiçara II	Chesf (49%)	RN	18.0	9.6	14,503.6	Nov-15	Jul-47	99.40	160.44	0.60
WPP Junco I S.A. (7)	WPP Junco I	Chesf (49%)	RN	24.0	13.1	19,277.6	Nov-15	Jul-47	97.60	161.63	2.40
WPP Junco II S.A (7)	WPP Junco II	Chesf (49%)	RN	24.0	13.3	19,317	Nov-15	Jul-47	94.10	160.80	5.90
Eólica Serra das Vacas I S.A. (8)	Serra das Vacas I	Chesf (49%)	PE	23.9	12.2	24,485	Dec-15	Jun-49	-	160.48	100.00
Eólica Serra das Vacas II S.A. (8)	Serra das Vacas II	Chesf (49%)	PE	22.3	9.9	22,950	Dec-15	Jun-49	-	160.06	100.00
Eólica Serra das Vacas III S.A. (8)	Serra das Vacas III	Chesf (49%)	PE	22.2	11.0	23,204	Dec-15	Jun-49	-	160.58	100.00
Eólica Serra das Vacas IV S.A. (8)	Serra das Vacas IV	Chesf (49%)	PE	22.3	10.5	22,160	Dec-15	Jun-49	-	160.65	100.00
Enerpeixe S.A.	HPP Peixe Angical	Furnas (40%)	TO	498.8	280.5	627,903	Jun-06	Nov-36	0.64	173.11	99.36
Baguari Geração de Energia S.A.	HPP Baguari	Furnas (15%)	MG	140.0	84.7	47,014	Sep-09	Aug-41	100.00	213.42	-
Retiro Baixo Energética S.A.	HPP Retiro Baixo	Furnas (49%)	MG	82.0	36.6	91,828	Mar-10	Aug-41	90.34	220.21	9.66
Foz de Chapecó Energia S.A.	HPP Foz de Chapecó	Furnas (40%)	RS/SC	855.0	427.2	1,073,000	Oct-10	Nov-36	-	227.78	100.00
Serra do Facão Energia S.A.	HPP Serra do Facão	Furnas (49,5%)	GO	212.6	178.8	63,146	Jul-10	Nov-36	64.31	236.99	35.69
Madeira Energia S.A.	HPP Santo Antônio	Furnas (39%)	RO	3,568.8	2,424.2	1,892,026	Mar-12	Jun-43	72.36	173.90	27.64
Teles Pires Participações S.A.	HPP Teles Pires	Furnas (24,5%) Eletrosul (24,72%)	PA/MT	1,819.8	930.7	3,422,088	Nov-15	Jun-46	57.63	112.47	42.37
Tijoá Participações e Investimentos S.A.	HPP Três Irmãos	Furnas (49,9%)	SP	807.5	217.5	668,909	Oct-14	Sep-44	-	-	-
Empresa de Energia São Manoel S.A.(10)	HPP São Manoel	Furnas (33,33%)	MT/PA	525.0	316.3	683,143	Dec-17	Apr-49	100.00	83.49	-
Eólica Livramento S.A. **	WPP Cerro Chato IV, V, VI, Ibirapuitã and Trindade	Eletrosul (78%)	RS	25.2	11.7	15,469	Aug-15	Mar-47	-	-	11.70
Santa Vitória do Palmar S.A.	WPP Geribatu I to X	Holding (78,0%)(11)	RS	258.0	109.5	174,339	Feb-15	Apr-47	-	-	109.50
Eólica –Chuí Holding S.A.	WPP Chuí I to V and Minuano I and II	Holding (78,0%)(11)	RS	144.0	59.6	91,795	May-15	Apr-47	-	-	59.60
Hermenegildo I S.A.***	WPP Verace 24 to 27	Holding (99,99%)(11)	RS	57.3	24.9	43,295	Jan-16	Dec-49	-	-	80.08
Hermenegildo II S.A.***	WPP Verace 28 to 31	Holding (99,99%)(11)	RS	57.3	25.3	38,771	Jan-16	Dec-49	-	-	78.58
Hermenegildo III S.A.***	WPP Verace 34 to 36	Holding (99,99%)(11)	RS	48.3	21.0	32,982	Jan-16	Dec-49	-	-	81.38
Chuí IX S.A.***	WPP Chuí 09	Holding (99,99%)(11)	RS	17.9	7.4	12,570	Jan-16	Dec-49	-	-	82.30
(1) The plant is out of operation since 07/04/2014. The Data Collection System - SCD has been disabled.
(2) Amapari is inoperative since 07/04/2014, not having generation and commercialization data.

(3) Installed Capacity: 14 generating units. Due to the plant in motorization and with a judicial injunction that limits the billing of energy to a percentage of the assured energy in commercial operation, it is not possible to calculate the marketable energy in advance. Currently, the installed capacity in commercial operation is 5122 MW.

(4) The first turbine began operating in Sep/2013 with 75MW of installed capacity. In Dec/2016 the company totaled 50 machines in operation, resulting in an installed capacity of  3,750 MW (all of them operating).  Increased physical guarantee of HPP Jirau due to revision of the hydraulic loss, as MME Ordinance No. 337 of 11.10.2015.

(5) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Energias Renováveis SA were merged into the Chapada do Piauí I Holding S.A.
(6) The participation of SPEs V. Santa Joana I, III, IV, V, VII e Santo Augusto IV Energia Renováveis S.A. were merged into the Chapada do Piauí II Holding S.A.
(7) The participation of SPEs WPP Caiçara I S.A., WPP Caiçara II S.A., WPP Junco I S.A. and WPP Junco II S.A. were merged into the company Vamcruz I Participações S.A.
(8) The shares of the SPEs were merged into the company Serra das Vacas Holding S.A.
(9) The SPEs had the assured energy adjusted after the auction. The contracted energy is greater than the current physical guarantee.
(10) Up to December/2017, HPP São Manoel had only one generation unit in commercial operation (175MW).

(11) On December 29, 2017, Eletrosul concluded the process of transferring the equity interest held in 6 (six) Special Purpose Companies to its parent company, Centrais Elétricas Brasileiras S / A - Eletrobras. The mentioned operation represents one of the stages PNDG (Business and Management  Master Plan)  2018-2022. The transfer of assets to Eletrobras aims to promote the settlement of debts of this company with Eletrobras and decrease its financial leverage.
These shareholdings, later and according to ongoing evaluations, may be sold by Eletrobras, jointly or separately.

* Traded energy does not reach 100% due to the application of GSF – Generation Scaling Factor. Also, in the calculation is considered the MCSD (Mechanism of compensation of Surpluses and Deficits) for contract A-5.

** In commercial operation 25.2 MW corresponding to Ibirapuitã park (which energy assured is of 11,7 MW). The suspension of the operation of the other parks is under discussing at court due to the accident occurred in Dec 2014.

*** On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.
(¹) Decision obtained by means of a writ of mandamus, requesting a preliminary injunction.

VII.1.1.2 Energy Sold
SPE	Eletrobras Companies (%)	Buyer	Sell Type	1Q18
				R$ million	MWh
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	68.51	326,140
Amapari Energia S.A. (1)	Eletronorte (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	7.97	32,736
			B	-	-
		Others	A	-	-
			B	-	-
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	6.80	27,788
			B	-	-
		Others	A	-	-
			B	-	-
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	6.74	27,490
			B	-	-
		Others	A	-	-
			B	-	-
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	Eletrobras System	A	47.00	370,481
			B	85.00	420,294
		Others	A	383.00	9,014,970
			B	148.00	761,658
Norte Energia S.A.	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	993.59	7,889
			B	-	-
Pedra Branca S.A.	Chesf (49%)	Eletrobras System	A	3.15	14,872
			B	-	-
		Others	A	2.43	11,480
			B	-	-
São Pedro do Lago S.A.	Chesf (49%)	Eletrobras System	A	3.41	16,091
			B	-	-
		Others	A	2.63	12,421
			B	-	-
Sete Gameleiras S.A.	Chesf (49%)	Eletrobras System	A	3.23	15,237
			B	-	-
		Others	A	2.49	11,763
			B	-	-
Baraúnas I Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	4.03	26,352
			B	-	-
Mussambê Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.77	24,624
			B	-	-
Morro Branco I Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	4.13	27,000
			B	-	-
Banda de Couro Energética S.A.	Chesf (1,7%)	Eletrobras System	A	0.17	1,035
			B	-	-
		Others	A	4.24	25,965
			B	-	-
Baraúnas II Energética S.A.	Chesf (1,5%)	Eletrobras System	A	0.11	646
			B	-	-
		Others	A	2.66	16,202
			B	-	-
V. de Santa Joana IX Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	3.56	28,525
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana X Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	3.79	29,390
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XI Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	3.49	30,470
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.52	33,063
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XIII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	3.66	28,957
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.32	32,415
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XVI Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.29	33,063
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana I Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.48	31,767
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana III Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.22	28,957
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana IV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.28	30,686
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana V Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.91	30,470
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana VII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.51	31,983
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santo Augusto IV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.11	33,279
			B	-	-
		Others	A	-	-
			B	-	-
U.E.E. Caiçara I S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.84	29,173
			B	0.06	300
U.E.E. Caiçara II S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	2.90	20,097
			B	-	-
U.E.E. Junco I S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.42	26,148
			B	-	-
U.E.E. Junco II S.A	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.14	24,635
			B	0.10	500
Eólica Serra das Vacas I S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	5.70	24,816
Eólica Serra das Vacas II S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	4.96	21,724
Eólica Serra das Vacas III S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	5.21	23,227
Eólica Serra das Vacas IV S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	5.23	22,778
Enerpeixe S.A.	Furnas (40%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	424.88	1,754
			B	45.00	270,820
Baguari Geração de Energia S.A.	Furnas (15%)	Eletrobras System	A	0.33	1,511
			B	-	-
		Others	A	17.69	82,898
			B	-	-
Retiro Baixo Energética S.A.	Furnas (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	17.78	80,811
			B	0.49	2,161
Foz de Chapecó Energia S.A.	Furnas (40%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	224.90	943,283
			B	-	-
Serra do Facão Energia S.A.	Furnas (49,5%)	Eletrobras System	A	1.71	7,229
			B
		Others	A	63.32	261,407
			B	35.68	149,109
Teles Pires Participações S.A.	Furnas (24,5%) Eletrosul (24,72%)	Eletrobras System	A	9.00	108,166
			B	54.12	359,211
		Others	A	97.41	1,110,257
			B	56.33	373,873
Eólica Livramento S.A.	Eletrosul (78%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	4.73	20,997
Santa Vitória do Palmar S.A. *	Holding (78%) (4)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	48.13	209,077
Eólica –Chuí Holding S.A. *	Holding (78%) (4)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	26.30	114,721
Hermenegildo I S.A. **	Holding (99,99%) (4)	Eletrobras System	A
			B	9,356,265.64	43,169
		Others	A
			B	1,879,074.02	8,817
Hermenegildo II S.A. **	Holding (99,99%) (4)	Eletrobras System	A
			B	8,426,817.74	38,619
		Others	A
			B	2,909,854.68	13,836
Hermenegildo III S.A. **	Holding (99,99%) (4)	Eletrobras System	A	-	-
			B	7,171,887.77	32,851
		Others	A	-	-
			B	2,268,342.67	10,755
Chuí IX S.A. **	Holding (99,99%) (4)	Eletrobras System	A	-	-
			B	8,426,817.74	38,619
		Others	A	-	-
			B	616,430.16	2,903

(1)  The plant is out of operation since  07.04.2014. The Data Collection System - SCD has been disabled. About SPC AMAPARI we reiterate that there was no change from last quarter. Source: ENGO/Eletronorte.

(2) The SPE informs that there is no energy purchased for resale. There is no need to replace non-produced energy. If below 90% of the energy sold at the end of the 1-year cycle, there is a penalty.
(3) The SPE did not inform "Eletrobras System" and "Others" amounts. The Commercialization Chamber of Electric Energy (CCEE) requested this information and is still waiting for feedback.

(4) On December 29, 2017, Eletrosul concluded the process of transferring the equity interest held in 6 (six) Special Purpose Companies to its parent company, Centrais Elétricas Brasileiras S / A - Eletrobras. The mentioned operation represents one of the stages PNDG (Business and Management  Master Plan)  2018-2022. The transfer of assets to Eletrobras aims to promote the settlement of debts of this company with Eletrobras and decrease its financial leverage.
These shareholdings, later and according to ongoing evaluations, may be sold by Eletrobras, jointly or separately.

* There was a business combination and SPE Chuí Holding S.A. became a subsidiary of SPE Santa Vitória do Palmar S.A.
* On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.

VII.1.1.2 Energy Sold
SPE	Eletrobras Companies (%)	Buyer	Sell Type	1Q18
				R$ million	MWh
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	68.51	326,140
Amapari Energia S.A. (1)	Eletronorte (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	7.97	32,736
			B	-	-
		Others	A	-	-
			B	-	-
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	6.80	27,788
			B	-	-
		Others	A	-	-
			B	-	-
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	6.74	27,490
			B	-	-
		Others	A	-	-
			B	-	-
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	Eletrobras System	A	47.00	370,481
			B	85.00	420,294
		Others	A	383.00	9,014,970
			B	148.00	761,658
Norte Energia S.A.	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	993.59	7,889
			B	-	-
Pedra Branca S.A.	Chesf (49%)	Eletrobras System	A	3.15	14,872
			B	-	-
		Others	A	2.43	11,480
			B	-	-
São Pedro do Lago S.A.	Chesf (49%)	Eletrobras System	A	3.41	16,091
			B	-	-
		Others	A	2.63	12,421
			B	-	-
Sete Gameleiras S.A.	Chesf (49%)	Eletrobras System	A	3.23	15,237
			B	-	-
		Others	A	2.49	11,763
			B	-	-
Baraúnas I Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	4.03	26,352
			B	-	-
Mussambê Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.77	24,624
			B	-	-
Morro Branco I Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	4.13	27,000
			B	-	-
Banda de Couro Energética S.A.	Chesf (1,7%)	Eletrobras System	A	0.17	1,035
			B	-	-
		Others	A	4.24	25,965
			B	-	-
Baraúnas II Energética S.A.	Chesf (1,5%)	Eletrobras System	A	0.11	646
			B	-	-
		Others	A	2.66	16,202
			B	-	-
V. de Santa Joana IX Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	3.56	28,525
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana X Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	3.79	29,390
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XI Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	3.49	30,470
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.52	33,063
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XIII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	3.66	28,957
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.32	32,415
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana XVI Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.29	33,063
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana I Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.48	31,767
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana III Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.22	28,957
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana IV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.28	30,686
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana V Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.91	30,470
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santa Joana VII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.51	31,983
			B	-	-
		Others	A	-	-
			B	-	-
V. de Santo Augusto IV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.11	33,279
			B	-	-
		Others	A	-	-
			B	-	-
U.E.E. Caiçara I S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.84	29,173
			B	0.06	300
U.E.E. Caiçara II S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	2.90	20,097
			B	-	-
U.E.E. Junco I S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.42	26,148
			B	-	-
U.E.E. Junco II S.A	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	3.14	24,635
			B	0.10	500
Eólica Serra das Vacas I S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	5.70	24,816
Eólica Serra das Vacas II S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	4.96	21,724
Eólica Serra das Vacas III S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	5.21	23,227
Eólica Serra das Vacas IV S.A.	Chesf (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	5.23	22,778
Enerpeixe S.A.	Furnas (40%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	424.88	1,754
			B	45.00	270,820
Baguari Geração de Energia S.A.	Furnas (15%)	Eletrobras System	A	0.33	1,511
			B	-	-
		Others	A	17.69	82,898
			B	-	-
Retiro Baixo Energética S.A.	Furnas (49%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	17.78	80,811
			B	0.49	2,161
Foz de Chapecó Energia S.A.	Furnas (40%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	224.90	943,283
			B	-	-
Serra do Facão Energia S.A.	Furnas (49,5%)	Eletrobras System	A	1.71	7,229
			B
		Others	A	63.32	261,407
			B	35.68	149,109
Teles Pires Participações S.A.	Furnas (24,5%) Eletrosul (24,72%)	Eletrobras System	A	9.00	108,166
			B	54.12	359,211
		Others	A	97.41	1,110,257
			B	56.33	373,873
Eólica Livramento S.A.	Eletrosul (78%)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	4.73	20,997
Santa Vitória do Palmar S.A. *	Holding (78%) (4)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	48.13	209,077
Eólica –Chuí Holding S.A. *	Holding (78%) (4)	Eletrobras System	A	-	-
			B	-	-
		Others	A	-	-
			B	26.30	114,721
Hermenegildo I S.A. **	Holding (99,99%) (4)	Eletrobras System	A
			B	9,356,265.64	43,169
		Others	A
			B	1,879,074.02	8,817
Hermenegildo II S.A. **	Holding (99,99%) (4)	Eletrobras System	A
			B	8,426,817.74	38,619
		Others	A
			B	2,909,854.68	13,836
Hermenegildo III S.A. **	Holding (99,99%) (4)	Eletrobras System	A	-	-
			B	7,171,887.77	32,851
		Others	A	-	-
			B	2,268,342.67	10,755
Chuí IX S.A. **	Holding (99,99%) (4)	Eletrobras System	A	-	-
			B	8,426,817.74	38,619
		Others	A	-	-
			B	616,430.16	2,903

(1)  The plant is out of operation since  07.04.2014. The Data Collection System - SCD has been disabled. About SPC AMAPARI we reiterate that there was no change from last quarter. Source: ENGO/Eletronorte.

(2) The SPE informs that there is no energy purchased for resale. There is no need to replace non-produced energy. If below 90% of the energy sold at the end of the 1-year cycle, there is a penalty.
(3) The SPE did not inform "Eletrobras System" and "Others" amounts. The Commercialization Chamber of Electric Energy (CCEE) requested this information and is still waiting for feedback.

(4) On December 29, 2017, Eletrosul concluded the process of transferring the equity interest held in 6 (six) Special Purpose Companies to its parent company, Centrais Elétricas Brasileiras S / A - Eletrobras. The mentioned operation represents one of the stages PNDG (Business and Management  Master Plan)  2018-2022. The transfer of assets to Eletrobras aims to promote the settlement of debts of this company with Eletrobras and decrease its financial leverage.
These shareholdings, later and according to ongoing evaluations, may be sold by Eletrobras, jointly or separately.

* There was a business combination and SPE Chuí Holding S.A. became a subsidiary of SPE Santa Vitória do Palmar S.A.
* On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.

VII.1.1.3 Average Rate – R$/MWh
SPE	Eletrobras Companies (%)	1Q18
NESA	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	125.95
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	210.20
Amapari Energia S.A.	Eletronorte (49%)	0.00
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24,5%) Furnas (24,5%)	243.52
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	244.64
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	245.12
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	145.43
Norte Energia S.A.	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	125.95
Pedra Branca S.A.	Chesf (49%)	208.81
São Pedro do Lago S.A.	Chesf (49%)	208.81
Sete Gameleiras S.A.	Chesf (49%)	208.81
Baraúnas I Energética S.A.	Chesf (49%)	150.83
Mussambê Energética S.A.	Chesf (49%)	150.83
Morro Branco I Energética S.A.	Chesf (49%)	150.83
Banda de Couro Energética S.A.	Chesf (1,7%)	161.17
Baraúnas II Energética S.A.	Chesf (1,5%)	162.15
V. de Santa Joana IX Energia Renováveis S.A.	Chesf (49%)	143.22
V. de Santa Joana X Energia Renováveis S.A.	Chesf (49%)	143.22
V. de Santa Joana XI Energia Renováveis S.A.	Chesf (49%)	143.22
V. de Santa Joana XII Energia Renováveis S.A.	Chesf (49%)	143.22
V. de Santa Joana XIII Energia Renováveis S.A.	Chesf (49%)	143.22
V. de Santa Joana XV Energia Renováveis S.A.	Chesf (49%)	143.22
V. de Santa Joana XVI Energia Renováveis S.A.	Chesf (49%)	143.22
V. de Santa Joana I Energia Renováveis S.A.	Chesf (49%)	172.38
V. de Santa Joana III Energia Renováveis S.A.	Chesf (49%)	171.89
V. de Santa Joana IV Energia Renováveis S.A.	Chesf (49%)	172.14
V. de Santa Joana V Energia Renováveis S.A.	Chesf (49%)	172.10
V. de Santa Joana VII Energia Renováveis S.A.	Chesf (49%)	172.13
V. de Santo Augusto IV Energia Renováveis S.A.	Chesf (49%)	170.34
WPP. Caiçara I S.A.	Chesf (49%)	160.49
WPP Caiçara II S.A.	Chesf (49%)	160.44
WPP Junco I S.A.	Chesf (49%)	161.63
WPP Junco II S.A	Chesf (49%)	160.80
WPP Serra das Vacas I S.A.	Chesf (49%)	229.54
WPP Serra das Vacas II S.A.	Chesf (49%)	229.54
WPP Serra das Vacas III S.A.	Chesf (49%)	229.54
WPP Serra das Vacas IV S.A.	Chesf (49%)	229.54
Enerpeixe S.A.	Furnas (40%)	173.11
Baguari Geração de Energia S.A.	Furnas (15%)	213.42
Retiro Baixo Energética S.A.	Furnas (49%)	220.21
Foz de Chapecó Energia S.A.	Furnas (40%)	227.78
Serra do Facão Energia S.A.	Furnas (49,5%)	236.99
Madeira Energia S.A.	Furnas (39%)	171.27
Teles Pires Participações S.A.	Furnas (49,9%)	106.96
WPP Livramento S.A.	Eletrosul (78%)	225.38
Santa Vitória do Palmar S.A.	Holding (78,0%)	230.19
WPP – Chuí Holding S.A.	Holding (79,0%)	229.25
Hermenegildo I S.A.	Holding (99,99%)	216.12
Hermenegildo II S.A.	Holding (99,99%)	216.12
Hermenegildo III S.A.	Holding (99,99%)	216.49
Chuí IX S.A.	Holding (99,99%)	217.79

VII.1.2 Transmission
VII.1.2.1 Operational Asset
VII.1.2.1.1 Transmission Lines
SPE	From - To	Eletrobras Companies (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 03.31.18 (R$ Million)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SS Sectioning Cuiabá	Eletronorte (49%)	193	230	Aug-05	Feb-34	44.08	1.57%
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), SS Juba and SS Maggi - 230/138 kV	Eletronorte (49,71%)	402	230	Sep-09	Mar-38	19.26	3.60%
Transmissora Matogrossense de Energia S.A. – TME	TL Jauru / Cuiabá, em 230 kV, Mato Grosso	Eletronorte (49%)	348	500	Nov-11	Nov-39	4.61	30.47%
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SS Silves (ex-Itacoatiara) and SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19,5%)	559	500	Mar-13	Oct-38	99.87	3.60%
Norte Brasil Transmissora de Energia S.A.	Collecting Porto Velho (RO) - Araraquara (SPE)	Eletronorte (49%)	2411.9	600	Nov-14	Feb-39	288.83	3.60%
Belo Monte Transmissora de Energia S/A - BMTE	SS Converter Xingu - SS Converter Estreito	Eletronorte (24,5)	2092	800	Dec-17	Jun-44	281.51	IPCA
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI-Sobral III/CE; Teresina II/PI-Fortaleza II/CE; Sobral III/CE-Fortaleza II/CE	Chesf (49%)	546	500	Jan-06	Feb-34	15.01	1.02%
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	Eletronorte (12%) Chesf (12%)	695	500	May-08	Apr-36	130.90	1.04%
Manaus Transmissora de Energia S.A.	TL Oriximiná - Silves - Lechuga (AM)	Chesf (19,5)	559	500	Mar-13	Oct-38	99.87	1.04%
Interligação Elétrica do Madeira S.A.	TL Collector Porto Velho/ Araraquara II, CS	Chesf (24,5%) Furnas (24,5%)	2,375	600	Aug-13	Feb-39	292.07	IPCA
Interligação Elétrica Garanhuns S.A.	L.Gonzaga/Garanhuns II; Garanhuns II/Campina Grande III; Garanhuns II/Pau Ferro; Garanhuns II/Angelim I	Chesf (49%)	224 190 239 13	500 500 500 230	Nov/15 Nov/15 Dez/15 Mar/16	Dec-41	87.33	-1.10%
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II TL Ceará Mirim/ Extremoz II TL Ceará Mirim/ Campina III, 500 kV TL Campina Grande III/Campina Grande II, 230 kV	Chesf (100%)	64 19 192 10	500 230 500 230	Oct/14 Oct/14 May/15 May/15	Oct-41	0.01	-1.13%
Baguari Energia S.A.	HPP Baguari - SE Baguari	Furnas (15%)	0.8	230	Feb-10	Aug-41	(1)	-
Brasventos	TL Miassaba 3 - Açú 2	Furnas (24,5)	73	230	Feb-14	-	(1)
Brasventos	TL Rei dos Ventos - Miassaba 3	Furnas (24,5)	42	230	Feb-14	-	(1)
Centroeste de Minas	Furnas – Pimenta II	Furnas (49%)	62.7	345	Mar-10	Mar-35	4.35	IPCA
Enerpeixe S.A.	Peixe Angical – Peixe 2 TL Peixe Angical – Gurupi	Furnas (40%) Furnas (40%)	17 20	500	Apr-06	Nov-36	(1)	-
Goiás Transmissão S.A.	Rio Verde Norte – Trindade Trindade – Xavantes Trindade – Carajás	Furnas (49%)	187 37 30	500 230 230	Dec/2013 Dec/2013 Oct/2013	Jul-40	14.62	IPCA
MGE Transmissão S.A.	Mesquita - Viana 2 Viana 2 – Viana	Furnas (49%)	256 8	500 345	Jun-14	Jul-40	8.80	IPCA
Retiro Baixo Energética S.A.	HPP Retiro Baixo – SS Curvelo	Furnas (49%)	45	138	Oct-10	Aug-41	(1)	IPCA
Serra do Facão Energia S.A.	HPP Serra do Facão – SS Celg de Catalão	Furnas (49,5%)	32	138	Oct-10	Nov-36	(1)	IPCA
Transenergia Renovável S.A.	Barra dos Coqueiros – Quirinópolis	Furnas (49%)	51.47	230	Apr-11	Apr-39	13.22	IPCA
	Quirinópolis - UTE Quirinópolis		33.95	138	May-11	Jun-25
	Quirinópolis - UTE Boavista		16.5	138	May-11	Jun-25
	Chapadão – Jataí		276.1	230	Dec-12	Apr-39
	Jataí – Mineiros		61.4	138	Dec-12	Jun-25
	Jataí - UTE Jataí		51.56	138	Dec-12	Jun-25
	Jataí - UTE Água Emendada		32.57	138	Dec-12	Jun-25
	Mineiros - Morro Vermelho		46.86	138	Dec-12	Jun-25
	Morro Vermelho - UTE Morro Vermelho		30.2	138	Dec-12	Jun-25
	Palmeiras – Edéia		58.57	230	May-13	Apr-39
	Edéia - UTE Tropical Bionenergia I		49	138	May/13	Jun-25
Companhia Transirapé de Transmissão (2)	Irapé – Araçuaí	Furnas (24,5%)	65	230	May-07	Mar-35	9.61	IGPM
	Montes Claros – Irapé	Furnas (24%)	138	345	Dec-06	Feb-34	10.43	IGPM
	Itutinga – Juiz de Fora	Furnas (25%)	140	345	Feb-07	Mar-35	6.11	IGPM
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia Niquelândia - Barro Alto	Furnas (99%)	100 89	230	Sep/17 May/16	Sep/39 Nov/39	2.75	IPCA
Paranaíba Transmissora de Energia S.A.	Luziânia - Pirapora II	Furnas (24,5%)	368.1	500	May-16	May-43	34.27	IPCA
	Rio das Éguas - Luziânia		346.2	500	Jul-16	May-43
	Barreiras II - Rio das Éguas		239.1	500	Jan-17	May-43
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	Furnas (49,9%)	69	230	Sep-16	May-44	1.11	IPCA
Vale do São Bartolomeu Transmissora de Energia S.A.	Samambaia - Brasília Sul	Furnas (39%)	14	345	May-16	Oct-43	2.39	IPCA
	Brasília Sul - Brasília Geral	Furnas (39%)	13.5	230	May-17	Oct-43	2.39	IPCA
	Luziânia - Brasília Leste (C1)	Furnas (39%)	67	500	Feb-18	Oct-43	2.39	IPCA
	Luziânia - Brasília Leste (C2)	Furnas (39%)	67	500	Feb-18	Oct-43	2.39	IPCA
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	Furnas (49%)	296.5	500	Dec-16	Aug-43	8.86	IPCA
Madeira Energia SA	TL Usina a SE elevadora	Furnas (39%)	10	500	Apr-06	Nov-36	(1)	-
Belo Monte Transmissora de Energia S.A.	Xingu – Estreito	Furnas (24,5%)	2092	800	Dec-17	Jun-44	127.34	-
Empresa de Energia São Manoel S.A.	TL SS São Manoel - SS Paranaíta	Furnas (33,33%)	40	500	Dec-17	Apr-49	(1)	-
Teles Pires Participações S.A.	TL HPP Teles Pires-SS Coletora Norte	Furnas (24,5)	7.5	500	Jun-11	Jun-46	(1)	-
Etau**	Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)	Eletrosul (27,42%)*	188	230	Jul-05	Dec-32	35.76	IGPM
Uirapuru**	Ivaiporã (PR) – Londrina (PR))	Eletrosul (75%)*	120	525	Jul-06	Mar-35	31.08	IGPM
Transmissora Sul Brasileira de Energia – TSBE	Salto Santiago – Itá	Eletrosul (80%)*	187	525	Feb-14	May-42	16.83	IPCA
	Itá – Nova Santa Rita	Eletrosul (80%)*	307	525	Aug-14		27.75	IPCA
	Nova Santa Rita – Camaquã	Eletrosul (80%)*	126	230	Dec-14		6.04	IPCA
	Camaquã - Povo Novo - Quinta	Eletrosul (80%)*	168	230	Dec-14		6.97	IPCA
Costa Oeste	Cascavel Oeste – Umuarama, CS	Eletrosul (49%)*	151.5	230	Aug-14	Jan-42	8.27	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo – Marmeleiro, CS	Eletrosul (51%)*	152	525	Dec-14	Aug-42	17.39	IPCA
	Nova santa Rita – Povo Novo, CS		268	525	Apr-15		30.05
	Marmeleiro – Santa Vitória do Palmar		48	525	Dec-14		5.56
Marumbi Transmissora de Energia S.A.	Curitiba / Curitiba Leste (PR)	Eletrosul (20%)*	29.04	525	Jun-15	May-42	5.06	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Sectioning TL Alegrete 1 - Santa Maria 1	Eletrosul (51%)*	1.95	138	May-16	Jan-44	***	IPCA
	TL Foz do Chapecó - Pinhalzinho 2 (C1)	Eletrosul (51%)*	36	230	Feb-18	Jan-44	2.16
* According to Aneel Resolution nº 2,258 / 2017.
** The Asset will be transferred to Eletrobras, as approved at the 147th Extraordinary General Meeting (AGE) on April 19, 2017.
*** AAR included in SS Santa Maria 3.
(1) There is no AAR because the equipments are exclusive to the generation plant.
(2) Entreprise will be transferred to Eletrobras after approval by the responsible sectoral entities and the financing agents.

VII.1.2.1.2 Substations
SPE	Substation	Eletrobras Companies (%)	Transformation Capacity - MVA	Beginning of Operation	End of Concession	AAR on 03.31.18 (R$ million)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	SS Seccionadora Cuiabá	Eletronorte (49%)	n/a	Aug-05	Feb-34	3.36	1.57%
BRASNORTE Transmissora de Energia S.A.	SS Juba SS Maggi - 230/138 kV	Eletronorte (49,71%)	300 100	Sep-09	Mar-38	6.54	3.60%
Manaus Transmissora de Energia S.A.	SS Silves (ex-Itacoatiara) SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19,5%)	150 1800	Mar-13	Oct-38	72.96	3.60%
INTESA - Integração Transmissora de Energia S.A.	SS Peixe 2 SS Serra da Mesa 2	Eletronorte (12%) Chesf (12%)	-	May-08	Apr-36	130.93	1.04%
Transmissora Matogrossense de Energia S.A. – TME	SS Jauru 500/230 kV	Eletronorte (49%)	750	Nov-11	Nov-39	4.62	30.47%
Belo Monte Transmissora de Energia S/A - BMTE	SS Conversora Xingu SS Conversora Estreito	Eletronorte (24,5%)	4000 3850	Dec-17	Jun-44	281.51	IPCA
Interligação Elétrica do Madeira S.A.	Rectifier Station CA/CC from 500 kV to +/- 600 kV; Inverter Station CC/CA from +/- 600 kV to 500 kV.	Chesf (24,5%) Furnas (24,5%)	3832 3632	May-14	Feb-39	252.42	3.60%
TDG – Transmissora Delmiro Gouveia S.A.	SS – Pecém II, of 500/230 kV; SS – Aquiraz, of 230/69 Kv	Chesf (49%)	3600 450	Oct-13	Jul-40	29.45	1.06%
Interligação Elétrica Garanhuns S.A.	SS – Garanhuns, 500/230 kV SS – Pau Ferro, 500/230 kV	Chesf (49%)	600 1500	nov/15 dez/15	Dec-41	*	-1.10%
Extremoz Transmissora do Nordeste - ETN S.A.	SS – João Câmara II, 500/138 kV SS – Ceará Mirim, 500/230 kV SS – Campina Grande III, 500/230 kV	Chesf (100%)	1.800 900 1.200	out/14 out/14 mai/15	Oct-41	0.05	-1.11%
Luziânia Niquelândia Transmissora S.A.	SS Luziânia	Furnas (49%)	450	Jun-14	May-42	4.03	IPCA
	SS Niquelândia	Furnas (49%)	30	Aug-15	May-42	4.03	IPCA
Caldas Novas Transmissão S.A. (1)	Ampliação da SE Corfumbá	Furnas (49%)	150	Jul-13	Jun-41	1.45	IPCA
Baguari Energia S.A.	SS da Usina de Baguari	Furnas (15%)	155.6	Aug-06	Aug-41	(2)	-
Enerpeixe S.A.	SS da Usina de Peixe Angical	Furnas (40%)	525	Nov-01	Nov-36	(2)	-
Teles Pires Participações S.A.	SS UHE Teles Pires (6)	Furnas (24,5%)	-	Jun-11	Jun-46	(2)	-
Goiás Transmissão S.A.	SS Trindade	Furnas (49%)	1200	Nov-13	Jul-40	(2)	-
Madeira Energia S.A.	SS da Usina de Santo Antônio	Furnas (39%)	3630	Aug-07	Jun-43	(2)
MGE Transmissão S.A.	Viana 2	Furnas (49%)	900	Aug-14	Jul-40	(2)	-
Retiro Baixo Energética S.A.	SS da Usina de Retiro Baixo	Furnas (49%)	100	Aug-06	Aug-41	(2)
Serra do Facão Energia S.A.	SS da Usina de Serra do Facão	Furnas (49,5%)	236.4	Nov-01	Nov-36	(2)
Transenergia Renovável S.A	Edéia	Furnas (49%)	150	Feb-12	Jun-25	(3)	-
	Jataí	Furnas (49%)	450	Dec-12	Jun-25	(3)	-
	Mineiros	Furnas (49%)	0	Dec-12	Jun-25	(3)	-
	Morro Vermelho	Furnas (49%)	0	Dec-12	Jun-25	(3)	-
	Quirinópolis	Furnas (49%)	225	Apr-11	Jun-25	(3)	-
Transenergia São Paulo S.A	Itatiba	Furnas (49%)	1200	Aug-12	Nov-39	5.35
Interligação Elétrica do Madeira S.A.	Estação Retificadora CA/CC de 500 kV para +/- 600 kV	Furnas (24,5%)	3832	May-14	Feb-39	135.76	IPCA
	Estação Inversora CC/CA de +/- 600 kV para 500 kV		3608	May-14	Feb-39
Companhia Transirapé de Transmissão (9)	SS Irapé	Furnas (24,5%)	525	Dec-06	Feb-34	(3)
	SS Araçuaí 2	Furnas (24,5%)	525	May-07	May-35	(3)	-
Triângulo Mineiro Transmissora S.A.	SS Marimbondo II (4)	Furnas (49%)		Dec-16	Aug-43	(3)	-
	SS Assis (5)			Dec-16	Aug-43	(3)	-
Vale do São Bartolomeu Transmissora de Energia S.A.	SS Brasília Leste 500/138 kV	Furnas (39%)	1260	Feb-18	Oct-43	-
Empresa de Energia São Manoel S.A.	SS da Usina São Manoel SS Paranaíta	Furnas (33,33%)	-	Dec-17	Apr-49	(2)	-
Etau (7)	Lagoa Vermelha 2 230/138KV; Barra Grande 230/138 KV; Santa Marta 230 KV - Line Input; Expansion Lagoa Vermelha 2 230/138KV	Eletrosul (27,42%)	150 - - 150	abr/05 jul/05 jul/05 out/16	Dec-32	10,28**	IGPM
Transmissora Sul Brasileira de Energia – TSBE	Expansion SS 525 KV Salto Santiago; Expansion SS 525 kV Itá Expansion SS 525/230kV; Nova Santa Rita; Camaquã 3 230/69Kv ; Expansion SS 230 kV Quinta	Eletrosul (80%)	- - - 166 -	fev/14 ago/14 ago/14 dez/14 dez/14	May-42	3,96**	IPCA
Costa Oeste (8)	Umuarama 230/138 kV	Eletrosul (49%)	300	Jul-14	Jan-42	3,38**	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo 525/230 kV; Santa Vitória do Palmar 525/138 kV; Marmeleiro 525 kV - Synchronous Compensator ±200 Mvar; Expansion SS Nova Santa Rita 525kV.	Eletrosul (51%)	672 75 - -	dez/14 dez/14 dez/14 abr/15	Aug-42	61,18**	IPCA
Marumbi Transmissora de Energia S.A.	Curitiba Leste - 525/230 KV	Eletrosul (20%)	672	Jun-15	May-42	13,06**	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Substation Pinhalzinho 2 Expansion SS Santa Maria 3, 230/138 kV	Eletrosul (51%)	450 166	fev/18 mai/2016	Jan-44	9,31**	IPCA
(1) This venture is an expansion of SS Corumbá.
(2) There is no AAR because the equipments are exclusive to the generation plant.
(3) AAR is included in the TL
(4) 4 single phase reactors of 45,3 MVAr each.
(5) 7 single phase reactors of 45,3 MVAr each.
(6) SS with no transformation capacity (Transmission line switching only)

(7) Line entries and inscriptions associated with Campos Novos - Santa Marta TL located at the substations. The asset will be transferred to Eletrobras, as approved on April 19, 2017, at the 147th Extraordinary General Meeting (AGE).

(8) Commercial operation by sharing with Copel (TL Caiuá).
(9) Entreprise will be transferred to Eletrobras after approval by the responsible sectoral entities and the financing agents. Auction expected to be held on June 7, 2018.
(*) The amount of the active AAR of the Substations is informed together with that of the Transmission Line.
(**) According to Aneel Resolution nº 2,258 / 2017

VII.2 Financing and Loans – R$ million
SPE	Eletrobras Companies (%)	BNDES - Brazilian Development Bank (a)								Other Creditors (b)								Total (a+b)
		2018	2019	2020	2021	2022	2023	2024	After 2024	2018	2019	2020	2021	2022	2023	2024	After 2024
Belo Monte Transmissora de Energia S.A	Eletronorte (24,5%)	82.34	246.72	247.05	246.71	246.70	246.70	247.03	-	63.04	168.33	179.95	191.79	202.54	215.15	225.58	-	2,809.63
	Furnas (24,5%)
Energética Águas da Pedra S.A.	Eletronorte (24,5%)	34.38	34.38	34.38	34.38	34.38	34.38	34.38	106.01	-	-	-	-	-	-		-	346.67
	Chesf (24,5%)
Norte Brasil Transmissora de Energia S.A. (1)	Eletronorte (49%)	75.51	75.21	76.94	79.10	81.89	85.60			145.17	144.33	143.50	142.66	141.83	140.99			1,332.73
Manaus Transmissora de Energia S.A.	Eletronorte (30%)	30.14	33.44	37.00	37.00	37.00	37.00	37.00	214.89	25.83	32.75	32.19	32.19	32.19	32.19	32.19	63.27	746.26
	Chesf (19,5%)
Transmissora Matogrossense de Energia S.A.	Eletronorte (49%)	0.02	0.02	0.02	0.01	0.01	0.01	0.00	0.00	0.03	0.03	0.02	0.02	0.02	0.02	0.01	-.00	0.25
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%)	22.73	20.67	18.57	16.47	14.36	12.26	10.16	50.41	-	-	-	-	-	-		-	165.63
	Furnas (24,5%)
Brasventos Miassaba 3 Geradora de Energia S.A.	Eletronorte (24,5%)	22.82	20.75	18.64	16.53	14.42	12.31	10.20	19.70	-	-	-	-	-	-	-	-	135.37
	Furnas (24,5%)
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%)	24.00	21.78	19.57	17.35	15.14	12.92	10.70	20.68	-	-	-	-	-	-		-	142.14
	Furnas (24,5%)
Norte Energia S.A.(*)	Eletronorte (19,98%)	1,001.86	1,288.87	1,491.63	1,500.07	1,508.59	1,517.23	1,525.90	6,251.29	704.00	978.61	1,154.26	1,162.61	1,171.03	1,179.58	1,188.16	3,806.51	27,430.19
	Chesf (15%)
	Eletrobras Holding (15%)
Companhia Energética Sinop S.A.	Eletronorte (24,5%)	23.29	46.24	46.24	46.24	46.24	46.24	46.24	628.79	-	-	-	-	-	-	-	-	929.52
	Chesf (24,5%)
Integração Transmissora de Energia S.A	Eletronorte (12%)	23.35	31.54	26.90	-	-	-	-	-	-	-	-	-	-	-		-	81.79
	Chesf (12%)
Sistema de Transmissão Nordeste S.A.	Chesf (49%)	-	-	-	-	-	-	-	-	21.69	17.04	23.71	18.25	13.49	14.37	6.97	-.00	115.54
Interligação Elétrica do Madeira S.A.	Chesf (24,5%)	118.10	118.10	118.10	118.10	109.40	96.90	96.90	437.80	39.90	55.60	67.70	71.70	75.70	75.60	79.70	198.40	1,877.70
	Furnas (24,5%)
Interligação Elétrica Garanhuns S.A.	Chesf (49%)	25.32	32.70	32.70	32.70	32.70	27.93	18.41	73.64	-	-	-	-	-	-	-	-	276.10
Transmissora Delmiro Gouveia S.A.	Chesf (49%)	-	-	-	-	-	-	-	-	3.00	4.00	5.00	6.00	7.00	8.00	10.00	118.00	161.00
ESBR Participações S.A.	Chesf (20%)	252.54	343.56	343.56	343.56	343.56	343.56	343.56	3,203.23	256.96	342.62	342.62	342.62	342.62	342.62	342.62	3,258.83	11,088.65
	Eletrosul (20%)
São Pedro do Lago S.A.	Chesf (49%)	4.04	4.91	4.91	4.91	4.91	4.91	4.91	28.61	-	-	-	-	-	-	-	-	62.11
Pedra Branca S.A.	Chesf (49%)	3.89	4.73	4.73	4.73	4.73	4.73	4.73	27.51	-	-	-	-	-	-	-	-	59.78
Sete Gameleiras S.A.	Chesf (49%)	3.90	4.74	4.74	4.74	4.74	4.74	4.74	27.61	-	-	-	-	-	-	-	-	59.95
Baraúnas I Energética S.A.	Chesf (49%)	3.90	4.76	4.76	4.76	4.76	4.76	4.76	37.32	-	-	-	-	-	-	-	-	69.78
Morro Branco I Energética S.A.	Chesf (49%)	4.08	4.98	4.98	4.98	4.98	4.98	4.98	39.03	-	-	-	-	-	-	-	-	72.99
Mussambê Energética S.A.	Chesf (49%)	3.56	4.35	4.35	4.35	4.35	4.35	4.35	34.06	-	-	-	-	-	-	-	-	63.72
Chapada do Piauí I Holding (2)	Chesf (49%)	24.04	23.40	25.52	27.80	30.24	32.83	35.69	365.21	-	-	0.36	0.22	0.07	5.04	7.21	71.16	648.79
Chapada do Piauí II Holding (3)	Chesf (49%)	38.38	37.24	37.64	38.03	38.41	38.78	39.15	265.04	-	-	-	-	-	-	-	-	532.66
Eólica Serra das Vacas I S.A.	Chesf (49%)	69.98	67.04	63.84	60.38	56.63	52.56	48.15	177.79	-	-	-	-	-	-	-	-	596.37
Eólica Serra das Vacas II S.A.	Chesf (49%)	63.32	60.66	57.77	54.64	51.24	47.56	43.57	160.87	-	-	-	-	-	-	-	-	539.62
Eólica Serra das Vacas III S.A.	Chesf (49%)	63.32	60.66	57.77	54.64	51.24	47.56	43.57	160.87	-	-	-	-	-	-	-	-	539.62
Eólica Serra das Vacas IV S.A.	Chesf (49%)	63.32	60.66	57.77	54.64	51.24	47.56	43.57	160.87	-	-	-	-	-	-	-	-	539.62
Vamcruz I	Chesf (49%)	38.85	35.85	34.56	33.17	31.84	30.50	29.19	177.63	-	-	-	-	-	-	-	-	411.58
Baraúnas II Energética S.A.	Chesf (1,6%)	3.90	4.76	4.76	4.76	4.76	4.76	4.76	37.32	-.00	0.77	0.77	0.77	0.77	0.77	0.77	4.97	79.37
Banda de Couro Energética S.A	Chesf (1,8%)	3.52	4.31	4.31	4.31	4.31	4.31	4.31	36.60	-.00	1.29	1.29	1.29	1.29	1.29	1.29	8.36	82.08
Extremoz Transmissora do Nordeste –ETN S.A.	Chesf (100%)	-	-	-	-	-	-	-	-	3.51	8.16	8.54	9.91	13.47	18.41	20.38	75.90	158.28
Foz do Chapecó	Furnas (40%)	239.89	227.77	216.75	205.44	194.12	182.80	171.67	-	-	-	-	-	-	-	-	-	1,438.44
Enerpeixe	Furnas (40%)	-	-	-	-	-	-	-	-	226.71	212.10	128.70	120.61	112.82	-.00	-.00	-.00	800.94
Santo Antônio	Furnas (39%)	524.03	692.53	669.08	642.18	616.25	590.33	565.10	-	733.72	1,031.99	1,102.00	1,154.52	1,285.44	1,420.03	1,373.37	-	12,400.56
Teles Pires	Furnas (24,5%)	313.12	347.80	339.73	330.88	321.83	312.57	303.89	-	102.29	99.69	101.13	101.54	100.07	96.62	93.23	-	2,964.40
	Eletrosul (24,72%)
Centro Oeste de Minas	Furnas (49%)	2.92	3.00	3.06	3.05	3.00	0.99	-.00	-	-.00	-.00	-.00	-.00	-.00	-.00		-.00	16.01
Serra do Facão	Furnas (49,5%)	70.26	66.01	63.57	59.96	56.36	52.76	49.22	-	-.00	-.00	-.00	-.00	-.00	-.00		-.00	418.15
Retiro Baixo	Furnas (49%)	22.64	22.22	21.76	21.45	20.47	19.78	19.28	-	-.00	-.00	-.00	-.00	-.00	-.00		-.00	147.61
Goiás Transmissão	Furnas (49%)	18.17	17.30	16.49	15.64	14.81	13.99	13.17	-	9.90	13.58	13.12	12.61	10.84	10.46	10.10	-	190.16
MGE Transmissão	Furnas (49%)	15.11	14.33	13.64	12.93	12.23	11.53	10.83	-	-.00	-.00	-.00	-.00	-.00	-.00		-.00	90.59
Transenergia São Paulo	Furnas (49%)	7.56	7.26	6.96	6.64	6.32	6.00	5.68	-	-.00	-.00	-.00	-.00	-.00	-.00		-.00	46.42
Transenergia Renovável	Furnas (49%)	20.34	19.50	18.24	16.85	15.90	14.95	14.01	-	-.00	-.00	-.00	-.00	-.00	-.00		-.00	119.79
Triângulo Mineiro Transmissão S.A.	Furnas (49%)	-.00	-.00	-.00	-.00	-.00	-.00	-	-.00	27.17	27.17	27.17	27.17	27.17	27.17	-.00	-	163.03
Vale de São Bartolomeu Transmissão S.A.	Furnas (39%)	-.00	-.00	-.00	-.00	-.00	-.00	-	-.00	24.19	24.19	24.19	24.19	24.19	24.19	-.00	-	145.15
Mata de Santa Genebra S.A.	Furnas (49,9%)	-	68.58	137.91	138.73	139.73	140.73	141.87	-.00	-	-	-	-	-	-	-	-	767.55
Companhia Transirapé de Transmissão S.A.	Furnas (24,5%)	0.72	0.90	0.84	0.77	0.72	0.65	0.59	-.00	5.69	10.16	16.30	14.49	10.85	3.10	0.53	-	66.30
Companhia Transleste de Transmissão S.A.	Furnas (24,5%)	-.00	-.00	-.00	-.00	-.00	-.00		-.00	16.48	19.83	21.81	20.13	15.05	3.66	3.36	-	100.32
Companhia Transudeste de Transmissão S.A.	Furnas (25%)	-.00	-.00	-.00	-.00	-.00	-.00		-.00	6.46	15.41	14.45	13.37	9.45	-.00	-	-	59.15
São Manoel	Furnas (33,33%)	4.07	71.09	70.30	70.41	70.75	70.75	70.75	-	345.68	-	-	-	-	-	-	-	773.79
Paranaíba Transmissora de Energia S.A.	Furnas (24,5%)	73.07	74.11	74.60	75.11	75.63	76.18	76.74	-.00	12.60	12.84	15.64	15.01	15.79	21.03	26.29	-	644.63
Caldas Novas Transmissão S.A.	Furnas (49%)	2.11	2.02	1.93	1.85	1.76	1.54	1.07	-	-	-	-	-.00	-.00	-.00		-.00	12.28
Luziânia Transmissora de Energia S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	5.49	5.49	5.49	5.49	5.49	5.49	5.49	-	38.40
Itaguaçu da Bahia Energias Renováveis S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Uirapuru Transmissora de Energia S.A.	Eletrosul (75%)	-	-	-	-	-	-	-	-	5.01	1.47	-	-	-	-	-	-	6.48
Transmissora Sul Litorânea de Energia S.A.	Eletrosul (51%)	29.34	39.12	39.12	39.12	39.12	39.12	39.12	167.46	7.05	9.40	9.40	9.40	9.40	9.40	9.40	69.42	564.42
Transmissora Sul Brasileira de Energia S.A.	Eletrosul (80%)	16.93	20.62	20.62	20.62	20.62	20.62	20.62	62.84	0.34	1.98	4.69	6.63	8.28	8.84	9.94	68.93	313.12
Santa Vitória do Palmar Holding S.A. (4)	Holding (78%)	14.59	19.19	20.92	22.80	24.85	27.09	29.52	249.48	6.78	9.74	10.60	11.53	12.55	13.65	14.84	125.44	613.57
Marumbi Transmissora de Energia S.A.	Eletrosul (20%)	3.62	4.82	4.82	4.81	4.78	4.78	3.30	11.77	-.00	-.00	-.00	-.00	-.00	-.00		-.00	42.72
Livramento Holding S.A.	Eletrosul (59%)	2.55	3.43	3.46	3.50	3.53	3.56	3.60	17.69	-.00	-.00	-.00	-.00	-.00	-.00		-.00	41.31
Chuí Holding S.A. (4)	Holding (78%)	18.59	24.99	24.99	24.99	24.99	24.99	24.99	171.99	-.00	-.00	-.00	-.00	-.00	-.00		-.00	340.50
Costa Oeste Transmissora de Energia S.A.	Eletrosul (49%)	2.16	2.87	2.90	2.89	2.71	2.30	2.30	9.05	-.00	-.00	-.00	-.00	-.00	-.00		-.00	27.18
Fronteira Oeste Transmissora de Energia	Eletrosul (51%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-.00
Chuí IX (5)	Holding (99,99%)	4.94	4.74	4.53	4.33	4.13	3.92	3.72	21.37	2.17	2.08	1.99	1.90	1.81	1.72	1.63	9.36	74.32
Hermenegildo I (5)	Holding (99,99%)	17.16	16.45	15.74	15.03	14.32	13.61	12.90	74.19	7.52	7.21	6.90	6.59	6.28	5.97	5.65	32.51	258.01
Hermenegildo II (5)	Holding (99,99%)	17.16	16.45	15.74	15.03	14.32	13.62	12.91	74.20	7.52	7.21	6.90	6.59	6.28	5.97	5.66	32.52	258.07
Hermenegildo III (5)	Holding (99,99%)	14.62	14.02	13.41	12.81	12.20	11.60	11.00	63.22	6.41	6.14	5.88	5.61	5.35	5.08	4.82	27.71	219.86
Empresa de Transmissão do Alto Uruguai S.A.	Eletrosul (51%)	16.93	20.62	20.62	20.62	20.62	20.62	20.62	62.84	0.34	1.98	4.69	6.63	8.28	8.84	9.94	68.93	313.12
Paraíso Transmissora de Energia S.A.	Eletrosul (24,5%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(1) Balance to be paid after 2017: R$ 6.00 million.
(2) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Renewable Energy SA were merged into the Chapada company Piaui I Holding S.A.
(3) The participation of SPEs V. Santa Joana I, III, IV, V, VII, Santo Augusto IV Energia Renováveis S.A. were merged into the Chapada company Piaui II Holding S.A.
(4) There was a business combination and SPE Chuí Holding S.A. became a subsidiary of SPE Santa Vitória do Palmar S.A.
(5) On 29 December, 2017, Eletrosul concluded, as provided in the Terms of Transfer in Lieu of Payment with Eletrobras, the sale of the entire equity interest in the SPE.
(*) Balance to be paid after 2017: R$ 6.166,94 millions.

IV.3.1 Financing and Loans – R$ Million

Local Currency (LC) + Foreign Currency (FC)
Eletrobras Companies	Eletrobras (1)								Other Creditors (2)								Total (1+2)
	2018	2019	2020	2021	2022	2023	2024	After 2024	2018	2019	2020	2021	2022	2023	2024	After 2024
Eletronorte	-	405.17	242.48	234.74	219.47	205.51	145.41	774.94	-	526.16	336.33	231.18	198.73	200.01	156.68	1,123	4,999.81
Chesf	787.63	119.17	41.19	-	-	-	-	-	262.49	315.62	160.80	115.21	77.75	73.17	44.82	221.19	2,219.05
Furnas	632.00	472.00	494.00	517.00	329.00	115.00	110.00	697.00	1,959.00	1,438.00	1,025.00	624.00	585.00	406.00	168.00	569.00	10,140.00
Eletronuclear	-	183.58	183.58	183.58	183.58	146.46	109.34	451.00	-	196.32	209.93	222.69	233.00	248.41	266.44	5,330.64	8,148.52
Eletrosul (1)	53.87	76.32	58.86	58.86	60.14	61.43	61.43	508.66	129.92	295.68	341.57	403.36	119.60	91.11	63.33	182.87	2,567.01
CGTEE	1,012.08	319.20	319.19	276.82	254.48	232.83	226.50	450.16	-	-	-	-	-	-		-	3,091.27
Amazonas GT	927.80	174.30	232.40	231.90	184.50	160.60	156.70	-	-	-	-	-	-	-	-	-	2,068.20
Itaipu Binacional	-	454.52	641.38	684.74	100.15	24.93	-	-	-	772.32	1,090.12	1,163.97	1,240.20	448.29	-	-	6,620.63
ED Acre (1)	-	123.31	65.15	53.38	37.11	32.13	7.22	3.22	-	-	-	-	-	-		-	321.52
ED Alagoas	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
ED Amazonas Energia	436.90	485.30	562.60	557.30	262.60	260.40	14.50	88.20	-	206.90	206.90	206.90	-	-	-	-	3,288.50
ED Piauí (1)	639.76	416.21	294.44	292.12	133.93	104.42	70.52	49.72	27.12	104.37	127.10	127.10	5.19	5.19	5.19	8.65	2,411.03
ED Rondônia	96.95	282.18	282.08	240.47	125.57	84.50	56.13	27.26	-	73.01	79.64	79.64	6.64	-	-	-	1,434.07
ED Roraima (1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-
(1) It includes promissory notes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.